As filed with the Securities and Exchange Commission on March 17, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

Commission file number: 1-14846

AngloGold Ashanti Limited

(Exact Name of Registrant as Specified in its Charter)

Republic of South Africa

(Jurisdiction of Incorporation or Organization)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa

(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares	New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 25 ZAR cents each	264,938,432
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Table of contents

Presentation of information

AngloGold Ashanti Limited

In this annual report on Form 20-F, references to AngloGold or AngloGold Ashanti, the company and the group, are references to AngloGold Ashanti Limited or, as appropriate, subsidiaries and associate companies. AngloGold Ashanti resulted from the business combination between AngloGold Limited with Ashanti Goldfields Company Limited, effective April 26, 2004. Throughout this Form 20-F, all reference to the "business combination" refer to this transaction.

US GAAP financial statements

The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended December 31, 2005, 2004 and 2003 and as at December 31, 2005 and 2004 have been prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP).

IFRS financial statements

As a company incorporated in the Republic of South Africa, AngloGold Ashanti also prepares annual audited consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with International Financial Reporting Standards (IFRS). These financial statements (referred to as IFRS statements) are distributed to shareholders and are submitted to the JSE Limited (formerly JSE Securities Exchange South Africa) (JSE), as well as the London, New York, Australian and Ghana stock exchanges and Paris and Brussels bourses and are submitted to the US Securities and Exchange Commission (SEC) on Form 6-K.

Currency

AngloGold Ashanti presents its consolidated financial statements in United States dollars. In 2001, the group changed its presentation currency from South African rands to United States dollars because the majority of its revenues are realized in US dollars.

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars or $ are to the lawful currency of the United States, references to ARS and peso are the lawful currency of Argentina, references to AUD dollars and A$ are to the lawful currency of Australia, reference to BRL is to the lawful currency of Brazil and references to GHC or cedi are to the lawful currency of Ghana.

See "Item 3A.: Selected financial data – Exchange rate information" for historical information regarding the noon buying rate in the City of New York for cable transfers in rands as certified for customs purposes by the Federal Reserve Bank of New York. On March 8, 2006, the noon buying rate was R6.3250 = $1.00.

Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold Ashanti presents the financial items "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce" which have been determined using industry guidelines promulgated by the Gold Institute and are not US GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss) applicable to common shareholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See "Glossary of selected terms – Financial terms – Total cash costs (total cash costs per ounce)" and – "Total production costs (total production costs per ounce)" and "Item 5A.: Operating results – Total cash costs and total production costs".

Shares and shareholders

In this annual report, references to ordinary shares, ordinary shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

Certain forward-looking statements

This annual report includes "forward-looking information" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including without limitation, those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices, production, cash costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects; AngloGold's liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The risk factors described in Item 3D. could affect AngloGold Ashanti's future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

You should review carefully all information, including the financial statements and the notes to the financial statements, included in this annual report. The forward-looking statements included in this annual report are made only as of the last practicable date. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements in this section.

Glossary of selected terms

The following explanations are not intended as technical definitions but should assist the reader in understanding terminology used in this annual report. Unless expressly stated otherwise, all explanations are applicable to both underground and surface mining operations.

Mining terms

BIF
Banded Ironstone Formation. A chemically formed iron-rich sedimentary rock.

By-products
Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.

Calc-silicate rock
A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.

Carbon-in-leach (CIL)
Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

Carbon-in-pulp (CIP)
Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed on to the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.

Comminution
Comminution is the crushing and grinding of ore to make gold available for treatment. (See also 'Milling'.)

Contained gold
The total gold content (tons multiplied by grade) of the material being described.

Cut-off Grade (Surface Mines)
The minimum grade at which a unit of ore will be mined so as to achieve a required mining grade and hence a desired economic outcome.

Depletion
The decrease in quantity of ore in a deposit or property resulting from extraction or production.

Development
The process of accessing an orebody through shafts and/or tunnelling in underground mining operations.

Diorite
An igneous rock formed by the solidification of molten material (magma).

Electro-winning
A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.

Elution
Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.

Grade

The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).

Greenschist

A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote or actinolite.

Leaching

Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon.

Life-of-mine (LOM)

Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.

Metallurgical plant

A processing plant erected to treat ore and extract gold.

Milling

A process of reducing broken ore to a size at which concentrating can be undertaken. (See also 'Comminution').

Mine call factor

The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.

Mineral deposit

A mineral deposit is a concentration or occurrence of material of possible economic interest in or on the Earth's crust.

Ore Reserve

That part of a mineral deposit which could be economically and legally extracted or produced at the time of the Ore Reserve determination.

Ounce (oz) (troy)

Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.

Pay limit

The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the total cash cost, as well as Ore Reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

Precipitate

The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.

Probable Reserve

Ore Reserves for which quantity and grade are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than for that for Proven Ore Reserve, is high enough to assume continuity between points of observation.

Productivity

An expression of labor productivity based either on the ratio of grams of gold produced to the total number of employees or area mined (in square meters) to the total number of employees in underground mining operations.

Proven Reserve

Ore Reserves for which the (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes: grade is computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of the Ore Reserves are well established.

Project capital

Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.

Reclamation

In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high-pressure water cannons to form a slurry which is pumped back to the metallurgical plants for processing.

Recovered grade

The recovered mineral content per unit of ore treated.

Reef

A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.

Refining

The final purification process of a metal or mineral.

Rehabilitation

The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws including, but not limited to the South African Department of Minerals and Energy, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Seismic event

A sudden inelastic deformation within a given volume of rock that radiates detectable seismic waves (energy).

Shaft

A vertical or sub-vertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Skarn

A rock of complex mineralogical composition, formed by contact metamorphism and metasomatism of carbonate rocks.

Smelting

A pyro-metallurgical operation in which gold is further separated from impurities.

Stay-in-business capital

Capital expenditure to maintain existing production assets. This includes replacement of vehicles, plant and machinery, ore reserve development and capital expenditure related to safety, health and the environment.

Stope

Underground excavation where the orebody is extracted.

Stoping

The process of excavating ore underground

Stripping ratio

The ratio of waste tons to ore tons mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.

Syngenetic

Formed contemporaneously with the deposition of the sediment.

Tailings

Finely ground rock of low residual value from which valuable minerals have been extracted.

Tailings dam (slimes dam)

Dam facilities designed to store discarded tailings.

Tonne

Used in metric statistics. Equal to 1,000 kilograms.

Ton

Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.

Tonnage

Quantity of material measured in tons or tonnes.

Waste

Material that contains insufficient mineralization for consideration for future treatment and, as such, is discarded.

Yield

The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.

Zinc precipitation

Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

Financial terms

Average number of employees

The monthly average attributable number of employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary.

Capital expenditure

Total capital expenditure on tangible assets which includes Ore Reserve development, stay-in-business and project capital.

Discontinued operations

An operation that, pursuant to single plan, has been disposed of or abandoned or is classified as held-for-sale.

Effective tax rate

Current and deferred taxation as a percentage of profit before taxation.

Monetary asset

An asset which will be settled in a fixed or easily determinable amount of money.

Region

Defines the operational management divisions within AngloGold Ashanti and these are South Africa, Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, United States of America and Zimbabwe.

Related party

Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Significant influence

The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.

Total cash costs

Total cash costs include site costs for all mining, processing and administration, as well as contributions from by-products and are inclusive of royalties and production taxes. Depreciation, depletion and amortization, rehabilitation, corporate administration, employee severance costs, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Total production costs

Total cash costs plus depreciation, depletion and amortization, employee severance costs, rehabilitation and other non-cash costs. Corporate administration, capital and exploration costs are excluded. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.

Weighted average number of ordinary shares in issue

The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group.

Abbreviations

$	United States dollars
A$	Australian dollars
ADS	American Depositary Share
ADR	American Depositary Receipt
ARS	Argentinean peso
ASX	Australian Stock Exchange
BRL	Brazilian real
bn	Billion
capex	Capital expenditure
CDI	Chess Depositary Interests
CHF	Swiss francs
CLR	Carbon Leader Reef
FCFA	Communauté Financiére Africaine Francs
FIFR	Fatal injury frequency rate per million hours worked
g	Grams
g/t	Grams per tonne
g/TEC	Grams per total employee costed
GHC	Ghanaian cedi
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
JORC	Australasian Code for Reporting of Mineral Resources and Ore Reserves
JIBAR	Johannesburg interbank agreed rate
JSE	JSE Limited
King Code	South African King Code on Corporate Governance, 2002
kg	Kilograms
LSE	London Stock Exchange
LIBOR	London interbank offer rate
LOM	Life-of-mine
LTIFR	Lost-time injury frequency rate per million hours worked[1]
m²/TEC	Square meters per total employee costed
M or m	Meter or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
N$	Namibian dollars
NOSA	National Occupational Safety Association
NYSE	New York Stock Exchange
oz	Ounces (troy)
oz/t	Ounces per ton
R or ZAR	South African rands
RIFR	Reportable injury frequency rate per million hours worked
SAMREC	South African Code for the Reporting of Mineral Resources and Mineral Reserves
SEC	United States Securities and Exchange Commission
SRP	South African Securities Regulation Panel
SOX	Sarbanes-Oxley Act of 2002
t	Tons (short) or tonnes (metric)
tpm	Tonnes/tons per month
tpa	Tonnes/tons per annum
tpd	Tonnes/tons per day
VCR	Ventersdorp Contact Reef
VCT	Voluntary counseling and testing

(1)   *Note that AngloGold Ashanti utilizes the strictest definition in reporting Lost-Time Injuries in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.*

Rounding of figures in this report may result in computational discrepancies.

PART I

Item 1: Identity of directors, senior management and advisors

Not applicable.

Item 2: Offer statistics and expected timetable

Not applicable.

Item 3: Key information

3A.   Selected financial data

The selected financial information set forth below for the years ended December 31, 2003, 2004 and 2005 has been derived from, and should be read in conjunction with, the US GAAP financial statements included under Item 18 of this annual report. The selected financial information for the years ended December 31, 2001 and 2002 and as at December 31, 2001 and 2002, has been derived from the US GAAP financial statements not included in this annual report.

	Year ended December 31,				
	2001[1][4]	2002[2][3][4]	2003[7]	2004[8][9]	2005
	$	$	$	$	$
	(in millions, except share and per share amounts)				
Consolidated statement of income					
Sales and other income	1,840	1,493	1,670	2,151	2,485
Product sales [10]	1,816	1,458	1,641	2,096	2,453
Interest, dividends and other	24	35	29	55	32
Costs and expenses	1,841	1,137	1,329	2,176	2,848
Operating costs [11]	1,294	912	1,135	1,509	1,833
Royalties	5	9	11	27	39
Depreciation, depletion and amortization	304	257	247	445	593
Impairment of assets	173	-	75	3	141
Goodwill amortized	11	-	-	-	-
Interest expense	44	22	28	67	80
Accretion expense	-	-	2	8	5
Loss on sale of mining assets	4	-	-	-	-
Loss/(profit) on sale of assets	-	11	(55)	(14)	(3)
Mining contractor termination costs	-	-	-	-	9
Non-hedge derivative loss/(gain)	6	(74)	(114)	131	151
(Loss)/income from continuing operations before income tax equity income, minority interests and cumulative effect of accounting change	(1)	356	341	(25)	(363)
Taxation (expense)/benefit	(171)	(64)	(143)	132	121
Minority interest	(8)	(16)	(17)	(22)	(23)
Equity income in affiliates	17	80	71	23	39
(Loss)/income from continuing operations before cumulative effect of accounting change	(163)	356	252	108	(226)
Discontinued operations [12]	-	-	(2)	(11)	(44)
(Loss)/income before cumulative effect of accounting change	(163)	356	250	97	(270)
Cumulative effect of accounting change	(10)	-	(3)	-	(22)
Net (loss)/income – applicable to common stockholders	(173)	356	247	97	(292)
Basic (loss)/earnings per common share (in $)[13][14]					
From continuing operations	(0.76)	1.60	1.13	0.43	(0.85)
Discontinued operations			(0.01)	(0.04)	(0.17)
Before cumulative effect of accounting change	(0.76)	1.60	1.12	0.39	(1.02)
Cumulative effect of accounting change	(0.05)	-	(0.01)	-	(0.08)
Net (loss)/income – applicable to common stockholders	(0.81)	1.60	1.11	0.39	(1.10)
Diluted (loss)/earnings per common share (in $)[13][14]					
From continuing operations	(0.76)	1.60	1.13	0.42	(0.85)
Discontinued operations			(0.01)	(0.04)	(0.17)
Before cumulative effect of accounting change	(0.76)	1.60	1.12	0.38	(1.02)
Cumulative effect of accounting change	(0.05)	-	(0.01)	-	(0.08)
Net (loss)/income – applicable to common stockholders	(0.81)	1.60	1.11	0.38	(1.10)
Dividend per common share (cents)[14]	84	113	133	76	56

	As at December 31,				
	2001[1]	2002[2][3][4]	2003[5][6][7]	2004[8][9]	2005
	$	$	$	$	$
	(in millions, except share and per share amounts)				
Consolidated balance sheet data (as at period end)					
Cash and cash equivalents	156	362	479	302	204
Other current assets	350	524	822	1,115	1,197
Property, plants and equipment, deferred stripping, and acquired properties, net	2,115	2,449	3,037	6,654	6,439
Goodwill and other intangibles, net	160	166	226	591	550
Materials on the leach pad (long-term)	47	79	7	22	116
Other long-term assets, derivatives, deferred taxation assets and other long-term inventory	755	770	772	712	607
Total assets	3,583	4,350	5,343	9,396	9,113
Current liabilities	1,146	694	1,116	1,469	1,874
Provision for environmental rehabilitation	128	133	124	209	325
Deferred taxation liabilities	386	505	789	1,518	1,152
Other long-term liabilities, and derivatives	541	1,158	1,194	2,295	2,541
Minority interest	28	40	52	59	60
Stockholders' equity	1,354	1,820	2,068	3,846	3,161
Total liabilities and stockholders' equity	3,583	4,350	5,343	9,396	9,113
Capital stock (exclusive of long-term debt and redeemable preferred stock)	9	9	9	10	10
Number of common shares as adjusted to reflect changes in capital stock	215,268,116	222,622,022	223,136,342	264,462,894	264,938,432
Net assets	1,382	1,860	2,120	3,905	3,221

(1) Excludes the results of operations and financial condition of the Deelkraal and Elandsrand mines sold with effect from February 1, 2001. See "Item 4A.: History and development of the company".
(2) Excludes the results of operations and financial condition of the Free State mines sold with effect from January 1, 2002. See "Item 4A.: History and development of the company".
(3) Includes the results of operations and financial condition of an additional 46.25 percent interest acquired in the Cerro Vanguardia mine located in Argentina from July 1, 2002. See "Item 4A.: History and development of the company".
(4) Excludes the results of operations and financial condition of Stone and Allied Industries sold with effect from October 1, 2002. See "Item 4A.: History and development of the company".
(5) Excludes the financial condition of the Amapari Project sold with effect from May 19, 2003. See "Item 4A.: History and development of the company".
(6) Excludes the Gawler Craton Joint Venture sold with effect from June 6, 2003. See "Item 4A.: History and development of the company".
(7) Excludes the results of operations and financial condition of the Jerritt Canyon Joint Venture sold with effect from June 30, 2003. See "Item 4A.: History and development of the company".
(8) Includes the results of operations and financial condition of Ashanti as of April 26, 2004. See "Item 4A.: History and development of the company".
(9) Excludes the results of operations and financial condition of the Freda-Rebecca mine sold with effect from September 1, 2004. See "Item 4A.: History and development of the company".
(10) Product sales represent revenue from the sale of gold.
(11) Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.
(12) The selected financial information presented for the years ended December 31, 2001 and 2002 have not been reclassified to reflect Ergo as a discontinued operation.
(13) The calculations of basic and diluted earnings/(loss) per common share are described in note 9 to the consolidated financial statements "(loss)/earnings per common share".
(14) Per share information gives effect to the December 2002 two-for-one stock split and the issuance of a total of 278,196 ordinary shares under AngloGold's odd-lot offer.

Annual dividends

The table below sets forth the amounts of interim, final and total dividends paid in respect of the past five years in cents per ordinary share. AngloGold Ashanti's board of directors declared an interim dividend of 170 South African cents per ordinary share in respect of 2005 on July 27, 2005 with a record date of August 19, 2005 and a payment date of August 26, 2005 and a final dividend of 62 South African cents per ordinary share on February 9, 2006, with a record date of March 3, 2006 and a payment date of March 10, 2006. See "Item 10E.: Taxation – Taxation of dividends".

Year ended December 31,	Interim	Final	Total	Interim	Final	Total
	(South African cents per ordinary share)			(US cents per ordinary share [1])		
2001	350	550	900	38.21	49.06	87.27
2002	675	675	1,350	63.81	82.12	145.93
2003	375	335	710	50.73	49.82	100.55
2004	170	180	350	25.62	30.37	55.99
2005	170	62	232	26.09	9.86	35.95

(1)   Dividends for these periods were declared in South African cents. US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

Future dividends will be dependent on AngloGold Ashanti's cash flow, earnings, planned capital expenditures, financial condition and other factors. Given that AngloGold Ashanti is in its highest-ever capital expenditure phase, it will continue to manage capital expenditure in line with profitability and cash flow, and its approach to the dividend on the basis of prudent financial management. Under South African law, AngloGold Ashanti may declare and pay dividends from any capital and reserves included in total shareholders' equity calculated in accordance with IFRS, subject to its solvency and liquidity. Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Dividends may be declared in any currency at the discretion of the AngloGold Ashanti Board or AngloGold Ashanti shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement. For details on exchange controls applicable to holders of ordinary shares or ADSs, see "Item 10D.: Exchange controls".

Exchange rate information

The following table sets forth for the periods and dates indicated certain information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York expressed in rands per $1.00. On March 8, 2006, the noon buying rate between rands and US dollars was R6.3250 = $1.00.

Year ended December 31	High	Low	Year end	Average [1]
2001	13.60	7.50	12.00	8.76
2002	12.47	8.59	8.59	10.34
2003	9.05	6.26	6.70	7.42
2004	7.31	5.62	5.65	6.39
2005	6.92	5.64	6.33	6.35
2006 [2]	6.33	5.99	6.33	6.19

(1)   The average of the noon buying rates on the last business day of each month during the year.
(2)   Through March 8, 2006.

Exchange rate information for the months of	High	Low
September 2005	6.45	6.26
October 2005	6.72	6.44
November 2005	6.79	6.46
December 2005	6.46	6.28
January 2006	6.23	5.99
February 2006	6.22	6.02
March 2006 [1]	6.33	6.14

(1)   Through March 8, 2006.

AngloGold Ashanti historically has declared all dividends in South African rand and, as a result, exchange rate movements may have affected the Australian dollar, the United Kingdom pound, the Ghanaian cedi and the US dollar value of these dividends, as well as that of any other distributions paid by the relevant depositary to investors holding AngloGold Ashanti's securities, which may have reduced their value to investors.

Moreover, fluctuations in the exchange rates of the pound sterling and the US dollar may have affected and are likely to affect the US dollar price of the ADSs on the NYSE and the US dollar equivalents of the United Kingdom pound price of the ordinary shares on the London Stock Exchange (LSE).

3B.   Capitalization and indebtedness
Not applicable.

3C.   Reasons for the offer and use of proceeds
Not applicable.

3D.   Risk factors

The risk factors set out in this document have been organized into three categories:
- risks related to the gold mining industry generally;
- risks related to AngloGold Ashanti's operations; and
- risks related to AngloGold Ashanti's ordinary shares and ADSs.

Risks related to the gold mining industry generally

The profitability of AngloGold Ashanti's operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold.

The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold Ashanti's control, including:
- speculative positions taken by investors or traders in gold;
- changes in the demand for gold as an investment;
- changes in the demand for gold used in jewellery and for other industrial uses;
- changes in the supply of gold from production, disinvestment, scrap and hedging;
- financial market expectations regarding the rate of inflation;
- the strength of the dollar (the currency in which the gold price trades internationally) relative to other currencies;
- changes in interest rates;
- actual or expected gold sales by central banks and the IMF;
- gold sales by gold producers in forward transactions;
- global or regional political or economic events; and
- costs of gold production in major gold-producing nations, such as South Africa, the United States and Australia.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price.

The following table presents the annual high, low and average afternoon fixing prices over the past 10 years, expressed in dollars, for gold per ounce on the London Bullion Market:

Year	High	Low	Average
1996	415	367	388
1997	367	283	331
1998	314	273	287
1999	340	252	278
2000	317	262	279
2001	298	253	271
2002	347	278	310
2003	417	320	364
2004	456	371	410
2005	538	412	445

Source of data: Metals Week, Reuters and London Bullion Market Association

On March 8, 2006, the afternoon fixing price of gold on the London Bullion Market was $544.75 per ounce.

In addition to the spot price of gold, a portion of AngloGold Ashanti's gold sales is determined at prices in accordance with the various hedging contracts that it has entered into, and will continue to enter into, with various gold hedging counterparts.

If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or change its past dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.

The profitability of AngloGold Ashanti's operations, and the cash flows generated by these operations, are significantly affected by the fluctuations in the price of input production factors, many of which are linked to the price of oil and steel.

Fuel, power and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tires, which are used in mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables is linked, to a greater or lesser extent, to the price of oil. Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.

AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, the average cash costs of all its operations increase by $0.30 per ounce with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects. AngloGold Ashanti has no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in its mining activities. High oil and steel prices would have an adverse effect upon the profitability of existing mining operations and the returns anticipated from new mining projects and could even render certain projects non-viable.

AngloGold Ashanti's operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, heavy mining equipment and metallurgical plant.

Due to the significant increase in the world's demand for commodities, the global mining industry is experiencing an increase in production capacity both in terms of expansions at existing, as well as the development of new, production facilities. This increase in expansion capacity has taken place, in certain instances, without a concomitant increase in the capacity for production of certain strategic spares, critical consumables and mining and processing equipment used to operate and construct mining operations, resulting in shortages of, and an increase in the lead times to deliver, these items.

In particular, AngloGold Ashanti and other gold mining companies have experienced shortages in critical consumables like tires for mobile mining equipment, as well as certain critical spares for both mining equipment and processing plants including, for example, gears for the ball-mills. In addition, the company has experienced an increase in delivery times for these and other items. These shortages have also resulted in unanticipated increases in the price of certain of these and other items. Shortages of critical spares, consumable and equipment result in production delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

Whilst suppliers and equipment manufacturers may increase capacity to meet the increased demand and therefore alleviate both shortages of, and time to deliver, strategic spares, critical consumables and mining and processing equipment, individually the company has limited influence over manufacturers and suppliers. Consequently, shortages and increased lead times in delivery of strategic spares, critical consumables, heavy mining and certain processing equipment could have an adverse impact upon AngloGold Ashanti's results of operations and its financial condition.

Gold companies face many risks related to their operations (including their exploration and development activities) that may adversely affect their cash flows and overall profitability.

Uncertainty and cost of mineral exploration and acquisitions
Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:
• establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling;
• determine appropriate metallurgical recovery processes to extract gold from the ore;
• estimate Ore Reserves;
• undertake feasibility studies and to estimate the technical and economic viability of the project; and
• construct, renovate or expand mining and processing facilities.

Once gold mineralization is discovered it can take several years to determine whether Ore Reserves exist. During this time the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs.

AngloGold Ashanti considers from time to time the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of Ore Reserves, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations and how these may change in the future. Other than historical operating results, all of these parameters are uncertain and have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate Ore Reserves. In addition, there is intense competition for the acquisition of attractive mining properties.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by AngloGold Ashanti may not result in the expansion or replacement of the current production with new Ore Reserves or operations. This could adversely affect its results of operations and its financial condition.

Development risks
AngloGold Ashanti's profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from its current estimates. The development of its mining projects may be subject to unexpected problems and delays.

AngloGold Ashanti's decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns. These estimates are based on assumptions regarding:
- future gold and other metal prices;
- anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
- anticipated recovery rates of gold and other metals from the ore;
- anticipated capital expenditure and cash operating costs; and
- the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel, that are consumed in mining activities. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above these uncertainties include:
- the timing and cost, which can be considerable, of the construction of mining and processing facilities;
- the availability and cost of skilled labor, power, water and transportation facilities;
- the availability and cost of appropriate smelting and refining arrangements;
- the need to obtain necessary environmental and other governmental permits and the timing of those permits; and
- the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of fluctuations in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, AngloGold Ashanti's future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.

Ore Reserve estimation risks
AngloGold Ashanti undertakes annual revisions to its Mineral Resource and Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as gold price and exchange rates. These factors may result in reductions in its Ore Reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of AngloGold Ashanti's mining asset base and, as a result, have an adverse effect upon the market price of AngloGold Ashanti's ordinary shares and ADSs.

Mining industry risks
Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business. These events include, but are not limited to:
- environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
- industrial accidents;
- underground fires;
- labor disputes;
- encountering unexpected geological formations;
- unanticipated ground and water conditions;
- unanticipated increases in gold lock-up and inventory levels a the company's heap-leach operations;
- fall-of-ground accidents in underground operations;
- failure of mining pit slopes and tailings dam walls;

- legal and regulatory restrictions and changes to such restrictions;
- seismic activity; and
- other natural phenomena, such as floods or inclement weather conditions.

Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, AngloGold Ashanti uses sophisticated seismic and rock mechanics technologies. Despite the implementation of this technology and modifications to mine layouts and support technology with a view to minimizing the incidence, and impact, of seismic activity, seismic events have in the past, and may in the future, cause employee injury and death as well as substantial damage to AngloGold Ashanti's operations, both within South Africa and elsewhere where seismic activity may be a factor.

The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage and potential legal liabilities. As a result, these events may have a material adverse effect on AngloGold Ashanti's operational results and its financial condition.

Gold mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.

As a consequence of public concern about the perceived ill effects of economic globalization, business generally, and in particular large multinational corporations such as AngloGold Ashanti, face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other "stakeholders" – including employees, communities surrounding operations and the countries in which they operate – benefit, and will continue to benefit from these commercial activities, which are also expected to minimize or eliminate any damage to the interests of those stakeholders. These pressures tend to be applied most strongly against companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of such pressures, especially if not effectively managed, include reputational damage, legal suits and social spending obligations. All of these factors could have a material adverse effect on AngloGold Ashanti's results of operations and its financial condition.

Gold mining operations are subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees. If these laws and regulations were to change and, if as a result, material additional expenditure were required to comply with such new laws and regulations, it could adversely affect AngloGold Ashanti's results of operations and its financial condition.

Gold mining companies are subject to extensive environmental laws and regulations.

Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers' ability to conduct their operations. The cost of AngloGold Ashanti's compliance with environmental laws and regulations has been significant and is expected to continue to be significant.

Gold mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they are known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on AngloGold Ashanti's financial condition.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If AngloGold Ashanti's environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations, its expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect AngloGold Ashanti's results of operations and its financial condition.

Risks related to AngloGold Ashanti's operations

AngloGold Ashanti faces many risks related to its operations that may affect its cash flows and overall profitability.

AngloGold Ashanti uses hedging instruments to protect against low gold prices and exchange rate movements, which may prevent it from realizing all potential gains resulting from subsequent gold price increases in the future.

AngloGold Ashanti currently uses hedging instruments to fix the selling price of a portion of its respective anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.

A significant number of AngloGold Ashanti's hedge contracts are not fair valued on the financial statements as they fall under the normal purchase sales exemption. Should AngloGold Ashanti fail to deliver gold into those contracts in accordance with their terms, then it would need to account for the fair value of all of its hedge contracts on the financial statements, which could adversely affect AngloGold Ashanti's reported financial condition.

Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti's operating results and financial condition.

Gold is principally a dollar-priced commodity, and most of AngloGold Ashanti's revenues are realized in or linked to dollars while production costs are largely incurred in the applicable local currency where the relevant operation is located. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms.

Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. If material, these exchange rate movements may have a material adverse effect on AngloGold Ashanti's results of operations.

Since June 2002, the weakening of the dollar against the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar has had a negative impact upon AngloGold Ashanti's profitability. Conversely, in certain prior years, the devaluation of these local currencies against the dollar has had a significant positive effect on the profitability of AngloGold Ashanti's operations. In 2005, 2004 and 2003, AngloGold Ashanti derived approximately 67 percent, 74 percent and 91 percent, respectively, of its revenues from these countries and approximately 63 percent, 72 percent and 90 percent, respectively, of production costs in these local currencies.

In 2005, the weakening of the dollar against these local currencies accounted for nearly $4 per ounce or 24 percent of the total increase in total cash costs from 2004. In 2004, the weakening of the dollar against these local currencies accounted for nearly $28 per ounce or 52 percent of the total increase in total cash costs from 2003. These impacts were partially offset by the increase in the dollar price of gold, which increase was to some extent a function of dollar weakness. In addition, production costs in South African rand, Brazilian real, Argentinean peso and Australian dollar terms were only modestly offset by the effect of exchange rate movements on the price of imports denominated in dollars, as imported products comprise a small proportion of production costs in each of these countries.

To a lesser extent, and mainly as a result of AngloGold Ashanti's hedging instruments, a small proportion of its revenues are denominated in South African rands and Australian dollars, which may partially offset the effect of the dollar's strength or weakness on AngloGold Ashanti's profitability.

In addition, due to its global operations and local foreign exchange regulations, some of AngloGold Ashanti's funds are held in local currencies, such as the South African rand and Australian dollar.

The dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may adversely affect AngloGold Ashanti's financial condition.

AngloGold Ashanti's level of indebtedness may adversely affect its business.

As of December 31, 2005, AngloGold Ashanti had gross borrowings of around $1,9 billion. This level of indebtedness could have adverse effects on AngloGold Ashanti's flexibility to do business. Under the terms of AngloGold Ashanti's borrowing facilities from its banks it is obliged to meet certain financial and other covenants. AngloGold Ashanti expects to meet these covenants and to be able to pay principal and interest on its debt by utilizing the cash flows from operations and, therefore, its ability to do so will depend upon its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond its control. AngloGold Ashanti may be required to utilize a large portion of its cash flow to pay the principal and interest on its debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. AngloGold Ashanti's level of indebtedness may make it vulnerable to economic cycle downturns, which are beyond its control, because during such downturns, it cannot be certain that its future cash flows will be sufficient to allow it to pay principal and interest on its debt and also to meet its other obligations. Should the cash flow from operations be insufficient, it could breach its financial and other covenants and may be required to refinance all or part of its existing debt, utilize existing cash balances, issue additional equity or sell assets. AngloGold Ashanti cannot be sure that it will be able to do so on commercially reasonable terms, if at all.

Inflation may have a material adverse effect on AngloGold Ashanti's results of operations.

Most of AngloGold Ashanti's operations are located in countries that have experienced high rates of inflation during certain periods. Because it is unable to control the market price at which it sells the gold it produces (except to the extent that it enters into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which AngloGold Ashanti operates may result in an increase in future operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon AngloGold Ashanti's results of operations and its financial condition.

While none of AngloGold Ashanti's specific operations is currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines.

AngloGold Ashanti's new order mining rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.

AngloGold Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in South Africa.

The Mineral and Petroleum Resources Development Act (MPRDA) vests custodianship of South Africa's mineral rights in the State. The State issues prospecting rights or mining rights to applicants. Prospecting, mining and mineral rights formerly regulated under the Minerals Act 50 of 1991 and common law are now known as old order mining rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights within specified time frames.

The Department of Minerals and Energy has published, pursuant to the MPRDA, the Broad- Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Charter). The objectives of the Charter are to:
- promote equitable access to the nation's Mineral Resources to all the people of South Africa;
- substantially and meaningfully expand opportunities for historically disadvantaged South Africans (HDSAs) – that is, any person, category of persons or community, disadvantaged by unfair discrimination before the Constitution of the Republic of South Africa of 1993 came into operation, including women – to enter the mining and minerals industry and to benefit from the exploitation of the nation's Mineral Resources;
- utilize the existing skills base for the empowerment of HDSAs;
- expand the skills base of HDSAs in order to serve the community;
- promote employment and advance the social and economic welfare of mining communities and the major labor sending areas; and
- promote beneficiation of South Africa's mineral commodities.

The Charter, compliance with which is measured using a designated Scorecard, requires that every mining company achieve 15 percent ownership by HDSAs of its South African mining assets by May 1, 2009, and 26 percent ownership by May 1, 2014.

The Scorecard allows for a portion of "offset" against these HDSA equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. AngloGold Ashanti carries out such downstream activities and believes these will be recognized in terms of a framework currently being devised by the South African government.

AngloGold Ashanti has completed a number of asset sales to companies owned by HDSAs in the past seven years. It estimates that these sales transferred 20 percent of its attributable production in South Africa to HDSAs. In addition, AngloGold Ashanti is continuing to evaluate alternative ways in which to further achieve the objectives of the Charter. On June 8, 2005, AngloGold Ashanti announced that it was considering establishing an Employee Share Ownership Program (ESOP) with a value equivalent to approximately 6 percent of its South African assets, consistent with the company's stated strategic intention to develop means of promoting broad based equity participation in the company by HDSAs. The scope and terms of the program remain under consideration and, once finalized, an announcement will be made and, if appropriate, the terms will be put to shareholders for their approval. It is anticipated that an ESOP may be established during 2006. AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Charter and the Scorecard in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programs to help achieve the requirement of having 40 percent of HDSAs in management roles by 2010. AngloGold Ashanti may incur expenses in giving further effect to the Charter and the Scorecard and, if established, the implementation of an ESOP may have an adverse impact on the company's results of operations.

AngloGold Ashanti was informed on August 1, 2005 by the Director General of Minerals and Energy that its applications to convert its old order mining rights to new order mining rights for its West Wits and Vaal River operations, as well as its applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines had been successful. These applications relate to all of its existing operations in South Africa. AngloGold Ashanti is in the process of reviewing certain draft notarial rights agreements, which it recently received from the Department of Minerals and Energy relating to the various rights, and will lodge these for registration with the Mining Titles Registration Office in due course. The notarial agreement for the West Wits operations has subsequently been executed and was lodged for registration on February 9, 2006. AngloGold Ashanti submitted two applications to the Department of Minerals and Energy for the conversion of two unused old order prospecting rights to new order prospecting rights, one of which it has subsequently withdrawn. The Department of Minerals and Energy is considering the remaining application.

Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. The duration of the new rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. The MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy.

The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations in terms of the guidelines issued for converted mining rights fails to remedy such breach. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conduct an annual review of the environmental costs and liabilities associated with the group's South African operations in light of the new, as well as existing, environmental requirements.

The proposed introduction of South African State royalties, as well as proposed changes to the fiscal regime for mining companies in South Africa, where a significant portion of AngloGold Ashanti's mineral reserves and operations are located, could have an adverse effect on its results of operations and its financial condition.

The South African government has announced that it is considering new legislation, whereby the new order rights will be subject to a State royalty. The extent and basis of that royalty are unknown at present. The draft Mineral and Petroleum Royalty Bill was released in March 2003 for comments and proposed a royalty payment of 3 percent of gross revenue per year, payable quarterly, in the case of gold. The draft provided that the royalty payments would have commenced upon the conversion and granting of a new mining right.

AngloGold Ashanti and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit-based, rather than a revenue-based, royalty and in order not to delay the conversion of mineral rights from old into new order rights, it was recommended that the proposed royalty should only become payable from May 1, 2009, which date is the final date for conversion of the old order into new order mining rights in terms of the MPRDA. In addition, a reduction in the royalty rate from that proposed in the draft Mineral and Petroleum Royalty Bill has been proposed. On February 18, 2004, in the Budget Speech for the 2004 fiscal year, the South African Minister of Finance proposed several refinements to the draft Mineral and Petroleum Royalty Bill. These included a delay in the introduction of the royalty to May 1, 2009, and confirmation of the South African government's preference for a revenue-based royalty. It was further indicated that the royalty regime would take cognizance of the mining sector's diverse production and profitability dynamics with differential rates to apply to marginal mining operations.

The introduction of the proposed royalty would have an adverse impact upon AngloGold Ashanti's profitability, as currently no royalty is payable to the State. However, the Minister of Finance announced also that due to the new regulatory system for the mining rights under the MPRDA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty Bill, it had become imperative to reassess the current fiscal regime as applicable to the mining and petroleum industries in South Africa, including tax, depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from secondary tax on companies in terms of South Africa's income tax laws. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from secondary tax on companies for gold mines, despite the existence of profit. The impact of these proposed reviews is unknown at this stage, but they may have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.

AngloGold Ashanti may need to improve its internal control over financial reporting and its independent auditors may not be able to attest to their effectiveness, which could have a significant adverse effect on AngloGold Ashanti's results of operations, its reputation and its financial condition.

AngloGold Ashanti is evaluating its internal control over financial reporting in order to allow management to report on, and its independent auditors to attest to, its internal control over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder (collectively Section 404). AngloGold Ashanti is currently performing the system and process evaluation and testing required, and any necessary remediation, in an effort to comply with the management certification and auditor attestation requirements of Section 404. The management certification and auditor attestation requirements of Section 404 will initially apply to AngloGold Ashanti for its annual report on Form 20-F for the year ended December 31, 2006. In the course of its ongoing Section 404 evaluation, AngloGold Ashanti has identified areas of internal control over financial reporting that need improvement and it has designed enhanced processes and controls, and plans to design additional enhanced processes and controls, as necessary, to address these and any other issues that might be identified in the future through this review.

Because AngloGold Ashanti is still in the evaluation process, it may identify other conditions that may result in significant deficiencies or material weaknesses in the future, which could impact its ability to comply with Section 404 in a timely manner. If AngloGold Ashanti is not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, its independent auditors may not be able to attest to the effectiveness of its internal control over financial reporting and it may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of AngloGold Ashanti's financial statements. In addition, AngloGold Ashanti may be required to incur additional costs in improving its internal control system. Any such action could negatively affect AngloGold Ashanti's results and have an adverse effect on its results of operations, its reputation and its financial condition.

Certain factors may affect AngloGold Ashanti's ability to support the carrying value of its property, plants and equipment, acquired properties, investments and goodwill on its balance sheet.

AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti group's assets at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment, which could adversely affect AngloGold Ashanti's financial condition.

If the development of the deep-level ore deposits at Obuasi mine is not economically feasible, there may be a material adverse effect on AngloGold Ashanti's results of operations and its financial condition.

A key aspect of the business combination of AngloGold and Ashanti was the development of the deep-level extension of the existing orebody at the Obuasi mine, otherwise referred to as Obuasi Deeps. This development could potentially extend the life of this mine to well beyond 2030. In furtherance of this goal, AngloGold Ashanti has commenced exploration at Obuasi Deeps and intends in due course, based upon the information as it becomes available, to undertake feasibility studies to estimate the extent of the Ore Reserves, operating costs, capital expenditure and economic returns and consequently, the viability of mining Obuasi Deeps. If as a result of this further exploration and following the completion of these feasibility studies, AngloGold Ashanti determines that the development of the Obuasi Deeps is not economically feasible, such determination may have a material adverse effect on its results of operations and financial condition in the long term. The funding of the development of Obuasi Deeps will proceed only if AngloGold Ashanti continues to determine the development to be economically feasible.

AngloGold Ashanti's mineral reserves and deposits and mining operations are located in countries that face political, economic and security risks.

Some of AngloGold Ashanti's mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact on its operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

Any existing and new mining and exploration operations and projects AngloGold Ashanti carries out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/community relations and other matters. If, in one or more of these countries, AngloGold Ashanti was not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially which could result in changes to such laws and regimes, its results of operations and its financial condition could be adversely affected.

In a number of countries, particularly in Africa, AngloGold Ashanti is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition, AngloGold Ashanti has unresolved tax disputes in a number of countries, particularly in Tanzania, Mali and Brazil. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favorable to AngloGold Ashanti, it could have an adverse effect upon its results of operations and its financial condition.

Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the Democratic Republic of Congo and Colombia, have in the past experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on the company's operations in such regions. In the event that continued operations in these countries compromise AngloGold Ashanti's security or business principles, it may withdraw from these countries on a temporary or permanent basis, in which in turn, could have an adverse impact on its results of operations and its financial condition.

Labor disruptions in South Africa and other countries could have an adverse effect on AngloGold Ashanti's operating results and financial condition.

As at December 31, 2005, approximately 72 percent (2004: 69 percent) of AngloGold Ashanti's workforce excluding contractors or 66 percent of total workforce was located in South Africa. Approximately 95 percent of the workforce on its South African operations is unionized, with the National Union of Mineworkers (NUM) representing the majority of unionized workers. AngloGold Ashanti's employees in some South American countries are also highly unionized. Trade unions have a significant impact on AngloGold Ashanti's labor relations climate, as well as on social and political reforms, most notably in South Africa. In 1987, the NUM embarked on a three-week strike in support of a wage demand. Since then labor relations between AngloGold Ashanti and the industry have stabilized. This is in part due to the presence of the representative unions and the part they play in ensuring orderly collective bargaining. Furthermore, AngloGold Ashanti has instituted a number of processes at both mine and at company level, whereby management and unions interact regularly and address areas of difference as they arise. It has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. A two-year wage agreement was signed with the NUM in August 2005, following negotiations between the NUM, UASA (on behalf of some clerical and junior management staff) and Solidarity (on behalf of a small number of miners) and the Chamber of Mines.

Agreement was only reached after a four-day strike which affected all of AngloGold Ashanti's operations in South Africa. In contrast with previous strikes, this stoppage was peaceful and orderly and it is estimated that lost production, as a result of the strike, was made up in a reasonably short time period.

The Ashanti operations acquired in the business combination, and their mining contractors also rely to a large degree on a unionized workforce. In 1999, Ashanti experienced strikes at the Obuasi mine in Ghana.

There is a risk that strikes or other types of conflict with unions or employees may occur at any one of AngloGold Ashanti's operations. It is uncertain whether labor disruptions will be used to advocate labor, political or social goals in the future. Should any labor disruptions occur, if material, they could have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.

The use of mining contractors at certain of AngloGold Ashanti's operations may expose it to delays or suspensions in mining activities.

Mining contractors are used at certain of AngloGold Ashanti's mines, including Sadiola, Morila and Yatela in Mali, Siguiri in Guinea, Iduapriem in Ghana and Sunrise Dam in Australia, to mine and deliver ore to processing plants. Consequently, at these mines, AngloGold Ashanti does not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor.

AngloGold Ashanti competes with mining and other companies for key human resources.

AngloGold Ashanti competes with mining and other companies to attract and retain key executives and other employees with appropriate technical skills and managerial experience necessary to continue to operate its business. The retention of staff is particularly challenging in South Africa, where AngloGold Ashanti is required to achieve employment equity targets of participation by HDSAs in management and other positions. AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. For further details see the risk factor "AngloGold Ashanti's new order mineral rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights".

There can be no assurance that AngloGold Ashanti will attract and retain skilled and experienced employees and, should it lose any of its key personnel, its business may be harmed and its results of operations and its financial condition could be adversely affected.

AngloGold Ashanti faces certain risks in dealing with HIV/AIDS which may adversely affect its results of operations and its financial condition.

AIDS remains the major health care challenge faced by AngloGold Ashanti's South African operations. Accurate prevalence data for AIDS is not available. The South African workforce prevalence studies indicate that the percentage of AngloGold Ashanti's South African workforce that may be infected by HIV may be as high as 30 percent. AngloGold Ashanti is continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. Since 2002 AngloGold Ashanti has offered a voluntary monitored anti-retroviral therapy program for employees in South Africa who are infected with HIV. This program offers a triple combination drug regimen, known as Highly Active Anti Retroviral Therapy (HAART), to wellness clinic patients that meet the medical eligibility criteria for starting treatment. From April 2003, AngloGold Ashanti commenced a roll-out of the treatment to all eligible employees desiring it. Currently approximately 3,500 employees are on the wellness program and as at February 2006, approximately 1,100 employees are receiving treatment using anti-retroviral drugs.

The cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of anti-retroviral therapy, is on average R1,140 ($175) per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the program in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation. AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect the results of operations. Nevertheless, it is not possible to determine with certainty the costs that AngloGold Ashanti may incur in the future in addressing this issue, and consequently its results of operations and its financial condition could be adversely affected.

AngloGold Ashanti faces certain risks in dealing with malaria, particularly at its operations located in Africa, which may have an adverse effect on its results of operations.

Malaria is a significant health risk at all of AngloGold Ashanti's operations in Central, West and East Africa where the disease assumes epidemic proportions because of ineffective national control programs. The disease is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of AngloGold Ashanti's operations located in these regions.

The treatment of occupational health diseases and the potential liabilities related to occupational health disease may have an adverse effect upon the results of AngloGold Ashanti's operations and its financial condition.

The primary areas of focus in respect of occupational health within AngloGold Ashanti's operations are noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB). AngloGold Ashanti incurs costs in providing occupational health services to its employees at various occupational health centers and it continues to implement initiatives with a view to limiting the incidence and severity of these occupational health diseases. If the costs associated with providing such occupational health services increase, such increase could have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.

Furthermore, the South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (ODMWA) that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act (COIDA) that provides for compensation to non-miners who have OLD, as well as compensation to both miners and non-miners who suffer accidental injury in the workplace. Based on a recently proposed resolution, it is possible that these acts will be combined in the future.

COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalized value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times as many of AngloGold Ashanti's employees would be compensated as compared with those eligible for compensation under ODMWA. If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims AngloGold Ashanti could be subject to and consequently could have an adverse effect on its financial condition.

The costs associated with the pumping of water inflows from closed mines adjacent to AngloGold Ashanti's operations could have an adverse effect upon its results of operations.

Certain of AngloGold Ashanti's mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of AngloGold Ashanti's mining operations as a result of property damage, disruption to operations and additional pumping costs.

AngloGold Ashanti has embarked on legal action in South Africa after the owner of an adjacent mine put the company owning the adjacent mining operation into liquidation, raising questions about its and other companies' willingness to meet their water pumping obligations. Should this action not be successful, or in the absence of other solutions, AngloGold Ashanti may be forced to meet all or part of the costs associated with the ingress of underground water, which could have an adverse effect on its results of operations and its financial condition.

Some of AngloGold Ashanti's power supplies are not always reliable and have on occasion forced it to halt or curtail activities at its mines. Power fluctuations and power cost increases may adversely affect AngloGold Ashanti's results of operations and its financial condition.

All of AngloGold Ashanti's mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority, or VRA, an entity controlled by the government of Ghana, although AngloGold Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant.

The VRA's principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998. In addition, this electricity supply has been subject to voltage fluctuations, which can damage the group's equipment. Other than short-term stand-by generators, which are not sufficient to allow AngloGold Ashanti to continue mining operations, it has no means of obtaining alternative power in the event of a supply shortage from the VRA. The VRA also obtains power from neighboring Cote d'Ivoire, which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in AngloGold Ashanti's power supply to its operations in Ghana or result in increases in the cost of power even if they do not interrupt supply. Consequently, these factors may adversely affect AngloGold Ashanti's results of operations and its financial condition.

AngloGold Ashanti's mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. AngloGold Ashanti's power supply has been disrupted in the past and it has suffered resulting production losses as a result of equipment failure. Recently, South Africa has started to experience power outages. Should similar events occur in future, or should fluctuations or power cost increases adversely affect AngloGold Ashanti's other operations, this would have an adverse effect on AngloGold Ashanti's operational results and its financial condition.

The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect its cash flows and overall profitability.

AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold Ashanti's insurance does not cover all potential risks associated with its business. In addition, AngloGold Ashanti may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums. AngloGold Ashanti has a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by AngloGold Ashanti. The occurrence of events for which it is not insured may adversely affect AngloGold Ashanti's cash flows and overall profitability.

Risks related to AngloGold Ashanti's ordinary shares and American Depositary Shares (ADSs)

Sales of large numbers of AngloGold Ashanti's ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of AngloGold Ashanti's ordinary shares or ADSs could fall if large amounts of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Holders of AngloGold Ashanti's ordinary shares or ADSs may decide to sell them at any time. Sales of ordinary shares or ADSs if substantial, or the perception that sales may occur and be substantial, could exert downward pressure on the prevailing market prices for AngloGold Ashanti ordinary shares or ADSs, causing their market prices to decline.

Fluctuations in the exchange rate of different currencies may reduce the market value of AngloGold Ashanti's securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.

AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold Ashanti's securities. This may reduce the value of these securities to investors. At the general meeting of AngloGold Ashanti's shareholders held on December 5, 2002, a majority of the group's shareholders passed a special resolution adopting a new Memorandum and Articles of Association, which, among other things, allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti's board of directors, or its shareholders at a general meeting. If and to the extent that AngloGold Ashanti declares dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti's securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate.

Item 4: Information on the company

AngloGold Ashanti, as it conducts business today, was formed on April 26, 2004 following the business combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti). AngloGold, formerly Vaal Reefs Exploration and Mining Company Limited, was incorporated in South Africa in 1944.

4A.   History and development of the company

AngloGold Ashanti, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company's 21 operations comprising open-pit and underground mines and surface metallurgical plants are located in ten countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America), and are supported by extensive exploration activities. The combined proven and probable Ore Reserves of the group amounted to 63.3 million ounces as at December 31, 2005.

AngloGold Ashanti is listed on the following securities exchanges under the respective trading symbols:
- Johannesburg (ANG) – the company's primary listing;
- New York (AU) in the form of American Depositary Shares (ADSs). Each ADS is equivalent to one ordinary share;
- Australia (AGG) in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs). Each CDI is equivalent to one-fifth of an ordinary share;,
- London (ANG);
- Paris (VA);
- Brussels (ANG); and in
- Ghana (AGA) and in the form of Ghanaian Depositary Shares (GhDSs) under the symbol AADS. Each GhDS is equivalent to one-hundredth of one ordinary share.

AngloGold Ashanti Limited (formerly AngloGold Limited) (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act 61 of 1973, as amended. Its principal executive office is located at 11 Diagonal Street, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone +27 11 637-6000). AngloGold Ashanti's US office is located at 509 Madison Avenue, Suite 1914, New York, NY 10022, USA (Tel. +1 212 750 5626).

AngloGold was formed in June 1998 through the consolidation of the gold interests of Anglo American Corporation of South Africa Limited (AAC) and its associated companies into a single, focused, independent, global gold company. Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorized share capital, effective March 30, 1998.

AngloGold then acquired, in share-for-share exchanges in terms of South African schemes of arrangement and following shareholder approval, all of the issued share capital of the following participating companies:

- East Rand Gold and Uranium Company Limited (Ergo);
- Eastvaal Gold Holdings Limited (Eastvaal);
- Southvaal Holdings Limited (Southvaal);
- Free State Consolidated Gold Mines Limited (Freegold);
- Elandsrand Gold Mining Company Limited (Elandsrand);
- H.J. Joel Gold Mining Company Limited (HJ Joel); and
- Western Deep Levels Limited (Western Deep Levels)

(collectively the "participating companies"). A total of 51,038,968 ordinary shares were issued to AAC and 66,010,118 ordinary shares to other shareholders in exchange for their shares in these companies.

In addition, AngloGold acquired in private transactions with AAC and minority shareholders certain share interests in gold mining companies, including:

- approximately 17 percent of Driefontein Consolidated Limited (Driefontein);
- 100 percent of Anmercosa Mining (West Africa) Limited (Anmin West Africa);
- approximately 89 percent of Western Ultra Deep Levels Limited (Western Ultra Deep);

- approximately 52 percent of Eastern Gold Holdings Limited (Eastern Gold);
- 70 percent of Erongo Mining and Exploration Company Limited (Erongo); and
- other sundry share interests

(collectively the "share interests companies"). A total of 25,734,446 ordinary shares were issued to AAC and 957,920 ordinary shares to minority shareholders in exchange for their shares in these companies.

AngloGold also acquired certain gold exploration and mining rights from AAC and other companies in exchange for which 1,623,080 ordinary shares were issued to AAC and 4,210,412 ordinary shares to other companies.

Prior to the consolidation, Vaal Reefs was a client company of AAC under a service agreement and HJ Joel was a client company of Johannesburg Consolidated Investments Limited (JCI) under another service agreement. Under these agreements, AAC and JCI provided certain technical, administrative, secretarial and purchasing services. In connection with the above transaction, AngloGold acquired from AAC and JCI all the rights under these service agreements relating to the participating companies listed above. AngloGold now provides these services. The rights under the service agreements were acquired from AAC in exchange for 6,834,872 ordinary shares of AngloGold, and the rights under the service agreement from JCI were acquired for cash of R62.5 million ($11 million).

The consolidation was approved by the required majorities of the shareholders of AngloGold and the participating companies and became effective on June 29, 1998 for accounting purposes. The participating companies and the 50 percent or more owned share interests companies became subsidiaries, and the less than 50 percent owned share interests companies became associate companies.

In December 1998, AngloGold agreed to purchase Minorco's gold interests located primarily in North and South America. This transaction became effective March 31, 1999.

Effective April 30, 1999, AngloGold acquired the remaining 30 percent interest in Erongo for R30 million ($5 million).

With effect from December 31, 1999 AngloGold acquired Acacia Resources in Australia, including all or part of new mining operations and exploration activities. A total of 18,020,776 AngloGold shares were issued in this transaction.

With effect from July 3, 2000, AngloGold acquired an effective 40 percent interest in the Morila mine located in Mali from Randgold Resources.

With effect from December 15, 2000, AngloGold acquired a 50 percent interest in the Geita mine located in northern Tanzania from Ashanti Goldfields Company Limited. The remaining 50 percent interest was acquired following the business combination with Ashanti Goldfields Company Limited.

In 2000, in support of its market development initiatives, AngloGold acquired a 25 percent interest in OroAfrica, South Africa's largest manufacturer of gold jewellery and a 33 percent holding in GoldAvenue, an e-commerce business in gold, created jointly with JP Morgan and Produits Artistiques de Metaux Precieux (PAMP). Gold Avenue continued to sell gold jewellery by catalogue and website until early 2004, after which it was wound-up.

In December 2000, agreement was reached with Harmony Gold Mining Company Limited, whereby Harmony agreed to purchase AngloGold's Elandsrand and Deelkraal mines with effect from February 1, 2001 for an amount of R872 million ($109 million). All conditions precedent relative to the sale were fulfilled on April 9, 2001 on which date the agreement of sale became unconditional.

In terms of an agreement signed with African Rainbow Minerals Gold Limited (currently Harmony Gold Mining Company Limited) ("ARM") in January 1998, the No. 2 Shaft Vaal River Operations was tributed to ARM on the basis that 40 percent of all revenue, costs and capital expenditure would be attributable to ARM, with the balance to AngloGold. With effect from July 1, 2001, AngloGold announced that it had disposed of its interests in No. 2 Shaft Vaal River Operations to ARM for the sum of R10 million ($1 million).

On September 5, 2001, AngloGold announced that it was to make a takeover offer for Normandy Mining Limited (Normandy), Australia's largest listed gold mining company. The final offer to Normandy shareholders comprised 4.30 AngloGold ordinary shares plus a cash consideration of A$30 for every 100 Normandy shares. At the close of the offer on January 18, 2002, AngloGold had received acceptances totaling 159,703,481 Normandy shares (7.16 percent of the Normandy issued share capital). Arising out of the offer, a total of 6,869,602 AngloGold ordinary shares were issued. This excludes 143,630 AngloGold ordinary shares issued under the top-up facility to Normandy shareholders. The Normandy shares acquired were sold on the market on January 21, 2002 realizing a total of $158 million.

On April 11, 2002 AngloGold announced that the final condition precedent for the sale of its Free State assets to African Rainbow Minerals Gold Limited (currently Harmony Gold Mining Company Limited) and Harmony Gold Mining Company Limited, through a jointly-owned company ("Free Gold"), had been fulfilled for a net consideration of R2.523 million ($229 million) (including tax payable by AngloGold and net of contractual obligations) pursuant to the sale. The sale was effective from January 1, 2002.

During July 2002 AngloGold acquired an additional 46.25 percent of the equity, as well as the total loan assignment, of Cerro Vanguardia SA, a company conducting gold mining operations in Argentina, from Pérez Companc International SA, for a net consideration of $97 million, thereby increasing its interest in Cerro Vanguardia to 92.5 percent.

AngloGold disposed of its wholly-owned subsidiary, Stone and Allied Industries (O.F.S.) Limited, a stone crushing company, to a joint venture of that company's existing management and a group of black entrepreneurs, with effect from October 1, 2002, for a consideration of R5 million, comprising R1.4 million in respect of the equity interest and R3.6 million, in respect of a loan claim. In respect of the equity interest, R450,000 in cash and the outstanding balance of R950,000 together with the loan of R3.6 million is payable in five equal annual installments, together with interest, commencing October 1, 2003. The agreement of sale provides for a 10 percent interest in Stone and Allied Industries (O.F.S.) Limited to be held by Masakhisane Investment Limited, a wholly-owned subsidiary established by AngloGold in terms of its Small and Medium Enterprises Development Initiative, which company will render technical and administrative assistance to the purchasers until the total amount of the consideration has been settled.

On April 8, 2003 AngloGold announced that it had reached agreement with Helix Resources Limited for the sale of its interest in the Gawler Craton and Tarcoola Joint Ventures in South Australia. As announced on June 6, 2003 the sale of AngloGold's 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project was finalized, for a consideration comprising cash of $500,000 (A$750,000), 1.25 million fully-paid Helix shares issued at A$0.20 per share and 1.25 million Helix options exercisable at A$0.25 per option before November 30, 2005, with an additional payment of $335,000 (A$500,000) deferred to the delineation of 350,000 ounces. Helix's proposed acquisition of AngloGold's rights to the Tarcoola Project, 60 kilometers to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms as announced on April 8, 2003. On April 23, 2005, the company received a further 416,667 full paid Helix shares and 37,281 Helix options following a rights issue. The company did not exercise its rights in terms of the Helix options which expired on November 30, 2005.

On May 23, 2003 AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to Mineração Pedra Breanca do Amapari, for the total consideration of $18 million. The effective date of the transaction was May 19, 2003. The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property from Minorco, AngloGold had sought to prove up additional reserve ounces in order to achieve a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell.

On July 2, 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc., effective June 30, 2003. Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, $1.5 million in cash and 32 million shares issued by a subsidiary, Queenstake Resources Limited, with $6 million in deferred payments and $4 million in future royalties. Queenstake accepted full closure and reclamation liabilities. The shares acquired by AngloGold in this transaction, were sold in November 2003. In 2004, Queenstake approached the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, about the possibility of monetizing all or at least a majority of the $6 million in deferred payments and $4 million in future royalties, payable in the concluded sale of AngloGold's interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc., effective June 30, 2003. Based on an agreement reached between the parties, AngloGold Ashanti was paid on August 25, 2004 approximately $7 million for its portion of the deferred payments and future royalties, thereby monetizing all outstanding obligations, except for a minor potential royalty interest that AngloGold Ashanti retained.

On July 8, 2003 AngloGold disposed of its entire investment of 8,348,600 shares held in East African Gold Mines Limited for a consideration of $25 million and in the second half of 2003 AngloGold disposed of 952,481 shares in Randgold Resources Limited for a consideration of $23 million.

In August 2003, AngloGold announced the launch of an offering of R2 billion bonds due 2008, followed by an announcement of August 27, 2003 which advised the pricing of the offering at 10.5 percent. The offer closed and was settled on August 28, 2003.

On September 18, 2003 AngloGold and Gold Fields Limited jointly announced that agreement had been reached on the sale by Gold Fields of a portion of the Driefontein mining area to AngloGold for a cash consideration of R315 million ($48 million).

On January 20, 2004 AngloGold announced that it had received a cash payment of A$4 million ($3 million) and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami Project. This followed an initial payment of A$0.3 million ($0.2 million) made on November 24, 2003, when the Heads of Agreement was signed by the companies. In addition, a further 2 million fully paid ordinary shares were received from Tanami Gold in respect of a rights issue in June 2004. During the period October 10, through October 18, 2005, AngloGold Ashanti Australia reduced its shareholding in Tanami Gold to 5 percent, through the sale of 8 million fully paid ordinary shares for a cash consideration of A$1.3 million ($1 million) and in February 2006, disposed of the entire investment in Tanami Gold with the sale of 19 million shares for a cash consideration of A$3.9 million ($3 million).

The business combination between AngloGold and Ashanti Goldfields Company Limited which was originally announced on May 16, 2003 was completed with effect from Monday, April 26, 2004, following the confirmation by the High Court in Ghana on Friday, April 23, 2004, of the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti. In the business combination, Ashanti shareholders received 0.29 ordinary shares or 0.29 ADSs of AngloGold for every Ashanti share or Ashanti GDS (Global Depositary Security) held. Ashanti became a private company and a wholly-owned subsidiary of AngloGold and AngloGold changed its name to AngloGold Ashanti Limited on April 26, 2004, the effective date of the transaction. As a result of the business combination, a total of 38,400,021 ordinary shares were issued to Ashanti shareholders, 75,731 ordinary shares were issued to Ashanti warrant holders and 2,658,000 ordinary shares were issued to the Government of Ghana in consideration of the agreements and undertakings contained in the Stability Agreement during 2004. Due to the size and nature of the business combination and the geographic spread and remote locations of some of the properties acquired and associated assets, AngloGold Ashanti is still in the process of finalizing the purchase price allocation of fixed assets acquired. However, the final purchase price allocation is not expected to vary significantly from the preliminary allocation.

Following the business combination, $75 million of Mandatorily Exchangeable Notes issued by Ashanti were redeemed.

On February 27, 2004, AngloGold Holding plc, a subsidiary of AngloGold, completed an offering of $1 billion principal amount 2.375 percent convertible bonds, due 2009. The bonds are guaranteed by AngloGold Ashanti.

On July 1, 2004, AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc (TSG) for the acquisition of a 29.9 percent stake in the company through an equity investment of approximately £18 million ($32 million) in two subscriptions for ordinary shares. TSG is listed on the London Stock Exchange's Alternative Investment Market (AIM). This first move into Russia allows AngloGold Ashanti the opportunity of establishing a meaningful interest in a company with Russian assets and activities, thereby allowing AngloGold Ashanti to gain exposure to, and familiarity with, the operating and business environment in Russia, as well as being able to establish a business within this prospective New Frontier. On April 28, 2005, the company announced that agreement had been reached with TSG on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on June 30, 2004. The revised terms of the subscription were approved by TSG shareholders on May 27, 2005 and AngloGold Ashanti's 17.5 percent equity interest in TSG increased to 29.9 percent on May 31, 2005, the date on which the second subscription for 6,131,585 ordinary shares in TSG for an aggregate consideration of £8 million ($15 million) was completed. The company's aggregate shareholding in TSG at December 31, 2005 was 12,263,170 ordinary shares or 29.9 percent interest held.

On August 5, 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony Gold Mining Company Limited (50 percent), for a total consideration of A$4 million ($2 million). The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation.

In a joint announcement made on September 10, 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited for a total consideration of $2.255 million, to be settled in two tranches, $0.75 million immediately and the balance ($1.505 million) to be settled within six months of the satisfaction of all conditions to the sale agreement. The sale was effective on September 1, 2004 and all conditions to the sale agreement were satisfied on April 22, 2005. Subsequently in August 2005, AngloGold Ashanti and Mwana Africa Holdings (Proprietary) Limited agreed that the second payment of $1.505 million would be settled by an immediate payment of $1 million and the subsequent issue to AngloGold Ashanti of 600,000 Mwana Africa plc shares, once that company listed on the London Stock Exchange. Mwana Africa plc is a junior exploration and mining company with assets located in Zimbabwe as well as in the Democratic Republic of Congo. AngloGold Ashanti retains its 600,000 shares in Mwana Africa plc. The sole operating asset of Ashanti Goldfields Zimbabwe Limited as sold to Mwana Africa Holdings (Proprietary) Limited was the Freda-Rebecca Gold Mine.

Agreement was reached to sell AngloGold Ashanti's 40 percent equity interest in Tameng Mining and Exploration (Pty) Limited of South Africa (Tameng) to Mahube Mining (Pty) Limited for a cash consideration of R20 million ($3 million). Tameng owns certain mineral rights to platinum group metals (PGMs) on the farm Locatie Van M'Phatlele KS 457, on the northern limb of the Bushveld Complex in the Limpopo Province in South Africa. The sale was effective on September 1, 2004.

In an announcement made on October 11, 2004, AngloGold Ashanti advised that it had signed an agreement with Philippines explorer Red 5 Limited (Red 5) to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 for a cash consideration of A$5.5 million ($4 million). This placement is being used to fund the exploration activities along strike from current Mineral Resources at the Siana project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines. On August 26, 2005, AngloGold Ashanti subscribed for additional shares in Red 5, for a cash consideration of A$0.8 million ($0.6 million), thereby increasing its holding to 14.1 percent. For a period of 2 years commencing in October 2004, AngloGold Ashanti has the right to enter into joint ventures on Red 5's tenements (excluding their Siana project) with the potential to earn up to a 67.5 percent interest in areas of interest through further investment in exploration in these joint venture areas. No joint venture agreements have been entered into to date.

On January 27, 2005, AngloGold Ashanti announced that the board of directors had approved a $121 million expansion project at the Company's Cuiabá mine in south-eastern Brazil. It is anticipated that commissioning will take place in December 2006, with full production by the end of the second quarter of 2007. It is currently anticipated that the expansion project would result in production increasing from 190,000 ounces per year to 250,000 ounces per year at an estimated cost of $169 per ounce over the life of the project and would extend the life-of-mine profile to 2019.

On January 27, 2005, AngloGold Ashanti announced the signing of a new three-year loan facility agreement for $700 million to replace the existing $600 million facility that matured in February 2005. The new facility reduced the group's cost of borrowings, as the borrowing margin over LIBOR reduced from 70 to 40 basis points.

A substantial restructuring of the AngloGold Ashanti hedge book commenced in late December 2004 and was completed in January 2005. This resulted in a reduction in the net delta of the combined hedge by 2.2 million ounces during the fourth quarter of 2004.

On April 15, 2005, the South African Department of Water Affairs and Forestry issued a directive ordering three mining groups, DRDGold, Harmony and AngloGold Ashanti to share equally the costs of pumping water at some shafts of DRDGold's North West operations in South Africa. This follows an interdict application made by AngloGold Ashanti in response to DRDGold's threat to cease funding the pumping of water at these shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on March 22, 2005.

On April 29, 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the Laverton area in Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100 percent AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills Joint Ventures to Crescent Gold Limited, for a total consideration of A$4 million ($3 million). A$0.3 million ($0.2 million) was payable on the execution of a binding sale and purchase agreement, A$1 million ($0.8 million) is payable in Crescent Gold shares and A$3 million ($2 million) is payable in cash, on or before December 15, 2006. Following this announcement, a decision was taken to accept a cash consideration of A$1 million ($0.8 million) in lieu of shares in Crescent Gold.

On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in an all script deal valued on May 6, 2005 at R75 million ($11 million). On December 19, 2005, Aflease was acquired by sxr Uranium One Incorporated (formerly Southern Cross Incorporated).

On July 27, 2005, AngloGold Ashanti reached an agreement with the Government of Guinea to amend the Convention de Base (stability agreement) and resolve all outstanding disputes for a sum of $7 million. In addition, the Company has agreed as part of this settlement to meet historical and follow-up fees and costs of a consultant that the government retained to advise and assist it in its negotiations and resolution of the dispute. In consideration of the above settlement, the government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against the AngloGold Ashanti group of companies.

On August 2, 2005, AngloGold Ashanti announced that the company had received notification from the Director-General of Minerals and Energy that it had been granted its application for new order mining rights in terms of the Mineral Resources and Petroleum Development Act. In its application for these rights, the company committed itself to achieving the Mining Charter's goals, including: 40 percent representation in management of Historically Disadvantaged South Africans within five years; participating in local economic development programs in the areas where it operates and from which it draws its labor; and meeting the Charter's empowerment ownership target. In respect of the latter, in addition to the transactions with Armgold carried out between 1998 and 2002, the company has committed to the development of an Employee Share Ownership Program, with a value equivalent to approximately 6 percent of the South African assets.

On August 11, 2005, AngloGold Ashanti announced the end of the South African gold mining industry's wage dispute and strike, which resulted in three lost-production shifts and culminated in the signing of a two-year wage agreement, effective July 1, 2005.

On August 11, 2005, AngloGold Ashanti announced that it had disposed of its La Rescatada project to Arunani SAC, a local Peruvian corporation, for a total consideration of $12.5 million with an option to repurchase 60 percent of the project should economically viable reserves in excess of 2 million ounces be identified within three years, and accordingly, the accounting consequences will be deferred.

On October 26, 2005, AngloGold Ashanti announced that it welcomed the announcement by Anglo American, that it intends to provide AngloGold Ashanti with greater flexibility to pursue its strategy by deciding to reduce its shareholding in the company, whilst still intending to remain a significant shareholder in the medium term.

On February 27, 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty Gold Corporation, a company with exploration activities in China, to acquire an effective 8.7 percent stake in that company through a purchase of 5.75 million Dynasty units at a price of C$0.40 each. Each unit consists of one common share and one-half common share purchase warrant exercisable at a price of C$0.60 per unit for two years.

4B.   Business overview

The gold market

Gold market

The gold market is relatively liquid compared with many other commodity markets. Physical demand for gold is primarily for fabrication purposes, including jewellery (which accounts for almost 80 percent of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

The use of gold as a store of value (a consequence of the tendency of gold to retain its value in relative terms against basic goods, and particularly in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production have meant that, historically, the potential total supply of gold is far greater than demand at any one time. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent with other commodities. Instead, the gold price has from time to time been significantly affected by macroeconomic factors such as expectations of inflation, interest rate changes, exchange rate changes, changes in reserve policy by central banks, and by global or regional political and economic events. In times of price inflation and currency devaluation, gold is often bought as a store of value, leading to increased purchases and support for the price of gold.

Changes in exchange rates against the dollar particularly affect levels of demand for gold in non-US economies. In South East Asia, for example, during the mid-1990s strong local currencies encouraged robust gold demand due to low real gold prices in local currencies. In contrast, when South East Asian currencies fell sharply against the dollar in 1997, the local currency values of gold increased proportionally, and wholesale selling of the metal ensued in the region. Recoveries in Asian currencies since 1999 have resulted in a decline in gold prices in these currencies, which in turn has led to a rise in gold demand in Asian countries to previous levels. In the investment market, a strong dollar during the 1990s had a negative effect on investment demand for gold in developed economies. Since 2001, the weakness in the dollar has been an encouragement to investors to buy gold.

While political and economic crises can have either a positive or negative impact on gold, this is not inevitable. As a recent example of this, in 1998, despite negative sentiment caused by the Russian financial crisis and ensuing corrections in the capital markets worldwide, the price of gold remained stable. By contrast, more recent political events in the Middle East have helped to drive the gold price higher.

The market in 2005

New levels of investor and speculator interest in gold during 2005 led to the gold price reaching 25-year highs. Despite a lull at the beginning of 2005, investor interest in gold resumed and significantly exceeded that of 2004. This was most marked towards the end of the year, the fourth year of the current rally in the gold price. The average gold price for the year was $445 per ounce, an increase of 9 percent on 2004. In January 2006, the gold price reached a 25-year high of $570 per ounce.

The weaker dollar in the first half of 2005 continued to influence the dollar gold price. However, this relationship did not apply during the second half of the year when the gold price strengthened in spite of a stronger dollar. A significant feature of the year was the break in the four-year link between the gold price and the dollar/euro exchange rate, and a material increase in the gold price in non-US dollar terms for the first time in the current gold price cycle. After averaging $325 per ounce for the past four years, the gold price reached a high of $538 per ounce on December 12, 2005.

The resurgence in the dollar also contributed to a shift in the local currency and the rand weakened against the US dollar for most of the year. At its weakest point of R6.96/$1, the South African currency had lost some 19 percent against the dollar since the beginning of January 2005, when the exchange rate reached R5.64/$1. The rand however strengthened towards the end of the year and recouped most of its intra-year losses, averaging R6.35/$1 for the year, compared to an average of R6.42/$1 for 2004. The relative weakness of the rand during the second half of the year, together with the strong spot price of gold in US dollars, resulted in sharply higher rand gold prices which peaked at R111,000 per kilogram in December, providing some relief for South African gold producers.

Several circumstances outside of currency markets encouraged interest in gold during the year. Probably the most direct influence on sentiment came from the oil market, where particularly supply disruptions caused by hurricane damage in the US pushed the spot price of benchmark West Texas Intermediate up to a record price of $70 per barrel in early September. Speculation over the likely impact of increases in the oil price on inflation and on global economic growth led to increased buying interest in gold, and there was a correlation between increases in the gold price and the spot price of oil during the second half of the year.

Although expectations of rising inflation rates are often used to justify higher gold prices, there is little conclusive evidence of an increased threat of inflation at present, notwithstanding base metal, commodity and energy price increases in recent years. While headline inflation in the US rose towards the end of the year, this was due largely to the impact of higher retail pump prices for gasoline, and annual core inflation in the US remains a little over 2 percent. Most recently, core inflation in Europe remains below 2 percent. Nevertheless, the impact of higher oil prices has introduced a sense of uncertainty about the health of the global economy, which continues to encourage interest in gold among both investors and speculators.

Speculative demand

To measure the extent of investor interest in the metal, the open position on the New York Comex, and the holdings of the gold exchange traded funds (ETFs) should be considered together. The Comex continued to be the most direct predictor of gold spot price movement for much of 2005, with the spot price of metal tracking changes in the buying interest on that exchange until the final quarter of the year. The net open position on the Comex peaked in October 2005 at a little over the previous record level set in April 2004 of over 22 million ounces net long (685 tonnes net long), and this sustained long position on Comex has helped to keep the gold price firm and rising. To the net open Comex interest should be added aggregate investor holdings in gold ETFs, which by January 2006 amounted to some 13 million ounces or 400 tonnes of gold. These ETF holdings were accumulated mostly during the past 12 months, and predominantly from the launch of the New York Stock Exchange's streetTRACKS fund in late 2004. The combined Comex and ETF holdings today exceed 30 million ounces, or almost 950 tonnes of gold in net investment and speculative positions in developed markets.

Demand

Physical offtake of gold continued to improve during the year. Demand fell back under the weight of the rising gold price during the final quarter of 2005, but overall figures for fabrication offtake for the year remained positive. Consumption of gold in jewellery increased by 5 percent for the year, largely on the back of strong growth in India and the Middle East. In India, general economic growth has translated to better demand on a wide front and during the first half of 2005 and that market was able to adjust to higher and more volatile gold prices, although Indian offtake fell sharply during the final quarter of 2005. Improved offtake in the Middle East was sustained throughout the year, primarily on the back of increased oil revenue in that region. There was growth in demand for gold jewellery in both Turkey and China too. As has been the case for some time, however, the offtake of gold jewellery in the developed markets of the United States, Europe and Japan remained disappointing.

Net bullion supply on the market was higher, driven particularly by a year-on-year increase of over 40 percent in official sales of gold, to 663 tonnes for 2005, and significantly reduced dehedging by gold producers. The market returned to an over-supply position during the second half of 2005.

With investment demand still positive for gold, the final balance of supply and demand in the gold market will remain of secondary importance. Investor and speculation purchases on the margin will continue to be the price-determining force in the gold market. However, in the longer term it is important that physical demand is healthy given the ability of the physical market to provide offtake and floor price support at times when investor or speculator interest weakens.

Official sector

The most significant issue for gold in the official sector in 2005 was the proposal made by certain members of the International Monetary Fund (IMF) during 2005, to sell outright a portion of the gold reserves of the IMF to provide debt relief for heavily indebted poor countries. While this proposal contributed to a measure of negative sentiment in the gold market at the time, the announcement by the G8 that such a debt relief program would not be funded by either a revaluation or sale of the gold reserves of the IMF, removed the uncertainty that IMF sales might cap the gold market in the future.

Hedging

As at December 31, 2005, the net delta hedge position of AngloGold Ashanti was 10.84 million ounces or 337 tonnes, valued at the spot price of gold on that date of $517 per ounce. The marked-to-market value of the hedge position at this date was negative $1.941 billion. The increase in the size and negative value of the hedge in the latter half of the year was due mainly to the increase in the spot price of gold against which the hedge is valued, which was 19 percent higher at the end of 2005 than the spot price of $435 per ounce at which the hedge had been valued at December 31, 2004.

Marketing channels

Gold produced by AngloGold Ashanti's mining operations is processed to saleable form at various precious metals refineries. Once refined to a saleable product – either a large bar weighing approximately 12.5 kilograms and containing 99.5 percent gold, or smaller bars weighing 1.0 kilograms or less with a gold content of 99.5 percent and above – the metal could be sold by the refineries to the bullion banks or directly by the company to the bullion banks, and the proceeds are paid to the group.

Bullion banks are registered commercial banks that deal in gold. They participate in the gold market in buying and selling gold and distribute physical gold bullion bought from mining companies and refineries to physical offtake markets worldwide. Bullion banks hold consignment stocks in all major physical markets such as India or South East Asia and finance such consignment stocks from the margins charged by them to physical buyers, over and above the amounts paid by such banks to mining companies for the gold.

Where forward sales contracts exist against which AngloGold Ashanti delivers physical product, the same channel of the refinery is used. In this case, the refinery does not sell the metal on the group's behalf, but instead delivers the finished gold bars to the bullion bank with which the group's forward contract is held. The physical delivery to the counterpart bank of the appropriate amount of gold fulfils AngloGold Ashanti's obligations under the forward contract, and AngloGold Ashanti is paid for this gold by the relevant bullion bank, at the price fixed under the forward contract, rather than at the spot price of the day.

Gold market development

The challenge for marketing gold is significant. This is especially so given that demand for gold jewellery in many developed markets has declined materially in the past five years, with gold jewellery sales losing ground to other luxury consumer goods in developed markets.

AngloGold Ashanti is committed to growing the market for gold. The group's marketing program aims to increase the desirability of its product, to sustain and grow demand, and to support the deregulation of the market in key economies.

During 2005, AngloGold Ashanti spent some $13 million on gold marketing initiatives, of which 66 percent was spent through the World Gold Council (WGC). Gold marketing expenditure by AngloGold Ashanti in 2004 and 2003 amounted to $15 million and $19 million, respectively.

Independently of its support for the WGC, AngloGold Ashanti is active in a number of other marketing projects that support gold. It remains the only gold group in the world to have committed this level of resources to the marketing of the metal it produces.

Downstream initiatives have included GoldAvenue, an internet venture selling gold jewellery, established between AngloGold Ashanti, JP Morgan Chase and Pamp MKS of Geneva in 2000. This venture continued to sell gold jewellery by catalogue and website until early 2004, after which it was wound up.

The United States remains an important focus market for AngloGold Ashanti's marketing initiatives, due to its value and influence on gold jewellery retailing trends. However, AngloGold Ashanti now includes in its international marketing initiatives the emerging markets of India and China. In both of these markets, gold jewellery purchases have a traditional or cultural motivation. Among modern urban consumers in India and China, however, gold jewellery is increasingly competing for consumer spend with other luxury goods. Initiatives in India and China therefore focus on the modernization of retail channels for gold jewellery consumption and on the development of a modern product offer which can sustain and grow consumer interest in gold jewellery purchases for non-traditional reasons.

AngloGold Ashanti holds a 25 percent stake in OroAfrica, the largest manufacturer of gold jewellery in South Africa, as an investment in the downstream beneficiation of gold in South Africa. AngloGold Ashanti and OroAfrica have cooperated in a number of projects, including OroAfrica's development and launch of an African gold jewellery brand. An important strategic step has been the establishment of a Jewellery Design Centre at OroAfrica at a cost of $250,000. The purpose of the Center is to generate new gold jewellery designs, and to improve product standards through technology, design and innovation.

The Center has been used during the past year to develop a new range of gold jewellery with an African theme. The Design Center was commissioned by the South African Parliament in 2003 to manage the fabrication of the new Parliamentary mace to celebrate the tenth year of democracy in South Africa. The mace was successfully completed and presented to Parliament in 2003.

Also in the area of design innovation, AngloGold Ashanti's Riches of Africa Gold Jewellery Design Competition was established in 1998 to showcase South African jewellery designers, to enhance jewellery manufacturing technical skills in South Africa, and to support the local gold jewellery industry. Training workshops for competition entrants are held each year, while the award winning works are exhibited and used in fashion shows and other events both locally and abroad. The 2005 competition attracted a record total of 559 entrants and a record number of student and professional jewellers attended training workshops held by AngloGold Ashanti in Johannesburg, Cape Town and Durban.

A biennial gold jewellery design competition in Brazil, the Designers Forum, was launched by the group in 2002. It was the first such competition in that country. The competition generated unprecedented interest in 2004, with a high quality of design and craftsmanship and some 650 projects involved. From these, 33 pieces were selected for the collection.

The Gold of Africa Museum was inaugurated in 2001 in Cape Town with the permanent endowment of the Barbier Mueller collection of West African gold objects purchased by the company in 1998. The museum also serves as a training facility in the jewellery industry in Cape Town. The museum continues to attract a growing number of visitors, and to provide special visits for school groups in the Cape Town area.

Other South African projects in 2005 include the launch of a scheme to provide cost-effective financing for South African gold jewellery manufacturers, in partnership with Gold Fields Limited, BAE Systems/Saab (through defense contract offset obligations) and Standard Bank. The scheme aims to lower the cost of financing gold working inventory to manufacturers, thereby enabling them to compete more effectively in international markets. In 2005, AngloGold Ashanti also worked in conjunction with the Department of Trade and Industry (DTI), the Industrial Development Corporation of South Africa (IDC) and the WGC to produce a publication on the gold industry in South Africa entitled 'Gold in South Africa: Mining, Refining, Fabrication and Trade'. This publication is intended to provide a source of reference on the gold industry in South Africa and is the first attempt to collate data on the South African gold industry in all of its various activities.

AngloGold Ashanti and Mintek, South Africa's national metallurgical research organization launched Project AuTEK in 2002 to research and develop industrial applications for gold. Project AuTEK has developed a gold-based catalyst for the oxidation of carbon monoxide at ambient temperatures. Mintek has carried out pilot-scale catalyst production tests. Negotiations for the commercial production of the catalyst have commenced.

An important feature in many of AngloGold Ashanti's marketing projects has been the beneficiation of gold, particularly in South Africa. AngloGold Ashanti's commitment to adding value to gold extends beyond mining and aims to contribute towards the upliftment of people and the sustainability of communities.

AngloGold Ashanti remains a sponsor of the Atteridgeville Jewellery Project, established in 2000 by the Vukani Ubuntu Community Development Project to create opportunities in the jewellery industry in South Africa for the previously disadvantaged through training and development. In 2004, the company also sponsored the expansion of the Soweto Jewellery School to enable it to double its intake of students from 2005.

The process of producing gold and rehabilitation

The *process of producing gold* can be divided into six main phases:
- finding the orebody;
- creating access to the orebody;
- removing the ore by mining or breaking the orebody;
- transporting the broken material from the mining face to the plants for treatment;
- services;
- processing; and
- refining.

This basic process applies to both underground and surface operations.

Finding the orebody
AngloGold Ashanti's global exploration program identifies targets and undertakes exploration, on its own or in conjunction with joint venture partners.

Creating access to the orebody
There are two types of mining which take place to access the orebody:
- underground – a vertical or decline shaft (designed to transport people and/or materials) is first sunk deep into the ground, after which horizontal development takes place at various levels of the main shaft or decline. This allows for further on-reef development of specific mining areas where the orebody has been identified; and
- open-pit – where the top layers of topsoil or rock are removed in a process called 'stripping' to uncover the reef.

Removing the ore by mining or breaking the orebody
- In underground mining, holes are drilled into the orebody, filled with explosives and then blasted. The blasted 'stopes' or 'faces' are then cleaned and the ore released is now ready to be transported out of the mine.
- In open-pit mining, drilling and blasting may also be necessary to release the gold bearing rock; excavators then load the material onto the ore transport system.

Transporting the broken material from the mining face to the plants for treatment
- Underground ore is transported by means of vertical and/or horizontal transport systems. Once on surface, conveyor belts usually transport the ore to the treatment plants.
- Open-pit mines transport ore to the treatment plants in vehicles capable of hauling large, heavy loads.

Services
Mining activities require extensive services, both on the surface and underground, including:
- mining engineering services;
- mine planning;
- ventilation;
- provision of consumable resources;
- engineering services;
- financial, administration and human resource services; and
- environmental/permitting services.

Processing
- Comminution is the breaking up of ore to make gold available for treatment. Conventionally, this process occurs in multistage crushing and milling circuits. Modern technology is based on large mills fed directly with run-of-mine material.
- Gold ores can typically be classified into:
  – refractory ores, where the gold is locked within a sulphide mineral and not readily available for recovery by the cyanidation process; or
  – free milling, where the gold is readily available for recovery by the cyanidation process.
- Refractory ore treatment – after fine grinding, the sulphide materials are floated away from the barren gangue material to produce a high-grade sulphide concentrate. The sulphide concentrate is oxidized by either roasting as at AngloGold Ashanti Mineração or bacterial oxidation (BIOX) as at Obuasi. The oxidation process oxidizes the sulphide minerals liberating the gold particles making them amenable to recovery by the cyanidation process.
- Free milling and oxidized refractory ores are processed for gold recovery by agitator leaching the ore in an alkaline cyanide leach solution followed generally by adsorption of the gold cyanide complex onto activated carbon-in-pulp (CIP).
- The alternative process is the heap-leach process. Generally considered applicable to only high-tonnage, low-grade ore deposits, AngloGold Ashanti has successfully applied this to medium-grade deposits where the ore deposit tonnage cannot economically justify constructing a process plant. Here, the run-of-mine ore is crushed and placed on the leach pad. Low strength alkaline cyanide solution is applied, generally as a drip, to the top of the heap for periods of up to three months. The dissolved gold bearing solution is collected from the base of the heap and transferred to the

carbon-in-solution (CIS) columns where the gold cyanide complex is adsorbed onto activated carbon. The stripped solution is recycled back to the top of the heaps.

- Gold adsorbed onto activated carbon is recovered by a process of re-dissolving the gold from the activated carbon (elution), followed by precipitation in electro-winning cells and subsequent smelting of that precipitate into doré bars that are shipped to the gold refineries.
- The re-treatment of tailing stockpile from previous decades' operations is also practiced by AngloGold Ashanti. The old tailings are mined by water sluicing followed by agitator leaching in alkaline cyanide solution and recovery of dissolved gold onto activated carbon.
- At AngloGold Ashanti operations, the major by-products produced are:
  - silver, which is associated with gold in ratios ranging from 0.1:1 to 200:1 silver to gold;
  - sulphuric acid which is produced by scrubbing the gases generated from the roasting plants; and
  - uranium which is recovered in a process which involves initial acid leaching followed by recovery of the leached uranium onto resin and subsequent stripping with ammonium hydroxide and precipitation of crude yellow cake.
- The tailings from the process operations are stored in designated Tailings Storage Facilities designed to enhance water recovery and prevent contaminant seepage into the environment.

Refining

The doré bars, are transported to a refinery for further refining, to as close to pure gold as possible. This gives the assurance that the bar contains the quantity and purity of gold as stamped on the bar.

Rehabilitation

In all the jurisdictions in which the company operates, it is required to conduct closure and rehabilitation activities in order to return the land to a productive state post-mining. Additionally, these same jurisdictions require the company to provide financial assurance, in a form prescribed by law, to cover some, or all of the costs, of the anticipated closure and rehabilitation costs for the operation. Rehabilitation refers to the process of reclaiming mined land either to the state in which it existed prior to mining or to a pre-determined use post-mining.

Closure plans are devised prior to the commencement of operation and are regularly reviewed to take into account life-of-mine projections. Although the final cost of closure cannot be fully determined ahead of closure, ample provision is made during the mine's economic operation.

Products, operations and geographic locations

AngloGold Ashanti's main product is gold. A small portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on world markets.

Operating performance and outlook

In 2005, gold production, including equity accounted joint ventures, adjusted for Ergo, rose 6 percent to 6.2 million ounces from the 5.8 million ounces produced in 2004. Of the 2005 production, 2.7 million ounces (43 percent) came from deep-level hard-rock operations in South Africa, and the balance of 3.5 million ounces (57 percent) from the shallower and surface operations. No new operations came into production in 2005, while the Ergo facility in South Africa was closed and the Savuka mine, also in South Africa, is in closure mode. Strong operating currencies against the US dollar – particularly the South African rand and the Brazilian real – contributed to the rising cost of inputs, as well as inflationary pressures (including a new two-year wage settlement) in South Africa. This was partially mitigated by cost-savings initiatives, primarily in South African. Consequently, total cash costs in 2005 rose by 6 percent to $281 per ounce compared with 2004 of $268 per ounce (2003: $229 per ounce).

In 2004, gold production increased as a result of the combination of the AngloGold assets with those of Ashanti, in line with the company's strategy of achieving geographic and orebody diversity to 6.05 million ounces, an increase of 8 percent when compared with 2003 gold production of 5.62 million ounces.

Capital expenditure, including equity accounted joint ventures, adjusted for Ergo, at $722 million, rose by 23 percent compared with $583 million in 2004 (2003: $363 million). Of the capital expenditure in 2005, 63 percent was for maintenance capital expenditure and the balance of 37 percent was for new projects. 2005 capital expenditure was incurred primarily in South Africa at Mponeng and TauTona and on the development of Moab Khotsong, at Obuasi in Ghana, at AngloGold Ashanti Mineraçáo in Brazil, Geita in Tanzania and at the Australian operation, Sunrise Dam,

In January 2005, the board announced its approval of the Cuiabá expansion project, at AngloGold Ashanti Mineraçáo in Brazil.

Outlook: Gold production, including equity accounted joint ventures, adjusted for Ergo in 2006 is expected to decline marginally to within a range of 5.8 million ounces to 6.1 million ounces. Total cash costs are expected to be between $285 per ounce to $293 per ounce. Capital expenditure is estimated to be between $786 million and $818 million in 2006.

AngloGold Ashanti has 21 operations in 10 countries around the world. While these operations are managed on a regional basis, they are reported on country-by-country,

The operations and geographical areas in which AngloGold Ashanti currently operates are shown below.


Yatela
Sadiola
Mali
Morila
Guinea
Siguiri
Ghana
Bibiani
Iduapriem & Teberebie
Obuasi
Alaska
Canada
Russia
Mongolia
China
USA
Cripple Creek & Victor
Laos
Philippines
Colombia
Brazil
Peru
Geita
DRC
Tanzania
Navachab
Namibia
South Africa
Operations
Greenfields exploration areas
Exploration alliance areas
Serra Grande
Argentina
AngloGold Ashanti Mineração
Cerro Vanguardia
SA Operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong
Australia
Boddington (care and maintenance)
Sunrise Dam

OPERATIONS AT A GLANCE for the year ended December 31, 2005

	Attributable tones treated/milled (Mt)			Average grade recovered (g/t)			Attributable gold production (000oz)			Total cash costs ($/oz) [(1)]		
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
SOUTH AFRICA												
Vaal River												
Great Noligwa	2.3	2.4	2.4	9.30	10.38	10.57	693	795	812	264	231	218
Kopanang	2.0	2.0	2.2	7.38	7.37	7.07	482	486	497	277	281	266
Tau Lekoa	2.1	2.4	2.4	3.96	3.87	4.24	265	293	322	410	370	294
Surface operations	5.8	6.1	5.9	0.51	0.60	0.61	95	119	114	287	250	200
Moab Khotsong [(1)]	–	–	–	–	–	–	–	–	–	–	–	–
West Wits												
Mponeng	1.7	1.7	1.7	9.15	8.14	8.96	512	438	499	279	322	247
Savuka	0.6	0.8	1.0	6.80	6.19	5.81	126	158	187	430	455	448
TauTona	1.6	1.6	1.7	9.62	10.88	12.09	502	568	646	256	245	194
Surface operations	–	–	–	–	–	0.88	–	–	1	–	–	255
ARGENTINA												
Cerro Vanguardia (92.5 percent)	0.9	0.9	0.9	7.70	7.60	7.15	211	211	209	171	156	143
AUSTRALIA												
Sunrise Dam	3.6	3.7	3.6	3.68	3.46	3.12	455	410	358	269	260	228
Union Reefs [(2)]	–	–	2.0	–	–	1.12	–	–	74	–	–	272
BRAZIL												
AngloGold Ashanti Mineraçáo [(3)]	1.3	1.0	1.1	7.27	7.62	6.84	250	240	228	169	133	141
Serra Grande (50 percent)	0.4	0.4	0.4	7.93	7.80	7.88	96	94	95	158	134	109
GHANA												
Bibiani [(4) (6)]	2.4	1.7	–	1.45	1.93	–	115	105	–	305	251	–
Iduapriem [(4) (6)]	3.2	2.2	–	1.71	1.76	–	174	125	–	348	303	–
Obuasi [(3) (6)]	4.7	2.6	–	4.77	3.08	–	391	255	–	345	305	–
GUINEA												
Siguiri (85 percent) [(5) (6)]	5.8	2.6	–	1.21	1.10	–	246	83	–	301	443	–
MALI												
Morila (40 percent)	1.5	1.4	1.3	5.41	4.57	7.56	262	204	318	191	196	108
Sadiola (38 percent)	1.9	2.0	1.9	2.73	2.77	2.77	168	174	172	265	242	210
Yatela (40 percent) [(7)]	1.3	1.1	1.0	2.99	3.41	2.84	98	97	87	263	255	235
NAMIBIA												
Navachab	1.2	1.3	1.4	2.05	1.59	1.75	81	66	73	321	348	274
TANZANIA												
Geita [(8)]	6.1	4.8	2.9	3.14	3.74	3.60	613	570	331	298	250	183
UNITED STATES OF AMERICA												
Cripple Creek & Victor [(7)]	19.2	18.2	17.1	0.62	0.61	0.67	330	329	283	230	220	199
Jerritt Canyon [(9)]	–	–	0.5	–	–	7.15	–	–	107	–	–	270
ZIMBABWE												
Freda-Rebecca [(6)(10)]	–	0.1	–	–	1.66	–	–	9	–	–	417	–

Table includes equity accounted joint ventures.

(1)	Attributable production at Moab Khotsong yielded 29,862 ounces which was capitalized against pre-production costs.
(2)	Union Reefs ceased production in February 2004.
(3)	The yield of AngloGold Ashanti Mineraçáo and Obuasi represents underground operations.
(4)	The yield of Bibiani and Iduapriem represents open-pit operations.
(5)	The yield at Siguiri arises from the open-pit operations in 2005 and the heap leach operation in 2004
(6)	Interest acquired April 26, 2004 with reporting from May 1, 2004.
(7)	The yield at Yatela and Cripple Creek & Victor Joint Venture reflects recoverable gold placed/tonnes placed.
(8)	50 percent holding to April 26, 2004 and 100 percent from this date.
(9)	Jerritt Canyon Joint Venture was sold effective June 30, 2003.
(10)	Freda-Rebecca was sold effective September 1, 2004.

SOUTH AFRICA

Location: AngloGold Ashanti's South Africa region includes seven underground operations located in two geographic areas on the Witwatersrand Basin. These are:

- the **Vaal River area**, near Klerksdorp and Orkney, in the North West Province and Free State, where the Great Noligwa, Kopanang, Tau Lekoa and Moab Khotsong (which remains under development) mines are located; and
- the **West Wits area**, near Carletonville, straddling the North West Province and Gauteng, where the Mponeng, TauTona and Savuka mines are located.

The group's surface metallurgical reclamation operation, **Ergo**, located near Johannesburg in the province of Gauteng ceased production in 2005, and is currently being closed in terms of environmental legislation, a process that is expected to take some years to complete.


Vaal River Operations
Great Noligwa
Kopanang
Tau Lekoa
Moab Khotsong
West Wits Operations
Savuka
TauTona
Mponeng
N
North West
Gauteng
Carletonville
Johannesburg
Klerksdorp
Ergo
Welkom
Free State
Bloemfontein
Durban
SOUTH AFRICA
Eastern Cape
Operations
Closed
Cape Town
0
400km

Geology: The Witwatersrand Basin comprises a six-kilometer thick sequence of interbedded argillaceous and arenaceous sediments that extends laterally for some 300 kilometers north-east south-west and 100 kilometers north-west south-east on the Kaapvaal Craton. The upper portion of the basin, which contains the orebodies, crops out at its northern extent near Johannesburg. Further west, south and east the Witwatersrand Basin is overlain by up to four kilometers of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be in the order of 2.7 to 2.8 billion years old.

Gold occurs in laterally extensive quartz pebble conglomerate horizons termed reefs that are generally less than two meters thick and are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields. There is still much debate about the origin of the gold mineralization in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the conglomerates but there has been a swing to an epigenetic origin theory. Nonetheless, the most fundamental control to the gold distribution in the Basin remains the sedimentary features, such as facies variations and channel directions. Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.

40

Operating performance: Year-on-year comparative figures have been adjusted to exclude the Ergo operation. Production declined 6 percent to 2.676 million ounces in 2005, from 2.857 million ounces in 2004 (2003: 3,078 million ounces). Total cash costs rose by 2 percent in 2005 to $291 per ounce as a result of the decline in gold production, from $284 per ounce in 2004 (2003: $248 per ounce). This was partially offset by cost savings initiatives implemented in the region. In local currency terms, costs in 2005 decreased to R59,343 per kilogram (2004: R60,223 per kilogram – 2003: R54,624 per kilogram). The major cost-saving project undertaken in the region resulted in a savings of $76 million, primarily as a result of operational efficiencies (81 percent), improved procurement practices (15 percent) and restructuring (4 percent).

A two-year wage agreement was reached with South African labor unions in August 2005, following a three-day strike, the first industry-wide wage strike since 1987. See "Item 6D.: Employees – South African operations".

Capital expenditure in 2005 amounted to $347 million, 4 percent higher than that of 2004 at $335 million (2003: $327 million), with expansion capital accounting for 40 percent of this, and the balance being spent on ore reserve development (49 percent) and stay-in-business expenditure (11 percent). Major components of the expansion capital were projects at Moab Khotsong ($62 million), Mponeng ($5 million), TauTona ($39 million).

- **Vaal River operations**

Description: AngloGold Ashanti's Vaal River operations are located in the original Vaal Reefs mining area of the Witwatersrand Basin and comprise three operating mines, Great Noligwa, Kopanang and Tau Lekoa and a developing mine, Moab Khotsong.

The Vaal River complex also has four gold plants, one uranium plant and one sulphuric acid plant. The Vaal River processing plants include crushers, mills, CIP and electro-winning facilities and are able to treat between 180,000 and 420,000 tonnes of ore per month. Although the Vaal River operations produce uranium oxide as a by-product of the production of gold, the value is not significant relative to the value of gold produced.

Location: The Vaal River operations are located near the towns of Klerksdorp and Orkney in North West and Free State Provinces.

Geology: In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef, the VCR and the "C" Reef:
- The Vaal Reef contains approximately 85 percent of the reserve tonnage with mining grades between 10 and 20g/t and comprises a series of oligomictic conglomerates and quartzite packages developed on successive unconformities. Several distinct facies have been identified, each with its unique gold distribution and grade characteristic.
- The VCR has a lower grade than the Vaal Reef, and contains approximately 15 percent of the estimated reserves. The economic portion is mainly concentrated in the western part of the lease area and can take the form of a massive conglomerate, a pyritic sand unit with intermittent pebble layers or a thin conglomerate horizon. The reef is located at the contact between the overlying Kliprivierberg Lavas of the Ventersdorp SuperGroup and the underlying sediments of the Witwatersrand SuperGroup which creates a distinctive seismic reflector. The VCR is located up to one kilometer above the Vaal Reef.
- The "C" Reef is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 meters above the Vaal Reef. It has less than 1 percent of the estimated reserves with grades similar to the Vaal Reef, but more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

Vaal River – Summary of metallurgical operations

	No. 1 plant	No. 2 plant	No. 8 plant	No. 9 plant
Gold plants				
Capacity (000 tonnes/month)	180	240	240	420
Technology	ROM mills (2), ball mills, cyanide, CIP, elution, electro-winning	cyanide, CIP, elution, electro-winning	crushers, tube mills, ball mills, cyanide, CIP, electro-winning	ROM mills (6), cyanide, CIP, electro-winning
Uranium plants				
Capacity (000 tonnes/month)	–	–	–	250
Pyrite flotation plants				
Capacity (000 tonnes/month)	–	250	145	250
Sulphuric acid plants				
Production (tonnes/month)	–	7,500	–	6,300

Operating and production data for Vaal River operations

	Great Noligwa	Kopanang	Tau Lekoa	Moab Khotsong [1]
2005				
Pay limit (oz/t)	0.34	0.35	0.17	
Pay limit (g/t)	11.81	11.95	5.93	
Recovered grade (oz/t)	0.27	0.22	0.12	
Recovered grade (g/t)	9.30	7.38	3.96	
Gold production (000 oz)	693	482	265	
Total cash costs ($/oz) [1]	264	277	410	
Total production costs ($/oz) [1]	354	363	555	
Capital expenditure ($ million)	43	41	15	44
Employees [2]	5,704	5,506	3,021	1,320
Outside contractors [2]	1,152	524	1,084	1,201
2004				
Pay limit (oz/t)	0.38	0.39	0.18	
Pay limit (g/t)	13.01	13.51	6.31	
Recovered grade (oz/t)	0.30	0.21	0.11	
Recovered grade (g/t)	10.38	7.37	3.87	
Gold production (000 oz)	795	486	293	
Total cash costs ($/oz) [1]	231	281	370	
Total production costs ($/oz) [1]	268	325	444	
Capital expenditure ($ million)	36	38	25	80
Employees [2]	6,192	5,758	3,398	1,066
Outside contractors [2]	908	554	854	808
2003				
Pay limit (oz/t)	0.34	0.32	0.14	
Pay limit (g/t)	11.53	10.96	4.90	
Recovered grade (oz/t)	0.31	0.21	0.12	
Recovered grade (g/t)	10.57	7.07	4.24	
Gold production (000 oz)	812	497	322	
Total cash costs ($/oz) [1]	218	266	294	
Total production costs ($/oz) [1]	243	294	345	
Capital expenditure ($ million)	22	12	7	67
Employees [2]	6,819	6,131	3,450	1,020
Outside contractors [2]	1,002	835	689	772

(1)   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2)   Average for the year.

Operating performance:
Great Noligwa: Volumes mined decreased largely because of a slow start-up at the beginning of the year and after rock engineering and geological constraints forced crews to move to lower grade areas of the mine, thereby interrupting and reducing production to 693,000 ounces from the 795,000 ounces produced in 2004 (2003: 812,000). The yield declined by 10 percent to 9.3g/t from 10.38g/t in 2004 (2003: 10.57g/t), owing to lower face values despite a concerted effort to reduce underground lock-up.

Total cash costs were up by 13 percent in rand terms to R53,868 per kilogram from R47,820 per kilogram in 2004, largely as a result of lower production and a decreased by-product contribution from uranium. These were offset by cost-management interventions. In dollar terms, total cash costs rose by 14 percent to $264 per ounce in 2005 from $231 per ounce in 2004 (2003: $218 per ounce). Capital expenditure at $43 million, rose by 19 percent from the $36 million spent in 2004 (2003: $22 million), and was spent mainly on ore reserve development.

Kopanang: In 2005, gold production at 482,000 ounces was similar to that of 2004's production of 486,000 ounces (2003: 497,000 ounces). Yield at 7.38g/t in 2005 was comparable with 2004 yield of 7.37g/t (2003: 7.07g/t). Total cash costs, in rand terms, declined by 3 percent to R56,427 per kilogram from R58,220 per kilogram in 2004 thus reflecting savings made as part of the cost-cutting project, as well as improved efficiencies as total employee costs declined. In dollar terms, total cash costs declined by 1 percent to $277 per ounce in 2005, from $281 per ounce in 2004 (2003: $266 per ounce). Capital expenditure of $41 million was 8 percent higher than 2004's expenditure of $38 million (2003: $12 million).

Tau Lekoa: At Tau Lekoa, volumes mined declined, with the implementation of a revised mining plan during 2005 that attempted to increase grade by reducing the mining of panels below the cut-off grade. Contract labor was moved from low-grade pillar mining to higher grade areas to mitigate the effect of this reduction. As a result, the yield rose by 2 percent to 3.96g/t in 2005 from a yield of 3.87g/t in 2004 (2003: 4.24g/t). As a result of lower volumes, gold production at 265,000 ounces in 2005, showed a 10 percent decline on 2004's production of 293,000 ounces (2003: 322,000 ounces). Total cash costs increased from $370 per ounce in 2004 to $410 per ounce in 2005 (2003: $294 per ounce). Capital expenditure at $15 million declined by 40 percent on 2004's spend of $25 million (2003: $7 million).

Moab Khotsong: The 30,000 ounces of gold produced in 2005 is not included in the region's production, as revenue is capitalized against pre-production costs. Capital expenditure for 2005 amounted to $44 million, compared with the $80 million spent in 2004.

Growth prospects: Moab Khotsong is the largest of South Africa's current projects. Located in the Vaal River area, the project involves sinking, constructing and equipping the shaft systems to a depth of 3,130 meters below surface, providing access tunnels to the reef horizon on 85, 95 and 101 levels, and developing the necessary Ore Reserves. The project is expected to produce 3.6 million ounces of gold from 10 million tonnes of milled ore over 15 years. The project capital cost is estimated at $659 million (at 2005 closing exchange rate), of which $629 million has been spent to date. The shaft was commissioned in March 2003 and stoping operations began in November 2003. Moab Khotsong is forecast to reach commercial production of 50,000 ounces in 2006 and full production, at an average of 495,000 ounces per annum, is expected by 2012. The average total cash cost (2006 real terms), is expected to be $252 per ounce over the life-of-mine.

Outlook:
The projections for the Vaal River operations in 2006 are as follows:
- As mining continues into lower grade areas, production at **Great Noligwa** is expected to decline further to between 651,000 ounces and 677,000 ounces at a total cash cost of between $258 per ounce and $268 per ounce in 2006. Capital expenditure during 2006 is anticipated to be between $47 million and $49 million, to be spent mostly on ore reserve development.
- Gold production at **Kopanang** is expected to decrease to between 457,000 ounces and 475,000 ounces at a total cash cost ranging between $294 per ounce and $306 per ounce. Capital expenditure during 2006 is expected to be between $36 million and $38 million, to be spent mainly on ore reserve development.
- Production at **Tau Lekoa** is expected to decrease to between 207,000 ounces and 215,000 ounces at a total cash cost of between $382 per ounce and $398 per ounce. Capital expenditure is anticipated to be approximately $12 million, to be spent mainly on ore reserve development.

- Commercial production of the **Moab Khotsong** mine will commence in 2006, with gold production expected to be between 48,000 ounces and 50,000 ounces for the year. Total cash costs are expected to be between $654 per ounce and $680 per ounce while capital expenditure of between $82 million and $85 million is planned.

• **West Wits operations**

Description: The West Wits operations comprise Mponeng, Savuka and TauTona mines. Savuka and TauTona share a processing plant, whereas Mponeng has its own individual processing plant. These plants comprise crushers, mills, CIP and zinc precipitation and smelting facilities.

Location: The West Wits operations are located near the town of Carletonville in North West Province, south-west of Johannesburg, straddling the boundary with Gauteng.

Geology: Two reef horizons are exploited at the West Wits operations, the Ventersdorp Contact Reef (VCR) located at the top of the Central Rand Group and the Carbon Leader Reef (CLR) near the base. The separation between the two reefs increases from east to west from 400 to 900 meters, owing to unconformity in the VCR. TauTona and Savuka exploit both reefs whereas Mponeng only mines the VCR. The structure is relatively simple; faults of greater than 70 meters are rare. The CLR consists of one or more conglomerate units and varies from several centimeters to more than three meters in thickness. Regionally, the VCR dips at approximately 21 degrees but may vary between 5 and 50 degrees, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin, varying from several centimeters to more than three meters in thickness.

West Wits – Summary of metallurgical operations

	Mponeng	Savuka
Gold plants		
Capacity (000 tonnes/month)	180	280
Technology	ROM mills (3), cyanide, CIP, elution, electro-winning	crushers, tube mills, ball mills, cyanide, CIP

Operating and production data for West Wits operations

	Mponeng	TauTona	Savuka
2005			
Pay limit (oz/t)	0.32	0.67	0.41
Pay limit (g/t)	10.93	23.04	14.05
Recovered grade (oz/t)	0.27	0.28	0.20
Recovered grade (g/t)	9.15	9.62	6.80
Gold production (000 oz)	512	502	126
Total cash costs ($/oz) [1]	279	256	430
Total production costs ($/oz) [1]	383	388	524
Capital expenditure ($ million)	47	74	6
Employees [2]	4,897	4,459	2,178
Outside contractors [2]	677	996	147
2004			
Pay limit (oz/t)	0.39	0.67	0.41
Pay limit (g/t)	13.26	23.01	14.17
Recovered grade (oz/t)	0.24	0.31	0.18
Recovered grade (g/t)	8.14	10.88	6.19
Gold production (000 oz)	438	568	158
Total cash costs ($/oz) [1]	322	245	455
Total production costs ($/oz) [1]	393	319	639
Capital expenditure ($ million)	62	65	8
Employees [2]	5,164	4,673	3,001
Outside contractors [2]	712	825	228

	Mponeng	TauTona	Savuka
2003			
Pay limit (oz/t)	0.29	0.45	0.45
Pay limit (g/t)	10.08	15.48	15.28
Recovered grade (oz/t)	0.26	0.35	0.17
Recovered grade (g/t)	8.96	12.09	5.81
Gold production (000 oz)	499	646	187
Total cash costs ($/oz) [1]	247	194	448
Total production costs ($/oz) [1]	291	218	497
Capital expenditure ($ million)	55	65	14
Employees [2]	5,374	4,794	4,122
Outside contractors [2]	795	663	407

(1) *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*
(2) *Average for the year.*

Operating performance:

Mponeng: During 2005, overall face values were up and the yield rose by 12 percent to 9.15g/t from 8.14g/t in 2004 (2003: 8.96g/t). As a result, gold production increased by 17 percent from 438,000 ounces in 2004 to 512,000 ounces in 2005 (2003: 499,000 ounces). This increase reflected the positive impact of the below 109 level project. This improved production profile is anticipated to be sustained over the next six years, reaching an expected peak of 517,000 ounces annually by 2007. In local currency terms, total cash costs were at R57,084 per kilogram, 14 percent down on 2004 total cash costs of R66,437 per kilogram as inflationary pressures were offset against the benefit of cost savings initiatives undertaken by the mine, and improved efficiencies as the labor complement declined. In dollar terms, total cash costs declined by 13 percent to $279 per ounce from $322 per ounce in 2004 (2003: $247 per ounce). Capital expenditure at $47 million was 24 percent lower than the $62 million spent in 2004 (2003: $55 million).

TauTona: During 2005, volumes mined declined as face advance was hampered by seismic activity and face length was lost as longwall panels were mined out against mine boundaries and limits, as expected. The replacement of ground in the shaft pillar has been delayed following a fire and infrastructural commissioning, however, good progress has been made. At the same time, yield fell by 12 percent to 9.62g/t compared to 10.88g/t in 2004 (2003: 12.09g/t), with higher face values being offset by increased off-reef mining owing to geological constraints. As a result, production dropped by 12 percent from 568,000 ounces in 2004, to 502,000 ounces in 2005 (2003: 646,000 ounces). Total cash costs rose by 4 percent to $256 per ounce compared with $245 per ounce in 2004 (2003: $194 per ounce). In rand terms, total cash costs decreased by R815 million due to efficiencies and cost management interventions. Capital expenditure at $74 million was 14 percent higher than the spend in 2004 of $65 million 2004 (2003: $65 million).

Savuka: An accelerated closure plan has been adopted at Savuka, with final closure expected in March 2006. As planned, overall production declined by 20 percent from 158,000 ounces in 2004 to 126,000 ounces in 2005 (2003: 187,000). Volumes mined decreased in the first quarter of 2005 as adverse ground conditions were experienced on the VCR, but a recovery was made thereafter on the introduction of a rationalized mining plan. This plan involved the cessation of mining of low-grade panels and non-critical development and the introduction of a significantly revised mining plan. Increased off-reef mining at the beginning of 2005 had an impact on grades, although an improvement in mining mix and a significant increase in face values in the second half of 2005 as a result of the revised mining plan, led to a reasonable recovery. The overall grade for the year was 6.80g/t, 10 percent up on the 6.19g/t achieved in 2004 (2003: 5.81g/t). Total cash costs were well maintained following the introduction of severe cost-saving initiatives and replanning of the mine. In local currency, total cash costs decreased 7 percent from 94,036 per kilogram in 2004, to R87,200 per kilogram in 2005, while in dollar terms, cash costs were down 5 percent to $430 per ounce from $455 per ounce in 2004 (2003: $448 per ounce). There was minimal capital expenditure, which at $6 million was down on 2004's capital expenditure of $8 million (2003: $14 million).

Growth prospects:

Mponeng Shaft Deepening Project: The project involves the deepening the sub-shaft system and the development of access tunnels to the VCR horizon on 113, 116 and 120 levels (from 3,172 meters to 3,372 meters below the surface). The project is expected to produce 4.8 million ounces of gold over a period of 13 years to 2016. The total capital expenditure is estimated at $210 million (at closing 2005 exchange rate), with some $4.2 million (at closing 2005 exchange rate) remaining. The average project cash cost over the life-of-mine is expected to be approximately $231 per ounce in 2005 real terms. Stoping operations commenced in May 2004 and good progress continued to be made with the project in 2005.

TauTona:

- The **CLR shaft pillar project** allows for stoping operations up to the infrastructure zone of influence. The project, from which production commenced in 2004, is expected to produce 545,000 ounces of gold over a period of 6 years (2004 to 2009), at a capital cost of $45 million (at closing 2005 exchange rate). Of this, $38 million has been spent to date. The expected average project cash cost is $112 per ounce.

- The **VCR development project** aims to access the VCR pillar area situated outside the zone of influence (top and eastern block). The project, from which production commenced in 2005, is expected to produce 162,000 ounces of gold over a period of eight years (2005 to 2012), at a capital cost of $19 million (at closing 2005 exchange rate). Of this, $7 million has been spent to date. The expected average project cash cost is $129 per ounce.

- The **CLR reserve block below 120 level, known as TauTona below 120 level project** is being accessed via a twin decline system into its geographical center, down to 125 level. The project, from which production will commence in 2009, is expected to produce 2 million ounces of gold over a period of nine years (2009 to 2017), at a capital cost of $154 million (at closing 2005 exchange rate) Of this, $44 million has been spent to date.

Outlook:

Expectations for 2006 are as follows:

- Production at Mponeng to decrease to between 495,000 ounces and 515,000 ounces at a total cash cost of between $278 per ounce and $290 per ounce, with capital expenditure of between $46 million and $48 million, to be spent mostly on ore reserve development.

- Production at TauTona to remain constant at between 419,000 ounces and 511,000 ounces, while total cash costs are expected to rise to between $267 per ounce and $277 per ounce. Capital expenditure of between $73 million and $75 million is planned, the bulk of which will be expenditure on the below 123 level project and ore reserve development.

- Production at Savuka will cease during March 2006. Production of between 14,000 ounces and 15,000 ounces, at a total cash cost of between $613 per ounce and $639 per ounce is anticipated.

ARGENTINA

AngloGold Ashanti has a single operation in Argentina, the **Cerro Vanguardia** mine. This operation was acquired as part of the Minorco transaction effective March 31, 1999, at which time AngloGold held a 46.25 percent stake. AngloGold Ashanti has a 92.5 percent interest in the Cerro Vanguardia mine following the acquisition of an additional 46.25 percent in July 2002, while the Santa Cruz Province has a 7.5 percent interest.

Description: Cerro Vanguardia consists of multiple small open-pits with high stripping ratios. The orebodies comprise a series of hydrothermal vein deposits containing vast quantities of silver, which is produced as a by-product. Throughput has increased steadily since the first gold was poured in September 1998, from an original design capability of 1,800 tpd to the present level of 2,700 tpd. Cerro Vanguardia's lease area is 514 square kilometers.

Location: The Cerro Vanguardia operation is located to the north-west of Puerto San Julian in the Province of Santa Cruz, Argentina. The company owns the right to exploit the deposit for 40 years based on the Usufruct Agreement signed in December 1996. The operation, which was constructed at a total cost of $270 million, was commissioned in the fourth quarter of 1998.

Geology: The oldest rocks in this part of Patagonia are metamorphics of the Precambrian-Cambrian age. These are overlain by Permian and Triassic continental clastic rocks which have been faulted into a series of horsts and grabens. These are associated with both limited basaltic sills and dykes and with calc-alkaline granite and granodiorite intrusions. Thick andesite flows of Lower Jurassic age occur above these sedimentary units. A large volume of rhyolitic ignimbrites was emplaced during the Middle and Upper Jurassic age over an area of approximately 100,000 square kilometers. These volcanic rocks include the Chon Aike formation ignimbrite units that host the gold bearing veins at CVSA. Post-mineral units include Cretaceous and Tertiary rocks of both marine and continental origin, the Quaternary La Avenida formation, the Patagonia gravel and the overlying La Angelita basalt flows. These flows do not cover the area of the CVSA veins.

Gold and silver mineralization at CVSA occurs within a vertical range of about 150 to 200 meters in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites. These veins form a typical structural pattern related to major north-south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing.

- One set strikes about N40W and generally dips 65 to 90 degrees to the east; while
- the other set strikes about N75W and the veins dip 60 to 80 degrees to the south.

The veins are typical of epithermal low-temperature, adularia-sericite character. They consist primarily of quartz in several forms: as massive quartz, banded chalcedonic quartz, and quartz-cemented breccias. Dark bands in the quartz are due to finely disseminated pyrite, now oxidized to limonite. Other minerals include minor adularia, sericite, clay, and quartz pseudomorphs after barite. The veins show sharp contacts with the surrounding ignimbrite which hosts narrow stockwork zones that are weakly mineralized. The veins appear to have been cut by a sequence of north-east-trending faults that have southerly movement with no appreciable lateral displacement.



Cerro Vanguardia – Summary of metallurgical operations

Gold plants

Capacity (000 tonnes/month)	82
Technology	crushers, ball mill in cyanide, CCD, leach, CIL, elution, zinc-precipitation, electro-winning

Operating and production data for Cerro Vanguardia

	2005	2004	2003
Pay limit (oz/t) [(1)]	0.12	0.12	0.12
Pay limit (g/t) [(1)]	4.02	4.05	4.28
Recovered grade (oz/t)	0.225	0.222	0.208
Recovered grade (g/t)	7.70	7.60	7.15
Gold production (000 oz) 100 %	228	229	226
Gold production (000 oz) 92.50 %	211	211	209
Total cash costs ($/oz) [(2)]	171	156	143
Total production costs ($/oz) [(2)]	270	284	273
Capital expenditure ($ million) 100 %	15	13	10
Capital expenditure ($ million) 92.50 %	14	12	10
Employees [(3)]	487	389	339
Outside contractors [(3)]	459	402	351

(1) 2003 pay limit figures have been restated to reflect a calculation based on total cash costs.
(2) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(3) Average for the year.

Operating performance: At **Cerro Vanguardia** (92.5 percent attributable), attributable gold production in 2005 was maintained at 211,000 ounces (2004: 211,000 ounce – 2003: 209,000 ounces). This was despite a decrease in volumes and grade and a maintenance-related mill stoppage in May 2005. Overall, the yield rose by 1 percent to 7.7g/t in 2005 from 7.6g/t in 2004 (2003: 7.15g/t). Total cash costs rose by 10 percent to $171 per ounce from $156 per ounce in 2004 (2003: $143 per ounce), mainly as a result of higher wages (with effect from the second quarter of 2005), increased plant maintenance costs and lower silver by-product credit (resulting from a lower production). These costs were partially offset by cost management initiatives and reduced mine equipment rental costs. Attributable capital expenditure for the year amounted to $14 million, 17 percent higher than the $12 million, spent in 2004 (2003: $10 million). Expenditure was spent mainly on mining equipment.

Growth prospects: During 2005, drilling was conducted on under-explored veins. In 2006, Cerro Vanguardia intends to start an accelerated four-year exploration program to explore the veins within the greater license area with emphasis on high-grade targets.

A scoping study to treat leachable low-grade ores was concluded and during 2006, Cerro Vanguardia expects to construct a pilot heap-leach plant to confirm the viability of an industrial-size heap-leach project to treat low-grade ore. The construction of the pilot plant has received the necessary environmental approvals.

Outlook: Looking forward, Cerro Vanguardia is expected to have attributable production of between 207,000 ounces and 215,000 ounces in 2006, at a total cash cost of between $181 per ounce and $189 per ounce. Attributable capital expenditure is expected to be between $14 million and $16 million.

AUSTRALIA

Acquired at the end of 1999, the Australian operations (formerly Acacia Resources Ltd) comprise only one operation at present, the Sunrise Dam Gold Mine in Western Australia, (AngloGold Ashanti's interest is 100 percent). Mining ceased at Union Reefs in the Northern Territory in the third quarter of 2003, and Union Reefs' assets were sold to the Burnside Joint Venture in 2004. The Boddington Gold Mine in Western Australia (in which AngloGold Ashanti's has a 33.33 percent interest), is currently on care and maintenance, pending commencement of the Boddington expansion project.

AngloGold Ashanti Australia exited the Tanami and Central Desert joint ventures during 2005. The 40 percent interest was transferred to Newmont Australia, which has assumed responsibility for outstanding liabilities related to the joint ventures.


N
Operations
Sold and/or closed operations
Union Reefs
Darwin
Tanami
Tanami
Northern Territory
Western Australia
AUSTRALIA
Brisbane
Laverton
Kalgoorie
Perth
Adelaide
Canberra
Sydney
Sunrise Dam
Boddington (care and maintenance)
Melbourne
Tasmania
0
800km

Australia – Summary of metallurgical operations

	Sunrise Dam	Boddington	
		Basement	Leach plant
Gold plants		***Closed***	***Closed***
Capacity (000 tonnes/month)	290	45	683
Technology	crushers, ball mill, gravity concentrate, CIL, elution, electro-winning	crushers, mills, gravity concentrate, flotation, CIL, elution, electro-winning	crushers, mills, CIL, elution, electro-winning

The Boddington plant is on care and maintenance, pending commencement of the expansion project.

- **Sunrise Dam**

Description: Sunrise Dam comprises a large open-pit and an underground project. Mining is carried out by contractors and ore is treated in a conventional gravity and leach process plant.

Location: Sunrise Dam gold mine lies some 220 kilometers north-northeast of Kalgoorlie and 55 kilometers south of Laverton in Western Australia.

Geology: Following the purchase of the Sunrise lease from Placer Dome in December 2002, AngloGold Ashanti now has control of the entire mineralized system at Sunrise Dam. Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones (for example, Sunrise Shear) and steeply dipping brittleductile low strain shear zones (for example, Western Shear). Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Operating and production data for Sunrise Dam

	2005	2004	2003
Pay limit (oz/t)	0.07	0.07	0.07
Pay limit (g/t)	2.27	2.14	2.26
Recovered grade (oz/t)	0.107	0.110	0.091
Recovered grade (g/t)	3.68	3.46	3.12
Gold production (000 oz)	455	410	358
Total cash costs ($/oz) [1]	269	260	228
Total production costs ($/oz) [1]	367	337	299
Capital expenditure ($ million)	34	25	20
Employees [2]	95	88	94
Outside contractors [2]	280	268	222

(1)   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(2)   Average for the year.

Operating performance: Production increased by 11 percent to 455,000 ounces in 2005 from 410,000 ounces in 2004 (2003: 358,000 ounces) as mining continued in the high-grade areas in the first half of 2005, as planned. Although mining concentrated on the lower grade northern section of the pit from the third quarter, volumes were supplemented by higher-grade commercial production from the underground project. Recovered grade improved marginally to 3.68g/t compared with 3.46g/t recovered in 2004 which largely offset lower volumes, increased mining costs and higher fuel prices (2003: 3.12g/t). As a result, total cash costs increased by 3 percent from $260 per ounce in 2004 to $269 per ounce in 2005 (2003: $228 per ounce).

Good progress was made with the Sunrise Dam underground project, with 4,096 meters of underground capital development and 2,495 meters of operational development having been completed. Capital expenditure amounted to $34 million, an increase of 36 percent on the $25 million spent in 2004 (2003: $20 million).

Growth prospects: Mining of the open-pit will continue in the lower grade northern section of the mine for most of 2006, but will be supplemented by higher grade ore from the increasing commercial production accessed by development inclines and mining from the underground project.

The three-year underground project involves the development of two declines and 125,000 meters of drilling from surface and underground. Declines have been developed in the vicinity of defined underground reserves, which are now being mined. Deep drilling to date has confirmed that the sub-vertical, high-grade zones that have been a feature of open-pit mining at Sunrise Dam continue at depth. Mining will ramp up during 2006 with almost 30 percent of Sunrise Dam production coming from this source. A decision on whether to proceed to larger scale underground mining will be made early in 2007.

Outlook: In 2006, gold production is expected to range between 451,000 ounces and 469,000 ounces at a total cash cost of between $268 per ounce and $278 per ounce. Capital expenditure of between $27 million to $28 million is planned, to be spent largely on further development of the underground expansion project.

- **Boddington (attributable 33.33 percent)**

Description*:* Boddington gold mine, which closed at the end of 2001, was an open-pit operation. Formerly operated by Worsley Alumina, since September 2002 it has been operated by the Boddington Gold Mine Management Company under the direction of the Boddington joint venture partners, namely AngloGold Ashanti (33.33 percent), Newmont Boddington (44.44 percent) and Newcrest Operations (22.22 percent). In 2006, Newmont entered into an agreement to acquire an additional 22.22 percent interest in Boddington from Newcrest Mining Limited and if successful, will hold a 66.66 percent interest in Boddington, with AngloGold Ashanti retaining its 33.33 percent interest.

Location: The operation is located approximately 100 kilometers south-east of Perth.

Geology*:* Boddington is located in the Archaean Saddleback greenstone belt in south-west Western Australia. The main zone of gold mineralization occurs reasonably continuously over a strike length of over five kilometers and a width of about one kilometer. The oxide gold mineralization forms a semi-continuous blanket within the upper iron-rich laterite, with more erratic gold distribution in the lower zones. The basement rocks below the oxide zone host gold mineralization with a variety of geological styles, predominantly in andesitic volcanics and diorite intrusions.

Operating and production data for Boddington

	2005	2004	2003
Pay limit (oz/t)	–	–	–
Pay limit (g/t)	–	–	–
Recovered grade (oz/t)	–	–	–
Recovered grade (g/t)	–	–	–
Gold production (000 oz) 100 %	–	–	–
Gold production (000 oz) 33.33 %	–	–	–
Total cash costs ($/oz) [1]	–	–	–
Total production costs ($/oz) [1]	–	–	–
Capital expenditure ($ million) 100 %	12	8	4
Capital expenditure ($ million) 33.33 %	4	3	1
Employees [2]	18	12	12
Outside contractors [2]	48	33	29

[1] Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

[2] Average for the year.

Operating performance, Growth prospects and outlook: The operation remained on care and maintenance pending the start of the Boddington expansion project. Work continued on updating the Boddington feasibility study completed originally in 2000. An updated feasibility study on the basement mineralization was completed in late December 2005 and is currently being reviewed by the joint venture partners. The updated study envisages an operation with a throughput of 35.2 million tonnes a year, producing an average of 815,000 ounces of gold and 32,100 tonnes of copper a year (with 272,000 ounces of gold and 10,700 tonnes of copper attributable to AngloGold Ashanti), over a life-of-mine of 17 years. The estimated attributable capital cost is $432 million.

- **Union Reefs**

AngloGold Ashanti sold its interest in the Union Reefs assets in August 2004 to the Burnside Joint Venture.

Description: Mining ceased at the Union Reefs open-pit operations in the third quarter of 2003, and the treatment plant was placed on care and maintenance.

Location: Union Reefs lies some 160 kilometers south-east of Darwin, between the townships of Pine Creek and Adelaide River in Northern Territory.

Operating and production data for Union Reefs

	2005	2004	2003
Pay limit (oz/t)	–	–	0.05
Pay limit (g/t)	–	–	1.61
Recovered grade (oz/t)	–	–	0.033
Recovered grade (g/t)	–	–	1.12
Gold production (000 oz)	–	–	74
Total cash costs ($/oz) (1)	–	–	272
Total production costs ($/oz)	–	–	365
Capital expenditure ($ million)	–	–	–
Employees (2)	–	8	50
Outside contractors (2)	–	3	72

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

BRAZIL

AngloGold Ashanti's operations in Brazil were acquired as part of the Minorco transaction effective March 31, 1999 and comprise the wholly-owned AngloGold Ashanti Mineração (formerly Morro Velho) and a 50 percent interest in the Mineração Serra Grande mines. In 2005, these mines produced 346,000 attributable ounces of gold at a total cash cost of $169 and $158 per ounce respectively.


N
Manaus
Belem
BRAZIL
Recife
Salvador
Crixas
Brasilia
Serra Grande
Belo Horizonte
AngloGold Ashanti
Mineração
Rio de Janeiro
Sao Paulo
0
1000km
Operations

Brazil – Summary of metallurgical operations

	AngloGold Ashanti Mineração		Serra Grande
	Cuiabá	Raposos	
Gold plants			
Capacity (000 tonnes/month)	66	30	62
Technology	crushers, ball mill, gravity concentration, flotation, acid plant, calcine leach, rotary filters, CIP, elution, zinc-precipitation, electro-winning	crushers, ball mill, gravity concentration, cyanide, CIP, zinc-precipitation, electro-winning	crushers, ball mill, gravity concentration, cyanide, rotary filters, zinc-precipitation,

- **AngloGold Ashanti Mineração (formerly Morro Velho)**

Description: Since the closing of the Mina Velha underground mine in 2003 and the Engenho D'Água open-pit in 2004, ore is now sourced from the Cuiabá underground mine, (this ore is treated at the Queiroz plant) and from the Córrego do Sítio heap-leach operation. In January 2005, the board approved a major expansion at Cuiabá at an estimated cost of $121 million.

Location: AngloGold Ashanti Mineração has mining rights over 30,698 hectares in the state of Minas Gerais, in south-eastern Brazil. The AngloGold Ashanti Mineração complex is located in the municipalities of Nova Lima, Sabará and Santa Bárbara, near the city of Belo Horizonte in the State of Minas Gerais in south-eastern Brazil..

Geology: The area in which AngloGold Ashanti Mineração is located is known as the Iron Quadrangle and is host to historic and current gold mining operations, as well as a number of open-pit limestone and iron ore operations. The geology of the Iron Quadrangle is composed of Proterozoic and Archaean volcanosedimentary sequences and Pre-Cambrian granitic complexes.

The host to the gold mineralization is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das Velhas SuperGroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group.

Cuiabá mine, located at Sabara Municipality, has gold mineralization associated with sulphides and quartz veins in Banded Ironstone Formation (BIF) and volcanic sequences.   At this mine, structural control and fluids flow ascension are the most important factors for gold mineralization with a common association between large-scale shear zones and their associated structures. Where BIF is mineralized, the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.

The controlling mineralization structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at AngloGold Ashanti Mineração are BIF, Lapa Seca and mafic volcanics (principally basaltic). Mineralization is due to the interaction of low salinity CO_2 rich fluids with the high-iron BIF, basalts and carbonaceous graphitic schists. Sulphide mineralization consists of pyrrhotite and arsenopyrite with subordinate pyrite and chalcopyrite; the latter tends to occur as a late stage fracture fill and is not associated with gold mineralization. Wallrock alteration is typically carbonate, potassic and silicic.

Operating and production data for AngloGold Ashanti Mineração

	2005	2004	2003
Pay limit (oz/t) [1]	0.11	0.11	0.09
Pay limit (g/t) [1]	3.86	3.85	3.16
Recovered grade (oz/t)	0.197	0.222	0.190
Recovered grade (g/t)	6.76	7.62	6.84
Gold production (000 oz)	250	240	228
Total cash costs ($/oz) [2]	169	133	141
Total production costs ($/oz) [2]	260	200	206
Capital expenditure ($ million)	71	32	25
Employees [3]	1,363	1,222	1,286
Outside contractors [3]	1,234	1,021	950

(1)   2003 pay limit figures have been restated to reflect a calculation based on total cash costs.
(2)   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(3)   Average for the year.

Operating performance: Volumes processed at AngloGold Ashanti Mineração declined in the first quarter of 2005 as a result of decreasing tonnages from both the Córrego do Sítio and Cuiabá mines. The situation was exacerbated when heavy rains resulted in the accumulation of waste material during this period. However production recovered from the second quarter, aided by the addition to production from the clean-up of the old Morro Velho facilities and higher heap leach recoveries at Córrego do Sítio, so that the year-on-year volumes increased by 15 percent. Consequently, gold production rose by 4 percent to 250,000 ounces from 240,000 ounces in 2004 (2003: 228,000 ounces), although the yield achieved decreased by 11 percent to 6.76g/t compared with 7.62g/t in 2004 (2003: 6.84g/t). Total cash costs increased by 27 percent from $133 per ounce in 2004 to $169 per ounce in 2005 (2003: $141 per ounce). This increase was largely as a result of an appreciation in the Brazilian real, inflation and the high cost of the clean-up of old production facilities at Morro Velho. These increases were partially offset by higher production and acid by-product credit. Capital expenditure rose significantly as work began on the Cuiabá expansion project – as detailed below.

Growth prospects: In January 2005, the board approved a project to increase production at the Cuiabá mine from 830,000 tonnes per annum to 1.3 million tonnes per annum, at an estimated capital cost of $121 million. In July 2005, additional capital of $5.5 million was approved for the upgrade of the power supply and main substation to 230kV. This upgrade should result in a reduction in energy costs.

The Cuiabá expansion project will involve the deepening of the mine from 11 level to 21 level and an increase in production from 190,000 ounces to 250,000 ounces per year from the beginning of 2007. The project is currently in progress and on schedule. Construction and commissioning are scheduled for 2006 and production ramp-up is scheduled for the beginning of 2007. By December 2005, committed capital expenditure amounted to about $100 million.

The Lamego conceptual study was completed in December 2004. A pre-feasibility study began in 2005 and will continue into 2006. The ramp to the Carruagem orebody reached its target in December 2005 and development of this orebody and mining are scheduled for 2006. The drilling campaign will continue in 2006.

At Córrego do Sítio. metallurgical testwork on samples of ore from the Cachorro Bravo orebody continued in 2005. Results are being analysed and additional testwork is scheduled for 2006 with samples from other orebodies. Drilling will continue in 2006 in Carvoaria Velha, Laranjeiras, Cristina and other orebodies.

As part of the pre-feasibility study, the development of the draft connecting the Cachorro Bravo and Carvoaria Velha orebodies will continue in 2006. Mining is planned for the Cachorro Bravo orebody to provide data for mine planning. It is planned to open the Laranjeiras orebody to increase ore resources.

Outlook: In 2006, production is expected to decrease to between 234,000 ounces and 244,000 ounces, at an estimated total cash cost of between $164 per ounce and $170 per ounce. Capital expenditure is anticipated to rise to between $98 million and $103 million, with some $70 million being spent on the Cuiabá expansion project, $16 million to stay-in-business and $15 million on other projects including Lamego ($4 million) and Córrego do Sítio ($8 million).

- **Serra Grande (attributable 50 percent)**

Description: Serra Grande (50 percent attributable to AngloGold Ashanti) is co-owned with Kinross Gold Corporation. In terms of the Serra Grande joint venture agreement, AngloGold Ashanti manages the operation and has the right to access a maximum of 50 percent of the earnings accrued and dividends paid by Serra Grande. The operation comprises two underground mines, Mina III and Mina Nova.

Location: The Serra Grande operations are located 5 kilometers from the city of Crixás in the north-western areas of the Goiás State in central Brazil. Serra Grande controls, or has an interest in, approximately 21,096 hectares in and around the Crixás mining district. .

Geology: The deposits occur in the Rio Vermelho and Ribeirão das Antes Formations of the Archaean Pilar de Goia's Group which together account for a large proportion of the Crixás Greenstone Belt in central Brazil. The stratigraphy of the belt is dominated by basics and ultrabasics in the lower sequences with volcano sedimentary units forming the upper successions.

The gold deposits are hosted in a sequence of schists, volcanics and carbonates occurring in a typical greenstone belt structural setting. The host rocks are of the Pilar de Goiás Group of the Upper Archaean. Gold mineralization is associated with massive sulphides and vein quartz material associated with graphitic and sericitic schists and dolomites. The oreshoots plunge to the north-west with dips of between 6° and 35°. The stratigraphy is overturned and thrusts towards the east.

The greenstone belt lithologies are surrounded by Archaean tonalitic gneiss and granodiorite. The metamorphosed sediments are primarily composed of quartz, chlorite, sericite, graphitic and garnetiferous schists. The carbonates have been metamorphosed to ferroan dolomite marble with development of siderite and ankerite veining in the surrounding wallrock, usually associated with quartz veining. The basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures evident. The ultrabasics form the western edge of the belt and the basic volcanics and sediments form the core of the unit. The northern edge of the belt is in contact with a series of laminated quartzites and quartz sericite schists of the Lower Proterozoic Araxa Group and a narrow band of graphitic schists and intermediate to ultrabasic volcanics. This latter group is known as the Allocthon Mina Dos Ingleses (AMDI) and is host to a series of garimperos workings north of the town of Crixás where the talc schists are mined. The general stratigraphy of this unit is similar to that seen in the main greenstone belt although at a smaller scale. However, the mineralization in the northern area exhibits a higher level of base metal mineralization with sphalerite and galena present.

Operating and production data for Serra Grande

	2005	2004	2003
Pay limit (oz/t) [(1)]	0.09	0.09	0.12
Pay limit (g/t) [(1)]	3.02	3.17	4.15
Recovered grade (oz/t)	0.231	0.228	0.230
Recovered grade (g/t)	7.93	7.80	7.88
Gold production (000 oz) 100 %	192	187	190
Gold production (000 oz) 50 %	96	94	95
Total cash costs ($/oz) [(2)]	158	134	109
Total production costs ($/oz) [(2)]	229	223	200
Capital expenditure ($ million) 100 %	13	7	7
Capital expenditure ($ million) 50 %	7	4	3
Employees [(3)]	566	514	519
Outside contractors [(3)]	209	196	123

(1) 2002 and 2003 pay limit figures have been restated to reflect a calculation based on total cash costs.
(2) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(3) Average for the year.

Operating performance: In 2005, volumes mined and processed at Serra Grande remained steady, while the yield increased by 2 percent to 7.93g/t from 7.80g/t in 2004 (2003: 7.88g/t), given the higher grade of the quartz veins. As a result, attributable gold production rose by 2 percent to 96,000 ounces from 94,000 ounces in 2004 (2003: 95,000 ounces). Total cash costs rose by 18 percent to $158 per ounce from $134 per ounce in 2004 (2003: $109 per ounce) largely as a result of the appreciation in the Brazilian real, higher primary development capitalization and higher production costs. Capital expenditure of $7 million was 75 percent higher than the $4 million expenditure in 2004, and was spent mainly on primary development and mine equipment acquisition (2003: $3 million).

Growth prospects: Plant capacity is planned to increase from current capacity of 750,000 tonnes to 800,000 tonnes annually to compensate for lower grades. An exploration program is also planned to improve resources and reserves from deeper areas of the Mina Nova and Structure IV. Additionally, a study will be carried out to prove the viability of mining the Mina III open-pit.

Outlook: Production at Serra Grande is expected to decline to between 186,000 ounces and 194,000 ounces (between 93,000 and 97,000 ounces of attributable production) in 2006, at a total cash cost of $179 per ounce to $187 per ounce. Capital expenditure of $12 million ($6 million attributable) is planned.

GHANA

AngloGold Ashanti's operations in Ghana are the Bibiani, Iduapriem and Obuasi mines, which together produced 680,000 ounces of attributable gold in 2005, at a total cash cost of $339 per ounce.

Description: AngloGold Ashanti has three operations in Ghana: the Obuasi mine (which comprises both surface and underground operations), the Iduapriem mine (open-pit) and the Bibiani mine (open-pit with underground development).


N
Bolgatanga
Tamale
GHANA
Lake
Volta
Bibiani
Kumasi
Obuasi
Tarkwa
Accra
Iduapriem
Teberebie
Sekondi
Takoradi
Operations
0
300km

Ghana – Summary of metallurgical operations

	Obuasi			
	Sulphide Treatment Plant	**Tailings Treatment Plant**	**Bibiani**	**Iduapriem**
Gold plants				
Capacity (000 tonnes/month)	210	160	225	375
Technology	BIOX process, cyanide leaching, CIL, electro-winning	CIP, ball mills, cyanide leaching, electro-winning	CIL,	crushers CIP, heap-leaching, SAG mill, elution

- **Obuasi**

Description: The Obuasi is primarily an underground operation, although some surface mining still takes place. The ore is processed by two main treatment plants: the sulphide treatment plant (for underground ore) and the tailings treatment plant (for tailings reclamation operations). A third plant, the oxide treatment plant, is used to batch treat remnant open-pit ore and stockpiles, of which there are adequate tonnages to keep the plant operational until 2008.

Location: The Obuasi mine is located in the Ashanti region of Ghana.

Geology: The gold deposits at Obuasi are part of a prominent gold belt of Proterozoic (Birimian) volcano-sedimentary and igneous formations which extend for a distance of approximately 300 kilometers in a northeast south-west trend in south-western Ghana. Obuasi mineralization is shear zone related and there are three main structural trends hosting gold mineralization: the Obuasi trend, the Gyabunsu trend and the Binsere trend. Two main ore types are mined:
- quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides such as iron, zinc, lead and copper. The gold particles are generally fine grained and occasionally are visible to the naked eye. This ore type is generally non-refractory; and
- sulphide ore which is characterized by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.

Operating and production data for Obuasi

	2005	[1] 2004	2003
Pay limit (oz/t) [2]	0.177	0.188	–
Pay limit (g/t)	6.06	6.43	–
Recovered grade (oz/t) [2]	0.076	0.090	–
Recovered grade (g/t)	2.60	3.08	–
Gold production (000 oz)	391	255	–
Total cash costs ($/oz) [3]	345	305	–
Total production costs ($/oz) [3]	532	443	–
Capital expenditure ($ million)	78	32	–
Employees [4]	5,852	6,029	–
Outside contractors [4]	2,443	718	–

(1)   For the eight months from May 2004.
(2)   Pay limits refer to underground ore resources while recovered grade refers to the combined mill throughput which includes tailings and surface material.
(3)   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(4)   Average for the period.

Operating performance: Production improved modestly during the course of 2005. Initial increases came with the start of mining of the Kubi pit surface oxides and latterly as a result of some improvements in mining mix and flexibility. (For 2004, production was reported for the last eight months of the year only). Delayed access to high-grade areas as a result of unstable ground had a negative impact on grades, from 3.08g/t in 2004 to 2.60g/t in 2005, although measures were put in place to reduce dilution and more effectively identify and mine quality tonnes. Overall however, operational performance continued to be hampered by inadequately drilled and developed reserves. A breakdown of the motor at the semi-autogeneous mill at the main processing plant in the first quarter adversely affected tonnage throughput; this was further exacerbated by the failure of the primary crusher in the third quarter. As a result, total production amounted to 391,000 ounces for the year, compared with 255,000 ounces of gold production for the eight months May to December 2004. Total cash costs of $345 per ounces, was 13 percent higher than the 2004 total cash cost of $305 per ounce). Capital expenditure in 2005 amounted to $78 million (2004: $32 million), mainly on infrastructural upgrades, the refrigeration project, exploration and shaft equipment.

Growth prospects: A key reason for the business combination between AngloGold and Ashanti, the development of the deep-level ore deposits at the Obuasi mine (referred to as Obuasi Deeps), remains a major objective. Should the project proceed, it could extend the life-of-mine by 35 years. An investment in excess of $44 million over the next four years on further exploration and the necessary feasibility studies. Depending upon the results, the full development of Obuasi Deeps may proceed. Initial scoping studies have indicated that the development of Obuasi Deeps will require an estimated capital expenditure of around $570 million in real terms over the anticipated life-of-mine.

Outlook: Based on current performance, the original production target of 500,000 ounces per year is unlikely to be reached. The revised production target for 2006 is between 407,000 ounces and 423,000 ounces at a total cash cost of between $319 per ounce and $332 per ounce. Capital expenditure in 2006 is expected to be between $88 million and $92 million, mainly on exploration, completion of the fridge plants, infrastructure upgrades and the replacement of equipment and malaria control.

- **Bibiani**

Description: The Bibiani mine was restarted in 1998 as an open-pit mine with a CIL plant. The mine had previously operated between 1903 and 1968 as an underground operation with minor surface quarrying activities. In addition to the open-pit ores, resources at Bibiani include old tailings dumps and underground mineral potential which is presently being explored and evaluated.

Location: Bibiani is located in the Western Region of Ghana, 90 kilometers west of Kumasi.

Geology: The Bibiani gold deposit lies within Birimian metasediments and related rocks which occur in the Proterozoic Sefwi Belt of southern Ghana. Gold and gold-bearing sulphide mineralization occurs in quartzfilled shear zones and in altered rocks adjacent to those shears. The full strike of the Bibiani structure is at least 4 kilometers. For metallurgical classification there are three main ore types at Bibiani: primary, transition and oxide. Further lithological classification gives four ore types: quartz (generally high grade), stockwork (medium-high grade), phyllites and porphyry (both low grade).

Operating and production data for Bibiani

	2005	[(1)] 2004	2003
Pay limit (oz/t)	0.020	0.020	–
Pay limit (g/t)	0.70	0.70	–
Recovered grade (oz/t)	0.043	0.056	–
Recovered grade (g/t)	1.46	1.93	–
Gold production (000 oz)	115	105	–
Total cash costs ($/oz) [(2)]	305	251	–
Total production costs ($/oz) [(2)]	522	400	–
Capital expenditure ($ million)	7	7	–
Employees [(3)]	462	479	–
Outside contractors [(3)]	140	392	–

(1)   *For the eight months from May 2004.*
(2)   *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*
(3)   *Average for the period.*

Operating performance: Opencast operations ceased in the main pit in January 2005. As planned, the mill processed a combination of opencast ore from the remaining pits and stockpiles as well as old tailings, resulting in drop in recovered grade from 1.93g/t in 2004 to 1.46g/t in 2005. A larger-than-expected tonnage of opencast ore was available from both the satellite pits and the stockpiles and this was processed in preference to the old tailings. The satellite pits were depleted in December 2005 and the stockpiles depleted in January 2006. The mill will process only old tailings from February 2006 onwards.

Production attributable to AngloGold Ashanti rose by 10 percent to 115,000 ounces (2004: For the eight months May to December – 105,000 ounces), while total cash costs increased to $305 per ounce from $251 per ounce, as overall volumes declined. Capital expenditure at $7 million (2004: $7 million) was spent mainly on the underground feasibility study and old tailings reclamation project.

Growth prospects: A study is currently in progress to assess the viability of recommencing mining operations in the main pit by way of a cut back that would cater for the extraction of Mineral Resources to a depth of approximately 60 meters below the current pit floor.

Following the start of the evaluation of the opencast cut back, underground exploration and feasibility work was suspended in July 2005 and the underground mine was put on care and maintenance.

Outlook: Gold production in 2006 is expected to decrease to between 54,000 ounces and 56,000 ounces with the old tailings as the main treatment material. Total cash costs of between $297 per ounce and $309 per ounce are forecast. Planned capital expenditure, principally on the tailings embankment raise, will be between $0.5 million and $1 million.

With the ongoing rationalization, the employee complement at Bibiani will reduce from 462 to 226 (excluding contractors).

- **Iduapriem (attributable 85 percent)**

Description: AngloGold Ashanti has an 80 percent interest in the Iduapriem gold mine, with the balance of 20 percent owned by the International Finance Corporation. In June 2000, Ashanti acquired a 90 percent interest in the Teberebie gold mine, which is adjacent to Iduapriem. The government of Ghana has a 10 percent interest in Teberebie. The combined AngloGold Ashanti interest is 85 percent. The Iduapriem and Teberebie properties are adjacent to each other and are part of the Tarkwaian goldfields.

Location: Iduapriem mine is located in the Western Region of Ghana, some 70 kilometers north of the coastal city of Takoradi, and 10 kilometers south-west of Tarkwa.

Geology: The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralization is contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age. The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.

Operating and production data for Iduapriem

	2005	[(1)] 2004	2003
Pay limit (oz/t)	0.023	0.022	–
Pay limit (g/t)	0.72	0.76	–
Recovered grade (oz/t)	0.050	0.051	–
Recovered grade (g/t)	1.71	1.76	–
Gold production (000 oz) 100%	205	147	–
Gold production (000 oz) 85%	174	125	–
Total cash costs ($/oz) [(2)]	348	303	–
Total production costs ($/oz) [(2)]	477	448	–
Capital expenditure ($ million) 100%	5	4	–
Capital expenditure ($ million) 85%	4	3	–
Employees [(3)]	698	709	–
Outside contractors [(3)]	585	597	–

(1)   For the eight months from May 2004.
(2)   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(3)   Average for the period.

Operating performance: At Iduapriem, attributable gold production increased to 174,000 ounces from the 125,000 ounces produced during the eight months, May to December 2004. Recovered grade decreased to 1.71g/t in 2005 from 1.76g/t in 2004. The increased production was primarily as a result of improved plant availability and consequently increased throughput. This is despite the crushing and conveyor problems experienced in the second quarter of 2005. A mine-to-mill study undertaken in the first half of the year focused on optimizing the front-end crushing system to increase crusher and plant throughput. This was largely successful although some unexpected downstream problems have arisen which are currently being addressed.

Total cash costs increased to $348 per ounce (2004: $303 per ounce) due to a combination of below budget gold production and increases in contract mining costs and prices of major consumables such as fuel, cyanide and lime.

Attributable capital expenditure was marginally higher than the $3 million spent in 2004, to $4 million in 2005 and was spent mainly on the mobilization of additional equipment, exploration and development, and the implementation of social programs in neighboring communities.

Growth prospects: In 2005, re-engineering studies principally focused on the crushing and CIP plants, but covering the entire business, will be undertaken with a view to reducing the cost per tonne and increasing the number of ounces in the ore reserve and the NPV of the properties.

A scoping study will also be undertaken to evaluate the economics of exploiting the considerable low grade Mineral Resources of the other properties which lie in the Tarkwain conglomerates extending below the economic limit of the open-pits.

Outlook: At Iduapriem, attributable gold production is expected to rise to between 185,000 ounces and 193,000 ounces in 2006, at a total cash cost of between $302 per ounce and $314 per ounce. Capital expenditure of between $14 million and $15 million will be spent mainly on tailings dam wall lifts and upgrades to the crushing plant and milling circuit.

GUINEA

The Siguiri mine is AngloGold Ashanti's only operation in the Republic of Guinea in West Africa.

Siguiri (attributable 85 percent)


N
Siguiri
Labe
GUINEA
Dabola
Kankan
Conakry
Operations
0
200km

Description: AngloGold Ashanti has an 85 percent interest in the Siguiri mine which is an open-pit operation. The balance of 15 percent is held by the government of Guinea.

Location: The Siguiri gold mine is located in the Siguiri District in the north-east of the Republic of Guinea, West Africa, approximately 850 kilometers from the capital city of Conakry. The nearest important town is Siguiri (approximately 50,000 inhabitants), located on the banks of the Niger River.

Geology: This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. Two main types of gold deposits occur in the Siguiri basin and are mined. These are: laterite or CAP mineralization which occurs as aprons of colluvial or as palaeochannels of alluvial lateritic gravel adjacent to, and immediately above, in-situ mineralization quartz-vein related mineralization hosted in meta-sediments with the better mineralization associated with vein stockworks that occur preferentially in the coarser, brittle siltstones and sandstones. The mineralized rocks have been deeply weathered to over 100 meters in places to form saprolite or SAP mineralization. The CAP and SAP ore types were blended and processed using the heap-leach method. The percentage of available CAP ore has decreased and the new CIP plant will treat predominantly SAP ore.

Siguiri – Summary of metallurgical operations

Gold plants

Capacity (000 tonnes/month)	750
Technology	crushers, heap-leach CIP

Operating and production data for Siguiri

	2005	[1] 2004	2003
Pay limit (oz/t)	0.017	0.017	–
Pay limit (g/t)	0.55	0.59	–
Recovered grade (oz/t)	0.035	0.032	–
Recovered grade (g/t)	1.21	1.10	–
Gold production (000 oz) – 100%	289	98	–
Gold production (000 oz) – 85%	246	83	–
Total cash costs ($/oz) [2]	301	443	–
Total production costs ($/oz) [2]	451	578	–
Capital expenditure ($ million) – 100%	36	57	–
Capital expenditure ($ million) – 85%	31	48	–
Employees [3]	1,170	1,194	–
Outside contractors [3]	808	1,412	–

[1] For the eight months from May 2004.
[2] Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
[3] Average for the period.

Operating performance: Production at Siguiri rose during the year as the mine made the transition from heap-leach operations to the newly commissioned CIP plant. This was despite the delay in construction of the plant, problems, experienced in commissioning and a series of pipeline failures which hampered optimal performance. Recovered graded increased from 1.10g/t in 2004 to 1.21g/t in 2005, while total attributable production for the year amounted to 246,000 ounces from the 83,000 ounces produced for the eight months May to December 2004. Total cash costs of $301 per ounce reflected a 32 percent decrease on the $443 in 2004, while capital expenditure of $36 million (2004: 57 million) was spent mainly on completion of the CIP plant.

On July 27, 2005, agreement was reached between AngloGold Ashanti and the government of Guinea to amend the Convention de Base (stability agreement) which regulates the company's operations in Guinea and to resolve any outstanding disputes. (A dispute between the parties in 2004 had led to government embargoes on the sale of gold and the import of fuel, which had a significant impact on production). As part of the settlement, AngloGold Ashanti agreed to pay the government a sum of $7 million and to meet the historical and follow-up fees and costs of a consultant retained by the government to advise and assist it in its negotiations to resolve the dispute. The government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against AngloGold Ashanti.

Growth prospects: The newly commissioned CIP project has changed the complexion of this operation. Whereas Siguiri was previously a heap-leach operation, constrained by limited economically treatable Mineral Resources, the mine is now able to economically exploit the saprolitic ores that extend below the base of the existing pits. There is still considerable exploration potential proximal to the existing mine infrastructure. In 2005, Level 3 exploration was conducted on a number of targets in Block 1 and on the most promising target in Block 2. Success was achieved particularly from two targets north of but proximal to the mine, namely Kintinian and Eureka North. Kintinian remains open ended and delineation work is to continue in 2006. Resource conversion work (inferred to indicated) is also to commence on the 2005 discoveries whilst a further 600,000 new ounces are being targeted in the 2006 Level 3 exploration program.

Outlook: It is expected that in 2006, attributable production will be between 250,000 ounces and 260,000 ounces as residual heap-leach ounces are depleted and CIP makes up all production. The total cash cost is expected to be between $308 per ounce and $320 per ounce. Capital expenditure is projected to be between $21 million and $22 million and will be spent mainly on a tailings storage facility, tailings pipeline replacement and exploration drilling.

MALI

AngloGold Ashanti has interests in three operations in the West African country of Mali in partnership with other parties. These operations are Sadiola, Yatela and Morila, which are all operated by AngloGold Ashanti. All three operations are managed by AngloGold Ashanti.

In 2005, the Malian operations produced 528,000 ounces of attributable gold production at a total cash cost of $220 per ounce.



Mali – Summary of metallurgical operations

	Sadiola	Yatela	Morila
Gold plants			
Capacity (000 tonnes/month)	435	250	350
Technology	mineral sizing, SAG mills (2), ball mill, cyanide leach, CIP, elution, electro-winning	mineral sizing, agglomeration, heap-leaching, carbon adsorption	crushing, SAG milling, ball mill, gravity concentration, cyanide leach, CIP. elution, electro-winning
Pyrite flotation plants			
Capacity (000 tonnes/month)	66	–	–
Sulphuric acid plants			
Production (tonnes/month)	10,800	–	–

- **Sadiola (attributable 38 percent)**

Description*:* AngloGold has a 38 percent interest in, and manages, the Sadiola mine within the Sadiola exploitation area in Western Mali. The joint venture partners are IAMGOLD, a Canadian listed company (38 percent), the Government of Mali (18 percent), and the International Finance Corporation (IFC) (6 percent).

Location: The mine is situated 77 kilometers south of the regional capital, Kayes.

Geology: The Sadiola deposit occurs within an inlier of greenschist facies metamorphosed Birimian rocks known as the Kenieba Window. The specific rocks which host the mineralization are marbles and greywackes which have been intensely weathered to a maximum depth of 200 meters. A series of north-south trending faults occur which are the feeders to the Sadiola mineralization. As a result of an east-west regional compression event, deformation occurs along a north-south striking marble-greywacke contact, increasing the porosity of this zone. North-east striking structures which intersect the north-south contact, have introduced mineralization, mainly with the marble where the porosity was greatest.

The Sadiola Hill deposit generally consists of two zones, an upper oxidized cap and an underlying sulphide zone. From 1996 until 2002, shallow, saprolite oxide ore from the Sadiola Hill pit was the primary ore source. Since 2002, the deeper saprolitic sulphide ore has been mined and in future will progressively replace the depleting oxide reserves.

Operating and production data for Sadiola

	2005	2004	2003
Pay limit (oz/t)	0.05	0.06	0.05
Pay limit (g/t)	1.80	1.76	1.68
Recovered grade (oz/t)	0.080	0.081	0.081
Recovered grade (g/t)	2.73	2.77	2.77
Gold production (000 oz) 100 %	442	459	452
Gold production (000 oz) 38 %	168	174	172
Total cash costs ($/oz) [1]	265	242	210
Total production costs ($/oz) [1]	440	448	401
Capital expenditure ($ million) 100 %	18	16	10
Capital expenditure ($ million) 38 %	7	6	4
Employees [2]	584	550	492
Outside contractors [2]	661	609	549

[1] Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
[2] Average for the year.

Operating performance: Attributable production declined by 3 percent to 168,000 ounces in 2005, from 174,000 ounces in 2004 (2003: 172,000 ounces) as tonnage throughput decreased. A mill breakdown in the second quarter of 2005 had an impact on production. The yield at 2.73g/t was comparable with the 2.77g/t recovered in 2004 (2003: 2.77g/t), despite the processing of lower grade oxides in the latter half of 2005. Total cash costs rose by 10 percent to $265 per ounce from $242 per ounce in 2004, mainly due to the significant increase in fuel costs during the year (2003: $210 per ounce). Capital expenditure increased by 17 percent to $7 million (2004: $6 million – 2003: $4 million). The main areas of expenditure were cyanide recovery and plant modifications, exploration, grid power studies and mining infrastructure.

Growth prospects: A pre-feasibility study into mining of the hard sulphide ore was completed and showed that this would be uneconomical at current levels of metallurgical recoveries. Further metallurgical test work will be conducted during 2006 on improving recoveries. A feasibility study and infill drilling will continue once that has been successfully achieved.

Outlook: In 2006, attributable production at Sadiola is expected to increase to between 185,000 ounces and 193,000 ounces, at a total cash cost of between $302 per ounce and $314 per ounce. Planned attributable capital expenditure of $7 million will be spent mainly on housing, contractor camp relocation, gravity concentration test work, exploration and the deep sulphide feasibility study.

- **Yatela (attributable 40 percent)**

Description: The Yatela mine is owned by Société d'Exploitation des Mines d'Or de Yatela S.A., in which AngloGold Ashanti and IAMGOLD each hold an effective 40 percent interest, with the government of Mali holding 20 percent.

Location: Yatela is located some 25 kilometers north of Sadiola and approximately 50 kilometers south-south-west of the town of Kayes, the regional capital.

Geology: Yatela mineralization occurs as a keel-shaped body in Birimian metacarbonates. The keel is centered on a fault which was the feeder for the original mesothermal mineralization, with an associated weakly mineralized diorite intrusion. Mineralization occurs as a layer along the flanks and in the bottom of the keel. The ore dips almost vertically on the west limb and more gently towards the west on the east limb, with tight closure to the south.

Operating and production data for Yatela

	2005	2004	2003
Pay limit (oz/t)	0.05	0.06	0.06
Pay limit (g/t)	1.66	1.96	2.04
Stacked grade (oz/t)	0.087	0.099	0.083
Stacked grade (g/t)	2.99	3.41	2.84
Gold production (000 oz) 100 %	246	242	218
Gold production (000 oz) 40 %	98	97	87
Total cash costs ($/oz) [1]	263	255	235
Total production costs ($/oz) [1]	347	320	333
Capital expenditure ($ million) 100 %	5	7	14
Capital expenditure ($ million) 40 %	2	3	6
Employees [2]	210	208	190
Outside contractors [2]	700	825	736

[1] Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

[2] Average for the year.

Operating performance: Tonnages processed at Yatela increased during 2005 while the recovered grade decreased by 12 percent to 2.99g/t from 3.41g/t in 2004 (2003: 2.84g/t). Attributable production rose marginally to 98,000 ounces (2004: 97,000 ounces – 2003: 87,000 ounces). Total cash costs rose by only 3 percent to $263 per ounce from $255 per ounce in 2004 as fuel and mining contractor costs increased (2003: $235 per ounce). This was offset by improved cost performance in other areas, including the significant benefit realized from reduced cement consumption and costs by the move from bottom-lift stacking of the heap-leach pad to top-lift stacking. Capital expenditure of $2 million was 33 percent lower than the $3 million spent in 2004 (2003: $6 million). Capital expenditure was incurred mainly on heap-leach pad construction.

Growth prospects: Mining of heap leachable ore will cease in mid-2007 after which leaching and rinsing of the heaps will continue for some months. The potential for a small amount of sulphide ore below the existing Alamoutala deposit to be treated at Sadiola is being investigated.

Outlook: In 2006, Yatela's attributable production is expected to rise to between 118,000 ounces and 122,000 ounces at a total cash cost of $249 per ounce to $259 per ounce. Capital expenditure attributable to AngloGold Ashanti is planned at $0.2 million, to be spent mainly on the final extension of the overland conveyor.

- **Morila (attributable 40 percent)**

Description: AngloGold Ashanti and Randgold Resources Limited each hold an effective 40 percent interest in the Morila Joint Venture, with the other 20 percent held by the Malian government. Under the joint venture agreement, AngloGold Ashanti is the operator of the mine.

Location: This mine is situated some 180 kilometers by road, south-east of Bamako, the capital city of Mali (600 kilometers south-east of Sadiola).

Geology: Morila is a mesothermal flat lying shear-zone hosted deposit, apart from steepening to the east against steep faulting. The deposit lies within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralization is characterized by silica-feldspar alteration and sulphide mineralization consists of arsenopyrite, pyrrhotite, pyrite and chalocopyrite.

Operating and production data for Morila

	2005	2004	2003
Pay limit (oz/t)	0.07	0.09	0.06
Pay limit (g/t)	2.27	2.81	2.14
Recovered grade (oz/t)	0.158	0.130	0.221
Recovered grade (g/t)	5.41	4.57	7.56
Gold production (000 oz) 100 %	655	510	794
Gold production (000 oz) 40 %	262	204	318
Total cash costs ($/oz) [1]	191	196	108
Total production costs ($/oz) [1]	298	270	176
Capital expenditure ($ million) 100 %	5	5	12
Capital expenditure ($ million) 40 %	2	2	4
Employees [2]	478	479	453
Outside contractors [2]	705	919	874

[1] Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

[2] Average for the year.

Operating performance: Production at Morila rose in 2005 from 204,000 attributable ounces in 2004, to 262,000 attributable ounces in 2005 (2003: 318,0000 attributable ounces). This was as a result of higher tonnages and an increase in the overall grade to 5.41g/t from 4.57g/t achieved in 2004 (2003: 7.56g/t). A strike by mining contractor employees in the third quarter affected both tonnages and costs. Overall, however, total cash costs were contained at $191 per ounce (2004: $196 per ounce – 2003 $108 per ounce) – amongst the best in the industry. Capital expenditure at $2 million was unchanged from that spent in 2004 (2003: $4 million), and was incurred mainly on plant modification, infill drilling and the purchase of a tower crane.

Growth prospects: A regional drilling program, with a view to finding another significant orebody, is being conducted over the next two years at a cost of $6 million.

Outlook: In 2006, gold production is expected to decrease to between 215,000 ounces and 223,000 ounces, at a total cash cost of $274 per ounce to $286 per ounce. Capital expenditure of about $0.8 million is anticipated.

NAMIBIA

AngloGold Ashanti has a single operation in Namibia, the Navachab mine.

Description: After having obtained an additional 30 percent interest in 1999, AngloGold Ashanti holds a 100 percent interest in the Navachab open-pit gold mine near Karibib in Namibia, which has been in production since 1990.

Location: Navachab is located near Karibib in Namibia, on the southern west coast of Africa.

Geology: The Navachab deposit is hosted by Damaran greenschistamphibolite facies, calc-silicates, marbles and volcanoclastics. The rocks have been intruded by granites, pegmatites and (quartz-porphyry dykes) aplite and have also been deformed into a series of alternating dome and basin structures. The mineralized zone forms a sheet-like body which plunges at an angle of approximately 20 degree to the north-west. The mineralization is predominantly hosted in a sheeted vein set (±60 percent) and a replacement skarn body (±40 percent).



The gold is very fine-grained and associated with pyrrhotite, and minor to trace amounts of pyrite, chalcopyrite, maldonite and bismuthinite. Approximately 80 percent of the gold is free milling.

Navachab – Summary of metallurgical operations

Gold plants	
Capacity (000 tonnes/month)	110
Technology	crushing, SAG milling, cyanide leach, CIP, elution, electro-winning

Operating and production data for Navachab

	2005	2004	2003
Pay limit (oz/t)	0.05	0.05	0.04
Pay limit (g/t)	1.65	1.46	1.38
Recovered grade (oz/t)	0.060	0.046	0.051
Recovered grade (g/t)	2.05	1.59	1.75
Gold production (000 oz) 100 %	81	66	73
Total cash costs ($/oz) [1]	321	348	274
Total production costs ($/oz) [1]	333	424	329
Capital expenditure ($ million) 100 %	5	21	2
Employees [2][3]	315	251	180
Outside contractors [2][3]	–	–	209

[1] Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

[2] Average for the year.

[3] No mining labor, contract or otherwise, was on site during the first half of 2004.

Operating performance: In 2004, AngloGold Ashanti assumed control of the mining operations at Navachab from the mining contractor, employing additional people and purchasing its own equipment. This transition to owner-mining meant that only limited operations were conducted in the first half of that year. In 2005, gold production rose by 21 percent to 81,000 (2004: 66,000 ounces – 2003: 73,000 ounces) as grade increased to 2.05g/t from 1.59g/t achieved in 2004 (2003: 1.75g/t). A crusher failure in April 2005 resulted in significant downtime, adversely affecting tonnages in the second quarter. Total cash costs decreased by 8 percent from $348 per ounce in 2004 to $321 per ounce in 2005, as a result of the increased gold production (2003: $274 per ounce). Capital expenditure of $5 million was significantly down on the $21 million spent in 2004 (2003: $2 million), and was incurred mainly on additional owner-mining facilities, mining equipment, plant automation and ongoing exploration.

Growth prospects: Previous studies on a potential pit expansion which was then uneconomical, are being reconsidered given the current outlook for the gold price. Several brownfields prospects are located within trucking distance and are currently under investigation.

Outlook: Gold production is expected to rise to between 81,000 ounces and 85,000 ounces in 2006, at a total cash cost of $301 per ounce to $313 per ounce. Capital expenditure of $1.4 million is planned.

TANZANIA

The Geita mine is AngloGold Ashanti's only operation in Tanzania.


Lake
Victoria
Geita
Mwanza
Arusha
N
Operations
Kigoma
Tabora
Tanga
TANZANIA
Dar-es-Salaam
Dodoma
Lake
Tanganyika
Lake
Nyasa
0
800km

Description: Prior to April 2004, Ashanti and AngloGold each held a 50 percent share in Geita, which was managed under the joint venture agreement entered into between the companies. As a result of the business combination, Geita is now a wholly-owned subsidiary. Geita is a multi-pit operation, with a 6 million tpa CIL plant.

Location: The Geita mine is located 80 kilometers south-west of the town of Mwanza.

Geology: Geita is an Archaean mesothermal mainly BIF-hosted deposit. Mineralization is located where auriferous fluids, which moved along shears often on BIF-diorite contacts, reacted with the BIF. Some lower-grade mineralization can occur in the diorite as well (usually in association with BIF-hosted mineralization), and approximately 20 percent of the gold is hosted in the diorite.

Geita – Summary of metallurgical operations

Gold plants

Capacity (000 tonnes/month)	490
Technology	crushing, SAG milling, ball mill, gravity concentration, cyanide leach, CIP, elution, electro-winning

Operating and production data for Geita

	2005	2004[1]	2003[1]
Pay limit (oz/t)	0.07	0.09	0.06
Pay limit (g/t)	2.27	2.81	2.16
Recovered grade (oz/t)	0.092	0.109	0.105
Recovered grade (g/t)	3.14	3.74	3.60
Gold production (000 oz) 100 %	613	692	661
Gold production (000 oz) 100 % attributable from May 2004	613	570	331
Total cash costs ($/oz) [2]	298	250	183
Total production costs ($/oz) [2]	419	335	224
Capital expenditure ($ million) 100 %	78	14	20
Capital expenditure ($ million) 100 % attributable from May 2004	78	13	10
Employees [3]	1,066	661	643
Outside contractors [3]	1,214	1,595	1,437

[1] Prior to April 26, 2004, AngloGold held a 50 percent stake.
[2] Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
[3] Average for the year.

Operating performance: In 2005, total gold production decreased to 613,000 ounces from 692,000 ounces in 2004 (2003: 661,000 ounces), largely as a result of a 16 percent decline in yield to 3.14g/t (2004: 3.74g/t – 2003: 3.60g/t)) as the high-grade ore in the current cut-back was depleted. The high-grade ore of the next phase of mining in the Nyankanga pit is likely to be accessed by the end of September 2006.

A change from contract to owner-mining was implemented in order to address spiraling contractor mining costs, and this change was successfully completed by the end of July 2005. Benefits began to flow through in the last quarter of 2005 but as a result of the change over to owner-mining, a contract termination fee of $9 million was incurred and this is reflected in the income statement.

Total cash costs rose by 19 percent from $250 per ounce in 2004 to $298 per ounce in 2005 (2003: $183 per ounce) as a result of lower production, low contractor efficiencies and increased fuel costs. Capital expenditure of $78 million (2004: $13 million – 2003: $10 million) reflected the cost of the ore haulage fleet purchased as a result of the transition to owner-mining, ongoing exploration and tailings dam upgrades.

Growth prospects: Exploration on the identification and generation of resources to the inferred category, as well as the conversion of resources into reserves, will continue. Current inferred resources are expected to add four years to life-of-mine reserves but significant further brownfields potential is expected, both surface and underground.

Outlook: Gold production is set to decline to between 562,000 ounces to 585,000 ounces in 2006, at an expected total cash cost of between $297 per ounce and $309 per ounce. Capital expenditure of between $86 million and $89 million is planned, to be spent mainly on mining equipment, workshop facilities, road construction, grid power studies and ongoing exploration.

UNITED STATES OF AMERICA

AngloGold Ashanti acquired its operations in the United States of America from Minorco, effective March 31, 1999 and comprise the wholly-owned AngloGold Ashanti (Colorado) Corp., which holds a 67 percent interest in the Cripple Creek & Victor Gold Mining Company (CC&V) in Colorado with a 100 percent interest in gold produced. AngloGold Ashanti owns 100 percent of Big Springs in Nevada, which is currently in the final stages of rehabilitation and closure. AngloGold Ashanti's stake in the Jerritt Canyon Joint Venture was sold to Queenstake Resources USA Inc., with effect from June 30, 2003, but as reporting on all production and operations owned over a three-year period is required, information pertaining to Jerritt Canyon is reported.


N
Jerritt Canyon
Big Springs
Chicago
New York
San Francisco
Nevada
Denver
Colorado
Cripple Creek & Victor
Washington DC
Los Angeles
UNITED STATES OF AMERICA
Operations
Sold and/or closed operations
0
1000km

Cripple Creek & Victor – Summary of metallurgical operations

Gold plants	
Capacity (000 tonnes/month)	
- crushed ore production	1,512
- total ore production	1,512
- solution processed	2,235
Technology	crushers, valley heap-leach, gold adsorption by carbon in solution, elution, electro-winning

Cripple Creek & Victor (attributable 67 percent with 100 percent interest in production)

Description: AngloGold Ashanti holds a 67 percent stake in CC&V, with the remaining 33 percent held by Golden Cycle Gold Corporation (Golden Cycle). AngloGold Ashanti is the manager of the operation and is entitled to receive 100 percent of the cash flow from the operation until loans extended to the joint venture are repaid. CC&V is a low-cost, low-grade open-pit operation.

Location: CC&V is located south-west of Colorado Springs in the state of Colorado in the USA.

Geology: The district of Cripple Creek is centered on an intensely altered alkaline, tertiary-aged, diatreme-volcanic, intrusive complex, approximately circular in shape covering 18.4 square kilometers, surrounded by older Precambrian rocks. The Precambrian rocks consist of biotite gneiss, granodiorite and quartz monzonite intrusions which were in turn intruded by the 1 GA Pikes Peak granite.

The intersection of these four units and regional tectonic events formed an area of regional dilation which subsequently facilitated the formation of the tertiary-aged, volcanic complex. The majority of the complex then infilled with the eruptive phase Cripple Creek Breccia host rock. This complex was subsequently intruded by a series of tertiary-aged intrusive dykes and sills ranging in composition from syenite to phonolite/ phonotephrite to lamprophyre. These intrusive occupy all of the dominant district structural orientations as well as laccoliths, cryptodomes and surficial flows. District structures are generally near vertical and strike north-north-west to northeast. These structures are commonly intruded by phonolite dykes which appear to have also acted s primary conduits for the late-stage gold mineralizing solutions. Higher grade pods of mineralization occur at structural intersections and/or as sheeted vein zones along zones of strike deflection. High-grade gold mineralization is associated with K-feldspar + pyrite +/- carbonate alteration and occurs adjacent to the major structural and intrusive dyke zones. The broader zones of disseminated mineralization occur primarily as micro-fracture halos around the stronger alteration zones in the more permeable Cripple Creek Breccia wall rocks.

The average depth of oxidation is 120 meters and is also developed along major structural zones to even greater depths. Individual orebodies can be tabular, pipe-like, irregular or massive. Individual gold particles are generally less than 20 microns in size and occur as native gold with pyrite or native gold after gold-silver tellurides. Gold occurs within hydrous iron and manganese oxides and as gold-silver tellurides. Silver is present but is economically unimportant. Gold mineralization can be encapsulated by iron and manganese oxides, pyrite, K-feldspar alteration and quartz.

Operating and production data for Cripple Creek & Victor operations

	2005	2004	2003
Pay limit (oz/t)	0.01	0.01	0.01
Pay limit (g/t)	0.34	0.34	0.34
Recovered grade (oz/t)	0.018	0.018	0.020
Recovered grade (g/t)	0.62	0.61	0.67
Gold production (000 oz)	330	329	283
Total cash costs ($/oz) [1]	230	220	199
Total production costs ($/oz) [1]	418	365	389
Capital expenditure ($ million)	8	16	24
Employees [2]	313	313	326
Outside contractors [2]	44	74	121

[1] Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
[2] Average for the year.

Operating performance: Record tonnages were crushed as placed on the leach pad in 2005 with over 21.2 million tons processed through the primary gyratory crusher. Gold production rose from the 329,000 ounces produced in 2004, to 330,000 ounces in 2005 (2003: 283,000 ounces), The yield, at 0.62g/t, was similar to that of 0.61g/t in 2004 (2003: 0.67g/t). Total cash costs were $230 per ounce, 5 percent higher than the $220 per ounce achieved in 2004 (2003: 199 per ounce), as a result of increased equipment maintenance costs and higher commodity costs, particularly diesel. Capital expenditure of $8 million was markedly down on the $16 million spent in 2004 (2003: $24 million) and was incurred mainly on exploration and major mine equipment rebuilds.

Growth prospects: The expansion project completed in 2003 has increased average annual gold production by 40 percent and extended the life-of-mine from 2008 to at least 2013, and should yield an additional 2.8 million ounces of production over this period.

Outlook: In 2006, gold production is expected to be consistent between 323,000 ounces to 337,000 ounces with expected total cash costs of $238 per ounce to $248 per ounce. Capital expenditure is planned to rise to $12 million for exploration, haul truck purchase, major mine equipment rebuilds, and engineering for load-out bin relocation..

- **Jerritt Canyon Joint Venture**

The operation was sold with effect from June 30, 2003.

Operating and production data for Jerritt Canyon operations

	2005	2004	2003 [1]
Pay limit (oz/t) (open-pit)	–	–	Depleted
Pay limit (g/t) (open-pit)	–	–	Depleted
Pay limit (oz/t) (underground) average	–	–	0.22
Pay limit (g/t) (underground) average	–	–	7.55
Recovered grade (oz/t) milled	–	–	0.209
Recovered grade (g/t) milled	–	–	7.15
Gold production (000 oz) – 100%	–	–	153
Gold production (000 oz) -70%	–	–	107
Total cash costs ($/oz) [2]	–	–	270
Total production costs ($/oz) [2]	–	–	364
Capital expenditure ($ million) – 100%	–	–	4
Capital expenditure ($ million) – 70%	–	–	2
Employees [3]	–	–	291
Outside contractors [3]	–	–	4

[1] The operation was sold with effect from June 30, 2003.
[2] Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
[3] Average for the year.

ZIMBABWE

The Freda-Rebecca, a former Ashanti operation, was owned by AngloGold Ashanti for only four months in 2004. The operation was sold with effect from September 1, 2004 to South African-based Mwana Africa Holdings for $2 million.

Operating and production data for Freda-Rebecca

	2005	2004 [1]	2003
Pay limit (oz/t)	–	–	–
Pay limit (g/t)	–	–	–
Recovered grade (oz/t)	–	0.048	–
Recovered grade (g/t)	–	1.66	–
Gold production (000 oz)	–	9	–
Total cash costs ($/oz) [2]	–	417	–
Total production costs ($/oz) [2]	–	556	–
Capital expenditure ($ million)	–	1	–
Employees [3]	–	687	–
Outside contractors [3]	–	58	–

[1] For the four months from May 2004 through August 2004. The mine was sold effective September 1, 2004.
[2] Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
[3] Average for the period.

Rights to mine and title to properties

AngloGold Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. In a number of countries in which AngloGold Ashanti operates there are, in some cases, certain restrictions in terms of the group's ability to independently move assets out of that country and/or transfer the assets within the group, without the prior consent of the local government or minority shareholders involved.

Argentina

According to Argentinean mining legislation, mines are the private property of the nation or a province, depending on where they are located. Individuals are empowered to explore for, exploit and dispose of mines as owners by means of a legal license granted by a competent authority under the provisions of the Argentine Mining Code. The legal licenses granted for the exploitation of mines are valid for an undetermined period, provided that the mining title holder complies with the obligations settled in the Argentine Mining Code. In Argentina, the usual ways of transferring rights over mining licenses are: to sell the license; to lease such license; or to assign the rights under such a license by a beneficial interest or Usufruct Agreement. In the case of Cerro Vanguardia – AngloGold Ashanti's operation in Argentina – the mining title holder is its partner, Fomicruz, and due to the Usufruct Agreement signed between them and Cerro Vanguardia SA on December 27, 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of 40 years. This agreement expires on December 27, 2036.

Australia

In Australia, with few exceptions, all onshore mineral rights are reserved by the government of the relevant state or territory. Exploration for, and mining of, minerals is regulated by the general mining legislation and controlled by the mining ministry of each respective State or Territory.

Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Federal and State Aboriginal heritage legislation also operates to protect special sites and areas from disturbance although to date there has not been any adverse impact on any of AngloGold Ashanti's operating properties.

AngloGold Ashanti's operating properties are located in the state of Western Australia. The most common forms of tenure are exploration and prospecting licenses, mining leases and general purpose leases. In most Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration license has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property.

It is possible for an individual or entity to own the surface of the property and for another individual or entity to own the mineral rights. Typically the maximum initial term of a mining lease is 21 years, and the holder has the right to renew the lease for a further period of 21 years. Subsequent renewals are subject to the discretion of the respective State or Territory's minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister.

Government royalties are payable as specified in the relevant legislation in each State or Territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations, and both the group and its joint venture partners are fully authorized to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti's operations in Australia.

Brazil

In Brazil, there are two basic mining rights:
- a license for the exploration stage, valid up to three years, renewable once; and
- a Mining Concession or Mine Manifest, valid for the life of the deposit.

In general, exploration licenses are granted on a first-come, first-served basis. Mining concessions are granted to the holders of exploration licenses that manage to prove the existence of a Mineral Resource and have been licensed by the environmental competent authority.

Mine Manifests (mining titles granted in 1936) and Mining Concessions (mining titles presently granted through an order signed by the Secretary of Mines of the Ministry of Mines and Energy) are valid for an undetermined period until depletion of reserves, provided that the mining title holder complies with current Brazilian mining and environmental legislation, as well as with those requirements set out by the National Department of Mineral Production (DNPM) who acts as inspecting entity for mining activities. Obligations of the titleholder include:
- the start of construction, as per an approved development plan, within six months of the issuance of the concession;
- extracting solely the substances indicated in the concession;
- communicating to the DNPM the discovery of a mineral substance not included in the concession title;
- complying with environmental requirements;
- restoring the areas degraded by mining; refrain from interrupting exploitation for more than six months; and
- reporting annually on operations.

The difference between a Mine Manifest and a Mining Concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a Mine Manifest than a Mining Concession although, in practice, it is possible for a Manifest to be cancelled or to become extinct if the abandonment of the mining operation is formally proven. All of AngloGold Ashanti's operations in Brazil have indefinite mining licenses.

Ghana

Mining activities in Ghana are primarily regulated by the Minerals and Mining Law 1986 (PNDCL 153) or the Mining Law. Under the Constitution and the Mining Law, all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under license or lease.

A license is required for the export or disposal of such minerals and the government has a right of pre-emption over all such minerals. The government of Ghana shall acquire, without payment, a 10 percent interest in the rights and obligations of the mineral operations in relation to a mineral right to reconnaissance, prospecting or mining, and shall have the option to acquire a further 20 percent interest where any mineral is discovered in commercial quantities, on terms agreed between the government and the holder of the mining lease subject to arbitration if the parties fail to agree.

A license or lease granting a mineral right is required to prospect for or mine a mineral in Ghana and the Minister of Energy and Mines has the power to negotiate, grant, revoke, suspend or renew any mineral right, subject to a power of disallowance exercisable within 30 days of such grant, revocation, suspension or renewal by the Cabinet. The powers of the Minister of Mines are to be exercised on the advice of the Minerals Commission, which is responsible for regulating and managing the utilization of natural resources and coordinating policies relating to them.

The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by parliament. A mineral right is deemed a requisite and sufficient authority over the land in respect of which the right is granted, although a separate license is required for some other activities, including the diversion of water, and additional consents may be required for certain developments. A mineral right or interest therein may not be transferred, assigned or otherwise dealt with in any other manner without prior written approval of the Minister of Mines.

Control of mining companies: The Minister of Mines has the power to object to a person becoming or remaining a "shareholder controller", a "majority shareholder controller" or an "indirect controller" of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller. In this context:

- shareholder controller means a person who, either alone or with certain others, is entitled to exercise or control the exercise of 20 percent or more of the voting power at any general meeting of a mining company or of any other company of which it is a subsidiary;
- majority shareholder controller means a shareholder controller in whose case the percentage referred to above also exceeds 50 percent; and
- indirect controller means a person in accordance with whose directions or instructions the director of a mining company, or of another company of which it is a subsidiary, or the shareholder controllers of that mining company, are accustomed to act.

A person may not become a shareholder controller, a majority shareholder controller or an indirect controller of a mining company unless he has served written notice on the Minister of Mines of his intention to that effect and the Minister of Mines consents to his becoming such a controller or does not object within a period of six months.

Where a person becomes or continues to be a controller of the relevant description after a notice of objection has been served on him, or is otherwise in contravention of the procedures prescribed by the Mining Law, the Minister of Mines may notify the controller that, until further notice, any specified shares are subject to restrictions. The relevant restrictions include restrictions on transfer, voting rights, receipt of further shares and distributions. The Minister of Mines may apply to the High Court to order the sale of any shares which are the subject of such a restriction. There is no legal restriction on the foreign ownership of a mining company.

Where a person, either alone or with others, acquires an interest in 5 percent or more of the voting power of a mining company he is required to notify the Minister of Mines. A person who is a controller of a mining company must give notice of his ceasing to be such a controller before he disposes of his interest. In addition, the mining company itself has to give notice to the Minister of Mines of the fact that any person has become or ceased to be a controller.

Violation of these provisions of the Mining Law is a criminal offence. The law also gives the Minister of Mines power to investigate and report on the ownership and control of any mining company. The Mining Law also gives the government the right to acquire a special share (Golden Share) in a mining company in order to protect the assets of the relevant company and to reflect and further the intentions of the provisions of the Mining Law relating to control of a mining company. The government has retained its Golden Share in relation to AngloGold Ashanti's assets and operations in Ghana.

Prior to the business combination between AngloGold and Ashanti, AngloGold and the government of Ghana agreed the terms of a Stability Agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination.

Payments and allowances: The Mining Law provides that royalties are payable by the holder of a mining lease to the State at rates of between 3 percent and 12 percent of total minerals revenue, depending on a formula set out in mineral royalty regulations. The formula is determined by calculating the ratio of revenue minus operating costs, interest and capital allowances to total revenue. A ratio of 30 percent or lower will attract a royalty of 3 percent. For every 1 percent that the ratio exceeds 30 percent, the amount of the royalty will increase by 0.0225 percent up to a maximum of 12 percent. The laws of Ghana currently provide for income tax at a rate of 25 percent. The Mining Law provides for an entitlement to certain specified capital allowances and various additional fiscal and other benefits. AngloGold Ashanti and the government of Ghana have entered into the Stability Agreement with respect to the payment of royalties and taxes as detailed previously.

Under the Stability Agreement, the government of Ghana agreed:

- to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business combination;
- to maintain for a period of 15 years, the royalties payable by AngloGold Ashanti with respect to its mining operations in Ghana at a rate of 3 percent per annum of the total revenue from minerals obtained by AngloGold Ashanti from such mining operations;
- to ensure that the income tax would not exceed a rate of 30 percent for a period of fifteen years;
- that a sale of AngloGold Ashanti's or any of its subsidiaries' assets located in Ghana remain subject to the government's approval;
- to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 percent of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency; and
- to retain its special rights (Golden Share) under the provisions of the mining law pertaining to the control of a mining company, in respect of the assets and operations in Ghana.

The government of Ghana also agreed that AngloGold Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination. In consideration of these agreements and undertakings, AngloGold Ashanti issued to the government of Ghana 2,658,000 ordinary shares and paid to the government of Ghana $5 million in cash, promptly after the implementation of the business combination. AngloGold Ashanti also paid to the government of Ghana, on the date of the completion of the business combination, an additional $5 million in cash towards the transaction costs incurred by the government of Ghana in its role as regulator.

In 2002, the Ghanaian tax legislation was changed so that unutilized losses and capital allowances existing at January 1, 2001 can only be carried forward to December 31, 2006. If not used by that time they will be lost. Losses and capital allowances incurred after January 1, 2001 can be carried forward without limit.

Retention of foreign earnings: Holders of mining leases have certain limited rights to retain foreign exchange earnings overseas and to use such earnings for the acquisition of machinery and equipment as well as for certain other payments, such as debt service payments and dividends. Where the net earnings of a holder of a mining lease are in foreign currency, the holder is permitted to retain not less than 25 percent of foreign exchange earnings in an external bank account for acquiring machinery and equipment, spare parts and raw materials as well as for certain other payments, such as dividend and debt service payments.

AngloGold Ashanti's operations in Ghana are permitted to retain 80 percent of its foreign exchange earnings in such an account. In addition, the company has permission from the Bank of Ghana to retain and use, outside of Ghana, dollars required to meet payments to the company's hedge counterparts which cannot be met from the cash resources of its treasury company.

Leases: Mining leases may be applied for either by a prospecting license holder who has established the existence of minerals in commercial quantities or by others who do not hold such licenses, who establish the same to the satisfaction of the Minister of Mines. Mining leases are normally granted for a period not exceeding 30 years and the holder may apply to the Minister of Mines for renewal, on such conditions as the Minister of Mines may determine, for up to another 30 years. This period has been extended in terms of the Stability Agreement. They are to have a maximum size (subject to derogation by the President where it is considered to be in the national interest) of 50 square kilometers for any grant and 150 square kilometers in aggregate.

A holder may apply for an enlargement of the mining area, which, subject to the Mining Law, the Minister of Mines may grant if satisfied that such approval is in the national interest. The rights conferred by mining leases include those to take all reasonable measures on or under the surface to mine the mineral to which the mining lease relates, to erect necessary equipment, plant and buildings, to prospect within the mining area and to stack or dump mineral waste in an approved manner.

Reconnaissance and prospecting licenses are normally granted for up to 12 months and three years respectively, subject to renewal. A detailed program must be submitted for the recruitment and training of Ghanaians with a view to achieving 'localization', being the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies.

Prior notification to the Minister of Mines is required for ceasing, suspending or curtailing production. Approval to such actions may be given, subject to conditions determined on the advice of the Minerals Commission.

There are also provisions relating to surrender, suspension and cancellation of mineral rights in certain circumstances. The Minister of Mines may suspend or cancel a mineral right if, among other things, the holder:

- fails to make payments under the Mining Law when due;
- is in breach of any provisions of the Mining Law or the conditions of the mineral right or the provisions of any other enactment relating to mines and minerals;
- becomes insolvent or bankrupt;
- makes a statement to the Minister of Mines in relation to the mineral right which he knows, or ought to have known, to be false; or
- for any reason becomes ineligible to apply for a mineral right under the provision of the Mining Law.

Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the State on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost. The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe. Subject to the proper conduct of the mining operations, the holder must affect as little as possible the interest of any lawful occupier, whose grazing rights are retained but who is precluded from erecting any building without the consent of the holder (or, if such consent is unreasonably withheld, without the consent of the Minister).

An owner or occupier of any land subject to a mineral right may apply to the holder of the mineral right for compensation and the amount of the compensation shall, subject to the approval of the Land Valuation Board, be determined by agreement between the parties concerned (or, if they are unable to reach agreement, by the Minister of Mines in consultation with the Land Valuation Board). The Land Valuation Board has in the past increased amounts of compensation payable to owners and occupiers. The holder, in the exercise of his rights, is required to have due regard to the effect of the mineral operations on the environment and is to take such steps as may be necessary to prevent pollution of the environment as a result of such operations.

A range of activities and breaches of the Mining Law, including obstructing the government from exercising its pre-emption right and conducting mining, prospecting or related activities other than in accordance with the Mining Law, constitute offences punishable by fine or imprisonment. The maximum fine is 500,000 cedis (at the current exchange rate, equivalent to approximately $50) and the maximum term of imprisonment is two years.

Mining properties: The current mining lease for the Obuasi area was granted by the government of Ghana on March 5, 1994. It grants mining rights to land with an area of approximately 334 square kilometers in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent 140 square kilometers has also been granted resulting in the total area under mining lease conditions increasing to 474 square kilometers, the Lease Area. The company is required to pay to the government of Ghana rent (subject to review every five years, when the rent may be increased by up to 20 percent) at a rate of approximately $5 per square kilometers and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area.

Bibiani had title to a 50 square kilometers mining lease for a period of 30 years to May 18, 2027. The terms and conditions of the lease are consistent with similar leases granted in respect of Obuasi. With effect from October 1, 2001, the Bibiani mining lease was transferred to Ashanti Goldfields Company Limited from Ashanti Goldfields (Bibiani) Limited.

Iduapriem has title to a 33 square kilometers mining lease granted on April 19, 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease.

Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June 1992 for a term of 26 years. The terms and conditions of these leases are consistent with similar leases granted in respect of the Obuasi mining lease.

Proposed amendment to Mining Law: A Minerals and Mining Act (the Act) has been enacted by the parliament of Ghana. If the Act receives Presidential Assent it will repeal and replace the Minerals and Mining Law. For the most part the Act consolidates with modifications to the existing law.

The key material modifications to the current regime proposed in the Act are:
- the right of the government to acquire a 10 percent 'free-carried' interest in a mining company is to be amended so that, in future, it will be acquired on terms prescribed or on terms to be agreed; the Act does not currently prescribe any terms. In addition, the right of the government to acquire a further 20 percent interest in the rights and obligations of the mineral operations in relation to mineral rights is to be deleted;
- provisions for stability agreements to be entered into by the Minister of Mines, on behalf of the Republic, with approval of parliament to ensure that the holders of mining rights are not adversely affected by changes in law for a period of 15 years and for development agreements to be entered into, with the approval of Parliament between the Minister of Mines, on behalf of the Republic, and a mining company where the proposed investment is greater than $500 million to deal with, in addition to matters relating to environmental liabilities, the exercise of discretion and settlement of disputes;
- compensation principles for disturbance of an owner's surface rights;
- royalties are payable by the holder of a mining lease at a rate of 4 percent to replace the existing sliding scale of 3 - 12 percent for gold produced from its mining operations; and
- although the right of the government to be issued with a special share in a mining company still exists, the consent of the special shareholder will only be required for the disposal of a mining lease and/or material assets, which are situated in Ghana.

Guinea

In Guinea, all mineral substances are the property of the State. Mining activities are primarily regulated by the Mining Code, 1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining license, mining prospecting license, mining license or mining concession.

The holders of mining titles are guaranteed the right to dispose freely of their assets and to organize their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.

The group's Guinea subsidiary, Société Ashanti Goldfields de Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on November 11, 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust economic Ore Reserves.

The original area granted encompassed 8,384 square kilometers which the subsidiary was required to reduce to five or fewer single blocks of not less than 250 square kilometers per block totaling not more than 1,500 square kilometers by November 11, 1996. The retrocession reduced the Siguiri concession area to four blocks totaling 1,495 square kilometers.

SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for a further 22-year period from November 11, 1996 under conditions detailed in a Convention de Base predating the new Guinea Mining Code.

Key elements of the Convention de Base are:
- the government of Guinea holds a 15 percent free-carried or non-contributory interest; a royalty of 3 percent based on a spot gold price of less than $475, and 5 percent based on a spot gold price above $475, as fixed on the London Gold Bullion Market, is payable on the value of gold exported; a local development tax of 0.4 percent is payable on the gross sales revenues; salaries of expatriate employees are subject to a 10 percent income tax; mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; and
- SAG is committed to adopt and progressively implement a plan for the effective rehabilitation of the mining areas disturbed or affected by operations.

The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by our subsidiary or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

In addition to the export tax payable to the government of Guinea, a royalty on production may be payable to the International Finance Corporation (IFC) and to Umicore SA, formerly Union Miniere (UM). Pursuant to the option agreement between UM and Golden Shamrock Mines Limited (GSM), a royalty on production may be payable to UM by Chevaning Mining Company Limited (CMC) or GSM, which payment obligation has been assigned to AngloGold Ashanti (Ghana) Limited, on a sliding scale of between 2.5 percent and 7.5 percent, based on the spot gold price per ounce between $350 and $475, subject to indexing from January 1, 1995, to a cumulative maximum of $60 million. In addition, under the terms of the restructuring agreement with the IFC, a sliding scale royalty on production may be payable to the IFC calculated on the same basis but at half the rate payable to UM, to a maximum of $7.8 million.

Mali

Mineral rights in Mali are governed by the Mining Act and Regulations promulgated in 1991. Exploration is carried out under permits granted by Ministerial Decree following application to the National Director of Geology and Mines from the Ministry of Mines, Energy and Water conveying exclusive title to conduct exploration. The permit is valid for a three-year period and is renewable twice. A company applying (in an area it selected) for such a permit must provide proof of technical and financial capabilities.

An exploitation permit is required to mine a deposit located within the exploration area. This permit grants exclusive title to mine for a maximum period of 30 years (inclusive of renewals) and is granted by the Council of Ministers following application to the National Director of Mines.

Both permits referred to above include a Mining Convention (Convention d'Etablissement) covering exploration, mining, treatment and marketing in a comprehensive document. This outlines the general conditions with regard to exploration (work program, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, state shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programs for local labor, protection of the environment, reclamation, safety, hygiene and settlement of disputes).

Application for an exploration permit is submitted to the National Director of Mines based on various documents, including applicant identification, locations, receipts for payment of fixed rights and surface fees, and articles of association, together with a draft mining convention. An inter-ministerial committee examines the applications and one company is retained to do the exploration. This company then negotiates a draft of the Mining Convention and the Minister of Mines grants the exploration permit by an in-house decree published in the Malian Gazette.

Once an economically viable deposit has been identified, an application for an exploitation permit is submitted to the National Director of Mines. This application must be made prior to the expiry of the exploration permit. The application document must contain a map and co-ordinates, a receipt for payment of fixed rights and surface fees and a summary of technical and financial capabilities. The exploitation title is granted following a thorough investigation.

AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.

Namibia

Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants a prospecting license and on presentation of a feasibility study, a mining license is then granted taking into account the abilities of the company, including mining, financial and technical capabilities, rehabilitation programs and payment of royalties. The relevant license has been granted to AngloGold Namibia (Pty) Ltd in respect of its mining and prospecting activities in Namibia. The current 15-year license expires in 2018.

South Africa

The Mineral and Petroleum Resources Development Act: In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act (MPRDA), which was passed by the Parliament of South Africa in June 2002 and came into effect on May 1 2004. The MPRDA vests custodianship of South Africa's mineral rights in the State, which will issue prospecting rights or mining rights to applicants in the future. For further details relating to the MPRDA and the associated broad-based socio-economic empowerment charter and related scorecard, as well as AngloGold Ashanti's progress in converting existing rights in terms of the new legislation, see Item 3D.: Risk factors –AngloGold Ashanti's new order mineral rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.

Tanzania

Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998, and property and control over minerals are vested in the United Republic of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the Ministry of Energy and Minerals under this Act.

The three types of mineral rights most often encountered, which are also those applicable to AngloGold Ashanti, are:
• prospecting licenses;
• retention licenses; and
• mining licenses.

A prospecting license grants the holder thereof the exclusive right to prospect in the area covered by the license for all minerals, other than building and gemstones, for a period of three years. Thereafter, the license is renewable for two further periods of two years each. On each renewal of a prospecting license, 50 percent of the area covered by the license must be relinquished. Before application is made for a prospecting license, a prospecting reconnaissance for a maximum area of 5,000 square kilometers is issued for a period of two years after which a three-year prospecting license is applied for. A company applying for a prospecting license must, inter alia, state the financial and technical resources available to it. A retention license can also be requested from the Minister, after the expiry of the 3-2-2-year prospecting license period, for reasons ranging from funds to technical considerations.

Mining is carried out through either a mining license or a special mining license, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the license. A mining license is granted for a period of 10 years and is renewable for a further period of 10 years. A special mining license is granted for a period of 25 years and is renewable for a further period of 25 years. If the holder of a prospecting license has identified a mineral deposit within the prospecting area which is potentially of commercial significance, but it cannot be developed immediately by reason of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention license which will entitle the holder thereof to apply for a special mining license when it sees fit to proceed with mining operations.

A retention license is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person, except for a mining license, which must have the approval of the Ministry to be assigned.

However, this approval requirement for the assignment of a mining license will not apply if the mining license is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations.

A holder of a mineral right may enter into a development agreement with the Ministry to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts.

AngloGold Ashanti has complied with all applicable requirements and the relevant licenses have been issued for 25 years and expire in 2024.

United States of America

Mineral rights, as well as surface rights, in the United States are owned by private parties, state governments and the federal government. Most land prospective for precious metals exploration, development and mining are owned by the federal government and are obtained through a system of self-initiated mining claim location pursuant to the General Mining Law of 1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including environmental protection, mitigation and rehabilitation.

Authorizations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies for all phases of mining activities.

The Cripple Creek & Victor Gold Mining Company joint venture consists almost entirely of owned patented mining claims from public lands, with a small percentage of private and state lands being leased. The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the State of Colorado are life-of-mine permits.

Ore Reserves

The tables below set out the group's proven and probable Ore Reserves as of December 31, 2005 and 2004, in both imperial and metric units.

Ore Reserve estimates in this annual report on Form 20-F are reported in accordance with the requirements of the SEC's Industry Guide 7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life-of-mine plans within the period of AngloGold Ashanti's existing rights to mine, or within the renewal periods of AngloGold Ashanti's rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See "Item 4B.: Business overview — Rights to mine and title to properties", "— Safety and Health", and "Item 4D.: Property, plant and equipment".

AngloGold Ashanti has standard procedures for the estimation of Ore Reserves. These standard procedures are performed by technical personnel at the mining operations and reviewed by regional and corporate competent persons.

In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable. Exclusions on the grounds of safety (for example, stability pillars, shaft pillars) are then defined. Grade and tonnage curves specific for each of the deposits, in conjunction with the cost structure, yield, mine call factor and Ore Reserves of the operation and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and ore reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criterion and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution) included in the mining plan is declared and published as the ore reserve for that operation.

In the case of open-pit mines the procedure is as follows: revenue and costs are calculated for each mining block within a three-dimensional model of the orebody using assumed values for gold price, operating costs and metallurgical recoveries. An optimization process is then applied to determine the combination of blocks within the model that make a positive contribution under these assumptions. Block selection is within a shell whose limits are defined by the planned slope angles of the pit. Within this process, a cut-off grade is applied which determines the ore blocks to be treated and included in the Ore Reserves. These blocks are scheduled with consideration being given to practical mining considerations and limitations. Scheduled ore blocks that are classified as proven or probable constitute the ore reserve.

In determining the economic parameters to be used, AngloGold Ashanti has been guided by the preferred position of the SEC, whereby the economic parameters used are based on a three-year historical average. For 2005 Ore Reserves were determined assuming a gold price of $400 per ounce and exchange rates of ZAR 6.75 = $1 and A$1.39 = $1.   Ore Reserves have been determined at a gold price of $400 per ounce with sensitivities at $450 per ounce. In respect of AngloGold Ashanti's South African and Australian assets, exchange rates of ZAR6.75 = $1 and A$1.39 = $1 respectively have been assumed.

In 2004 the prices that were used are as follows:
- AngloGold Ashanti's South African assets, Ore Reserves were determined assuming a gold price of $375 per ounce and an exchange rate of ZAR 7.86 = $1.
- in respect of assets in Mali, Namibia and Tanzania, Ore Reserves were determined assuming a gold price of $375 per ounce.
- in respect of assets in Argentina and Brazil, Ore Reserves were determined assuming a gold price of $375 per ounce.
- Ore Reserves for Cripple Creek & Victor in the USA were determined assuming a gold price of $375 per ounce.
- Ore Reserves for the Australian assets were determined assuming a gold price of $234 per ounce and at an exchange rate of A$1.82 = $1 for Boddington (based upon the gold price and exchange rate assumed for the 2000 feasibility study) and at $375 per ounce and an exchange rate of A$1.43 = $1 for Sunrise Dam.

The ore reserve estimates in this document include Ore Reserves below current infrastructure in the case of certain South African mines. However, these Ore Reserves have been determined based upon completed pre-feasibility studies.

In accordance with the preferred position of the SEC, based on the estimated average of gold price and exchange rates for the three years ended December 31, 2005, which yields gold prices of around $400 per ounce; A$556 per ounce and R86,808 per kilogram, AngloGold Ashanti's Proved and Probable Ore Reserves have been determined to be 63.3 million ounces as at December 31, 2005. The reduction in the company's Ore Reserves, as compared to those at December 31, 2004, amounted to 15.6 million ounces, 7.0 million ounces of which is due to depletion, 6.4 million ounces is due to the use of the lower rand gold price of R86,808 per kilogram and the remaining 2.2 million ounces reduction is due to geological model and scope changes. These reductions in Proved and Probable Ore Reserves are primarily at three of the South African mines, namely Moab Khotsong, Mponeng and Tau Lekoa, for reasons detailed below:

- in the case of Moab Khotsong a reduction of 5.4 million ounces is due to:
  - the removal of 1.3 million ounces from the existing project as a result of a reduction in the mine call factor, and
  - the removal of the "Moab Khotsong Phase 2 Project" (4.1 million ounces) following the use of the lower rand gold price;
- in the case of Mponeng a reduction of 1.7 million ounces is due to:
  - the removal of 0.4 million ounces as a result of a reduction in the mine call factor, and
  - the removal of the "Mponeng below 120 level Ventersdorp Contact Reef Project" (1.3 million ounces) following the use of the lower rand gold price; and
- in the case of Tau Lekoa, a reduction of 1.6 million ounces is primarily due to the use of the lower rand gold price.

It should be noted that in Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserves and Mineral Resources according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC 2004) and the South African Code for Reporting of Mineral Resources and Ore Reserves (SAMREC 2000) respectively. The SEC' does not recognize Mineral Resources. Accordingly, AngloGold does not report estimates of Mineral Resources in this annual report on Form 20-F.

Audit of 2004 Mineral Resource and Ore Reserve statement
During the course of the year, the AngloGold Ashanti 2004 Mineral Resource and Ore Reserve statement were submitted to independent consultants for review. The Mineral Resources and Ore Reserves from six of AngloGold Ashanti's global operations were selected and subjected to review. The company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti's reserves and resources were evaluated. It is the company's intention to repeat this process so that all its operations will be audited over a three-year period. The audit of those operations selected for review during 2006 is currently in progress.

AngloGold Ashanti's Ore Reserve statements have been prepared by the competent persons who manage AngloGold Ashanti's Ore Reserves. See "Item 6.: Directors, senior management and employees".

Ore Reserves: Imperial

	At December 31, 2005							
	Proven Ore Reserves [1]			Probable Ore Reserves [1]			Metallurgical	
	Tons [8] (mill)	Grade (oz/ton)	Gold Content [1] (mill oz)	Tons [8] (mill)	Grade (oz/ton)	Gold Content [1] (mill oz)	Recovery Factor %	
South Africa								
Vaal River								
Great Noligwa	6.6	0.252	1.7	12.2	0.240	2.9	97.1	
Kopanang [6]	1.2	0.282	0.4	21.7	0.237	5.2	97.7	
Moab Khotsong	0.7	0.274	0.2	9.4	0.364	3.4	97.6	
Tau Lekoa	4.3	0.122	0.5	4.2	0.118	0.5	96.7	
West Wits								
Mponeng	2.1	0.204	0.4	18.1	0.227	4.1	98.4	
Savuka [3]	0.0	0.241	0.0	0.0	0.263	0.0	97.6	
TauTona [2]	1.0	0.340	0.3	15.5	0.318	4.9	97.7	
Surface								
Surface sources	0.0	0.000	0.0	126.9	0.018	2.3	73.1	
Ergo [7]	-	-	-	-	-	-	-	
Argentina								
Cerro Vanguardia (92.5%) [4]	1.7	0.233	0.4	4.9	0.190	0.9	95.2	
Australia								
Boddington (33.33%) [4]	45.4	0.029	1.3	102.6	0.025	2.5	n/a	
Sunrise Dam	7.2	0.062	0.4	10.4	0.128	1.3	82-90	(5)
Brazil								
AngloGold Ashanti Mineraçáo	2.3	0.187	0.4	9.5	0.219	2.1	87-92.5	(5)
Serra Grande (50%) [4]	0.7	0.138	0.1	1.4	0.208	0.3	92.8-96.1	(5)
Ghana								
Bibiani	4.4	0.030	0.1	0.4	0.027	0.0	60	
Iduapriem (85%) [4]	27.4	0.052	1.4	8.1	0.053	0.4	94	
Obuasi	11.8	0.078	0.9	42.9	0.180	7.7	75-81.9	(5)
Guinea								
Siguiri (85%) [4]	26.0	0.018	0.5	40.5	0.029	1.2	93.5	
Mali								
Morila (40%) [4]	7.0	0.094	0.7	2.7	0.106	0.3	89-91.5	(5)
Sadiola (38%) [4]	3.0	0.057	0.2	5.8	0.119	0.7	75-93	(5)
Yatela (40%) [4]	0.6	0.039	0.0	1.7	0.116	0.2	75-85	(5)
Namibia								
Navachab	1.3	0.054	0.1	9.8	0.048	0.5	87-92	(5)
Tanzania								
Geita	24.3	0.099	2.4	44.5	0.137	6.1	66-95	(5)
United States of America								
Cripple Creek & Victor	96.3	0.025	2.4	35.0	0.025	0.9	62	
Total [9]	**275.3**	**0.054**	**14.9**	**528.2**	**0.092**	**48.4**		

(1) Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2) Probable Ore Reserves include reserves below infrastructure. See table below.
(3) Negligible proven and probable Ore Reserves as the mine is closing.
(4) Ore reserves attributable to AngloGold Ashanti's percentage interest shown.
(5) Recovery factor varies according to ore type.
(6) A mining license for Edom has been approved.
(7) Ergo was closed in March 2005.
(8) Tons refer to a short ton, which is equivalent to 2000lbs avoirdupois.
(9) 7.86 percent of proven and probable Ore Reserves have been determined using drill-hole spacing wider than 1,000 x 1,000 feet, at certain of the South African mines.

The 2005 probable Ore Reserves include reserves below infrastructure in the case of the following South African mine:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
TauTona	4.8	0.342	1.7
Total	4.8	0.342	1.7

The Ore Reserves in respect of the remaining AngloGold Ashanti underground mines do not include any Ore Reserves below infrastructure.

Ore Reserves: Imperial

	At December 31, 2004						
	Proven Ore Reserves [1]			Probable Ore Reserves [1]			Metallurgical Recovery Factor
	Tons [7] (mill)	Grade (oz/ton)	Gold Content [1] (mill oz)	Tons [7] (mill)	Grade (oz/ton)	Gold Content [1] (mill oz)	%
South Africa							
Vaal River							
Great Noligwa	9.9	0.245	2.4	12.0	0.262	3.1	97.2
Kopanang [6]	3.2	0.212	0.7	25.3	0.210	5.3	97.9
Moab Khotsong [2] [3]	0.1	0.198	0.0	21.9	0.412	9.0	97.8
Tau Lekoa	5.8	0.128	0.7	19.4	0.112	2.2	96.7
West Wits							
Mponeng [2]	2.8	0.267	0.8	22.8	0.262	6.0	98.5
Savuka	0.1	0.191	0.0	1.9	0.214	0.4	97.6
TauTona [2]	1.1	0.353	0.4	16.5	0.318	5.2	97.8
Surface							
Surface sources	6.1	0.018	0.1	163.5	0.017	2.8	74.3
Ergo	5.0	0.011	0.1	–	–	–	55.5
Argentina							
Cerro Vanguardia (92.5%) [4]	0.7	0.291	0.2	6.9	0.200	1.4	95.2
Australia							
Boddington (33.33%) [4]	45.7	0.027	1.3	97.5	0.024	2.4	83-92 [5]
Sunrise Dam	4.8	0.112	0.5	15.6	0.127	2.0	82-90 [5]
Brazil							
AngloGold Ashanti Mineraçáo	2.1	0.202	0.4	8.8	0.222	1.9	87-92.9
Serra Grande (50%) [4]	1.5	0.179	0.3	0.8	0.211	0.2	92.9-96.1 [5]
Ghana							
Bibiani	6.2	0.036	0.2	2.4	0.100	0.2	85-95
Iduapriem (85%) [4]	27.8	0.053	1.5	5.9	0.054	0.3	94.5
Obuasi	15.7	0.086	1.3	40.0	0.206	8.2	75-85
Guinea							
Siguiri (85%) [4]	23.9	0.022	0.5	36.0	0.032	1.2	77-93
Mali							
Morila (40%) [4]	5.3	0.099	0.5	6.1	0.084	0.5	91
Sadiola (38%) [4]	2.7	0.052	0.1	7.9	0.098	0.8	76-95 [5]
Yatela (40%) [4]	0.9	0.054	0.0	2.5	0.122	0.3	75-85 [5]
Namibia							
Navachab	1.0	0.032	0.0	7.6	0.060	0.5	81-95 [5]
Tanzania							
Geita	26.9	0.088	2.4	50.9	0.131	6.7	47-95 [5]
United States of America							
Cripple Creek & Victor	52.8	0.031	1.6	81.5	0.027	2.2	61
Total [8]	**252.0**	**0.064**	**16.2**	**653.4**	**0.096**	**62.7**	

(1) Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2) Probable Ore Reserves include reserves below infrastructure. See table below.
(3) Negligible proven Ore Reserves as the mine is still in the development stage.
(4) Ore reserves attributable to AngloGold Ashanti's percentage interest shown.
(5) Recovery factor varies according to ore type.
(6) Edom has been included, pending approval of a mining license.
(7) Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.
(8) 12 percent of proven and probable Ore Reserves have been determined using drill-hole spacing wider than 1,000 x 1,000 feet, at certain of the South African mines.

The 2004 probable Ore Reserves include reserves below infrastructure in the case of the following South African mines:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Mponeng	5.5	0.265	1.5
TauTona	4.8	0.309	1.5
Moab Khotsong	11.2	0.362	4.1
Total	21.5	0.325	7.1

The Ore Reserves in respect of the remaining AngloGold Ashanti underground mines do not include any Ore Reserves below infrastructure.

Ore Reserves: Metric

	At December 31, 2005						
	Proven Ore Reserves [1]			Probable Ore Reserves [1]			Metallurgical Recovery Factor %
	Tonnes (mill)	Grade (g/t)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/t)	Gold Content (tonnes)	
South Africa							
Vaal River							
Great Noligwa	6.0	8.65	52.2	11.1	8.23	91.2	97.1
Kopanang [6]	1.1	9.66	10.9	19.7	8.13	160.4	97.7
Moab Khotsong	0.6	9.39	6.0	8.5	12.46	106.4	97.6
Tau Lekoa	3.9	4.17	16.1	3.8	4.05	15.3	96.7
West Wits							
Mponeng	1.9	7.01	13.1	16.4	7.79	127.6	98.4
Savuka	0.0	8.27	0.2	0.0	9.02	0.3	97.6
TauTona [2]	0.9	11.66	10.5	14.1	10.92	153.5	97.7
Surface							
Surface sources	0.0	0.00	0.0	115.1	0.61	70.3	73.1
Ergo [7]	-	-	-	-	-	-	-
Argentina							
Cerro Vanguardia (92.5%) [4]	1.6	7.99	12.6	4.5	6.53	29.2	95.2
Australia							
Boddington (33.33%) [4]	41.2	1.01	41.4	93.1	0.85	78.8	n/a
Sunrise Dam	6.5	2.11	13.7	9.4	4.39	41.4	82.90
Brazil							
AngloGold Ashanti Mineraçáo	2.1	6.4	13.2	8.6	7.5	64.4	87-92.5 [5]
Serra Grande (50%) [4]	0.6	4.72	3.0	1.2	7.14	8.8	92.8-96.1 [5]
Ghana							
Bibiani	4.0	1.03	4.1	0.4	0.93	0.3	60
Iduapriem (85%) [4]	24.8	1.78	44.1	7.3	1.81	13.3	94
Obuasi	10.7	2.67	28.5	39.0	6.17	240.4	75-81.9 [5]
Guinea							
Siguiri (85%) [4]	23.6	0.62	14.5	36.7	1.00	36.6	93.5
Mali							
Morila (40%) [4]	6.4	3.21	20.5	2.5	3.63	9.0	89-91.5 [5]
Sadiola (38%) [4]	2.8	1.95	5.4	5.3	4.09	21.5	75-93 [5]
Yatela (40%) [4]	0.5	1.33	0.7	1.5	3.97	6.1	75-85 [5]
Namibia							
Navachab	1.2	1.85	2.2	8.9	1.65	14.7	87-92 [5]
Tanzania							
Geita	22.1	3.40	75.1	40.4	4.69	189.2	66-95 [5]
United States of America							
Cripple Creek & Victor	87.4	0.86	75.4	31.8	0.86	27.4	62
Total [8]	**249.8**	**1.86**	**463.4**	**479.2**	**3.14**	**1506.0**	

(1) Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2) Probable Ore Reserves include reserves below infrastructure. See table below.
(3) Negligible proven and probable Ore Reserves as the mine is closing.
(4) Ore reserves attributable to AngloGold Ashanti's percentage interest shown.
(5) Recovery factor varies according to ore type.
(6) A mining license for Edom has been approved.
(7) Ergo was closed in March 2005.
(8) 7.86 percent of proven and probable Ore Reserves have been determined using drill-hole spacing wider than 1,000 x 1,000 feet, at certain of the South African mines.

The 2005 probable Ore Reserves include reserves below infrastructure in the case of the following South African mine:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
TauTona	4.4	11.73	51.378
Total	4.4	11.73	51.378

The Ore Reserves in respect of the remaining AngloGold Ashanti underground mines do not include any Ore Reserves below infrastructure.

Ore Reserves: Metric

	Proven Ore Reserves [1]			Probable Ore Reserves [1]			Metallurgical Recovery Factor
At December 31, 2004							
	Tonnes (mill)	Grade (g/t)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/t)	Gold Content (tonnes)	%
South Africa							
Vaal River							
Great Noligwa	9.0	8.39	75.2	10.8	8.97	97.3	97.2
Kopanang [6]	2.9	7.27	21.0	22.9	7.21	165.6	97.9
Moab Khotsong [2] [3]	0.1	6.80	0.6	19.8	14.13	280.1	97.8
Tau Lekoa	5.2	4.40	23.0	17.6	3.86	67.9	96.7
West Wits							
Mponeng [2]	2.6	9.16	23.4	20.7	8.98	185.4	98.5
Savuka	0.1	6.56	0.6	1.7	7.35	12.3	97.6
TauTona [2]	1.0	12.10	12.0	14.9	10.89	162.6	97.8
Surface							
Surface sources	5.6	0.61	3.4	148.3	0.58	85.6	74.3
Ergo	4.5	0.36	1.6	–	–	–	55.5
Argentina							
Cerro Vanguardia (92.5%) [4]	0.6	9.99	6.0	6.2	6.87	42.9	95.2
Australia							
Boddington (33.33%) [4]	41.5	0.94	39.0	88.4	0.84	74.3	83-92 [5]
Sunrise Dam	4.3	3.83	16.6	14.1	4.36	61.6	82-90 [5]
Brazil							
AngloGold Ashanti Mineraçáo	1.9	6.92	12.9	8.0	7.62	60.6	87-92.9
Serra Grande (50%) [4]	1.4	6.13	8.5	0.7	7.22	4.9	92.9-96.1 [5]
Ghana							
Bibiani	5.6	1.23	6.9	2.2	3.43	7.5	85-95
Iduapriem (85%) [4]	25.2	1.81	45.5	5.4	1.85	9.9	94.5
Obuasi	14.2	2.95	41.9	36.3	7.05	255.6	75-85
Guinea							
Siguiri (85%) [4]	21.6	0.77	16.6	32.7	1.10	35.9	77-93
Mali							
Morila (40%) [4]	4.8	3.39	16.1	5.5	2.87	15.9	91
Sadiola (38%) [4]	2.5	1.80	4.5	7.2	3.37	24.2	76-95 [5]
Yatela (40%) [4]	0.8	1.86	1.5	2.3	4.18	9.6	75-85 [5]
Namibia							
Navachab	0.9	1.09	1.0	6.9	2.06	14.2	81-95 [5]
Tanzania							
Geita	24.4	3.01	73.7	46.2	4.49	207.4	47-95 [5]
United States of America							
Cripple Creek & Victor	47.9	1.07	51.2	73.9	0.94	69.4	61
Total [7]	**228.6**	**2.20**	**502.7**	**592.8**	**3.29**	**1,950.8**	

(1) Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2) Probable Ore Reserves include reserves below infrastructure. See table below.
(3) Negligible proven Ore Reserves as the mine is still in the development stage.
(4) Ore reserves attributable to AngloGold Ashanti's percentage interest shown.
(5) Recovery factor varies according to ore type.
(6) Edom has been included, pending approval of a mining license.
(7) 12 percent of proven and probable Ore Reserves have been determined using drill-hole spacing wider than 1,000 x 1,000 feet, at certain of the South African mines.

The 2004 probable Ore Reserves include reserves below infrastructure in the case of the following South African mines:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Mponeng	5.0	9.09	45.6
TauTona	4.4	10.61	46.6
Moab Khotsong	10.2	12.40	126.6
Total	19.6	11.15	218.8

The Ore Reserves in respect of the remaining AngloGold Ashanti mines do not include any undeveloped Ore Reserves.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable Ore Reserves include the following stockpile material:

Stockpiles [1]	At December 31, 2005		
	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)
South Africa			
Vaal River			
Great Noligwa	0.000	–	0.000
Kopanang	0.000	–	0.000
Moab Khotsong	0.000	–	0.000
Tau Lekoa	0.000	–	0.000
West Wits			
Mponeng	0.000	–	0.000
Savuka	0.000	–	0.000
TauTona	0.000	–	0.000
Surface [2]	0.000	–	0.000
Surface			
Surface sources [2]	0.000	–	0.000
Ergo [2]	0.000	–	0.000
Argentina			
Cerro Vanguardia (92.5%)	0.077	0.205	0.016
Australia			
Boddington (33.33%)	0.000	–	0.000
Sunrise Dam	5.310	0.050	0.263
Brazil			
AngloGold Ashanti Mineraçáo	0.044	0.226	0.010
Serra Grande (50%)	0.047	0.203	0.010
Ghana			
Bibiani	0.000	–	0.000
Iduapriem (85%)	0.536	0.048	0.026
Obuasi	3.307	0.018	0.058
Guinea			
Siguiri (85%)	23.982	0.016	0.378
Mali			
Morila (40%)	3.536	0.069	0.243
Sadiola (38%)	3.039	0.057	0.173
Yatela (40%)	0.569	0.039	0.022
Namibia			
Navachab	1.286	0.054	0.069
Tanzania			
Geita	0.826	0.084	0.069
United States of America			
Cripple Creek & Victor	0.000	–	0.000

Note: The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

(1)   *Attributable to AngloGold Ashanti.*
(2)   *Centralized operations treating material on surface that was previously generated by several underground operations.*

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable Ore Reserves include the following stockpile material:

Stockpiles [1]	At December 31, 2004		
	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)
South Africa			
Vaal River			
Great Noligwa	0.000	–	0.000
Kopanang	0.000	–	0.000
Moab Khotsong	0.000	–	0.000
Tau Lekoa	0.000	–	0.000
West Wits			
Mponeng	0.000	–	0.000
Savuka	0.000	–	0.000
TauTona	0.000	–	0.000
Surface [2]	0.000	–	0.000
Surface			
Surface sources [2]	169.634	0.017	2.861
Ergo [2]	4.973	0.011	0.053
Argentina			
Cerro Vanguardia (92.5%)	0.023	0.490	0.011
Australia			
Boddington (33.33%)	0.180	0.024	0.004
Sunrise Dam	1.706	0.100	0.171
Brazil			
AngloGold Ashanti Mineraçáo	0.048	0.235	0.011
Serra Grande (50%)	0.029	0.273	0.008
Ghana			
Bibiani	1.379	0.052	0.071
Iduapriem (85%)	0.546	0.046	0.025
Obuasi	0.000	–	0.000
Guinea			
Siguiri (85%)	17.514	0.017	0.296
Mali			
Morila (40%)	3.340	0.061	0.203
Sadiola (38%)	2.748	0.052	0.144
Yatela (40%)	0.882	0.054	0.048
Namibia			
Navachab	1.045	0.032	0.033
Tanzania			
Geita	1.371	0.036	0.050
United States of America			
Cripple Creek & Victor	0.000	–	0.000

Note: The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

(1)   Attributable to AngloGold Ashanti.
(2)   Centralized operations treating material on surface that was previously generated by several underground operations.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable Ore Reserves include the following stockpile material:

Stockpiles [1]	At December 31, 2005		
	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)
South Africa			
Vaal River			
Great Noligwa	0.000	–	0.000
Kopanang	0.000	–	0.000
Moab Khotsong	0.000	–	0.000
Tau Lekoa	0.000	–	0.000
West Wits			
Mponeng	0.000	–	0.000
Savuka	0.000	–	0.000
TauTona	0.000	–	0.000
Surface [2]	0.000	–	0.000
Surface			
Surface sources [2]	0.000	–	0.000
Ergo [2]	0.000	–	0.000
Argentina			
Cerro Vanguardia (92.5%)	0.070	7.01	0.492
Australia			
Boddington (33.33%)	0.000	–	0.000
Sunrise Dam	4.817	1.70	8.178
Brazil			
AngloGold Ashanti Mineraçáo	0.040	7.76	0.311
Serra Grande (50%)	0.043	6.97	0.296
Ghana			
Bibiani	0.000	–	0.000
Iduapriem (85%)	0.486	1.66	0.807
Obuasi	3.000	0.60	1.800
Guinea			
Siguiri (85%)	21.756	0.54	11.744
Mali			
Morila (40%)	3.208	2.36	7.555
Sadiola (38%)	2.757	1.95	5.373
Yatela (40%)	0.517	1.33	0.688
Namibia			
Navachab	1.167	1.85	2.160
Tanzania			
Geita	0.750	2.88	2.159
United States of America			
Cripple Creek & Victor	0.000	–	0.000

(1) Attributable to AngloGold.
(2) Centralized operations treating material on surface that was previously generated by several underground operations.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable Ore Reserves include the following stockpile material:

Stockpiles [1]	At December 31, 2004		
	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)
South Africa			
Vaal River			
Great Noligwa	0.000	–	0.000
Kopanang	0.000	–	0.000
Moab Khotsong	0.000	–	0.000
Tau Lekoa	0.000	–	0.000
West Wits			
Mponeng	0.000	–	0.000
Savuka	0.000	–	0.000
TauTona	0.000	–	0.000
Surface [2]	0.000	–	0.000
Surface			
Surface sources [2]	153.889	0.580	88.983
Ergo [2]	4.511	0.360	1.644
Argentina			
Cerro Vanguardia (92.5%)	0.021	16.81	0.351
Australia			
Boddington (33.33%)	0.000	–	0.000
Sunrise Dam	1.548	3.44	5.326
Brazil			
AngloGold Ashanti Mineraçáo	0.044	8.07	0.351
Serra Grande (50%)	0.027	9.37	0.249
Ghana			
Bibiani	1.251	1.77	2.216
Iduapriem (85%)	0.496	1.57	0.778
Obuasi	0.000	–	0.000
Guinea			
Siguiri (85%)	15.888	0.58	9.217
Mali			
Morila (40%)	3.030	2.08	6.315
Sadiola (38%)	2.493	1.80	4.483
Yatela (40%)	0.800	1.86	1.485
Namibia			
Navachab	0.948	1.09	1.029
Tanzania			
Geita	1.244	1.25	1.549
United States of America			
Cripple Creek & Victor	0.000	–	0.000

(1)   Attributable to AngloGold.
(2)   Centralized operations treating material on surface that was previously generated by several underground operations.

Drill hole spacing: Imperial

In determining the proven and probable Ore Reserves, AngloGold Ashanti applied the following drill hole spacings:

	Drill Hole Spacings	
	Proven Ore Reserves	**Probable Ore Reserves**
South Africa		
Underground sources	Ore body opened up, developed and sampled on a 7 – 10 foot spacing on raise lines and on a 16 x 16 grid thereafter	From a 130 x 130 foot spacing up to 3200 x 3200 foot spacing
Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
Argentina		
Cerro Vanguardia	16 x 41 feet	33 x 82 feet
Australia		
Boddington	The average weighted distance to samples must be less than 131 feet of block centroid and more than 25 samples must have been used in the estimation	The average weighted distance to samples must be less than 197 feet of block centroid and more than 15 samples must have been used in the estimation
Sunrise Dam	82 x 82 feet	131 x 131 feet
Brazil		
AngloGold Ashanti Mineraçáo	Two adjacent levels of ore body opened up, developed and sampled on a 217 x 7 foot interval. Drilling pattern of 196 x 65 feet for Cuiaba Expansion Project.	Two adjacent levels of ore body opened up, developed and sampled on a 217 x 7 foot interval. Drilling pattern of 196 x 65 feet for Cuiaba Expansion Project.
Serra Grande (50%)	33 x 66 feet and 49 x 98 feet	164 x 328 feet
Ghana		
Bibiani	98 x 98 feet	197 x 197 feet
Iduapriem	164 x 164 feet	164 x 246 feet
Obuasi - Surface	66 x 66 feet	98 x 98 feet
Obuasi - Underground	66 x 66 feet	197 x 197 feet
Guinea		
Siguiri	82 x 82 feet	82 x 164 feet
Mali		
Morila	33 x 33 feet	98 x 98 feet
Sadiola	82 x 82 feet	82 x 82 feet and 115 x 148 feet
Yatela	33 x 33 feet and 82 x 82 feet	115 x 145 feet
Namibia		
Navachab	16 x 33 feet and 66 x 66 feet	41 x 82 feet and 98 x 98 feet
Tanzania		
Geita	66 x 66 feet	131 x 131 feet
USA		
Cripple Creek & Victor	98 x 98 feet	98 x 98 feet

Drill hole spacing: Metric

In determining the proven and probable Ore Reserves, AngloGold Ashanti applied the following drill hole spacings:

	Drill Hole Spacings	
	Proven Ore Reserves	**Probable Ore Reserves**
South Africa		
Underground sources	Ore body opened up, developed and sampled on a 2 – 3 meter spacing on raise lines and on a 5 x 5 grid thereafter	From a 40 x 40 meter spacing up to 1000 x 1000 meter spacing
Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
Argentina		
Cerro Vanguardia	5 x 12.5 meter	10 x 25 meter
Australia		
Boddington	Must lie within the A$425 shell and have a borehole within 17 meter of block centroid	Must lie within the A$425 shell and have a borehole within 34 meter of block centroid
Sunrise Dam	25 x 25 meter	40 x 40 meter
Brazil		
AngloGold Ashanti Mineraçáo	Two adjacent levels of ore body opened up, developed and sampled on a 66 x 2 meter interval. Drilling pattern of 60 x 20 for Cuiabá Expansion Project.	Two adjacent levels of ore body opened up, developed and sampled on a 66 x 2 meter interval
Serra Grande (50%)	15 x 30 meter	50 x 100 meter
Ghana		
Bibiani	30 X 30 meter	60 x 60 meter
Iduapriem	50 x 50 meter	50 x 75 meter
Obuasi – Surface	20 x 20 meter	30 x 30 meter
Obuasi - Underground	20 x 20 meter	60 x 60 meter
Guinea		
Siguiri	25 x 25 meter	25 x 25 meter
Mali		
Morila	20 x 20 meter	40 x 40 meter
Sadiola	25 x 25 meter	25 x 50 meter
Yatela	25 x 25 meter	35 x 45 meter
Namibia		
Navachab	12.5 x 12.5 meter	25 x 25 meter
Tanzania		
Geita	20 x 20 meter	40 x 40 meter
USA		
Cripple Creek & Victor	30.5 x 30.5 meter	30.5 x 30.5 meter

Research and development

AngloGold Ashanti's approach to research and development is a combination of external private and collaborative research and in-house research based at the operations.

The primary external collaborative research programs include:
- electric drilling: significant progress is being made at TauTona in several key performance areas. Productivity improvements of approximately 15 percent have been achieved in terms of drilling rates and the number of machine operators required for production. Improvements in the cost per meter drilled now allow the unit to compete well with pneumatic machines at the mine. As drilling and blasting is the fundamental rock-breaking process in deep-level, narrow-vein hard-rock mining, the overall objective of a more energy-efficient stope is to move away from compressed air as the primary source of energy.
- the AMIRA projects:
  – P9N: research into increasing efficiency in comminution and flotation;
  – P420c: research into the gravity and leaching characteristics of gold extraction from both free milling ores and refractory ores; and
  – P266d: research into improving the performance of thickeners.
- a University of British Columbia Canada project researching the use of thiosulphate as an alternative lixiviant to cyanide;
- a research project to develop the scale-up data for the thiosulphate gold leaching process; and
- the Mintek (a South African metallurgical research centre based in Johannesburg)

research project, AuTEK, commissioned to develop new industrial uses for gold. The principal fields being investigated are those of catalysis, medical, biological and the nanoparticle.

Primary in-house research programs being carried out in conjunction with private external technology suppliers are to:
- investigate aspects of open-pit wall stability design (including risk analysis design) and continuous slope stability measurement;
- investigate the use of GPS systems for drill blast hole location, truck monitoring and the management of ore placement on heaps;
- enhance the engineering design of the New Era Loco as an operational energy modeling system;
- investigate the arsenic compounds precipitated in the process plant and their long-term stability when discharged to tailings storage facilities;
- investigate variations to the mine-to-mill process so as to improve blasting efficiencies and effectiveness, monitor fragmentation and improve energy efficiencies in the comminution process. The aim is to reduce energy and costs and improve material handling efficiencies;
- develop expert control systems in both comminution and leaching/gold recovery circuits; and
- develop and test a chiller performance software program – the final outstanding research project within the Future Mine program.

In addition, AngloGold Ashanti's wholly owned subsidiary, ISS International Ltd, (ISSI), is a global company specializing in seismic monitoring of mines, engineering structures and earthquakes. The company initiates and undertakes both broad-based and focused research and development to enhance the safety of those working in mining by developing effective monitoring and warning technology systems. ISSI functions on the international stage and its involvement in seismic matters extends well beyond the mining environment;

As a signatory of the International Cyanide Management Institute (ICMI) a decision was taken by AngloGold Ashanti to comply with the International Cyanide Management Code. Consequently, all process operations group-wide for AngloGold Ashanti have been audited by the in-house corporate Cyanide Management Code audit team. Areas of improvement have been identified at the operations and a schedule is in place for the operations to undergo their ICMI external audit to verify compliance with the International Cyanide Management Code. In addition, extensive cyanide speciation studies have been conducted in conjunction with Mintek at the various plants in the South Africa region to determine, on both a macro and a micro-scale, the environmental impacts of cyanide in residue material. This has enabled a clearer understanding of the environmental impacts of cyanide and has led to the implementation of a strategy to ensure compliance with the requirements of the International Cyanide Management Code.

Cyanide management covers:

- compliance with the International Cyanide Management Code;
- consumption by installation of continuous cyanide and weak-acid dissociable cyanide measuring devices with process control base on a forward control loop;
- cyanide recovery using the Hannah process system;
- cyanide destruction using a number of proprietary processes; and
- cyanide destruction based on bacteria destruction of cyanide compound.

Global exploration

The replacement of production ounces through near-mine (brownfields) exploration continued to remain a high priority for AngloGold Ashanti in 2005. During the year, brownfields exploration activities continued around the group's main operations in Argentina, Australia, Brazil, Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA. Greenfields exploration activities in 2005 were primarily focused on the Democratic Republic of Congo (DRC), Colombia, Alaska, Laos, Philippines, Mongolia, China, and Russia, with exploration in the relatively mature terrains of Peru, Tanzania, Ghana, and Mali being curtailed. Whilst the principal objective of the greenfields exploration group is to discover new long-life, low-cost mines for AngloGold Ashanti, the company will seek to optimize value in exiting or selling those exploration assets that do not meet its internal growth criteria and also by opportunistically investing in prospective junior exploration companies.

During 2005 the total exploration expenditure amounted to $79 million, of which $42 million was spent on brownfields exploration. The remainder, $37 million, was spent on greenfields exploration in Colombia, Peru, Alaska, Mongolia, China, Russia, Ghana, South East Asia, Australia and the DRC. Exploration expenditure is expected to total $91 million in 2006, $55 million on brownfields and $36 million on greenfields exploration.

Argentina

At Cerro Vanguardia, ongoing reconnaissance and resource definition drilling added a total of 0.14 million ounces to the Mineral Resource principally from the Loma Sur, Atila, Zorro and newly-discovered Serena veins. Data derived from a detailed ground magnetic survey is currently being processed, to identify additional new blind mineralized veins.

Australia

Drilling at Sunrise Dam intersected numerous, narrow high-grade lodes beneath the current pit which have become accessible from the Daniel decline development to the south. Near-mine activities concentrated on testing underground strike extensions and the Carey Shear potential at depth.

Through the Tropicana Joint Venture with Independence Group NL, AngloGold Ashanti has earned a 70 percent interest in a 7,500 square kilometer tenement package that lies some 200 kilometers east-south-east of Sunrise Dam and within the Proterozoic-age Albany-Fraser Mobile Belt. No significant gold exploration has previously been undertaken in the Tropicana district. In addition to the Tropicana, Rusty Nail and Kamikaze prospects, where initial drilling has been conducted, extensive anomalies have been identified by an ongoing soil sampling campaign, with data having been collected over approximately 60 percent of the ground holding.

Mineralization at the Tropicana prospect has been identified over a strike length of greater than one kilometer by drilling and induced polarization (IP) geophysical surveys. Significant intersections from wide-spaced diamond and reverse circulation drilling include 32 meters at 6.6g/t, 9 meters at 6.3g/t, 20 meters at 2.3g/t, 26 meters at 2.2g/t, as well as 10 meters at 4.1g/t and 38 meters at 3.0g/t and also 10 meters at 7.9g/t. An IP geophysical survey and limited drilling, completed late in the year, have identified a parallel zone of mineralization.

At Yarmana, drilling results were disappointing and the project, together with a number of projects in the Yilgarn and Tanami regions were divested, completing the rationalization of the Australia region's greenfields exploration program.

Brazil

Brownfields exploration continued on the company's leases in the Iron Quadrangle in Minas Gerais State, where the Cuiabá and Córrego do Sítio mines and the Lamego prospect are located, and also at Serra Grande near Crixás.

At Córrego do Sítio, exploratory underground development in the Cachorro Bravo orebody was ongoing and continued to confirm the lateral and down-dip continuity of the mineralization at anticipated thicknesses and grades. Ongoing surface and underground drilling of the deeper oxide and sulphide mineralization added 1.39 million Mineral Resource ounces during 2005, principally at the Laranjeiras orebody, bringing the total Mineral Resource to 2.50 million ounces at 7.09g/t. Underground development drilling is continuing and a pre-feasibility study is in progress.

At Lamego, late in 2005, exploratory underground development accessed the higher grade Carruagem orebody, and further evaluation of the mineralization is planned.

At Crixás, the testing of targets in the mine area is ongoing but no significant Mineral Resources were added this year.

Canada

In 2005 the company decided to convert all of its remaining interests in the Red Lake Mining District in Ontario into a royalty position.

China

During 2005, project generation activities identified a number of exploration projects and discussions are in progress to proceed with these through co-operative joint ventures.

Colombia

During 2005, AngloGold Ashanti continued with early-stage exploration in Colombia and one target was drill-tested with negative results. Numerous targets will be followed up and drill-tested in 2006.

Democratic Republic of Congo (DRC)

Drilling commenced at Mongbwalu in 2005 and the results support historical tonnage and grade estimates of 1.2 million ounces at 9.9g/t. A 3 million ounce inferred Mineral Resource is being targeted at Addidi/Kanga D7 in 2006 and definition drilling will commence in the 10-kilometre by 15-kilometre Mongbwalu Ridge region. This is in addition to drill-testing of both high-grade, underground vein and lower-grade, open-pit targets. An evaluation of the regional upside will also commence given that the current concession covers virtually the entire Kilo Greenstone Belt.

Ghana

All satellite exploration activities were stopped, with the properties either being disposed of or ceded back to the license holders.

At Obuasi, a target generation exercise has identified several surface targets that require follow-up in 2006. Progress on the two surface holes, which are anticipated to intersect the Obuasi Fissure at 3,400 meters below the surface, has been slow due to technical drilling problems.

Guinea

The oxide exploration program at Siguiri has delineated a total of 0.67 million ounces of new Mineral Resources, of which 0.57 million ounces were delineated at Kintinian, which is situated 5 kilometers to the north of the current operations.

Laos

A desktop review in conjunction with geochemical sampling and regional reconnaissance mapping was undertaken to assess prospective areas under the joint venture with Oxiana Limited and has defined three priority areas.

Mali

AngloGold Ashanti terminated greenfields exploration in the south of Mali in 2005 and has divested the exploration properties.

At Sadiola, three oxide targets will require follow up drilling in 2006.

At Morila, exploration drilling focused mainly on the Samacline target approximately 800 meters to the north-west of the main orebody. A broad envelope of lower grade mineralization (1g/t – 4g/t) which at times hosts discrete lenses of higher grades (+5g/t), has formed the basis of conceptual modeling to test the viability of a small-scale underground operation. A regional drilling program commenced in late 2005.

Mongolia

Drilling at the Altun Uul project, in the south-west Gobi, has revealed a mid-size, low-gold tenor shearrelated system, with limited upside and AngloGold Ashanti has withdrawn from the area. Two epithermal projects, Elgen Uul and Bayan Adraga will require follow-up work in 2006.

Namibia

At Navachab, exploration focused on the Grid A West and East areas, located 5 kilometers from the Navachab mine.

Peru

All exploration activities were terminated and the tenements and data packages are either being sold or farmed out to third parties.

Philippines

Reconnaissance investigations have commenced in one of the areas defined in the strategic alliance with Red 5 Limited, which is located approximately 20 kilometers north of the Siana Gold Project.

Russia

AngloGold Ashanti continues to explore a number of avenues to build an exploration portfolio, including an association with strategic local partners and various properties were investigated in 2005. Through its technical consultancy agreement and board representation, AngloGold Ashanti continues to support Trans-Siberian Gold in the proposed development of its Asacha and Veduga projects. An increased involvement in the management of Trans-Siberian Gold has been implemented to facilitate decisions on the future of the Asacha and Veduga projects in the medium term. Further, through an exploration alliance with Eurasia plc, another AIM listed company, prospects are being identified in the Chita and Buyat regions of Russia.

South Africa

Three surface boreholes were completed in the Vaal River area during 2005. Borehole JAL1, drilled to the south-west of Kopanang, returned an average value of 11.11g/t over 32.9 centimeters (yielding 365 cm g/t), resulting in a modified gold value and tonnage for the nearby Edom property. Drilling of two boreholes is in progress in the Moab Khotsong "Lower Mine" project area, to test the grade and structure.

Tanzania

Detailed soil geochemistry, geological mapping and sampling in the Kigosi North properties focused on targets generated from an airborne geophysical survey. The exploration of these properties takes place under an option agreement with Tan Range Exploration Corporation.

At Mkurumu, a joint venture with Anglo Tanzania Gold Limited, a wholly owned subsidiary of Draig Mineral Developments Limited, was signed and they are the operators of the project. Detailed mapping and systematic soil sampling was started in 2005.

At Geita, exploration activities focused on orebody extension and regional exploration at Nyamulilima Hill, and in the gaps between the existing orebodies within the three main mineralized trends at Nyamulilima, Kukuluma- Matandani and Geita-Nyankanga.

United States

At Cripple Creek & Victor, drilling at a 120 meter spacing delineated four new, open-ended, mineralized zones with potential upside, which will be followed up in 2006.

In 2005, AngloGold Ashanti focused its North American greenfields exploration in Alaska with the drilling of three projects and regional target generation activities. Two of the three projects drilled - Lost Mine South (LMS) and Terra, returned positive results and identified open-ended ore zones with potential upside. The LMS discovery is a low-angle, high-grade vein system, located 40 kilometers south-west of the Pogo mine and within 15 kilometers of existing infrastructure. The Terra discovery consists of a series of low sulphidation, high-grade veins within a new epithermal district in the western Alaska Range. The development of both of these new discoveries was from the follow-up of the 2004 target generation program. In 2005, the regional target generation program defined five new projects, which will be explored in 2006.

The ER and Eagle projects, near Pogo, were divested. In addition, AngloGold Ashanti vended its Nevada database into an exploration alliance with Canadian junior, Redstar Gold Corporation. The alliance provides AngloGold Ashanti with a claw-back right on any new project developed during the vesting period.

Competition

As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold Ashanti does not consider that competition for sales plays any role in its operations as a gold producer. However, gold producers do compete against each other for acquisition and exploration opportunities.

Intellectual property

AngloGold Ashanti and its subsidiary companies hold the right to use certain proprietary technology and intellectual property, including patented technology and other forms of protected intellectual property. These rights relate to various aspects of the company's business, from routine software and related computer technology in support of office operations, to intellectual property contained and/or used in the mining and mineral processing operations. AngloGold Ashanti, as a group, is not dependent on these various forms of intellectual property for the conduct of its business as a whole.

Sustainable Development: Safety, Health, environmental and social development.

AngloGold Ashanti will publish its Report to Society 2005, a copy of which will be filed with the SEC under Form 6-K, on or about March 24, 2006. A fully-interactive web-based report will be accessible at the company's website at www.anglogoldashanti.com. This report covers issues pertaining to social development in line with AngloGold Ashanti's values and business principles and the Global Reporting Initiative Guidelines prepared on a country and operational basis. The information provided below under the heading 'Country/operation report', has mainly been extracted from this report and provides, where applicable, some examples of AngloGold Ashanti's commitment to and involvement in these regions.

- *Corporate Governance*

The Safety, Health and Sustainable Development Committee of the board has as its brief, the evaluation of social, economic, environmental and health impacts of the company's operations on both local and global communities and the achievement of a sustainable balance between economic and social development with due regard to:

- the safety of its employees, which remains fundamental to the sustainability of AngloGold Ashanti's business;
- the health of its employees; and
- the impact of its operations on the environment.

One of the stated primary objectives of this committee is to strive towards the elimination of all work-related accidents and diseases, and the committee conducts on-site inspections on matters of serious concern. For details of the Safety, Health and Sustainable Development Committee, see 'Item 6C.: Board practices – Board sub-committees'.

The management of safety and health issues at an operational level falls under the auspices of the chief operating officers, who are supported by line management. Responsibility for safety and health has been devolved to operational line management, down to the level of first line supervisor. The actual operational structure varies from operation to operation, however, at each of the operations, workforce appointed representatives play an essential role in addressing issues of safety and health with management.

AngloGold Ashanti is committed to complying with all relevant laws, regulations and standards applicable to the countries in which its operations are located. In the absence of appropriate laws, regulations or standards, or where these are perceived to be inadequate, the company will adopt standards reflecting best practice. Considerable resources and effort are dedicated to identifying and implementing best practice across the company, as well as addressing specific problem areas as they arise.

- *Safety*

Regrettably, 25 employees lost their lives in work-related accidents during 2005 compared with 32 fatalities (of which one was subsequently ruled not to be an occupation-related accident) were recorded in 2004. Of the fatalities in 2005, 17 of these employees were employed at the South African operations, seven employees died at Obuasi Mine in Ghana, and one employee died at AngloGold Ashanti Mineração in Brazil. The primary cause of fatal accidents in the South Africa region remains falls of ground (60 percent), with seismically-induced falls of ground accounting for 58 percent of all fatalities. Other primary causes were transport related accidents (6 percent) and employees falling during excavation activities (6 percent). Insofar as the management of falls of ground is concerned, the Fall of Ground Management (FOGM) strategy has now been fully implemented in the South African operations. The focus in 2005 was on the behavioral aspects or mindset of the workforce. The objective for 2006 is to integrate all areas of the FOGM strategy – mine design, support standards, monitoring and research, and mindset – that have been implemented over the past few years.

For 2005, AngloGold Ashanti's Fatal Injury Frequency Rate ('FIFR') was 0.14 per million man hours worked – a 26 percent improvement on 2004's rate of 0.19. Regrettably, the lost time injury frequency rate ('LTIFR') rose by 3 percent to 6.75, from 6.56 the previous year. This was the first year-on-year increase since 1998. However, the figures still show a 55 percent improvement over the seven years since 1998, when the LTIFR was 14.52.

Safety Statistics

- **Fatal injury frequency rate (FIFR) (per million man hours)**

	2005	2004	2003
Argentina			
Cerro Vanguardia	0.00	0.00	0.00
Australia			
Sunrise Dam	0.00	0.00	0.00
Brazil			
AngloGold Ashanti Mineração	0.18	0.00	0.20
Serra Grande	0.00	0.00	0.00
Ghana			
Obuasi	0.29	0.00	–
Bibiani	0.00	0.00	–
Iduapriem	0.00	0.00	–
Guinea			
Siguiri	0.00	0.00	–
Mali			
Sadiola	0.00	0.00	0.31
Yatela	0.00	0.00	0.00
Morila	0.00	0.32	0.31
Namibia			
Navachab	0.00	0.00	0.00
South Africa			
Mponeng	0.21	0.37	0.33
TauTona	0.29	0.86	1.10
Savuka	0.00	0.73	0.47
Great Noligwa	0.22	0.26	0.32
Kopanang	0.07	0.06	0.41
Tau Lekoa	0.41	0.19	0.09
Moab Khotsong	0.16	0.22	0.00
Ergo	Closed	0.00	0.00
Tanzania			
Geita	0.00	0.00	0.00
United States of America			
Cripple Creek & Victor	0.00	0.00	0.00
Group	**0.29**	**0.19**	**0.29**

AngloGold Ashanti uses both leading and lagging indicators in monitoring safety performance. Lagging indicators (such as LTIFR) are those that have traditionally been used to measure actual performance. Through the company's risk management program, it is now possible to identify, at operational level, most of the significant risks and then to establish the related leading indicators. These indicate a predisposition to an event or situation that could precipitate or be conducive to an accident or incident. For example, excessive overtime worked in a section could be conducive to fatigue, and consequently heighten the risk of accidents.

Lost time injury frequency rate (LTIFR) (per million man hours)

	2005	2004	2003
Argentina			
Cerro Vanguardia	3.09	6.66	7.95
Australia			
Sunrise Dam	3.06	3.73	6.05
Brazil			
AngloGold Ashanti Mineração	2.95	1.56	4.04
Serra Grande	2.39	1.21	1.94
Ghana			
Obuasi	2.89	2.53	–
Bibiani	0.86	0.00	–
Iduapriem	0.58	0.00	–
Guinea			
Siguiri	0.64	0.94	–
Mali			
Sadiola	1.30	1.13	0.31
Yatela	1.25	0.76	2.92
Morila	2.17	1.94	3.78
Namibia			
Navachab	3.02	0.90	3.60
South Africa			
Mponeng	12.20	9.50	9.81
TauTona	10.61	11.40	8.24
Savuka	14.13	12.92	17.57
Great Noligwa	12.13	10.04	9.83
Kopanang	11.51	12.96	14.08
Tau Lekoa	14.58	15.43	25.96
Moab Khotsong	12.98	6.70	7.11
Ergo	Closed	1.90	1.75
Tanzania			
Geita	0.79	1.00	0.79
United States of America			
Cripple Creek & Victor	0.00	0.00	3.22
Group	**6.75**	**6.56**	**8.83**

- *Audits*

Both internal and external audits are conducted on a regional and operational basis. Twelve of AngloGold Ashanti's operations have, until recently, used the National Occupational Safety Occupation (NOSA) systems for safety management, and external audits for certification. NOSA had been in existence for 54 years but was placed into provisional liquidation in May 2005. The principles underlying the NOSA system have been retained by the operations concerned, and plans to use an alternative specification, OSHAS 188001, are under way.

- *Health*

AngloGold Ashanti continues to provide comprehensive health care services to employees either through its subsidiary, AngloGold Health Service ('AHS'), in South Africa, or overseen by AHS elsewhere in Africa, or through mine-based and external health care service providers elsewhere in the world.

The most significant occupational health threats to AngloGold Ashanti are noise-induced hearing loss (NIHL) and occupational lung disease (OLD) as well as TB in South Africa and malaria in Africa. The health threats presented in the occupational environment are greater in the South African operations as a consequence of deep-level mining operations (heat, dust and noise) and the incidence of HIV/AIDS.

In 2004 Aurum Health Research, then a subsidiary of AHS, was granted $14 million (over a five year period) by the Bill and Melinda Gates Foundation, for a major HIV-TB research project. The grant is part of a larger award to the international Consortium to Respond Effectively to the AIDS/TB Epidemic (CREATE) to research strategies for TB control. On February 1, 2005, Aurum Health converted to an association not for gain and accordingly, ceased to be a subsidiary.

The research being conducted by Aurum follows extensive consultation and collaboration with several South African gold mining companies, the South African government departments of Health, Labor, and Minerals and Energy and organized labor. The aim of this research program is to determine the effects of community-wide preventive therapy on TB rates in the South African gold mining industry.

- *Environment*

AngloGold Ashanti recognizes that the long-term sustainability of its business is dependent upon good stewardship in both the protection of the environment and the efficient management of the exploration and extraction of Mineral Resources.

AngloGold Ashanti is committed to complying with all legislation and regulations pertaining to the environment. Operations are subject to the environmental laws and regulations applicable to the countries in which they operate. Where no such laws exist, or where they are perceived to be inadequate, operations are guided by the company's business principles, environmental policy and good practice.

During 2005, the company formally adopted ISO 14001* as the standard for the group's environmental management system. A number of operations (in Argentina, Brazil, Ghana and Tanzania) already have ISO 14001 certification. The intention is to achieve certification for all the company's operations by the end of 2006.

The following operations are currently ISO 14001 certified:

Country	Operation	Date achieved	Certified by	Valid until
Argentina	Cerro Vanguardia	July 2002	National Quality Assurance (NQA) – USA	May 2006
Brazil	AngloGold Ashanti Mineração	March 2004	National Quality Assurance (NQA) – USA	May 2007
	Serra Grande	March 2004	National Quality Assurance (NQA) – USA	March 2007
Ghana	Bibiani	February 2003	DLIQ Certification Services	February 2006
	Iduapriem	January 2004	DLIQ Certification Services	January 2007
Tanzania	Geita	July 2001	DLIQ Certification Services	July 2007

- *The International Organization for Standardization (ISO) is a network of national standards institutes from 146 countries, co-coordinated by a central secretariat in Geneva, Switzerland. ISO 14001 focuses specifically on environmental management systems.*

The International Cyanide Code has been adopted as the standard for cyanide management within AngloGold Ashanti and substantial progress has been made with its implementation across the group.

AngloGold Ashanti is one of the initial signatories to the Code. These 14 signatories, announced in November 2005, include nine gold mining companies and five cyanide manufacturing and transport companies, covering more than 80 facilities worldwide and representing approximately 36 percent of the gold presently being mined in the world.

The code covers nine key areas: cyanide production, the transport of cyanide to mine sites, the handling and storage of reagent cyanide, on-site use and management of cyanide, the decommissioning of facilities, worker safety, emergency responses, training and communication with the public.

In becoming a signatory, a company commits itself to following the code's principles and implementing its standards of practice, and to having verification audits of its individual operations conducted by independent third-party auditors within three years of its initial application and every three years thereafter.

In all jurisdictions in which the group operates, the company is required to provide financial assurance – in a form prescribed by law – to cover some or all of the costs of the anticipated closure and rehabilitation for the operations. Rehabilitation refers to the process of reclaiming or restoring mined land to the condition which existed prior to mining or to a pre-determined, agreed use post mining.

Closure plans are devised prior to the commencement of operations and are regularly updated based on the life-of-mine projections. Although the final cost that will be incurred at closure is not definite, provision is made during mine life. Total estimated undiscounted environmental liability (rehabilitation and mine closure costs) at December 31, 2005 amounted to $425.9 million compared with the 2004 estimate of $350.1 million.

In South Africa, the newly-enacted Mineral and Petroleum Resources Development Act (MPRDA) has emphasized the need for companies to cover all financial liabilities related to closure, decommissioning and rehabilitation at all times during all phases of the mines' operations.

In South Africa, the shortfall between the presently declared environmental liabilities and the present balance in the Trust Fund designed to cover these is $305 million. It has recently been agreed with the Department of Minerals and Energy (DME) that a joint task team will address the issue by revisiting the original agreement formulated three years ago.

The total undiscounted estimated environmental liability attributable to AngloGold Ashanti as at December 31, 2005 is made up as follows:

Country	Total estimated liability ($ million) 2005	Total estimated liability ($ million) 2004	Comments
Argentina	15.4		Figures for Argentina and Brazil were previously combined. Reduced costs, for both countries, are attributable to rehabilitation works carried out in 2005, exchange rate variations and adjustments made to the attributable portions of the company shareholdings.
Brazil[)]	22.5	38.9	
Australia	58.7	38.3	
Ghana	43.1		The upward revision of the Obuasi closure cost is a result of ongoing negotiations with the Ghanaian EPA regarding the rehabilitation program and the mine's closure plans.
Guinea	11.1		Adjustments are a result of the plant expansion and a revision of the closure plan incorporating a more conservative approach to closure cost estimation.
Mali	34.6	39.5	These figures were previously combined. At Yatela, the increase accommodates closure and rehabilitation of several new leach pads. At Sadiola, the decrease is a result of a revised estimate, excluding retrenchment costs and rehabilitation carried out as a result of ongoing efforts. At Morila, the increase is due to a revised closure plan which affects the slope of the pit walls.
Namibia[)]	2.4		
Tanzania	33.0	45.3	At Geita, the increase is due to a revision of the closure plan, including quantity survey, which resulted in more accurate estimation of costs.
South Africa	157.0	133.2	Trust Fund – Balance 31 December 2005 was $85
United States of America	48.1	55	
Total	**425.9**	**350.2**	

(1)   All calculations are based on the 2005 business plan. Under South African law, AngloGold Ashanti is required to estimate its environmental closure and final rehabilitation costs and to use this estimate to make periodic cash contributions to an environmental trust fund, created in accordance with rehabilitation obligations of those operations.
(2)   Includes accumulative growth in the Trust Fund of $40 million.

(3)   For operations in Argentina, Australia, Brazil, Mali, Namibia and Tanzania, the obligations are based upon the company's net interest. The obligations will be funded from existing cash resources and future cash flows.

(4)   The total estimated liability is based on the amounts agreed with various federal and state governmental agencies, and AngloGold Ashanti North America Inc. has posted reclamation bonds and letters of credit aggregating approximately $49 million to cover these potential rehabilitation obligations. As allowed under State of Colorado law, amounts posted are based on rehabilitation obligations incurred to date and will be increased as additional rehabilitation obligations are incurred until full build-out of Amendment No. 8, as approved, is achieved.   AngloGold Ashanti has provided a guarantee for these obligations.

(5)   The cash deposit is calculated on the anticipated closure and rehabilitation costs.

In line with AngloGold Ashanti's reporting protocols, major environmental incidents are reported to regional management, as well as the corporate environmental office, within 24 hours of the time that the operational management becomes aware of the incident. A major environmental incident is defined as 'an event, action or non-conformance with a procedure that results, or has the potential to result, in an adverse impact on the surrounding environment; or any event, action or occurrence that is contrary to the AngloGold Ashanti business principles'.

Different regions may have slightly different definitions for these levels of reporting. However, they all attribute one or both of the following two characteristics to a major incident:
- The incident could affect the company's reputation; or
- Result in a cost to the company exceeding $100,000 including fines, compensation, clean-up, loss of production, anticipated litigation costs, etc.

In line with this, 24 high-level incidents were reported to the board during 2005. These reported environmental high-level or major incidents are:

Country/operation	Nature of incident	Action taken
Argentina Cerro Vanguardia	An anomalously high value for HCN gas was detected in the Cyanosorb plant	This was promptly corrected with no impact on people or the environment.
Australia Sunrise Dam	No major incidents	
Brazil AngloGold Ashanti Mineração	At Queiroz Plant, a higher incidence of copper was detected in effluents from the treatment of old tailings deposited in the Nova Lima area.	Monitoring determined that there was no adverse effect on flora and fauna. At year end, with the conclusion of tailings re-treatment, water quality has returned to permitted levels
Ghana Obuasi	A tailings spillage from Sansu tailings dam resulted in approximately 4,000,000m^3 of water entering the Nyam River	On detection, the damaged portion of the dam, which was caused by artisanal miners' activities, was repaired. Security around the dam was also stepped up to prevent future damage to dam walls.
	The Kokoteasua tailings re-treatment sumps overflowed resulting in the flooding of a school and a number of residences downstream of this facility.	The sumps have been cleaned and storm-water drainage control has been improved. The school and houses downstream were cleaned and appropriate compensation was administered
	Two birds (crows) died on February 19, 2005 after drinking from a pool of arsenic-contaminated water at the new arsenic storage yard.	The arsenic store has been covered with a high-density polyethylene liner.
Mali Morila	12 bird (egret) fatalities were recorded on the Tailings Storage Facility (TSF) on March 29, 2005.	The most probable cause of death is cyanide poisoning after consumption of contaminated water. Controls were stepped up.
Sadiola	A significant incident was recorded when a spring, consisting of tailings water, was detected outside the mine lease area. Cyanide levels were considered to pose no danger to humans or animals	The water was contained in a trench on the lease and then pumped back to the TSF. Local government authorities were fully informed visited the site and were involved in the development of the remedial action plan.

Country/operation	Nature of incident	Action taken
	The TSF pipeline developed a leak outside the plant fence where the pipeline crosses under the tar road.	Although the leak was small, the plant was immediately shut down for repairs. A small quantity of tailings slurry ran under the road and mixed with a pond of rainwater next to the road, but was successfully contained. Traditional leaders and local government representatives were kept informed.
	Four bird fatalities (grey herons) were recorded on the TSF on March 23, 2005	Cause of death was sodium toxicosis. Sodum metabisulphate is used to detoxify cyanide. Controls have been put in place to manage the detoxification process.
Yatela	About 76,000m^3 of water, from the excess pond known to contain high levels of chromium, disappeared through sink holes at the base of the newly-built Zero Discharge Dam.	Analytical results indicated no groundwater contamination with chromium. The dam base was subsequently lined with clay and is now holding water.
	Two birds (a dove and a sparrow-hawk) died after drinking cyanide-contaminated water in a solution trench between the heap leach pad and process ponds on April 4, 2005.	The leaking irrigation pipe was repaired. More patrols to deter birds from the area have been instituted.
South Africa		
Ergo	Some 1,000 tons of slurry flowed down a dirt road after a hole developed in a slurry pipeline. About 500 tonnes of material flowed into the storm-water system, and was discharged into the Natal Spruit (stream).	Migratory action included repairs to the pipeline and the clean-up of the spilled material.
	The incoming 'C' stream slurry pipeline created a slime spillage in an urban area.	Pumping operations at Ergo will finally cease at the end of October.
	On February 13, 2005 a pipeline failure resulted in approximately 3,500m^3 of slurry flowing down the road into the municipal storm-water system.	Remedial clean-up measures were implemented.
	On April 13, 2005 some slurry flowed into the back gardens of four houses following the overtopping of a containment structure and subsequent flooding.	Compensation and clean-up procedures were implemented.
Vaal River	239mm of rain fell in the catchment area between December and February. Dam capacity proved insufficient, and an estimated 90,000m^{3}of water and 270 tonnes of salts was discharged, and affected land below the dam. A similar overflow was experienced in March/April.	Remedial measures have included an upgrade of pumping capacity and investigations into the possibility of alternating water flow to the nearby West TSF complex.
	The final water pollution control dam overflowed.	A capital application to modify process water management is in place.

Country/operation	Nature of incident	Action taken
Vaal River continued	High concentrations of sulphur dioxide were recorded at the monitoring station adjacent to the Vaal River acid plant.	Improved monitoring systems have been installed.
	Significant amounts of dust were generated on several occasions from the sulphur pay dam at Vaal River, resulting in several complaints.	Dust suppression using water cannons continues to be used. The removal and reprocessing of this dam will ultimately solve this problem.
	Contaminated storm-water from the West Complex TSF entered the Schoonspruit between January 20 and 21, 2006.	Improved storm-water management measures have been implemented.
West Wits	An unauthorized discharge of process water (10,149m^3) occurred from the North Boundary Dam into the Wonderboom Spruit between January 21 and 23, 2005.	The finalization of the clean/dirty water separation project in February will ensure that there is no repeat occurrence.
	Overflow of the North Boundary of dirty water owing to insufficient capacity.	Management measures included the separation of clean and dirty water flows within the catchment area and the initiation of a R5.7 million legacy project to remedy the situation.
USA CC&V	No major incidents	
Exploration	About 15 tonnes of sodium cyanide, 6 tonnes of copper sulphate and 10 tonnes of other chemicals were discovered in containers at the old plant site in the Kimin lease area at Mongowalu.	An urgent time-phase plan is being implemented: first, guards were placed around the facility to prevent public access to the containers. A clean-up program was completed by the end of December 2005

- *Community and social development*

AngloGold Ashanti's aim is to have a positive impact on the people, cultures and communities in which it operates. AngloGold Ashanti's community and social development management system is being developed and rolled out at all operations, following the launch of the socio-economic toolbox in 2004. The toolbox deals with issues such as stakeholder engagement, donations, resettlement, alternative livelihoods, local economic development and closure.

AngloGold Ashanti adopted the International Finance Corporation (IFC) Resettlement Policies, Guidelines and Standards as company policy in 2004. No new involuntary resettlements were undertaken in 2005.

Community-related matters are addressed at Board level, under the auspices of the safety, health and sustainable development committee.

In South Africa, community and social development is managed under the auspices of the Sustainable Development Unit, which was set up during the year. The company's corporate and social investment program is overseen by the AngloGold Ashanti Fund and Trust.

Outside South Africa, community issues are managed as an integral part of operations, frequently with dedicated community relations and social investment personnel in place, and often in association with non-government organizations (NGOs).

In total, $8.93 million was spent on social investment initiatives in 2005. This expenditure is summarized in the table below.

Country	$
Argentina	
Cerro Vanguardia	267,000
Country total	267,000
Australia	
Sunrise Dam	88,000
Country total	88,000
Brazil	
Serra Grande and AngloGold Ashanti Mineração	754,000
Country total	1,021,000
Ghana	
Iduapriem	357,535
Bibiani	96,506
Obuasi	266,206
Corporate office – Ghana	25,070
Country total	745,317
Guinea	
Siguiri	552,021
Country total	552,021
Mali	
Sadiola and Yatela	627,079
Morila	241,533
Country total	868,612
Namibia	
Navachab	470,000
Country total	470,000
South Africa	
AngloGold Ashanti Trust	3,963,000
Donations by operations	371,000
Country total	4,334,000
Tanzania	
Geita	680,336
Country total	680,336
USA	
CC&V	172,000
Country total	172,000
Total	**8,931,286**

- *Country / operation report*
  South Africa

    Laws, regulations and standards: The mines in South Africa, which employ 66 percent of the total workforce including contractors, are governed by numerous laws, regulations and standards applicable to safety and health, including the Mine Health and Safety Act 26 of 1999 and regulations and the Occupational Health & Safety Act 85 of 1993.

    Safety: The FIFR at 0.17 per million man hours, reflects a 41 percent improvement on 2004 while the LTIFR rose by 10 percent to 10.04 in 2005. Safety achievements during 2005 for the region include:
    - Great Noligwa and Kopanang reached one million fatality-free shifts in July and November 2005, respectively. Kopanang received the Dick Fisher Safety Award for 2005.
    - Moab Khotsong was awarded a Special Recognition Award for Outstanding Safety Performance by the Mine Health and Safety Council.
    - Mponeng reached one million fatality-free shifts for the first time in January 2005.
    - Savuka won the South African Region Underground Operations Safety Shield Competition for the second consecutive year.

Health: Medical surveillance at the South African operations is conducted in line with the Mine Health and Safety Act. The primary areas of focus in respect of occupational health within AngloGold Ashanti's South African operations are noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB). AngloGold Ashanti provides occupational health services to its employees at two fully-equipped regional occupational health centers that conduct risk-based medical surveillance programs. These are staffed by occupational medical practitioners, professional nurses, audiologists and other support staff. In addition, each mine has an occupational health nurse on site.

During 2005:
- 57,015 occupational medical surveillance examinations (initial, periodical, transfer and exit), were performed in the South Africa region in accordance with the requirements of the Mine Health and Safety Act. Medical surveillance is also undertaken at other operations.
- 175 new cases of NIHL were identified, which equates to 4 per 1,000 employees. This is a decrease of 41 percent on the 2004 rate of 7 per 1,000 employees.
- 316 cases of OLD were identified, which is a rate of 7 per 1,000 employees. This is a 1 percent decrease on the 8 per 1,000 employees reported in 2004. HIV, silica exposure, TB and an ageing workforce all play a role in OLD.
- 1,043 new cases of TB were detected and treated, which is a rate of 25 per 1,000 employees, down from the 2004 rate of 35 per 1,000 employees. This declining rate is pleasing in view of a high prevalence of HIV and AIDS amongst a silica-exposed workforce. It is estimated that over 80 percent of individuals detected with pulmonary TB are HIV-positive. TB in silica-exposed employees, who do not have concomitant silicosis, is not classified as an occupational disease outside of South Africa and is therefore not reported.
- dust (silica) control on the South African mines continues to improve. In 2005 the average silica dust concentration was 0.04mg/m^3, with the 95th percentile at 0.13mg/m^3.

Environment: All operations have approved Environmental Management Programs (EMPs) in place and, in line with this, applications for conversion to new order mining rights in line with the Mineral and Petroleum Resources Development Act were approved during 2005. Ergo ceased operations during March 2005 and closure plans were implemented.

Community and social development: Community and social development is managed under the auspices of the Sustainable Development Unit which was set up during the year. The company's South African corporate social investment program is overseen by the AngloGold Ashanti Fund and Trust. The Fund is managed by Tshikululu Social Investments, a non-profit organization, which manages a number of other company funds. The Fund is directed by a Board of Trustees which in turn is supported by local area committees at the operations, which are close to and can be responsive to the more immediate needs of the community.

Argentina

Laws, regulations and standards: Argentinean Constitution, Law 19587/72 – National Conditions of Hygiene and Safety for Organizations and Mining, Law 24557/95 – Work Risk Law.

Safety: Annual Hazard Identification and Risk Assessments (HIRAs) are undertaken by company teams, and these are subject to internal and external audits. The HIRA is conducted for each activity, identifying hazards, outcomes, likelihood, and existing and proposed control measures. The final result is a matrix indicating a Residual Risk Profile and respective controls, which has brought about a significant reduction in the number of lost-time injuries in recent years.

Health: During 2005, there were no major health issues to manage.

Environment: Cerro Vanguardia is ISO14001 certified. AngloGold Ashanti is committed to the prevention of pollution, particularly of the air and water resources.

Community and social development: Cerro Vanguardia engages regularly with local authorities, several social and sporting organizations, schools and universities. Local communities are kept informed through periodic meetings. The company participates in forums promoted by the local towns, such as local development agencies. A communication plan addressing mine closure issues has been developed and will be implemented in the future.

Australia

Laws, regulations and standards: Mines Safety and Inspection Act (WA) 1994 (MSI Act); Mines Safety and Inspection Regulations (WA) 1995 (MSI Regs).

Safety: The Sunrise Dam mine was a finalist in the Western Australian Chamber of Minerals and Energy's Safety and Health Innovation awards. The Australia region has an integrated crisis and emergency management plan in place and this is tested regularly by desk-top scenarios or actual 'man down' type exercises for the emergency response team. Although the operations are not unionized, participation by employees in risk management programs is encouraged as it is a fundamental philosophy of the group that safety and health is the responsibility of each individual, as well as that of management.

Health: The management of fatigue is an issue at operations where rotational shifts are worked and where work is continuous. In Western Australia, AngloGold Ashanti has been engaged in discussions with authorities with respect to fatigue and fatigue management and, in particular, a risk-based approach to managing the issue. Extensive work has been undertaken at Sunrise Dam in assessing risk, identifying potential problems and putting the appropriate controls in place.

Environment: As a signatory to the Australian Minerals Industry Code for Environmental Management (Code 2000), the Australia region is committed to annual site audits in terms of the Code. In February 2005, RISKMIN (a certified auditing company) audited Sunrise Dam against its Corporate Environmental Standards. The result of this audit indicated a 71 percent level of compliance. These Environmental Standards are being used to develop the ISO 14001 System.

A Water Management Guide was developed in the Australia region to ensure that the interaction of mining and exploration activities with hydrological aspects of the environment does not result in over-use, unplanned wastage or adverse environmental or community impacts on water resources.

Community and social development: A Community and Stakeholder Engagement Procedure has been developed to evaluate all community projects and requests for assistance. A range of projects were supported during the year, including the developed and publication of the 30-year history of the Wongatha Wonganarra Aboriginal Corporation. The history of this organization has been recorded in a book entitled Willing People, and was launched by the Minister for Indigenous Affairs in August 2005. A long-time supporter of the Royal Flying Doctor initiative, the company is sponsoring the publication of the Royal Flying Doctor Service Safety and Survival Handbook.

Brazil

Laws, regulations and standards: Constitution and labor legislation, Regulatory Norm 22 – Occupational Health and Safety in Mining; Regulatory Norm 7 – Occupational Health Medical Control Program; Mining Decree 237; October 2001 Regulatory Norm – National Department of Mineral Production (NDMP).

Safety: AngloGold Ashanti Mineração achieved five star NOSA status. The training and management of contractors is seen as an important safety initiative as contractors, in particular, have high turnover rates.

Health: New cases of silicosis have largely been eradicated. The company continues to provide medical and other support services to ex-employees who have contracted silicosis.

Environment: Both Serra Grande and AngloGold Ashanti Mineração are ISO14001 certified – certification for the Córrego do Sítio project should be obtained by end 2006. The Mina Velha decommissioning process continued in 2005. The clean up project for the whole area, which includes dismantling/re-construction of a storm water drainage system, is under way. An expert archaeological team has been hired to follow up the project considering that some very old items of equipment were found during excavation activities.

As part of the Old Tailings Deposits Agreement, two sites have been rehabilitated – Morro do Galo and Galo. The next site scheduled to be rehabilitated is Resende in May 2006. It is expected that this program will have been completed by August 2006 at an estimated cost of $500,000.

Decommissioning of the Engenho d'Agua Mine is under way although the rehabilitation program was concluded in December 2004. A final report is being prepared for submission to the Mining Resources Department.

Community and social development: Social investment initiatives are undertaken in communities surrounding current and passed operations. The main areas of involvement are education, community development, health care, socio-economic development, sports and environment.

Resettlement has been carried out in three communities around AngloGold Ashanti Mineração over the past three years with the aim of moving those families living around tailings dams or those within perceived risk areas. As this process commenced prior to the company adopting the IFC policy, the process is being managed in terms of Brazilian legislation.

Ghana

Laws, regulations and standards: Mining and Explosives Regulators, 1970 (Legislative Instruments 665 and 666); Radiation Protection Regulations, 1993 (Legislative Instrument 1559); Environmental Protection Agency (EPA) Regulations.

Safety: The Bibiani mine was placed first as Best Safety Mine at the National Safety Competition organized by the Ghana Mines Department and the Chamber of Mines. Iduapriem mine achieved 6 million man hours without a lost-time injury in May 2005. It was also adjudged the most improved mine in safety practices by the Ghana Mines Department.

At Bibiani mine, a behavior-based safety system is to be introduced in 2006, while attention will also be given to improved contractor management to ensure greater contractor commitment to safety. At Iduapriem mine the most significant safety challenge relates to vehicular safety. A high-profile campaign implemented in the latter half of 2005 has shown some success and will be continued in 2006. Employee safety and health is catered for in the collective bargaining agreements with the unions that cover all categories of employees.   A Safety Day, the first of its kind, was held at Obuasi in September and was attended by employees and their families. Following a safety workshop for senior production managers and safety managers from Ghana and Guinea, the operations resolved to adopt OHSAS 18001 as their safety management system, including the accompanying risk management program.

Health: The Bibiani mine took first place in the Zone B National First Aid Competition. At Obuasi mine health care services are provided at the Edwin Cade Hospital. At other smaller operations such as Bibiani and Iduapriem, on-mine medical facilities cater for employees needs and, in some cases, for their dependants.

Environment: Bibiani and Iduapriem are ISO14001 certified. Obuasi is in the process of implementing the ISO14001 standards.

Community and social development: The Bibiani mine engages regularly with the local District Assembly Committee and has taken steps to inform community members about its activities through the local radio station at periodic community engagement meetings. Based on current estimates, the mine is due to close in 2007.

Guinea

Laws, regulations and standards: Code Minier of June 1995 (Mining Code); Code des Activities Economiques of December 8, 1992 (Company Code); Code des Assurances of June 12, 1995 (Insurance Code); Codes des Douanes (Customs Code); Code des Impots of 1991 (Tax Code); Code du Travail of January 28, 1988 (Labor Law); Convention Collective of 1995 (Mining Industrial Award); and Code de l'Environnement of May 28, 1987 (Environment Code).

Safety: Employee safety and health is catered for in the collective bargaining agreements with the unions that cover all categories of employees. Following a safety workshop for senior production managers and safety managers from Ghana and Guinea, the operations resolved to adopt OHSAS 18001 as their safety management system, including the accompanying risk management program.

Health: The major health issues remain Malaria and HIV/AIDS. The Siguiri medical centre is overseen by three medical doctors and has a facility for minor surgery and fourteen-bed in-patient accommodation. The facility is available to the entire workforce and dependants, and also provides limited services to surrounding communities.

Environment: Siguiri is developing an environmental management system and is committed to maintaining ISO14001standards, with a view to certification by end 2006.

Community and social development: At Siguiri mine stakeholder engagement takes place at many levels, from local community members (whose main concerns relate to environmental issues and job creation) to the prefecture and various district committees, to the Representatives of Elders, to national government. Community social investment issues are dealt with by the Prefectural Council for the Development of Siguiri, which is overseen by an international NGO.

The mine funded the maintenance of the Siguiri Airstrip and the reconstruction of the 22 kilometer road from Siguiri to Koron, one of the major commercial highways in the district.

The mine provided funding for a community radio station which was commissioned in April 2005. The station's programs place emphasis on health and sanitation, road safety, agriculture, small business, folk literature/music and Islamic evangelization. The mine has also used the station to inform the communities of its corporate social responsibility, community relations and recruitment.

Mali

Laws, regulations and standards: The primary laws governing safety and health are the Code de la Sécurité Sociale du Mali (Social Security Code), Convention Collective (Collective Agreement) and Code du Travail du Mali (Mali Labor Code). The International Finance Corporation (IFC) is a partner in the SEMOS SA (Sadiola mine) joint venture and as a partner, the IFC requires that SEMOS SA adhere to IFC and World Bank guidelines, including those guidelines covering health and safety. Additional applicable IFC guidelines include the Environmental Guidelines for Health Care Facilities, May 2003; IFC Environmental Guidelines for Occupational Health and Safety, June 24, 2003; World Bank Environmental, Health and Safety Guidelines – Mining and Milling – Open Pit, August 1995; and Environmental, Health and Safety Guidelines for Precious Metal Mining, Draft July 2004; IFC Operational Directive 4.30 on Involuntary Resettlement.

Safety: The Morila mine took second place in the Mali INPS Safety Competition in April 2005. At Morila the focus remains on the implementation of the Behavior-based Safety Program, first introduce two years ago. This remains necessary as the majority of accidents is still related to the behavior and attitude of the individuals involved.

Health: At Sadiola and Yatela, the medical surveillance program is run jointly by the medical staff and the Human Resources Department. The on-mine medical facilities are considered by the company to be the best in the region and, at Sadiola, a well-equipped small hospital is on site.

At Morila, the union, which represents 100 percent of the workforce, is an active participant in monthly safety and health management meetings, as well as in investigations held into accidents and incidents.

At Sadiola and Yatela, agreements are in place between management and the unions in respect of safety and health matters and union members perform a vital function in terms of reporting defects and possible risk exposure areas.

Environment: In preparation for mine closure in 2010, the Morila mine is conducting technical studies at its tailings storage facility and waste rock dump to establish the most efficient and cost-effective rehabilitation measures at these two sites. The technical studies commenced at the beginning of 2005 and are expected to continue for two years, after which they will be subject to an external independent review for the purposes validation and verification.

The Yatela mine has commenced the implementation of its closure plan at the Alamatoula pit, the decommissioning and rehabilitation phase of which, together with the associated waste rock dump, is in progress.

Community and social development: Extensive stakeholder engagement structures exist at operations in Mali where a joint Public Consultation and Disclosure Plan developed for the Sadiola and Yatela mines has proved to be a useful tool in engaging with stakeholders.

At Sadiola and Yatela, social investment is channeled through the program implemented as a result of the Integrated Development Action Plan. The funds set aside as part of this process are managed by an association which is independent of the company.

A socio-economic review of the area surrounding Morila mine undertaken by a local NGO formed the basis for the establishment of a development foundation at the mine which will be manage long-term sustainable development projects aimed at preparing communities for mine closure.

Namibia

Laws, regulations and standards: Health & Safety Regulations Act 6 of 1992; Hazardous Substance Act 15 of 1973; Mineral and Ordinance Act; Environmental Act 10 of 1998 and Namibia Water Corporation Act 12 of 1997.

Safety: The Navachab mine maintained its NOSA four star status and received a NOSA award for safety for the best open-pit mine in Namibia. Safety and health agreements are in place with the Mineworkers Union of Namibia which represents 80 percent of the workforce and participates in the mine's Health and Safety Steering Committee.

Health: At the Navachab mine, the prevalence of HIV is relatively low, with approximately four employees benefiting from the antiretroviral therapy (ART) which was rolled-out for employees in April 2004. This ART program supports the Voluntary Counseling and Testing (VCT) and wellness program already in place.

Environment: The newly appointed dedicated Environmental Manager at the Navachab mine has overseen the successful implementation of various environmental initiatives at the operation. No significant incidents were reported during 2005.

Community and social development: The Navachab mine holds an annual meeting with interested and affected parties, with a mine tour, presentations and opportunity for discussion on issues including environmental impact, sustainable development and mine closure. Social investment initiatives continue to focus on education, the development of agricultural projects and local economic development initiatives.

Tanzania

Laws, regulations and standards: The United Republic of Tanzania Mining Act 1998; The United Republic of Tanzania Mining Regulation 1999; The Industrial and Consumer Chemicals (Management and Control) Act 2003; The Employment and Labor Relations Act 2004 and The National Environmental Management Bill (remains before Parliament).

Safety: The Geita mine maintained its NOSA four-star rating and achieved 3.4 million lost-time injury free man hours in August 2005.

Health: The Geita mine interacts on a regular basis with a wide range of stakeholders in respect of safety and health issues, both formally and informally.

Environment: The Geita mine is ISO14001 certified. The mine received a certificate of merit for environmental management in the Tanzanian government's President's Award for Environmental Excellence.

Community and social development: In June 2005, the Geita mine again undertook the Geita Gold Mine Kilimanjaro Challenge Climb Against HIV/AIDS, with employees, suppliers, contractors and others climbing the highest mountain in Africa to raise funds for and create awareness of people with HIV/AIDS. The Geita orphanage was one of the primary beneficiaries.

United States of America

Laws, regulations and standards: Mine safety and health is administered via the Mine Safety and Health Administration ('MSHA'), under a program, separate of safety and health requirements, that are applicable to other industries in the United States as addressed under Occupational Safety and Health Administration.

Safety: The CC&V mine achieved over one million man hours without a lost-time accident. This was recognized by the Colorado State Senate. CC&V has been nominated to the Colorado Mining Association for recognition of 24 months without a lost-time injury.

Health: There were no major health issues to manage at CC&V during 2005.

Environment: The closure program for the Big Springs operation continued with costs incurred covering the implementation of the long-term passive water management programs at the mine and mill and water quality and biological monitoring. The operation which ceased milling in 1994 has completed all of its major reclamation activities, has maintained and monitored the performance of the closure measures and is additionally in the process of seeking bond release.

CC&V users a probabilistic water balance model to guide storage capacity sizing, account for meteorological events and evaporative losses, manage solution movements through the heap leach facility, and to access current and future water needs of the project. The water conservation measure instituted in 2004 involves the burial of the drip irrigation lines on the surface of the heap leach facility. Recycling of water contained with the heap leach facility is a fundamental element of the facility design, construction and operation.

Community and social development: Stakeholder identification and engagement is formalized under the National Environmental Policy Act in the United States when public lands or federal permits or approvals are involved. Other community outreach processes include local land use planning and State permit hearing processes. The life-of-mine plans are well documented and communicated to stakeholders on a regular basis.

At CC&V there are two funds for social investment − the first is administered by the Community Affairs Manager through the Community Affairs Committee, which makes recommendations on donation requests. The second is related to larger, community-related projects, and at creating sustainable projects for the future. Donations are aimed at supporting institutions and causes which will create a social and political atmosphere that will allow the company to operate within Colorado. CC&V continues to run one of the most successful volunteering programs in the group, with employees donating some 2,500 hours of time to community service during the year.

4C. Organizational structure

Head office structure and operations

AngloGold Ashanti's operations are organized on a country basis, and are controlled from its Johannesburg office.

Management of AngloGold Ashanti is entrusted to the executive committee, comprising the five executive directors and three executive officers. This executive committee is supported by the executive officers. See "Item 6.: Directors, senior management and employees". Day-to-day management of the operations vests with executive teams based in South Africa (Johannesburg), United States (Denver), Brazil (Nova Lima), Ghana (Accra) and Australia (Perth).

Corporate activities

Activities provided in the corporate area fall into three categories. First, support is provided to the executive officers in managing AngloGold Ashanti as a whole. Second, certain activities are managed centrally, including strategic and business planning, marketing, corporate finance, treasury, exploration, technology and innovation, corporate secretarial and corporate affairs. Third, certain specialized services are directed from the center although they are managed by operations. These include mining, engineering, metallurgy, mineral resource management, safety and health, the environment and human resources.

AngloGold Ashanti has investments in numerous principal subsidiaries and joint venture interests, see "Item 19.: Exhibits" for details.

4D. Property, plants and equipment

For a discussion on AngloGold Ashanti's mining properties, plant and equipment, see "Item 4B.: Business Overview".

Item 4A: Unresolved staff comments

Not applicable.

Item 5: Operating and financial review and prospects

The following operating and financial review and prospects are based on the US GAAP financial statements of AngloGold Ashanti for the years ended and as at December 31, 2005, 2004 and 2003 which are included under Item 18 of this annual report.

Overview

For the year ended December 31, 2005, AngloGold Ashanti had an attributable production of approximately 6.2 million ounces (including joint ventures) of gold. Headquartered in Johannesburg, South Africa, AngloGold Ashanti has a global presence with 21 operations comprising open-pit and underground mines and surface metallurgical plants in ten countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America) which are supported by extensive, yet focused, exploration activities. As at December 31, 2005, AngloGold Ashanti had Proven and Probable Ore Reserves of approximately 63.3 million ounces (including joint ventures) on an attributable basis.

AngloGold Ashanti's main product is gold. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on world markets.

AngloGold Ashanti's world-wide operations, divided into countries are: South Africa (which comprises seven operations), Argentina (which encompasses one operation), Australia (which encompasses one operation), Brazil (which encompasses two operations), Ghana (which encompasses three operations), Guinea (which encompasses one operation), Mali (which encompasses three operations), Namibia (which encompasses one operation), Tanzania (which encompasses one operation) and the United States of America (which encompasses one operation). For more information on AngloGold Ashanti's business and operations, see "Item 4B.: Business overview — Products, operations and geographical locations".

5A.   Operating results

Introduction

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. As a result, AngloGold Ashanti's operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the IMF, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold Ashanti's cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.

On March 8, 2006, the afternoon fixing price for gold on the London Bullion Market was $544.75 per ounce.

AngloGold Ashanti's costs and expenses consist primarily of production costs, royalties and depreciation, depletion and amortization. Production costs are incurred on labor, fuel and lubricants, consumable stores which include explosives, timber, other consumables and utilities incurred in the production of gold. Labor is a significant component of production costs as AngloGold Ashanti's mining operations consist mainly of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive.

With operations in several countries on several continents, AngloGold Ashanti is exposed to a number of factors that could impact on its profitability, including exchange rate fluctuations, inflation and other risks relating to these specific countries. These factors are inherent in conducting mining operations on a global basis, and AngloGold Ashanti applies measures, such as hedging instruments, intended to reduce its exposure to these factors.

In conducting mining operations, AngloGold Ashanti recognizes the inherent risks and uncertainties of the industry, and the wasting nature of assets. The costs and expenses relating to the production of gold are either expensed or capitalized to mining assets. Recoverability of capitalized amounts is reviewed on a regular basis.

Effect of exchange rate fluctuations

Currently, a significant portion of AngloGold Ashanti's revenues are generated in South Africa, and to a lesser extent in Brazil, Argentina and Australia, and most of its production costs, therefore, are denominated in local currencies, such as the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar. In 2005, AngloGold Ashanti derived 67 percent (61 percent including joint venture arrangements) of its revenues from these countries and incurred 63 percent (59 percent including joint venture arrangements) of its production costs in these local currencies. In 2005, the weakening of the US dollar against these local currencies accounted for nearly $4 per ounce, or 24 percent of the total increase in total cash costs per ounce from 2004. As the price of gold is denominated in US dollars and AngloGold Ashanti realizes the majority of its revenues in US dollars, devaluation of these local currencies against the US dollar improves AngloGold Ashanti's profitability in the short-term. Mainly as a result of its hedging instruments, a small portion of AngloGold Ashanti's revenues are denominated in South African rand and Australian dollar, which partially offsets the effect of the US dollar's strength or weakness on AngloGold Ashanti's profitability. Based upon average rates during the respective years, the rand and the real strengthened by approximately 1 percent and 17 percent respectively, against the US dollar in 2005 compared to 2004. The Argentinean peso traded freely against the US dollar from January 1, 2002 and had devalued to 3.0375:1 against the US dollar by December 31, 2005. The Australian dollar, based on the average rates during the respective years, strengthened by 4 percent against the US dollar in 2005 compared to 2004.

To fund local operations, AngloGold Ashanti holds funds in local currencies. The US dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, AngloGold Ashanti's cash and cash equivalents reported in US dollars could change. At December 31, 2005, approximately 37 percent of AngloGold Ashanti's cash and cash equivalents were held in local currencies.

Certain exchange controls are currently in force in South Africa. Although the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value of the rand while exchange controls exist. The government has indicated its intention to lift exchange controls over time and recently increased the limits of offshore investments for individuals. As exchange controls are relaxed, rand exchange rates will be more closely tied to market forces. It is not possible to predict whether or when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see "Item 10D.: Exchange controls".

Effect of inflation

AngloGold Ashanti's operations have not been materially adversely affected by inflation in recent years. However, AngloGold Ashanti is unable to control the prices at which it sells its gold (except to the limited extent that it utilizes commodity instruments) and it is possible, therefore, that if there is to be significant inflation in South Africa, and to a lesser extent in Brazil, Argentina and Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon AngloGold Ashanti's results and financial condition.

The percentage change in the rand/US dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the South African Producer Price Index (PPI), are set out in the table below:

Year ended December 31	2005 percent	2004 percent	2003 percent
The average South African rand/US$ exchange rate strengthened by:	(1.1)	(14.7)	(28.0)
PPI (inflation rate) increase:	3.1	0.6	1.7
Net effect	**(4.2)**	**(15.3)**[1]	**(29.7)**[1]

(1) The decrease in the inflation rate is outweighed by the impact of the strengthening of the rand relative to the US dollar.

Effect of commodity instruments

AngloGold Ashanti has utilized commodity instruments to protect the selling price of some of its anticipated gold production. Although the use of these instruments may protect a company against low gold prices, it will only do so for a limited period and only to the extent the hedge book can be sustained. The use of such instruments may also prevent full participation in subsequent increases in the market price for gold with respect to covered production. During 2003, AngloGold Ashanti took the decision to lower its mandate for hedging from 50 percent to 30 percent of the next five years production, spread over ten years. For a discussion of AngloGold Ashanti's commodity instruments, see "Item 11.: Quantitative and qualitative disclosures about market risk".

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combination and acquisition opportunities.

In May 2003, AngloGold sold its wholly-owned Amapari Project to Mineração Pedra Branca do Amapari. The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property as part of the Minorco transaction, the company had sought to prove up additional reserve ounces in order to achieve a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell.

In June 2003, AngloGold sold its 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia, to Helix Resources Limited.

In July 2003, AngloGold sold its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc. Queenstake accepted full closure and reclamation liabilities.

In July 2003, AngloGold sold its entire investment of 8,348,600 shares held in East African Gold Mines Limited and in the second half of 2003 AngloGold disposed of 952,481 shares in Randgold Resources Limited.

In September 2003, AngloGold purchased a portion of the Driefontein mining area in South Africa from Gold Fields Limited.

In January 2004, AngloGold sold its Western Tanami Project in Australia to Tanami Gold NL in Australia, for a cash payment of A$4 million ($3 million) and 25 million fully paid ordinary shares in Tanami Gold NL. This followed an initial payment of A$0.3 million ($0.2 million) made on November 24, 2003. In February 2006, AngloGold Ashanti disposed of its entire remaining investment in Tanami Gold.

The business combination between AngloGold and Ashanti Goldfields Company Limited was completed with effect from Monday, April 26, 2004, following the confirmation by the High Court in Ghana on Friday, April 23, 2004, of the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti. AngloGold changed its name to AngloGold Ashanti Limited on April 26, 2004. For a detailed discussion of the AngloGold Ashanti business combination, see "Item 5A.: Operating results – business combination between AngloGold and Ashanti".

In July 2004, AngloGold Ashanti agreed to acquire a 29.9 percent stake in Trans-Siberian Gold plc (TSG) through an equity investment of approximately £18 million ($32 million) in two subscriptions for ordinary shares. The first tranche of ordinary shares of 17.5 percent was acquired during July 2004. TSG is listed on the London Stock Exchange's Alternative Investment Market (AIM). This first move into Russia allows AngloGold Ashanti the opportunity of establishing a meaningful interest in a company with Russian assets and activities, thereby allowing AngloGold Ashanti to gain exposure to, and familiarity with, the operating and business environment in Russia, as well as to being able to establish a business within this prospective new frontier. In April 2005, the company announced that agreement had been reached with TSG on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share. In May 2005, the second subscription was completed.

In August, 2004, AngloGold Ashanti sold its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony Gold Mining Company Limited (50 percent), for a total consideration of A$4 million ($2 million). The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation.

In 2004, Queenstake approached the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, about the possibility of monetizing all or at least a majority of the $6 million in deferred payments and $4 million in future royalties, payable in the concluded sale of AngloGold's interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc., effective June 30, 2003. Based on an agreement reached between the parties, AngloGold Ashanti was paid on August 25, 2004 approximately $7 million for its portion of the deferred payments and future royalties, thereby monetizing all outstanding obligations, except for a minor potential royalty interest that AngloGold Ashanti retained.

In September 2004, AngloGold Ashanti sold its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Pty) Limited (Mwana) for a deferred consideration of $2 million, which was settled part in cash ($1.75 million) and part on the issue of 600,000 Mwana plc shares. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca Gold Mine.

In September 2004, AngloGold Ashanti's 40 percent equity interest in Tameng Mining and Exploration (Pty) Limited of South Africa (Tameng) to Mahube Mining (Pty) Limited for a cash consideration of R20 million ($3 million). Tameng owns certain mineral rights to platinum group metals (PGMs) on the farm Locatie Van M'Phatlele KS 457, on the northern limb of the Bushveld Complex in the Limpopo Province in South Africa.

In October 2004, AngloGold Ashanti signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 for a cash consideration of A$5 million ($4 million). This placement is being used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines. For a period of 2 years commencing in October 2004, AngloGold Ashanti has the right to enter into Joint Venture arrangements on Red 5's tenements (excluding their Siana project) with the potential to earn up to a 67.5 percent interest in areas of interest through further investment in exploration in these Joint Venture areas. The Company has not yet entered into such joint venture arrangements. On August 26, 2005, AngloGold Ashanti subscribed for additional shares in Red 5 Limited, for a cash consideration of A$0.8 million ($0.6 million), thereby increasing its holding to 14.1 percent.

In April 2005, AngloGold Ashanti agreed to the conditional sale of exploration assets in the Laverton area, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100 percent AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills Joint Ventures to Crescent Gold Limited (Crescent). The sale is dependent upon Crescent meeting a staged payments schedule. Following the announcements, a decision was taken to accept a cash consideration of A$1 million in lieu of shares in Crescent.

In July 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in exchange for Aflease shares in a transaction valued at R75 million ($11 million). On December 19, 2005, Aflease was acquired by SXR Uranium One Incorporated (formerly Southern Cross Incorporated) (SXR Uranium One).

Acquisitions have been accounted for as purchase business combinations under US GAAP. The consolidated financial statements reflect the operations and financial condition of AngloGold Ashanti, assuming that acquisitions and dispositions took place on the effective date of these transactions. Therefore, the consolidated financial statements are not necessarily indicative of AngloGold Ashanti's financial condition or results of operations for future periods. For a more detailed discussion of these transactions, see "Item 4A.: History and development of the company".

Business combination between AngloGold and Ashanti

In connection with the business combination between AngloGold and Ashanti, AngloGold and the government of Ghana agreed the terms of a Stability Agreement, approved by the parliament of Ghana, to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination.

Under the Stability Agreement, the government of Ghana retained its special rights ("Golden Share") under the provisions of the mining law pertaining to the control of a mining company, in respect of the assets and operations in Ghana.

- In terms of the Golden Share, the following requires, and will not be effective without, the written consent of the government of Ghana as the holder of the Golden Share - any disposal by Ashanti (other than any disposal in the ordinary course of business of Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the Ashanti Group taken as a whole. For this purpose, a part of the Ashanti Group's assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the Ashanti Group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).

The Golden Share does not carry any right to vote at any general meeting of AngloGold Ashanti.

The government of Ghana has also agreed that Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination.

The market value of the shares issued for Ashanti was approximately $1,544 million, net of share issue expenses of $3 million, based on the average quoted value of the shares of $37.62 two days before and after October 15, 2003, the date the terms of the transaction were announced. The market value of the issued shares, together with the cash consideration paid to the government of Ghana as part of the Stability Agreement, cash consideration paid for outstanding options over Ashanti ordinary shares and transaction costs and funding of $227 million, gave rise to a total purchase price of approximately $1,771 million.

AngloGold Ashanti completed the purchase price allocation based on independent appraisals and valuations. The transaction was accounted for as a purchase business combination under US GAAP whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $182 million being recorded, relating mainly to the extended life of AngloGold Ashanti by the Obuasi project in Ghana and enlarged negotiation base and presence in Africa by Ashanti operations. In accordance with the provisions of SFAS142, goodwill was assigned to specific reporting units.

The company's reporting units are generally consistent with the operating mines underlying the segments identified in note 29 to the consolidated financial statements "Segment and geographical information". Goodwill related to the acquisition is non-deductible for tax purposes.

The gold prices used to value the Ashanti acquired mineral rights and reserves were determined in accordance with EITF 04-3 "Mining Assets Impairment and Business Combinations" (EITF 04-3) which was effective from March 31, 2004. In accordance with EITF 04-3, AngloGold Ashanti's determination of the gold price assumptions to be used included a detailed consideration of the historic, current and future prices of gold and other data that a market participant would consider. This was important because the EITF states "Generally, an entity should consider all available information including current prices, historical averages, and forward pricing curves. The Task force observed that it generally would be inappropriate for an entity to use a single factor, such as the current price or a historical average, as a surrogate for estimating future prices without considering other information that a market participant would consider".

AngloGold Ashanti considered among other things, the following factors when considering historic, current and future prices of gold:

1. Historical and current gold prices (both adjusted and unadjusted for inflation to acquisition date);
2. The forward pricing curve for gold;
3. Portfolio diversification and increased investment holdings in gold;
4. A favorable macro-environment;
5. Increased jewellery demand;
6. Shifting official sector sentiment;
7. Declining gold mine supply;
8. Producer dehedging; and
9. Gold asset and company valuation multiples

Having considered the above factors, AngloGold Ashanti concluded that the forward curve price points were consistent with the other factors which a market participant would consider and were, in its judgment, the best indicator of fair value at acquisition. AngloGold Ashanti therefore used the forward gold price curve existing on April 23, 2004 (value dated April 27, 2004) for the 10-year period where there is a forward gold market and quoted forward prices for gold. For periods thereafter, the estimated gold price has been adjusted for inflation by 2.25 percent per year for the anticipated remaining life of the mineral rights and reserves acquired.

Specifically AngloGold Ashanti noted that the forward curve:

1. Is based on quoted market prices, which represents the best evidence of fair value according to FASB literature;
2. Is consistent with other market information about the price; and
3. Is available to other market participants.

As a result of this approach, AngloGold Ashanti utilized a range of gold prices in estimating the value of the acquired mineral rights and reserves, the low end of the estimated price received range was nominal $402 per ounce in 2005 and the high end of the estimated price received range was nominal $999 per ounce in 2039 with an overall average estimated received price of $673 per ounce in nominal terms. In addition, costs for the first six years were estimated based on operational requirements adjusted by inflation, and escalated by 2.25 percent per year for periods thereafter. Future cash flows have been discounted using compound pre-tax rates adjusted for country and other risks, on a mine by mine basis. In particular, these rates vary between 6.5 – 8.5 percent for Ghana, 9.75 – 11.75 percent for Guinea, and 6.25 – 8.25 percent for Tanzania.

During the year ended December 31, 2005, AngloGold Ashanti recorded an impairment of $4 million relating to goodwill formerly assigned to operations situated in Ghana (at Bibiani) as part of the business combination, resulting from a reduction in the life of mine following a re-assessment at Bibiani.

The finalization of the purchase price allocation at the individual mines during 2005 in respect of fixed assets resulted in a reallocation between mine development and mine infrastructure of $214 million included in property, plants and equipment. The allocation of goodwill assigned to reporting units was not affected.

The operations and financial condition of the companies and assets acquired are included in the financial statements from April 26, 2004, the effective date of the business combination.

Projects and growth opportunities

In addition to continuously monitoring and evaluating prospective acquisitions including the business combination, AngloGold Ashanti's management has identified a number of medium- to long-term organic growth opportunities for the company. For a discussion of these projects and opportunities, see "Item 5D.: Trend information – Growth opportunities".

South African political, economic and other factors

AngloGold Ashanti is a company domiciled in South Africa, with a number of operations in South Africa. As a result, AngloGold Ashanti is subject to various economic, fiscal, monetary and political factors that affect South African companies generally.

South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. From 1998, certain aspects of exchange controls for financial institutions and individuals have been incrementally relaxed. It is, however, impossible to predict whether or when the South African government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see "Item 10D.: Exchange controls".

On May 1, 2004, the Minerals and Petroleum Resources Development Act, Act 28 of 2002 (MPRDA) came into effect and operation. The MPRDA vests custodianship of South Africa's mineral rights in the State. The State issues prospecting rights or mining rights to applicants. The former common law prospecting, mining and mineral rights are now known as old order mining rights and the transitional arrangements provided in the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights. Applicants have five years from May 1, 2004, in which to apply to convert old order mining rights into new order mining rights.

The South African government has announced that it is giving consideration to new legislation, in terms of which the new rights will be subject to a State royalty. The extent and basis of that royalty is unknown at present. The draft Mineral and Petroleum Royalty Bill, 2003, was released in March 2003 for comment and proposed a royalty payment of three percent of gross revenue per annum, payable quarterly, in the case of gold. Had the proposal become law, royalty payments would have commenced upon the conversion and granting of a new mining right.

The introduction of the proposed royalty would, all else being equal, have an adverse impact upon AngloGold Ashanti's profitability, as currently no royalty is payable to the State. However, the Finance Minister announced also that due to the new regulatory system for the mining rights in terms of the MPRDA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty Bill, it has become imperative to holistically reassess the current fiscal regime as applicable to the mining and petroleum industries in South Africa, including tax, depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from secondary tax on companies in terms of South Africa's income tax laws. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from secondary tax on companies for gold mines, despite the existence of profit. The impact of these proposed reviews is unknown at this stage but may have an adverse effect on AngloGold Ashanti's financial condition or results of operations. For a detailed discussion of the MPRDA see "Item 4B.: Business Overview – Rights to mine and titles to properties – Mineral and Petroleum Resources Development Act".

Gold market in 2005

New levels of investor and speculator interest in gold during 2005 led to the gold price reaching 25-year highs and this was most marked towards the end of the year, the fourth year of the current rally in the gold price. The average gold price for the year was $445 per ounce, an increase of 9 percent on 2004.

A significant feature of the year was the break in the four-year link between the gold price and the dollar/euro exchange rate, and a material increase in the gold price in non-US dollar terms for the first time in the current gold price cycle. The resurgence in the dollar also contributed to a shift in the local currency and the rand weakened against the US dollar for most of the year. At its weakest point of R6.96/$1, the South African currency had lost some 19 percent against the dollar since the beginning of January 2005, when the exchange rate reached R5.64/$1. The rand however strengthened towards the end of the year and recouped most of its intra-year losses, averaging R6.35/$1 for the current year, compared to an average of R6.42/$1 for 2004. The relative weakness of the rand during the second half of the year, together with the strong spot price of gold in US dollars, resulted in sharply higher rand gold prices which peaked at R111,000 per kilogram in December 2005.

Speculative demand

The net open position on the Comex peaked in October 2005 at a little over the previous record level set in April 2004 of over 22 million ounces net long (685 tonnes net long), and this sustained long position on Comex has helped to keep the gold price firm and rising. Aggregate investor holdings in gold ETFs, which by January 2006 amounted to some 13 million ounces or 400 tonnes of gold were accumulated mostly during the past 12 months, and predominantly from the launch of the New York Stock Exchange's streetTRACKS fund in late 2004. The combined Comex and ETF holdings at December 31, 2005 exceed 30 million ounces, or almost 950 tonnes of gold in net investment and speculative positions in developed markets.

Demand

Physical offtake of gold continued to improve during the year. Demand fell back under the weight of the rising gold price during the final quarter of 2005, but overall figures for fabrication offtake for the year remained positive. As has been the case for some time, however, the offtake of gold in jewellery in the developed markets of the United States, Europe and Japan remained disappointing.

Net bullion supply on the market was higher, driven particularly by a year-on-year increase of over 40 percent in official sales of gold, to 663 tonnes for 2005, and significantly reduced dehedging by gold producers. The market returned to an over-supply position during the second half of 2005.

Official sector

The most significant issue for gold in the official sector in 2005 was the proposal made by certain members of the International Monetary Fund (IMF) during 2005, to sell outright a portion of the gold reserves of the IMF to provide debt relief for heavily indebted poor countries. While this proposal contributed to a measure of negative sentiment in the gold market at the time, the announcement by the G8 that such a debt relief program would not be funded by either a revaluation or sale of the gold reserves of the IMF, removed the uncertainty that IMF sales might cap the gold market in the future.

Comparison of operating performance in 2005, 2004 and 2003

The following table presents operating data for the AngloGold Ashanti group for the three year period ended December 31, 2005:

Operating data for AngloGold Ashanti	Year ended December 31		
	2005	**2004** [1]	**2003** [1]
Total attributable gold production (thousand ounces)	6,166	5,829	5,413
Total cash costs ($/oz)	281	264	225
Total production costs ($/oz)	398	353	285
Production costs (million US dollars)	1,638	1,340	992
Capital expenditure (million US dollars)	722	583	363
- Consolidated entities	710	571	339
- Equity accounted joint ventures	12	12	24

(1) Adjusted to exclude Ergo, which has been discontinued.

Attributable Gold production

For the year ended December 31, 2005, AngloGold Ashanti's total attributable gold production from continuing operations increased by 337,000 ounces, or 6 percent, to 6.2 million ounces from 5.8 million ounces produced in 2004. Gold production from the Geita mine in Tanzania increased from 570,000 ounces in 2004 to 613,000 ounces in 2005 and mines acquired in the completed Ashanti business combination in Ghana and Guinea reported increases from 568,000 ounces to 926,000 ounces, mainly as a result of reporting for a complete year in 2005 whereas they were reported for only eight months in 2004. The Guinean operations were also effected positively from a change in processing method. Marginal increases in gold production were recorded from operations located in Brazil where gold production rose from 334,000 ounces to 346,000 ounces. Gold production from operations situated in South Africa decreased by 6 percent from 2,857,000 ounces produced in 2004 to 2,676,000 ounces in 2005 mainly due to both lower mining volumes and grade. Gold production from operations situated in the

USA increased from 329,000 ounces produced in 2004 to 330,000 ounces in 2005. The Australian operations produced 455,000 ounces of gold during 2005, compared with 410,000 ounces in 2004. Gold production in Mali increased by 11 percent from 475,000 ounces in 2004 to 528,000 ounces in 2005, mainly as a result of improved grades. Navachab, the Namibian operation, produced 81,000 ounces of gold in 2005 compared with 66,000 ounces in 2004, mainly as a result of increased milled tonnages and recovered grade. Operations in Argentina produced 211,000 ounces both in 2005 and 2004.

For the year ended December 31, 2004, AngloGold Ashanti's total gold production from continuing operations increased by 416,000 ounces, or 8 percent, to 5.8 million ounces from 5.4 million ounces produced in 2003. Gold production from the Geita mine in Tanzania increased from 331,000 ounces in 2003 to 570,000 ounces in 2004 mainly due to the impact of the additional 50 percent interest acquired in the mine, as part of the completed AngloGold Ashanti business combination during April 2004. Similarly, former Ashanti operations acquired as part of the completed AngloGold Ashanti business combination situated in Ghana, Guinea and Zimbabwe contributed 577,000 ounces of gold produced in 2004. Marginal increases in gold production were recorded from operations located in Argentina and Brazil where gold production rose from 209,000 ounces and 323,000 ounces, respectively, in 2003 to 211,000 ounces and 334,000 ounces, respectively, in 2004. Gold production from operations situated in South Africa decreased by 7 percent from 3,078,000 ounces produced in 2003 to 2,857,000 ounces in 2004 mainly due to lower mining volumes and grade. Gold production from operations situated in the USA decreased from 390,000 ounces produced in 2003 to 329,000 ounces in 2004 mainly due to the impact of the sale of the Jerritt Canyon Joint Venture of North America effective June 30, 2003 on production of 2004. The Australian operations produced 410,000 ounces of gold during 2004, compared with 432,000 ounces in 2003, as a result of the impact on 2004 production of the closure of Union Reefs mine in October 2003. Gold production in Mali decreased by 18 percent from 577,000 ounces in 2003 to 475,000 ounces in 2004, mainly as a result of lower grade mining blocks encountered on the periphery of the pit at Morila. Navachab, the Namibian operation, produced 66,000 ounces of gold in 2004 compared with 73,000 ounces in 2003, mainly as a result of milled tonnages and recovered grade which dropped in the first half of 2004 as no ore was mined (only stockpiles were treated), while the operation made the transition to owner-mining.

A more detailed review of gold production at each of AngloGold Ashanti's operations is provided under "Item 4B.: Business overview".

Total cash costs and total production costs

Total cash costs for the year ended December 31, 2005 was $281 per ounce, $17 per ounce, or 6 percent, higher than the total cash costs of $264 per ounce recorded in 2004. This change was mainly due to marginally higher total cash costs for the South African, Australian, and Malian and USA operations in 2005, which increased by 3 percent, 3 percent, 4 percent and 5 percent respectively, and substantially higher total cash costs for the Argentinean, Brazilian, Ghanaian and the Tanzanian operations in 2005, which increased by 11 percent, 42 percent, 16 percent and 19 percent respectively, when compared to 2004. The increase in Brazil was principally the effects of the stronger currency compared to the US dollar. Declines in total cash costs were achieved by the Guinean and Namibian operations of 33 percent and 8 percent respectively.

The increase in total cash costs at the South African operations was mainly due to the strengthening of the South African rand relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R6.37 and R6.44 during the year ended December 31, 2005 and 2004, respectively) offset by the impact of the implemented cost cutting drives set at the beginning of the year. The Australian operations recorded higher total cash costs in 2005, mainly due to the strengthening of the Australian dollar relative to the US dollar (based on the average exchange rates of the Australian dollar against the US dollar of A$1.31 and A$1.36 during the year ended December 31, 2005 and 2004, respectively).

Overall, total cash costs for 2005 increased by $17 per ounce of which $4 per ounce related to stronger operating currencies relative to the dollar, $19 per ounce to inflation, and $8 per ounce to lower grades. Cost savings initiatives helped to offset these increases by $14 per ounce.

Total cash costs for the year ended December 31, 2004 was $264 per ounce, $39 per ounce, or 17 percent, higher than the total cash costs of $225 per ounce recorded in 2003. This change was mainly due to substantially higher total cash costs for the South African, Australian, Malian and Namibian operations in 2004, which increased by 15 percent, 12 percent, 34 percent and 27 percent respectively, when compared to 2003. The increase in total cash costs at the South African operations was mainly due to the strengthening of the South African rand relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R6.44 and R7.55 during the year ended December 31, 2004 and 2003, respectively) being offset by the impact of the change in estimate of on-reef Ore Reserve development expenditure during 2004. The Australian operations recorded higher total cash costs in 2004, mainly due to the strengthening of the Australian dollar relative to the US dollar (based on the average exchange rates of the Australian dollar against the US dollar of A$1.36 and A$1.54 during the year ended December 31, 2004 and 2003, respectively). Overall, total cash costs for 2004 were increased by nearly $28 per ounce (relating to US dollar weakness against all local currencies) and reduced by nearly $15 per ounce (due to the change in estimate of on-reef Ore Reserve development during 2004), when compared to 2003. The operations in Mali and Namibia recorded higher total cash costs per ounce in 2004 mainly due to increased mining costs and lower grades, when compared with 2003. Overall, lower ore grade increased total cash costs by nearly $6 per ounce in 2004 when compared to 2003. Former Ashanti operations acquired as part of the completed AngloGold Ashanti business combination situated in Ghana, Guinea, Zimbabwe and Tanzania (Geita – 50 percent) increased total cash costs by $9 per ounce in 2004 when compared to 2003.

Total production costs per ounce increased from $353 per ounce in 2004 to $398 per ounce in 2005 and from $285 per ounce in 2003 to $353 per ounce in 2004.

A more detailed review of total cash costs and total production costs at each of AngloGold Ashanti's operations is provided under "Item 4B.: Business overview".

Reconciliation of total cash costs and total production costs to financial statements

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute was a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, this institute has now been incorporated into the National Mining Association, which has developed a uniform format for reporting total production costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry guidelines are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry guidelines, are total cash costs, as calculated using the Gold Institute industry guidelines, plus amortization, depreciation and rehabilitation costs.

Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

- an indication of profitability, efficiency and cash flows;
- the trend in costs as the mining operations mature over time on a consistent basis; and
- an internal benchmark of performance to allow for comparison against other mining companies.

A reconciliation of production costs as included in the company's audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2005 is presented below. In addition the company has also provided below detail of the attributable ounces of gold produced by mine for each of those periods.

For the year ended December 31, 2005

Operations in South Africa [6]

(in $ millions, except as otherwise noted)

	Mponeng	TauTona	Savuka	Great Noligwa	Kopanang	Tau Lekoa	Surface operations	Corporate [5]
Production costs	**137**	**123**	**51**	**178**	**134**	**105**	**26**	**58**
Plus:								
Production costs of equity accounted joint ventures	-	-	-	-	-	-	-	(7)
Less:								
Rehabilitation costs & other non-cash costs	(2)	(1)	1	(6)	(7)	(1)	-	(2)
Plus:								
Inventory movement	1	-	-	1	-	1	-	-
Royalties	-	-	-	-	-	-	-	-
Related party transactions [1]	7	7	2	10	7	4	1	1
Adjusted for:								
Minority interests [2]	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	(41)
Total cash costs	**143**	**129**	**54**	**183**	**134**	**109**	**27**	**9**
Plus:								
Depreciation, depletion and amortization	48	62	7	50	30	34	4	13
Employee severance costs	3	3	6	6	4	3	-	1
Rehabilitation and other non-cash costs	2	1	(1)	6	7	1	-	2
Adjusted for:								
Minority interests [2]	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	(5)
Total production costs	**196**	**195**	**66**	**245**	**175**	**147**	**31**	**20**
Gold produced (000' ounces) [3]	**512**	**502**	**126**	**693**	**482**	**265**	**95**	**-**
Total cash costs per ounce [4]	**279**	**256**	**430**	**264**	**277**	**410**	**287**	**-**
Total production costs per ounce [4]	**383**	**388**	**524**	**354**	**363**	**555**	**326**	**-**

For the year ended December 31, 2005

Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, USA and Zimbabwe

(in $ millions, except as otherwise noted)

	ARGENTINA	AUSTRALIA			BRAZIL		GHANA[10]			GUINEA[10]	MALI			NAMIBIA	TANZANIA[10]	USA		ZIMBABWE[10][11]
	Cerro Vanguardia	Sunrise Dam	Boddington[9]	Union Reefs[9]	AngloGold Ashanti Mineração	Serra Grande	Obuasi	Bibiani	Iduapriem	Siguiri	Sadiola	Yatela	Morila	Navachab	Geita	Cripple Creek & Victor	Jerritt Canyon[8]	Freda-Rebecca
Production costs	31	127	-	-	40	27	127	45	77	76	-	-	-	20	189	67	-	-
Plus:																		
Production costs of equity accounted joint ventures	-	-	-	-	-	-	-	-	-	-	42	25	48	-	-	-	-	-
Less:																		
Rehabilitation costs & other non-cash costs	-	(10)	-	-	(1)	-	(1)	(7)	(2)	(1)	(2)	(1)	(2)	6	(18)	(3)	-	-
Plus:																		
Inventory movement	(1)	-	-	-	3	2	3	(5)	(4)	6	-	(1)	(1)	-	5	27	-	-
Royalties	8	5	-	-	-	-	5	2	3	5	5	3	7	-	7	4	-	-
Related party transactions[1]	-	-	-	-	-	-	1	-	1	-	-	-	(2)	-	-	-	-	-
Adjusted for:																		
Minority interests[2]	(2)	-	-	-	-	(14)	-	-	(14)	(12)	-	-	-	-	-	-	-	-
Total cash costs	36	122	-	-	42	15	135	35	61	74	45	26	50	26	183	95	-	-
Plus:																		
Depreciation, depletion and amortization	22	35	-	-	22	11	72	18	23	39	27	7	26	7	56	40	-	-
Employee severance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	10	-	-	1	-	1	7	2	1	2	1	2	(6)	18	3	-	-
Adjusted for:																		
Minority interests[2]	(1)	-	-	-	-	(4)	-	-	(3)	(3)	-	-	-	-	-	-	-	-
Total production costs	57	167	-	-	65	22	208	60	83	111	74	34	78	27	257	138	-	-
Gold produced (000' ounces)[3]	211	455	-	-	250	96	391	115	174	246	168	98	262	81	613	330	-	-
Total cash costs per ounce[4]	171	269	-	-	169	158	345	305	348	301	265	263	191	321	298	[7]230	-	-
Total production costs per ounce[4]	270	367	-	-	260	229	532	522	477	451	440	347	298	333	419	418	-	-

124

For the year ended December 31, 2005

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	Total
Production costs per financial statements	**1,638**
Plus:	
Production costs of equity accounted joint ventures	108
Less:	
Rehabilitation costs & other non-cash costs	(60)
Plus:	
Inventory movement	37
Royalties	54
Related party transactions [1]	39
Adjusted for:	
Minority interests [2]	(42)
Non-gold producing companies and adjustments	(41)
Total cash costs	**1,733**
Plus:	
Depreciation, depletion and amortization	653
Employee severance costs	26
Rehabilitation and other non-cash costs	60
Adjusted for:	
Minority interests [2]	(11)
Non-gold producing companies and adjustments	(5)
Total production costs	**2,456**
Gold produced (000' ounces) [3]	**6,166**
Total cash costs per ounce [4]	**281**
Total production costs per ounce [4]	**398**

(1) Relates solely to production costs as included in the company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(2) Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(3) Attributable production only.

(4) In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5) Corporate includes non-gold producing subsidiaries.

(6) Adjusted to exclude Ergo.

(7) Total cash costs per ounce calculation includes inventory change.

(8) Jerritt Canyon Joint Venture was sold effective June 30, 2003.

(9) There was no production attributable to AngloGold Ashanti in 2005.

(10) Operations acquired from Ashanti (including 50 percent in Geita).

(11) Freda-Rebecca mine was sold effective September 1, 2004.

For the year ended December 31, 2004

Operations in South Africa [6]

(in $ millions, except as otherwise noted)

	Mponeng	TauTona	Savuka	Great Noligwa	Kopanang	Tau Lekoa	Surface operations	Corporate [5]
Production costs	138	133	71	180	134	107	25	-
Plus:								
Production costs of equity accounted joint ventures	-	-	-	-	-	-	-	-
Less:								
Rehabilitation costs & other non-cash costs	(2)	(2)	(1)	(4)	(3)	(2)	-	(3)
Plus:								
Inventory movement	(1)	-	-	(3)	(1)	(1)	-	-
Royalties	-	-	-	-	-	-	-	-
Related party transactions [1]	6	8	2	11	7	4	5	-
Adjusted for:								
Minority interests [2]	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	3
Total cash costs	141	139	72	184	137	108	30	-
Plus:								
Depreciation, depletion and amortization	29	39	26	22	17	20	29	10
Employee severance costs	-	1	2	3	1	-	-	-
Rehabilitation and other non-cash costs	2	2	1	4	3	2	-	3
Adjusted for:								
Minority interests [2]	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	(4)
Total production costs	172	181	101	213	158	130	59	9
Gold produced (000' ounces) [3]	438	568	158	795	486	293	119	-
Total cash costs per ounce [4]	322	245	455	231	281	370	250	-
Total production costs per ounce [4]	393	319	639	268	325	444	496	-

126

For the year ended December 31, 2004

Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, USA and Zimbabwe

(in $ millions, except as otherwise noted)

	ARGENTINA	AUSTRALIA			BRAZIL		GHANA[10]			GUINEA[10]	MALI			NAMIBIA	TANZANIA[10]	USA		ZIMBABWE[10][11]
	Cerro Vanguardia	Sunrise Dam	Boddington[9]	Union Reefs[9]	AngloGold Ashanti Mineração	Serra Grande	Obuasi	Bibiani	Iduapriem	Siguiri	Sadiola	Yatela	Morila	Navachab	Geita	Cripple Creek & Victor	Jerritt Canyon[8]	Freda-Rebecca
Production costs	31	87	-	-	31	26	73	27	43	42	-	-	-	23	109	56	-	4
Plus:																		
Production costs of equity accounted joint ventures	-	-	-	-	-	-	-	-	-	-	39	21	36	-	23	-	-	-
Less:																		
Rehabilitation costs & other non-cash costs	(1)	(1)	-	-	(1)	-	-	-	(1)	(2)	-	-	-	-	(1)	4	-	-
Plus:																		
Inventory movement	(2)	17	-	-	2	-	1	(2)	1	-	(2)	-	-	-	5	21	-	-
Royalties	8	4	-	-	-	-	3	1	2	1	4	3	5	-	7	3	-	-
Related party transactions (1)	-	-	-	-	-	-	1	-	1	-	1	1	(1)	-	-	-	-	-
Adjusted for:																		
Minority interests (2)	(3)	-	-	-	-	(13)	-	-	(8)	(4)	-	-	-	-	-	-	-	-
Total cash costs	33	107	-	-	32	13	78	26	38	37	42	25	40	23	143	84	-	4
Plus:																		
Depreciation, depletion and amortization	28	30	-	-	15	12	35	16	19	10	36	6	15	5	47	40	-	1
Employee severance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	1	1	-	-	1	-	-	-	1	2	-	-	-	-	1	(4)	-	-
Adjusted for:																		
Minority interests (2)	(2)	-	-	-	-	(4)	-	-	(2)	(1)	-	-	-	-	-	-	-	-
Total production costs	60	138	-	-	48	21	113	42	56	48	78	31	55	28	191	120	-	5
Gold produced (000' ounces) (3)	211	410	-	-	240	94	255	105	125	83	174	97	204	66	570	329	-	9
Total cash costs per ounce (4)	156	260	-	-	133	134	305	251	303	443	242	255	196	348	250 (7)	220	-	417
Total production costs per ounce (4)	284	337	-	-	200	223	443	400	448	578	448	320	270	424	335	365	-	556

For the year ended December 31, 2004

AngloGold Ashanti operations - Total

(in $ millions, except as otherwise noted)

	Total
Production costs per financial statements	**1,340**
Plus:	
Production costs of equity accounted joint ventures	119
Less:	
Rehabilitation costs & other non-cash costs	(20)
Plus:	
Inventory movement	35
Royalties	41
Related party transactions [1]	46
Adjusted for:	
Minority interests [2]	(28)
Non-gold producing companies and adjustments	3
Total cash costs	**1,536**
Plus:	
Depreciation, depletion and amortization	507
Employee severance costs	7
Rehabilitation and other non-cash costs	20
Adjusted for:	
Minority interests [2]	(9)
Non-gold producing companies and adjustments	(4)
Total production costs	**2,057**
Gold produced (000' ounces) [3]	**5,829**
Total cash costs per ounce [4]	**264**
Total production costs per ounce [4]	**353**

(1) Relates solely to production costs as included in the company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(2) Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(3) Attributable production only.

(4) In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5) Corporate includes non-gold producing subsidiaries.

(6) Adjusted to exclude Ergo.

(7) Total cash costs per ounce calculation includes inventory change.

(8) Jerritt Canyon Joint Venture was sold effective June 30, 2003.

(9) There was no production attributable to AngloGold Ashanti in 2004.

(10) Operations acquired from Ashanti (including 50 percent in Geita). Results are included for the eight months from May 2004 through December 2004.

(11) Freda-Rebecca mine was sold effective September 1, 2004. Results are included for the four months from May 2004 through August 2004.

For the year ended December 31, 2003

Operations in South Africa [6]

(in $ millions, except as otherwise noted)

	Mponeng	TauTona	Savuka	Great Noligwa	Kopanang	Tau Lekoa	Surface operations	Corporate [5]
Production costs	117	122	85	168	129	91	19	(22)
Plus:								
Production costs of equity accounted joint ventures	-	-	-	-	-	-	-	-
Less:								
Rehabilitation costs & other non-cash costs	-	(1)	(2)	(2)	(1)	-	-	-
Plus:								
Inventory movement	-	(3)	(1)	2	(2)	-	-	-
Royalties	-	-	-	-	-	-	-	-
Related party transactions [1]	6	7	2	9	6	4	3	-
Adjusted for:								
Minority interests [2]	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	28
Total cash costs	123	125	84	177	132	95	22	6
Plus:								
Depreciation, depletion and amortization	21	15	5	18	13	15	20	4
Employee severance costs	1	-	2	-	-	1	-	-
Rehabilitation and other non-cash costs	-	1	2	2	1	-	-	-
Adjusted for:								
Minority interests [2]	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	(2)
Total production costs	145	141	93	197	146	111	42	8
Gold produced (000' ounces) [3]	499	646	187	812	497	322	115	-
Total cash costs per ounce [4]	247	194	448	218	266	294	200	-
Total production costs per ounce [4]	291	218	497	243	294	345	365	-

For the year ended December 31, 2003

Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, USA and Zimbabwe
(in $ millions, except as otherwise noted)

	ARGENTINA	AUSTRALIA			BRAZIL		GHANA			GUINEA	MALI			NAMIBIA	TANZANIA	USA		ZIMBABWE
	Cerro Vanguardia	Sunrise Dam	Boddington(9)	Union Reefs	AngloGold Ashanti Mineração	Serra Grande	Obuasi	Bibiani	Iduapriem	Siguiri	Sadiola	Yatela	Morila	Navachab	Geita	Cripple Creek & Victor	Jerritt Canyon(8)	Freda-Rebecca
Production costs	**26**	**81**	**-**	**23**	**33**	**20**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**20**	**-**	**50**	**30**	**-**
Plus:																		
Production costs of equity accounted joint ventures	-	-	-	-	-	-	-	-	-	-	30	19	29	-	59	-	-	-
Less:																		
Rehabilitation costs & other non-cash costs	(1)	(1)	-	(1)	(1)	-	-	-	-	-	-	(1)	(1)	(1)	(1)	5	-	-
Plus:																		
Inventory movement	2	(1)	-	(2)	-	-	-	-	-	-	1	-	-	1	-	21	(1)	-
Royalties	6	3	-	-	-	-	-	-	-	-	4	2	7	-	3	2	-	-
Related party transactions (1)	-	-	-	-	-	-	-	-	-	-	1	-	(1)	-	-	-	-	-
Adjusted for:																		
Minority interests (2)	(3)	-	-	-	-	(10)	-	-	-	-	-	-	-	-	-	-	-	-
Total cash costs	**30**	**82**	**-**	**20**	**32**	**10**	**-**	**-**	**-**	**-**	**36**	**20**	**34**	**20**	**61**	**78**	**29**	**-**
Plus:																		
Depreciation, depletion and amortization	28	24	-	6	14	14	-	-	-	-	33	8	21	3	12	37	10	-
Employee severance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	1	1	-	1	1	-	-	-	-	-	-	1	1	1	1	(5)	-	-
Adjusted for:																		
Minority interests (2)	(2)	-	-	-	-	(5)	-	-	-	-	-	-	-	-	-	-	-	-
Total production costs	**57**	**107**	**-**	**27**	**47**	**19**	**-**	**-**	**-**	**-**	**69**	**29**	**56**	**24**	**74**	**110**	**39**	**-**
Gold produced (000' ounces) (3)	**209**	**358**	**-**	**74**	**228**	**95**	**-**	**-**	**-**	**-**	**172**	**87**	**318**	**73**	**331**	**283**	**107**	**-**
Total cash costs per ounce (4)	**143**	**228**	**-**	**272**	**141**	**109**	**-**	**-**	**-**	**-**	**210**	**235**	**108**	**274**	**183**	**(7)1 99**	**270**	**-**
Total production costs per ounce (4)	**273**	**299**	**-**	**365**	**206**	**200**	**-**	**-**	**-**	**-**	**401**	**333**	**176**	**329**	**224**	**389**	**364**	**-**

For the year ended December 31, 2003

AngloGold Ashanti operations - Total

(in $ millions, except as otherwise noted)

	Total
Production costs per financial statements	**992**
Plus:	
Production costs of equity accounted joint ventures	137
Less:	
Rehabilitation costs & other non-cash costs	(9)
Plus:	
Inventory movement	17
Royalties	27
Related party transactions [1]	37
Adjusted for:	
Minority interests [2]	(13)
Non-gold producing companies and adjustments	28
Total cash costs	**1,216**
Plus:	
Depreciation, depletion and amortization	321
Employee severance costs	4
Rehabilitation and other non-cash costs	9
Adjusted for:	
Minority interests [2]	(7)
Non-gold producing companies and adjustments	(2)
Total production costs	**1,541**
Gold produced (000' ounces) [3]	**5,413**
Total cash costs per ounce [4]	**225**
Total production costs per ounce [4]	**285**

(1) Relates solely to production costs as included in the company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(2) Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(3) Attributable production only.

(4) In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5) Corporate includes non-gold producing subsidiaries.

(6) Adjusted to exclude Ergo.

(7) Total cash costs per ounce calculation includes inventory change.

(8) Jerritt Canyon Joint Venture was sold effective June 30, 2003. Results are included for the six months ended June 30, 2003.

(9) There was no production attributable to AngloGold in 2003.

Capital expenditure

Total capital expenditure during the year ended December 31, 2005 was $722 million, compared to $583 million in 2004, which represents a $139 million, or 24 percent increase. In South Africa, capital expenditure increased from $333 million in 2004 to $347 million in 2005, mainly due to the impact of the strengthening of the South African rand against the US dollar. Capital projects in Ghana and Guinea amounted to $90 million and $36 million, respectively, in 2005, compared to $42 million and $57 million, respectively, in 2004, as part of AngloGold Ashanti's investment strategy following the AngloGold Ashanti business combination completed in April 2004. Expenditure in Brazil increased from $40 million in 2004 to $85 million in 2005 as a result of the Cuiabá expansion project. Capital expenditure in Namibia decreased from $21 million in 2004 to $5 million in 2005 as a result of reduced infrastructure spend resulting from the previous year transition from contract mining to owner-mining. In Australia, capital expenditure increased from $28 million in 2004 to $38 million in 2005 mainly as a result of the continuing underground mining project. Capital expenditure in the USA decreased from $16 million in 2004 to $8 million in 2005 due to reduced pit development and mine equipment rebuilds.

Total capital expenditure during the year ended December 31, 2004 was $583 million, compared to $363 million in 2003, which represents a $220 million, or 61 percent, increase in capital expenditure on a group level. In South Africa, capital expenditure increased from $242 million spent in 2003 to $333 million in 2004, mainly due to the impact of the strengthening of the South African rand against the US dollar and the impact of the change in estimate of on-reef Ore Reserve development expenditure ($85 million), during 2004. Capital projects in Ghana and Guinea amounted to $42 million and $57 million, respectively, in 2004, as part of AngloGold Ashanti's investment strategy following the AngloGold Ashanti business combination completed in April 2004. Capital expenditure in Namibia increased from $2 million spent in 2003 to $21 million in 2004, with the conversion of Navachab from contractor mining to owner-mining. In Australia, capital expenditure increased from $21 million to $28 million, mainly as a result of the Sunrise Dam underground mining project. Capital expenditure in the USA decreased from $27 million spent in 2003 to $16 million in 2004 due to the completion of the expansion project at Cripple Creek & Victor during 2004 and the impact of the sale of the Jerritt Canyon Joint Venture, effective June 30, 2003, on spending in 2004.

A more detailed review of capital expenditure at each of AngloGold Ashanti's operations is provided under "Item 4B.: Business overview".

Comparison of financial performance on a segment basis for 2005, 2004 and 2003

AngloGold Ashanti produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by AngloGold Ashanti's chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.

Revenues

(in millions)	2005 $	percent	2004 $	percent	2003 $	percent
			Year ended December 31			
Category of activity						
Total revenues						
Product sales	2,453		2,096		1,641	
Interest, dividends and other	32		55		29	
Total revenues	**2,485**		**2,151**		**1,670**	
Geographical area data						
Total revenues						
South Africa	1,165	47	1,143	53	1,128	68
Argentina	103	4	100	5	76	5
Australia	215	9	172	8	157	9
Brazil	178	7	173	8	151	9
Ghana	314	13	209	10	-	-
Guinea	127	5	44	2	-	-
Mali	236	10	181	8	207	12
Namibia	36	1	28	1	28	2
Tanzania	233	9	208	10	107	6
USA	106	4	106	5	129	8
Zimbabwe	-		4	-	-	-
Other, including Corporate and Non-gold producing subsidiaries	8	-	6	-	1	-
	2,721		**2,374**		**1,984**	
Less : Equity method investments included in above	(236)	(9)	(223)	(10)	(314)	(19)
Total revenues	**2,485**	**100**	**2,151**	**100**	**1,670**	**100**

In 2005, 47 percent of AngloGold Ashanti's total consolidated revenues were derived from its operations in South Africa, compared to 53 percent in 2004, mainly as a result of a 6 percent decrease in gold production in South Africa from 2004 to 2005, as well as the full year impact of additional revenues generated arising from the business combination with Ashanti. This reduction in the South African revenue source is part of management's strategy to increase the amount of non-South African revenue.

In 2004, 53 percent of AngloGold Ashanti's total revenues were derived from its operations in South Africa, compared to 68 percent in 2003, mainly as a result of a 6 percent decrease in gold production in 2004 from 2003, as well as the impact of additional revenues generated arising from the business combination with Ashanti. Former Ashanti operations acquired as part of the completed AngloGold Ashanti business combination in Ghana, Guinea and Zimbabwe accounted for 10 percent, 2 percent and nil percent, respectively, of AngloGold Ashanti's total revenue in 2004. Similarly, Tanzania contributed 10 percent of AngloGold Ashanti's total revenues during 2004 compared to 6 percent in 2003, mainly due to the additional 50 percent interest acquired in Geita as part of this transaction. Operations in Mali and the USA contributed 8 percent and 5 percent of AngloGold Ashanti's total revenues during 2004, compared to 12 percent and 8 percent, respectively, in 2003. This decrease in Malian and USA revenues as a percentage of total revenues was mainly due to lower gold production during 2004 for Mali and the impact of the sale of the Jerritt Canyon Joint Venture of North America with effect from June 30, 2003 on revenue of 2004. Other operations, including those situated in Argentina, Australia, Brazil and Namibia and corporate, collectively accounted for approximately 22 percent of AngloGold Ashanti's total revenue in 2004, compared to 25 percent in 2003.

Assets

| (in millions) | As at December 31 | | | | | |
| | 2005 | | 2004 | | 2003 | |
	$	percent	$	percent	$	percent
Geographical area data						
Total segment assets						
South Africa	3,019	33	3,431	37	3,039	57
Argentina	248	3	260	3	264	5
Australia	737	8	711	8	649	12
Brazil	371	4	340	4	286	5
Ghana	2,104	23	2,126	22	-	-
Guinea	349	4	325	3	-	-
Mali	309 [(1)]	4	344 [(1)]	4	332 [(1)]	6
Namibia	51	-	38	-	30	1
Tanzania	1,281	14	1,065	11	171 [(1)]	3
USA	429	5	408	4	416	8
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	215	2	348	4	156	3
Total segment assets	**9,113**	**100**	**9,396**	**100**	**5,343**	**100**

(1)   *Investment held.*

At December 31, 2005, 33 percent of AngloGold Ashanti's total assets were located in South Africa compared with 37 percent at the end of 2004. Operations outside of South Africa collectively accounted for approximately 67 percent of AngloGold Ashanti's total assets at December 31, 2005 compared to 63 percent at the end of the same period in 2004, reflecting the increasing management emphasis of obtaining viable assets outside South Africa.

At December 31, 2004, 37 percent of AngloGold Ashanti's total assets were located in South Africa compared with 57 percent at the end of 2003. In addition, operations in Argentina, Australia, Brazil, Mali, Namibia, USA and corporate, collectively accounted for approximately 27 percent of AngloGold Ashanti's total assets at December 31, 2004 compared to 40 percent at the end of the same period in 2003, reflecting the impact of the addition of assets primarily in Ghana and Guinea, arising from the business combination with Ashanti. These assets held in Ghana and Guinea accounted for 22 percent and 3 percent, respectively, of AngloGold Ashanti's total assets as at December 31, 2004. Similarly, Tanzanian assets of AngloGold Ashanti represented 11 percent of AngloGold Ashanti's total assets at December 31, 2004 while at the end of the same period in 2003 this share was 3 percent, mainly due to the additional 50 percent interest acquired in Geita as part of this transaction.

Comparison of financial performance in 2005 with 2004

Revenues

Revenues from product sales and other income increased by $334 million from $2,151 million in 2004 to $2,485 million in 2005, representing a 16 percent increase over the period. This increase was primarily due to the increase in the spot price of gold in 2005 as well as the contribution to revenue for the full twelve month period from operations acquired as part of the completed AngloGold Ashanti business combination, whereas only eight months were recorded in 2004. The average spot price of gold was $445 per ounce during 2005, $36 per ounce, or 9 percent, higher than $409 per ounce, the average spot price of gold in 2004. The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations increased by $22 million to $1,165 million from $1,143 million realized in 2004, a 2 percent increase, mainly as a result of the higher gold price. The increase in revenues was partly offset by the anticipated reduced gold production at the South African operations as both volumes (6 percent lower in 2005 compared with 2004) and grade decreased.

Total revenues generated by Cerro Vanguardia, the Argentinean operation increased marginally from $100 million in 2004 to $103 million in 2005 on flat volumes. Although volumes of ore processed declined, gold produced remained unchanged due to an increase in grade yield.

The Australian operation at Sunrise Dam increased production to 455,000 ounces from 410,000 ounces in 2004. In addition, average grade increased marginally as surface grades were supplemented by increasing tonnage from the underground operation and as a result, total revenues increased from $172 million in 2004 to $215 million in 2005.

The two operations in Brazil produced 346,000 attributable ounces. Year-on-year volumes of ore processed increased which was offset by a reduction in average grades resulting in total revenues of $178 million in 2005 compared to $173 million in 2004.

Total revenues generated from operations situated in Ghana acquired as part of the AngloGold Ashanti business combination amounted to $314 million in 2005, compared to $209 million in 2004. The three mines produced 680,000 ounces of attributable gold. Production only improved modestly during the year and was hampered by inadequately drilled and developed reserves. Processes have been put in place to improve this situation over the coming years.

Total revenues generated in Guinea acquired as part of the AngloGold Ashanti business combination amounted to $127 million in 2005 compared to $44 million in 2004. The mine at Siguiri produced 246,000 ounces of attributable gold. The operations transitioned from heap leach processing to carbon-in-pulp operation allowing the mine to exploit previously untreatable ore.

Tanzania recorded total revenues of $233 million in 2005 compared to $208 million in 2004. Production decreased to 613,000 ounces, as ore exposed in previous stripping activities was depleted.

Production costs

Production costs increased from $1,340 million in 2004 to $1,638 million in 2005, which represents a $298 million, or 22 percent increase. In South Africa, production costs increased by $24 million to $812 million in 2005 from $788 million in 2004 primarily due to the strengthening of the South African rand relative to the US dollar. About 50 percent of AngloGold Ashanti's production costs were denominated in South African rands in 2005. Production costs recorded from operations situated in Ghana, Guinea and Zimbabwe acquired as part of the AngloGold Ashanti business combination contributed $325 million to production costs in 2005 compared to $189 million in 2004.

Production costs recorded by Geita in Tanzania increased from $109 million in 2004 to $189 million in 2005 mainly due to the impact of the additional 50 percent acquired in Geita as part the AngloGold Ashanti business combination, which resulted in Geita being accounted for as a subsidiary of AngloGold Ashanti from April 26, 2004.

Exploration costs

Exploration costs remained unchanged at $44 million in 2005. During 2005, exploration continued to focus around the operations in the countries in which AngloGold Ashanti has operations namely, Argentina, Australia, Brazil, Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA. In addition, exploration activities were pursued in areas in the Democratic Republic of Congo, Colombia, Alaska, China, Philippines, Mongolia and Russia. During 2005 exploration activities in Peru were terminated and the Canadian prospects were converted to a royalty basis. For a discussion of AngloGold Ashanti's exploration activities in 2005, see "Item 4B.: Business overview – Global exploration".

Related party transactions

Related party transactions in 2005 amounted to $41 million compared with $45 million in 2004 mainly due to higher contract work generated by development activities. For a detailed discussion of related party transactions, see "Item 5B.: Liquidity and capital resources – Related party transactions".

General and administrative

General and administrative expenses increased from $58 million in 2004 to $71 million in 2005, mainly due to the full year impact of the Ashanti business combination, integration costs in connection with the AngloGold Ashanti business combination and the strengthening of the South African rand relative to the US dollar.

Royalties

Royalties paid by AngloGold Ashanti increased from $27 million in 2004 to $39 million paid in 2005, with royalties in Australia, Argentina, Tanzania and the USA amounting to $5 million, $8 million, $7 million and $4 million, respectively, in 2005 compared with $4 million, $8 million, $5 million and $3 million, respectively, in 2004. Royalties paid in Ghana and Guinea amounted to $15 million in 2005 compared to $7 million in 2004. Australian royalties are payable to the government as specified in the relevant legislation in each State or Territory based on ounces produced. In Argentina, royalties are payable to Formicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the International Finance Corporation calculated as a percentage of revenues. In Tanzania, royalties for Geita, are payable to the Tanzanian government calculated as a percentage of revenues. In the USA, royalties are payable to a small number of private claim holders based on ounces produced and percentage ownership of the specific claim being mined.

Market development costs

Market development costs decreased from $15 million in 2004 to $13 million in 2005. During 2005, approximately 69 percent (2004: 66 percent) of these costs were spent through the World Gold Council (WGC). For a detailed discussion on market development see "Item 4B.: Business overview – Gold market development".

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $148 million or 33 percent, to $593 million in 2005 when compared to $445 million recorded in 2004. In South Africa, depreciation, depletion and amortization expense increased from $192 million in 2004 to $248 million in 2005, mainly due to the impact of currency movements. Depreciation, depletion and amortization expense from operations situated in Ghana and Guinea acquired since April 2004 as part of the AngloGold Ashanti business combination amounted to $152 million in 2005 compared to $80 million in 2004 mainly as a result of a full year's costs. Tanzania recorded depreciation, depletion and amortization expense of $56 million in 2005 compared to $47 million in 2004. Other operating units' depreciation, depletion and amortization expense was generally in line with that of the prior year.

Impairment of assets

In 2005, AngloGold Ashanti recorded impairments amounting to $141 million. These related to the Bibiani mine in Ghana of $41 million; in South Africa – mine development costs of $6 million were impaired as a review of certain properties and access development identified that they will not generate future cash flows. The tax rate concession which was granted by the government of Ghana at a rate of 30 percent in negotiations for the Ashanti business combination in 2004 amounting to $20 million was fully impaired during 2005 as the corporate tax rate in Ghana was revised down to 25 percent. Due to a change in intention to exploit certain properties in South Africa, acquired at the formation of AngloGold, AngloGold Ashanti recorded an impairment of $74 million in 2005.

In 2004, AngloGold Ashanti recorded an impairment of assets of $3 million relating mainly to goodwill held in its subsidiary, GoldAvenue and mining assets and mineral rights in Australia.

Interest expense

Interest expense increased by $13 million from $67 million recorded in 2004 to $80 million in 2005. The increase in interest expense from 2004 was mainly due to finance charges paid on the issuance of the $1,000,000,000 2.375 percent convertible bonds in February 2004 and increased bank borrowings during 2005. All of AngloGold Ashanti's debt (exclusive of the rand denominated corporate bond and local South African borrowings) was denominated in US dollars in 2005.

Accretion expense

Accretion expense of $5 million was recorded in 2005 compared with $8 million in 2004. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

Employment severance cost

Employment severance costs increased to $26 million in 2005 from $7 million in 2004. The 2005 expense generally related to retrenchments in the South African region reflecting mainly rationalization of operations.

Profit on sale of assets

The profit on sale of assets of $3 million recorded in 2005 relates to the disposal of various exploration properties. The profit on sale of assets of $14 million recorded in 2004 relates mainly to the sale of the Western Tanami assets, Tanami Gold Mine and Union Reefs mine in Australia and various mineral rights and exploration properties in South America.

Mining contractor termination costs

During 2005, the operations at Geita in Tanzania transitioned from contractor mining to owner-mining. The company incurred cancellation costs of $9 million in this regard.

Non-hedge derivative loss/gain

A loss on non-hedge derivatives of $151 million was recorded in 2005 compared to a loss of $131 million in 2004 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.

Loss from continuing operations before income tax, equity income, minority interest and cumulative effect of accounting change

For the foregoing reasons, in 2005, loss before equity income and income tax amounted to $363 million compared to a loss of $25 million in 2004.

Equity income in affiliates

Equity income in equity method investments increased from $23 million in 2004 to $39 million in 2005, mainly as a result of the increased earnings of operations in Mali during 2005.

Taxation benefit/expense

Taxation decreased by $11 million from a net tax benefit of $132 million recorded in 2004, to a net tax benefit of $121 million in 2005. Charges for current tax in 2005 amounted to $70 million compared to $68 million in 2004. Charges for current tax in 2005 included an under provision of $53 million in estimated tax payable. Charges for deferred tax in 2005 amounted to a net tax benefit of $191 million compared to a net tax benefit of $200 million in 2004. Deferred tax in 2005 include a tax benefit of $20 million as a result of a change to the estimated deferred tax rate, in South Africa, reflecting the impact of the South African mining tax formula to the decrease in the earnings of the operations in that country and a change in the corporate tax rate in Ghana from 28 percent to 25 percent.

Cumulative effect of accounting change

AngloGold Ashanti adopted the provisions of SFAS 87, "Employers' Accounting for Pensions" and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", with effect from January 1, 2004. This resulted in a cumulative change in accounting policy effect of $22 million (net of provision for deferred taxation) reflected in 2005. This change was made as AngloGold Ashanti believes that elimination of the permitted pension and post-retirement benefit corridor, as allowed by SFAS 87 and SFAS 106 will result in more accurate financial information.

Net income/loss

As a result of the factors discussed above, net income decreased by $389 million from $97 million of net income earned in 2004 to a net loss of $292 million in 2005.

Comparison of financial performance in 2004 with 2003

Revenues

Revenues from product sales and other income increased by $481 million from $1,670 million in 2003 to $2,151 million in 2004, representing a 29 percent increase over the period. This increase was primarily due to the increase in the spot price of gold in 2004 as well as the contribution to revenue during 2004, from operations acquired during April 2004 as part of the completed AngloGold Ashanti business combination. The average spot price of gold was $409 per ounce during 2004, $46 per ounce, or 13 percent, higher than $363 per ounce, the average spot price of gold in 2003. The majority of product sales consisted of US dollar-denominated gold sales. Total revenues from the South African operations increased by $15 million to $1,143 million from $1,128 million realized in 2003, a 1 percent increase, mainly as a result of the higher gold price. The increase in revenues was partly offset by reduced gold production from continuing operations at the South African operations (7 percent lower in 2004 compared with 2003) as a result of lower grades.

Total revenues generated from operations situated in Ghana, Guinea and Zimbabwe acquired since April 2004 as part of the AngloGold Ashanti business combination amounted to $257 million in 2004. Tanzania recorded total revenues of $208 million in 2004, as a result of the additional 50 percent interest acquired in Geita as part of the AngloGold Ashanti business combination.

Production costs

Production costs increased from $992 million in 2003 to $1,340 million in 2004, which represents a $348 million, or 35 percent increase. In South Africa, production costs increased by $79 million to $788 million in 2004 from $709 million in 2003 primarily due to the strengthening of the South African rand relative to the US dollar. About 59 percent of AngloGold Ashanti's production costs were denominated in South African rands in 2004. Production costs recorded by operations situated in Ghana, Guinea and Zimbabwe acquired since April 2004 as part of the AngloGold Ashanti business combination amounted to $189 million in 2004. As a result of the additional 50 percent interest acquired in Geita as part of the AngloGold Ashanti business combination, Tanzania recorded production costs of $109 million in 2004.

Exploration costs

Exploration costs increased from $40 million in 2003 to $44 million in 2004. During 2004, exploration continued to focus around the operations in the countries in which AngloGold Ashanti has operations namely, Argentina, Australia, Brazil, Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA. In addition, exploration activities were pursued in areas in the Democratic Republic of Congo, Colombia, Peru, Alaska, China, Mongolia and Russia.

Related party transactions

Related party transactions in 2004 amounted to $45 million compared with $37 million in 2003 mainly due to higher contract work generated by development activities. For a detailed discussion of related party transactions, see "Item 5B.: Liquidity and capital resources – Related party transactions".

General and administrative

General and administrative expenses increased from $43 million in 2003 to $58 million in 2004, mainly due to costs associated with the AngloGold Ashanti launch, integration activities and the strengthening of the South African rand relative to the US dollar. The incorporation of the former Ashanti corporate offices in total amounted to $10 million.

Royalties

Royalties paid by AngloGold Ashanti increased from $11 million in 2003 to $27 million paid in 2004, with royalties in Australia, Argentina, Tanzania and the USA amounting to $4 million, $8 million, $5 million and $3 million, respectively, in 2004 compared with $3 million, $6 million, $nil million and $2 million, respectively, in 2003. Royalties paid in Ghana and Guinea amounted to $7 million in 2004. Australian royalties are payable to the government as specified in the relevant legislation in each State or Territory based on ounces produced. In Argentina, royalties are payable to Formicruz, a State-owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. In Tanzania, royalties for Geita, are payable to the Tanzanian government calculated as a percentage of revenues. In the USA, royalties are payable to a small number of private claim holders based on ounces produced and percentage ownership of the specific claim being mined. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government calculated as a percentage of revenues.

Market development costs

Market development costs decreased from $19 million in 2003 to $15 million in 2004. During 2004, approximately 66 percent (2003: 55 percent) of these costs were spent through the World Gold Council (WGC).

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $198 million or 80 percent, to $445 million in 2004 when compared to $247 million recorded in 2003. In South Africa, depreciation, depletion and amortization expense increased from $111 million in 2003 to $192 million in 2004, mainly due to AngloGold Ashanti's reassessment of the useful life of on-reef Ore Reserve development expenditure with effect from January 1, 2004 and amortization charges included for the full year, relating to the acquisition of a portion of the Driefontein mining area from Gold Fields Limited during September 2003. Depreciation, depletion and amortization expense from operations situated in Ghana, Guinea and Zimbabwe acquired since April 2004 as part of the AngloGold Ashanti business combination amounted to $81 million in 2004. Tanzania recorded depreciation, depletion and amortization expense of $47 million in 2004, mainly as a result of the additional 50 percent interest acquired in Geita as part of the AngloGold Ashanti business combination. In the USA, depreciation, depletion and amortization expense decreased from $47 million in 2003 to $40 million in 2004, mainly due to the impact of the disposal of AngloGold's 70 percent interest in the Jerritt Canyon Joint Venture with effect from June 30, 2003.

Impairment of assets

In 2004, AngloGold Ashanti recorded an impairment of assets of $3 million relating mainly to goodwill held in its subsidiary, GoldAvenue and mining assets and mineral rights in Australia. An impairment of assets of $75 million was recorded in 2003 relating mainly to the Savuka operations in South Africa, mining equipment in Brazil and the abandonment of exploration activities in the Australian region.

Interest expense

Interest expense increased by $39 million from $28 million recorded in 2003 to $67 million in 2004. The increase in interest expense from 2003 was mainly due to finance charges paid on the senior unsecured bonds issued in August 2003 (the corporate bond) and finance charges on the issuance of the $1,000,000,000 2.375 percent convertible bonds in February 2004. All of AngloGold Ashanti's debt (exclusive of the rand denominated corporate bond) was denominated in US dollars in 2004.

Accretion expense

Accretion expense of $8 million was recorded in 2004 compared with $2 million in 2003, relating to the adoption of SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)", with effect from January 1, 2003. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

Employment severance cost

Employment severance costs increased to $7 million in 2004 from $4 million in 2003. The 2004 expense related to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa and TauTona and at Savuka which is nearing the end of its life.

Profit on sale of assets

The profit on sale of assets of $14 million recorded in 2004 relates mainly to the sale of the Western Tanami assets, Tanami Gold Mine and Union Reefs mine in Australia and various mineral rights and exploration properties in South America. The profit on sale of assets of $55 million recorded in 2003 related to the sale by AngloGold of its 70 percent interest in the Jerritt Canyon Joint Venture and Queenstake investment in North America, its wholly-owned Amapari Project in North Brazil and shares held in East African Gold Mines Limited and Randgold Resources Limited.

Non-hedge derivative loss/gain

A loss on non-hedge derivatives of $131 million was recorded in 2004 compared to a gain of $114 million in 2003 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.

Loss from continuing operations before income tax, equity income, minority interest and cumulative effect of accounting change

For the foregoing reasons, in 2004, loss before equity income and income tax amounted to $25 million compared to a profit of $341 million in 2003.

Equity income in affiliates

Equity income in equity method investments decreased from $71 million in 2003 to $23 million in 2004, mainly as a result of the additional 50 percent interest acquired in Geita as part of the AngloGold Ashanti business combination, which resulted in Geita being accounted for as a subsidiary of AngloGold Ashanti from April 26, 2004.

Taxation benefit/expense

Taxation decreased by $275 million from a net tax charge of $143 million recorded in 2003, to a net tax benefit of $132 million in 2004. Charges for current tax in 2004 amounted to $68 million compared to $71 million in 2003. Charges for current tax in 2004 included an under provision of $40 million in estimated tax payable. Charges for deferred tax in 2004 amounted to a net tax benefit of $200 million compared to a net tax charge of $72 million in 2003. Deferred tax charges in 2004 include a tax benefit of $158 million as a result of a change to the estimated deferred tax rate, mainly in South Africa, reflecting the impact of the South African mining tax formula to the decrease in the earnings of the operations in that country.

Cumulative effect of accounting change

AngloGold Ashanti adopted SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)" with effect from January 1, 2003. This resulted in a cumulative change in accounting policy effect of $3 million (net of provision for deferred taxation) reflected in 2003.

Net income/loss

As a result of the factors discussed above, net income decreased by $150 million from $247 million earned in 2003 to $97 million in 2004.

5B.   Liquidity and capital resources

Operating activities

2005

Net cash provided by operating activities was $347 million in 2005, 32 percent lower than the 2004 amount of $513 million. The decrease in net cash provided by operating activities over 2004 is mainly the result of the decrease in AngloGold Ashanti's profitability due to higher costs and expenses offset by the higher unit prices of gold during 2005. A reduction in taxation paid over 2004, positively impacted cash provided by operating activities in 2005.

Net cash outflow from operating working capital items amounted to $13 million in 2005, compared with an outflow of $7 million in 2004.

A detailed discussion of the movement in net income is included in the comparison of 2005 with 2004 under "Item 5A.: Operating results".

2004

Net cash provided by operating activities was $513 million in 2004, 23 percent higher than the 2003 amount of $417 million. The increase in net cash provided by operating activities over 2003 is mainly the result of an increase in AngloGold Ashanti's profitability due to higher unit prices of gold during 2004, being offset by higher unit cash costs per ounce when compared with 2003. A reduction in taxation paid over 2003, positively impacted cash provided by operating activities in 2004.

Net cash outflow from operating working capital items amounted to $7 million in 2004, compared with an outflow of $104 million in 2003. The decrease in cash outflow from operating working capital items over 2003 is mainly due to working capital acquired from Ashanti in the AngloGold Ashanti business combination.

A detailed discussion of the movement in net income is included in the comparison of 2004 with 2003 under "Item 5A.: Operating results".

Investing activities

2005

Investing activities in 2005 resulted in a net cash outflow of $624 million compared with a net cash outflow of $995 million in 2004. This decrease in cash outflows was the net result of additions to property, plants and equipment which included capital expenditure of $710 million, compared to $571 million in 2004, as a result of major capital projects in Ghana and Guinea, the purchase of a new mining fleet in Tanzania and the Sunrise Dam underground mining project in Australia. Investments acquired included a further stake in Trans-Siberian Gold plc at a cost of $15 million, increasing the percentage holding in the company to 29.9 percent. Cash effects resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $84 million in 2005.

2004

Investing activities in 2004 resulted in a net cash outflow of $995 million compared with a net cash outflow of $263 million in 2003. This increase in cash outflows was the net result of additions to property, plants and equipment which included capital expenditure of $571 million, compared to $339 million in 2003, as a result of major capital projects in Ghana and Guinea, the purchase of a new mining fleet in Namibia and the Sunrise Dam underground mining project in Australia. Investments acquired included a 17.5 percent stake in Trans-Siberian Gold plc at a cost of $16 million and a 12.3 percent interest in Red 5 Limited at a cost of $4 million. AngloGold Ashanti received cash of $10 million related to the disposal of its interest in the Western Tanami Project and Union Reefs mine in Australia and paid a net cash consideration of $171 million related to the acquisition of Ashanti's assets. Cash effects resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $310 million in 2004.

Financing activities

2005

Net cash generated in financing activities decreased by $76 million from an inflow of $276 million in 2004 to an inflow of $200 million in 2005. This net decrease in cash generated in financing activities was the result of reduced borrowings raised, partly offset by borrowings repaid. Repayments comprised normal scheduled loan repayments in terms of loan facilities of $23 million, the repayment of the $600 million unsecured syndicated loan facility (which was repayable in February 2005) amounting to $265 million, the repayment of $15 million under the $700 million unsecured syndicated loan facility (obtained in February 2005). Proceeds from loans during 2005 included $470 million raised through the new unsecured syndicated loan facility of $700 million obtained in February 2005. The proceeds, after payment of expenses, were utilized by AngloGold Ashanti to refinance amounts outstanding under credit facilities for general corporate purposes, including planned capital expenditure.

Cash effects resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $55 million in 2004. During 2005, the loan facility of A$50 million arranged with the Australia and New Zealand Banking Group Limited, at 0.35 percent over the Bank Bill Swap Reference Rate on October 14, 2002, and originally repayable by September 2003, was further extended to September 2006. At December 31, 2005, no amount had been drawn under this facility.

During 2005, AngloGold Ashanti issued 475,538 ordinary shares pursuant to the AngloGold Share Incentive Scheme. Proceeds from the issuance amounted to $9 million in 2005.

Dividends paid decreased from $198 million (76 US cents or 505 South African cents per share) in 2004 to $169 million (56 US cents or 350 South African cents per share) in 2005. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.

2004

Net cash generated in financing activities increased by $355 million from an outflow of $79 million in 2003 to an inflow of $276 million in 2004. This net increase in cash generated in financing activities was the result of higher borrowings raised, partly offset by higher borrowings repaid. Repayments comprised normal scheduled loan repayments in terms of loan facilities of $146 million, the repayment of the $400 million unsecured syndicated loan facility (which was repayable in May 2004) amounting to $232 million, the repayment of $200 million under the $600 million unsecured syndicated loan facility (repayable in February 2005), the repayment of $92 million syndicated project finance loans and the repayment of $139 million under a revolving credit facility acquired as part of the AngloGold Ashanti business combination. Proceeds from loans during 2004 included $991 million raised through the issuance of $1,000,000,000 2.375 percent convertible bonds in February 2004. The bonds, due in 2009, are convertible into AngloGold Ashanti American Depositary Shares (ADSs) and are guaranteed by AngloGold Ashanti. The proceeds, after payment of expenses, were utilized by AngloGold Ashanti to refinance amounts outstanding under credit facilities, to meet transaction costs in connection with the business combination with Ashanti and for general corporate purposes, including planned capital expenditure.

Cash effects resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $227 million in 2004. During 2004, the loan facility of A$50 million arranged with the Australia and New Zealand Banking Group Limited, at 0.35 percent over the Bank Bill Swap Reference Rate on October 14, 2002, and originally repayable by September 2003, was extended to September 2006. At December 31, 2004, no amount had been drawn under this facility.

During 2004, AngloGold Ashanti issued 41,326,552 ordinary shares, of which 41,133,752 ordinary shares were issued in terms of the Ashanti business combination and 192,800 ordinary shares were issued pursuant to the AngloGold Share Incentive Scheme. Proceeds from the latter issuance amounted to $3 million in 2004.

Dividends paid decreased from $314 million (133 US cents or 1,050 South African cents per share) in 2003 to $198 million (76 US cents or 505 South African cents per share) in 2004. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.

Liquidity

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. Cash generated by operating activities is therefore the function of gold produced sold at a specific price. As the market price of gold can fluctuate widely, this may negatively impact on the profitability of AngloGold Ashanti's operations and the cash flows generated by these operations. AngloGold Ashanti uses a number of products, including derivatives, to manage gold price and foreign exchange risks that arise out of the group's core business activities to limit the impact on the profitability of AngloGold Ashanti's operations and generated cash flows.

AngloGold Ashanti's cash and cash equivalents decreased to $196 million at December 31, 2005 compared with $276 million at December 31, 2004. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands. At December 31, 2005, approximately 63 percent of AngloGold Ashanti's cash and cash equivalents were held in US dollars, 10 percent were held in South African rands, 17 percent were held in Australian dollars and 10 percent were held in other currencies.

AngloGold Ashanti's short-term debt decreased to $160 million at December 31, 2005 from $315 million at December 31, 2004. The amount of short-term debt is the portion of long-term debt that falls due in 2006. Included in the short-term debt at December 31, 2005, was:

- the fixed semi-annual coupon of 2.375 percent payable on a US dollar-based convertible bond; and
- the fixed semi-annual coupon of 10.50 percent payable on a rand-based corporate bond.

AngloGold Ashanti's long-term debt increased to $1,779 million at December 31, 2005 compared with $1,371 million at December 31, 2004. As at December 31, 2005, AngloGold Ashanti had the following attributable borrowings outstanding:

Unsecured loans:

- $1,008 million is outstanding on the convertible bond (fixed semi-annual coupon of 2.375 percent per annum; the convertible bond is convertible into ADSs up to February 2009 and is US dollar-based);
- $327 million is outstanding on the corporate bond (fixed semi-annual coupon of 10.5 percent per annum; the corporate bond is repayable on August 28, 2008 and is rand-based);
- $460 million is repayable under the $700 million syndicated loan facility (interest charged at LIBOR plus 0.4 percent per annum; the loan is repayable in January 2008 and is US dollar-based);
- Money market short term borrowings, all rand-based of $129 million;
- A loan of $4 million from Bank Belgolaise (interest charged at LIBOR plus 1.5 percent per annum; the loan is repayable in 24 equal monthly installments commencing October 2005 and is US dollar-based); and
- A loan of $1 million from Precious Fields Estate Company Limited (annuity based repayments expiring October 2006 and is US dollar-based).

Secured loans:

- $10 million is repayable under the Senstar Capital Corporation loans (interest charged at an average rate of 6.83 percent per annum, the loans are repayable in monthly installments terminating in November 2009, are US dollar-based and the equipment financed is used as security for these loans);

As at December 31, 2005, AngloGold Ashanti's total long-term debt, including the short-term portion maturing within 2006, was made up as follows:

	$ (million)
Unsecured loans	1,929
Secured loans	10
Total	1,939
Less: Short-term maturities	160
Long-term debt	**1,779**

Debt repayments are scheduled as follows:

	$ (million)
2006	160
2007	4
2008	773
2009	1,002
2010	-
Total	**1,939**

AngloGold Ashanti currently expects to repay debt maturing in 2006 from existing cash resources, cash generated by operations and other debt facilities, future debt facilities and debt instruments.

At December 31, 2005 the currencies in which the borrowings were denominated were as follows:

	$ (million)
United States dollars	1,483
South African rands	456
Total	**1,939**

Repayments of short-term and long-term borrowings amounted to $284 million and $19 million, respectively, in 2005.

At December 31, 2005, AngloGold Ashanti had the following undrawn under its borrowing facilities:

	at December 31, 2005 $ (million)
Syndicated loan ($700 million) – US dollar[1]	245
Citibank, N.A. – US dollar	8
ABSA Bank Limited – US dollar	42
First Rand Limited – Rand	17
Nedbank Limited – Rand	7
ABSA Bank Limited – Rand	5
Commerzbank AG – Rand	3
Australia and New Zealand Banking Group Limited – Australian dollar	37
Total undrawn	**364**

(1) *Expires January 2008.*

AngloGold Ashanti had no other committed lines of credit as of December 31, 2005.

On October 14, 2002, AngloGold Ashanti arranged a loan facility of A\$50 million (\$37 million) with the Australia and New Zealand Banking Group Limited, at 0.35 percent over the Bank Bill Swap Reference Rate. This facility, originally repayable by September 2003, was extended to September 2006. There was \$nil million drawn under this facility as at December 31, 2005.

Capital expenditure is expected to range between \$786 million and \$818 million in 2006. AngloGold Ashanti intends to finance these capital expenditures and scheduled debt repayments in 2006 from cash on hand, cash flow, operations, credit facilities and possibly sales of equity.

AngloGold Ashanti, through its executive, management and treasury committees, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

Cash and cash equivalents at December 31, 2005 amounted to \$196 million, together with cash budgeted to be generated from operations in 2006 and the net incremental borrowing facilities available are, in management's view, considered adequate to fund operating, mine development and capital expenditure and financing obligations as they fall due for at least the next twelve months.

Capital commitments and contingencies

The following significant capital commitments and contingencies are applicable to AngloGold Ashanti over the periods shown below:

- Capital commitments and contingent liabilities of AngloGold Ashanti include total contracted capital expenditure of approximately \$186 million and total authorized capital expenditure not yet contracted of approximately \$725 million. The expenditure is expected to be financed from existing cash resources, cash generated by operations and debt facilities.
- AngloGold Offshore Investments Limited, a wholly-owned subsidiary of AngloGold Ashanti, has given a guarantee of 50 percent of the Nufcor International Limited loan facility with RMB International (Dublin) Limited. This loan is included in long-term debt in AngloGold Ashanti's consolidated balance sheet as at December 31, 2005.
- AngloGold Ashanti has undertaken to re-export certain gold artefacts temporarily imported into South Africa and whose custom and value added tax was waived. The company will be required to pay \$5 million if it fails to comply with the re-export arrangements agreed with the South African Revenue Service.
- The company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the company. The company has a total maximum liability, in terms of the suretyships, of R100 million (\$16 million). The suretyship agreements have a termination notice period of 90 days.
- Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. The Serra Grande Joint Venture is co-owned with Kinross Gold Corporation. The company manages the operation and its share of the assessment is approximately \$29 million. The company believes the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.
- AngloGold Ashanti Limited and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by Geita Management Company (GMC), of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The guarantee shall remain in force until no sum remains to be paid under the hedging agreements and the Bank has irrevocably recovered or received all sums payable to it under the Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the Hedging Agreements. At December 31, 2005 the marked-to-market valuation of the GMC hedge book was negative \$172 million.
- The company has issued gold delivery guarantees to several counterpart banks in which it guarantees the due performance of its wholly-owned subsidiaries AngloGold Ashanti USA Inc. and AngloGold Ashanti South America under their respective gold hedging agreements.

- The company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary Ashanti Treasury Services Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At December 31, 2005 the marked-to-market valuation of the ATS hedge book was negative $723 million.
- With operations in several countries on several continents, AngloGold Ashanti is subject to, and pays annual income taxes under the various income tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate income tax laws of the country. The company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the company's business conducted within the country involved. Management believes, based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the company will make appropriate adjustments to those estimates used in determining amounts due.
- The South African Department of Water Affairs and Forestry issued a new Directive on November 1, 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary) Limited, Simmer and Jack Mines Limited (collectively known as Simmers who purchased the Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining Company Limited, AngloGold Ashanti and Stilfontein Gold Mining Company to share equally, the costs of pumping water at Stilfontein's Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold Limited's threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on March 22, 2005. Simmers have purchased the Buffelsfontein shafts from DRDGold Limited and have assumed the water management liabilities associated with the Buffelsfontein shafts. The Directive also orders the mining companies to submit an agreement and a joint proposal towards the long-term sustainable management of water arising from the mining activities in the area. The company believes that it is not liable to fund these pumping costs but cannot make any assurances regarding the ultimate result until the matter has been settled.
- The company has identified a number of possible groundwater pollution sites at its current operations in South Africa. The company has investigated a number of different technologies and methodologies that could possibly be used to remediate pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated in South Africa. Present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
- Following the decision to discontinue operations at Ergo in 2005, employees' surplus to requirement have had their service contracts terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and attendant environmental obligations which are expected to be completed by 2015. The retained employees may resign, be transferred within the group, attain retirement age or be retrenched as their current position is made redundant. The company is currently unable to determine the effects, if any, of any potential retrenchment costs.

In addition to the above, AngloGold Ashanti has contingent liabilities in respect of certain claims, disputes and guarantees which are not considered to be material.

Capital commitments[1] and contingencies can be summarized as follows:

| Commitment | Total amount | Expiration per Period | | | |
| | | Less than 1 year | 1 - 3 years | 4 - 5 years | Over 5 years |
(in millions)	$	$	$	$	$
Capital expenditure (contracted and not yet contracted)	911	762	55	94	-
Guarantees	921	108	273	245	295
Standby letters of credit	-	-	-	-	-
Other commercial commitments	29	29	-	-	-
Line of credit	–	–	–	–	–
Total	1,861	899	328	339	295

(1) Including commitments through contractual arrangements with equity accounted joint ventures.

Derivatives accounted for at fair value

In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions that make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for economic trading purposes. A number of derivatives, including forward sales contracts and call and put options, are used to manage gold price and foreign exchange risks that arise out of the group's core business activities.

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The following table represents the change in fair value of all derivatives used as a financial instrument:

	$ (million)
Fair value of derivatives at January 1, 2005	(1,161)
Derivatives realized or otherwise settled during the year	56
Fair value of other new contracts entered into during the year	(135)
Change in fair value of derivatives during the year [1]	(701)
Fair value of derivatives at December 31, 2005	(1,941)

(1) Net losses on revaluation of derivatives.

The fair value of the on-balance sheet derivatives at December 31, 2005 included:

	$ (million)
Derivatives – current assets	675
Derivatives – long term assets	38
Derivatives – current liabilities	(1,121)
Derivatives – long term liabilities	(527)
Derivatives – net liabilities	(935)

The difference between the fair value of all derivatives and the fair value of on-balance sheet derivatives represents the fair value of off-balance sheet derivatives totaling negative $1,006 million.

The maturity of the fair value of derivatives as at December 31, 2005 was as follows:

Source of fair value	Fair value of derivatives at December 31				
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity excess of 5 years	Total Fair value
(in millions)	$	$	$	$	$
Prices actively quoted	–	–	–	–	–
Prices provided by other external sources	–	–	–	–	–
Prices based on models and other valuation methods [1]	(166)	(640)	(568)	(567)	(1,941)

(1) Fair value is calculated using the Black-Scholes option formula and other formulae, using ruling market prices and interest rates which are obtained from international banks and are liquid and actively quoted across the full time horizon of the tenor of the hedging contracts.

- **Sensitivity analysis**

The following table shows the approximate sensitivities of the $ marked-to-market value of the hedge book at December 31, 2005 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):

Sensitivity analysis Variables	Change in Rate(+)	Change in Fair value [1]	Change in Rate (-)	Change in Fair value [1]
Currency (R/$)	+1.0	(18.6)	-1.0	14.0
Currency (A$/$)	+0.05	11.6	-0.05	(12.6)
Gold price ($/oz)	+10	(106.5)	-10	105.7
US Interest Rate (percent)	+0.1	(12.0)	-0.1	12.0
ZAR Interest Rate (percent)	+0.1	(0.3)	-0.1	0.3
Aus Interest Rate (percent)	+0.1	(0.4)	-0.1	0.4
Gold Interest Rate (percent)	+0.1	17.0	-0.1	(17.3)

(1) In $ million.

Related party transactions

On October 26, 2005 Anglo American (AA plc) announced that it intended to reduce its shareholding in AngloGold Ashanti, while still intending to remain a significant shareholder in the medium term. As at December 31, 2005 AA plc and its subsidiaries held an effective 50.88 percent (2004: 50.97 percent) interest in AngloGold Ashanti.

The group had the following transactions with related parties during the years ended December 31, 2005 and 2004:

(in millions)	December 31, 2005 Purchases by/(from) related party $	December 31, 2005 Amounts owed to/(by) related party $	December 31, 2004 Purchases by/(from) related party $	December 31, 2004 Amounts owed to/(by) related party $
Related party transactions with holding company AA plc	5	1	5	-
Related party transactions with subsidiaries of AA plc				
Boart Longyear Limited – mining services [1]	5	-	9	1
Mondi Limited – forestry	16	2	16	2
Scaw Metals – A division of Anglo Operations Limited – steel and engineering	6	1	5	1
Haggie Steel Wire Rope Operations [2]	8	1	9	-
Anglo Coal – a division of Anglo Operations Limited	1	-	1	-
	41	5	45	4
Related party transactions of equity accounted joint ventures				
Societe d'Exploitation des Mines d'Or de Sadiola S.A.	-	-	1	-
Societe d'Exploitation des Mines d'Or de Yatela S.A.	-	-	1	-
Societe des Mines de Morila S.A.	(2)	-	(1)	-

(1) AA plc sold their interest in Boart Longyear with effect from July 29, 2005

(2) Previously included in Scaw Metals – A division of Anglo Operations Limited

These related party transactions were concluded in the ordinary course of business of AngloGold Ashanti. Transaction prices are agreed upon, predetermined and stipulated in agreements with related parties. These agreements are the responsibility of AngloGold Ashanti's procurement department, which is tasked with ensuring that contractual obligations, as per agreements concluded, are fulfilled. Renewals and discontinuation of existing contracts, as well as new contracts, are handled by the procurement department. Contractual and any other commitments are stipulated in the agreements, and expire/cease upon conclusion/discontinuation of a service/contract.

Since January 1, 2006, AngloGold Ashanti has not been, and as of the date of this report is not, a party to any material transaction or proposed transaction by which any director, any other executive officer, any spouse or relative of any of the foregoing or any relative of such spouse had or was to have direct or indirect material interest. In addition, no such persons had any indebtedness to AngloGold Ashanti during this period, and as of the date of this report.

Recently adopted accounting policies and pending adoption of new accounting standards

AngloGold Ashanti's accounting policies are described in note 4 to the consolidated financial statements "Significant accounting policies". New accounting policies and recent pronouncements are described in note 4.27 to the consolidated financial statements "Recent pronouncements".

Recent pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS123R").
SFAS123(R) is a revision of SFAS123, "Accounting for Stock-Based Compensation". It supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS95, "Statement of Cash Flows". Generally, the approach to accounting for share-based payments in SFAS123(R) is similar to the approach described in SFAS123. However, SFAS123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition).

SFAS123(R) permits public companies to adopt its requirements using one of two methods:

A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS123 for all awards granted to employees prior to the effective date of SFAS123(R) that remain unvested on the effective date.

A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

SFAS123(R) was originally effective at the beginning of the first interim or annual period beginning after June 15, 2005. On April 14, 2005 the United States Securities and Exchange Commission (SEC) announced that it would provide for a phased-in implementation process of SFAS123(R). The SEC would require that registrants adopt SFAS123(R) no later than the beginning of the first fiscal year beginning after June 15, 2005. The SEC also provided guidance to registrants during the year in the release of Staff Accounting Bulletin 107.
As permitted by SFAS123, the company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method. SFAS123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. This requirement will not impact the company's cash flow disclosure as the company does not receive the benefit of a tax deduction for compensation cost.

On August 31, 2005, the FASB issued FASB Staff Position (FSP) FAS 123 (R)-1, "Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)". The FSP defers the requirement of SFAS123(R) that a freestanding financial instrument originally subject to SFAS123(R) becomes subject to the recognition and measurement requirements of other applicable generally accepted accounting principles (GAAP) when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity. The guidance in this FSP supersedes FSP EITF 00-19-1, "Application of EITF Issue No. 00-19 to Freestanding Financial Instruments Originally Issued as Employee Compensation," and amends paragraph 11(b) of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133"), and SFAS133 Implementation Issue No. C3, "Scope Exceptions: Exception Related to Share-Based Payment Arrangements."

On October 18, 2005, the FASB issued FSP FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)".

The FSP provides guidance on the application of grant date as defined in SFAS123(R). As a practical accommodation, in determining the grant date of an award subject to SFAS123(R), assuming all other criteria in the grant date definition have been met, a mutual understanding of the key terms and conditions of an award to an individual employee shall be presumed to exist at the date the award is approved in accordance with the relevant corporate governance requirements (that is, by the Board or management with the relevant authority) if both of the following conditions are met:

a. The award is a unilateral grant and, therefore, the recipient does not have the ability to negotiate the key terms and conditions of the award with the employer.

b. The key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval.

The company plans to adopt SFAS123(R) using the modified-prospective method on January 1, 2006. The adoption of SFAS123 (R) is not expected to impact on the financial results of the company as the options are not likely to vest as the conditions are unlikely to be met.

In March 2005, the FASB issued FASB interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" ("FIN 47").

FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The company does not expect the adoption of FIN47 to have a material impact on its earnings and financial position.

On March 17, 2005, The Emerging Issues Task Force ("EITF") reached a consensus in Issue 04-6, "Accounting for Stripping Costs in the Mining Industry", that post-production stripping costs are a component of mineral inventory cost subject to the provisions of AICPA Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 4, "Inventory Pricing" (ARB 43).

Based upon this consensus, post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.

At an EITF meeting held on June 15 and 16, 2005, the EITF clarified its intention that "inventory produced" should mean "inventory extracted." That is, stripping costs incurred during a period should be attributed only to the inventory that is extracted during that period.

The guidance in this consensus is effective for financial statements issued for fiscal years beginning after December 15, 2005, with early adoption permitted. However, consistent with the guidance in SFAS154 (see below), the EITF reached decision that the cumulative effect of adoption of the consensus in Issue 04-6 should be recognized as an adjustment to the beginning balance of retained earnings during the period, and not in the income statement as originally described in the consensus. If a company adopted the consensus prior to FASB ratification of this change, they would not have to change the accounting for the adoption. The company plans to adopt Issue 04-6 on January 1, 2006. Upon adoption, the cumulative effect of accounting change will be a reduction to the balance of retained earnings at January 1, 2006 of $96 million (net of Taxation), an increase in the value of inventory of $6 million, a reduction in the value of deferred stripping of $105 million, a decrease in Deferred taxation of $5 million, a reduction in Other long term assets of $3 million and a decrease in Minority interest of $1 million. Adoption of the new guidance will have no impact on the company's cash position.

In May 2005 the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements" ("SFAS154").

SFAS154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Accounting Principles Board Opinion No. 20, Accounting Changes (APB 20) previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The company does not expect the adoption of SFAS154 to have a material impact on its earnings and financial position.

In July 2005, the FASB issued FSP APB18-1, "Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence".

The FSP provides guidance on how an investor should account for its proportionate share of an investee's equity adjustments for other comprehensive income (OCI) upon a loss of significant influence. The Board believes that an investor's proportionate share of an investee's equity adjustments for OCI should be offset against the carrying value of the investment at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b) record the remaining balance in income. The guidance in this FSP is effective as of the first reporting period beginning after July 12, 2005. The company does not expect the adoption of FSP APB18-1 to have a material impact on its earnings and financial position.

On October 6, 2005, the FASB issued FSP FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period".

The FSP addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. Rental costs incurred during and after a construction period are for the right to control the use of a leased asset during and after construction of a lessee asset. There is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense. The rental costs shall be included in income from continuing operations. The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005. Early adoption is permitted for financial statements or interim financial statements that have not yet been issued. A lessee shall cease capitalizing rental costs as of the effective date of this FSP for operating lease arrangements entered into prior to the effective date of this FSP. Retrospective application in accordance with SFAS154 is permitted but not required. The company does not expect the adoption of FAS 13-1 to have a material impact on its earnings and financial position.

In February 2006 the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140", ("SFAS155"). SFAS155 resolves issues addressed in SFAS133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The company does not expect the adoption of SFAS155 to have a material impact on its earnings and financial position.

Critical accounting policies

AngloGold Ashanti's accounting policies are described in note 4 to the consolidated financial statements "Significant accounting policies". The preparation of AngloGold Ashanti's financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The following are considered to be the accounting policies that are most critical to AngloGold Ashanti's results of operations, financial condition and cash flows.

Using of estimates and making of assumptions

The most critical accounting estimates upon which AngloGold Ashanti's financial reporting depends are those requiring estimates of Proven and Probable Reserves, recoverable ounces therefrom, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value) and the potential impairment of long-lived assets and intangibles as detailed below. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to earnings. Commodity prices significantly affect AngloGold Ashanti's profitability and cash flow. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.

Ore reserves and life-of-mines

AngloGold Ashanti estimates on an annual basis its Ore Reserves at its mining operations. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond AngloGold Ashanti's control. Ore reserve estimates are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect Ore Reserves. AngloGold Ashanti uses its ore reserve estimates in determining the unit basis for mine depreciation and closure rates, as well as in evaluating mine asset impairments. Changes in ore reserve estimates could significantly affect these items. At least annually, AngloGold Ashanti reviews mining schedules, production levels and asset lives in AngloGold Ashanti's life-of-mine planning for all of AngloGold Ashanti's operating and development properties. Significant changes in the life-of-mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life-of-mine analysis AngloGold Ashanti reviews its accounting estimates and adjusts depreciation, amortization, deferred mining and reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on AngloGold Ashanti's operating results.

Accounting for derivatives

The company accounts for derivative contracts in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133") as amended.

SFAS133 requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value each period are to be accounted for either in the income statement or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of AngloGold Ashanti's production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, gains and losses on the derivative, to the extent effective, are deferred in other comprehensive income and reclassified to earnings as product sales when the hedged transaction occurs. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur.

All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting, as defined in SFAS133, are recorded at their fair market value, with changes in value at each reporting period being recorded in earnings as gains and losses on derivatives.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the ruling market prices, interest rates and volatilities using the Black - Scholes option formula.

AngloGold Ashanti does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks that arise out of the group's core business activities. Forward sales contracts and call and put options are used by the group to manage its exposure to gold price and currency fluctuations.

Revenue recognition

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured. Gold is a liquid commodity that is dealt with on the international markets, and gold produced by AngloGold Ashanti's mining operations is processed to saleable form at various precious metals refineries.

Contingencies

AngloGold Ashanti accounts for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies". SFAS 5 requires the recording of an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires the use of judgments to determine the amount to be recorded in the financial statements. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur and typically those events will occur a number of years into the future. AngloGold Ashanti assess such contingent liabilities, which inherently involves the exercise of significant management judgment and estimates of the outcome of future events. Also see "Taxation" discussed below.

Mining joint ventures

As described in note 4.2 to the consolidated financial statements interests in incorporated mining joint ventures in which AngloGold Ashanti has joint control are accounted for by the equity method and are included in other long-term assets.

Impairment of long-lived assets

AngloGold Ashanti's long-lived assets include property, plant and equipment, acquired properties, goodwill and other tangible assets. Subsequent to January 1, 2002, goodwill is analyzed for impairment in accordance with SFAS142 as discussed below. In assessing the potential impairment of its long-lived assets held for use AngloGold Ashanti must make assumptions regarding estimated future cash flows and other factors relating to the respective assets. To the extent that the carrying value of the long-lived asset as recorded in the consolidated financial statements exceeds the undiscounted cash flows, an impairment charge is recognized in the consolidated financial statements based on the fair value of the asset.

Impairment of goodwill and other intangible assets

Beginning January 1, 2002, SFAS142 requires goodwill to be reviewed for impairment rather than amortized and that intangible assets with finite useful lives other than goodwill be amortized over their useful lives. In accordance with the provisions of SFAS142 AngloGold Ashanti performed a transitional impairment test for each reporting unit and performed its annual impairment review during the fourth quarter of 2002. AngloGold Ashanti performs impairment tests at least annually during the fourth quarter and whenever certain indicators of impairment exist.   AngloGold Ashanti's reporting units are generally consistent with the operating mines underlying the segments identified in note 29 to the consolidated financial statements "Segment and Geographical Information".

Taxation

AngloGold Ashanti follows the liability method of accounting for taxation whereby the company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Deferred tax is estimated at the future average anticipated taxation rates at which temporary differences are expected to reverse.   Future average anticipated taxation rates are determined from revenue and expenditure outlined in life-of-mine business plans which are revised annually. When a deferred tax asset arises AngloGold Ashanti reviews the asset for recoverability and establishes a valuation allowance where AngloGold Ashanti determines it is more likely than not that such an asset will not be realized. These determinations are based on the projected realization of tax allowances and tax losses. If these tax assets are not to be realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. If AngloGold Ashanti determines that it would be able to realize tax assets in the future, in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded as a credit to income in the period that the determination is made.

Provision for environmental rehabilitation

The group's mining and exploration activities are subject to various laws and regulations governing the   protection of the environment. The group recognizes management's best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes in Mineral Reserves could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

Pension plans and post-retirement medical aid obligations

The determination of AngloGold Ashanti's obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions are described in note 28 to the consolidated financial statements "Employee benefit plans" and include, among others, the discount rate, the expected long term rate of return of plan assets, health care inflation costs and rates of increase in compensation costs. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in the assumptions occur.

AngloGold Ashanti makes the following significant assumptions in respect of its pension plans as disclosed in note 28 to the consolidated financial statements "Employee benefit plans".

The main assumptions for 2005 relating to the most significant defined benefit plan, were the discount rate, the expected return on plan assets and the compensation and pension plan inflation rates. The discount rate was determined using the South African bond yield rate (on the "benchmark" R153 bond) as a guide and adjusted for the taxation effects on pension plans.

The assumed level of salary increases relative to inflation were advised by the AngloGold Ashanti directors as well as the AngloGold Ashanti Human Resources department. The expected return on plan assets were based on the market performance of the underlying assets. For inflation targets the published Consumer Price Index (CPI) by the Department of Statistics as well as the South African Reserve Bank inflation target were used as a guide. Pension increases were assumed to be at 90 percent of the assumed inflation rate, based on the respective Fund's pension increase policy.

▪ *Effects on results of operations*

Company and plan participants' contributions to the defined benefit funds are disclosed in note 28 to the consolidated financial statements "Employee benefit plans". The total company contributions to defined contribution plans for the years ended December 31, 2005, 2004 and 2003 amounted to $31 million, $40 million and $25 million, respectively.

▪ *Change in pension trends*

The trend of the expected return on the plan assets is higher (2.64 percent) for the year ended December 31, 2005 when compared to 2004. Based on the 2004 estimated return of 7.5 percent on the defined benefit plan assets, the return for 2005 would amount to $16 million compared to the actual return of $57 million due to improved market conditions. The long-term compensation and pension inflation increases estimated in 2004 at 5.0 percent and 2.9 percent respectively, have remained static for compensation increases at 5 percent and increased for pension increases to 4.05 percent respectively, which is in line with current economic indicators.

▪ *Sensitivity analysis*

It is not the policy of AngloGold Ashanti to consider the sensitivity of the accounting figures to different assumptions. The actual short-term salary inflation rate used for the 2005 valuation was a rate of 5.0 percent and the long-term salary inflation rate was 5 percent, which is in line with the actual average increases granted and the target Consumer Price Index indicated by the South African Reserve Bank. For each 1 percent point variance in the actual return on the plan assets, the value in growth will vary by $2.0 million.

Stripping costs

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life-of-mine stripping ratio and the average life-of-mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life-of-mine per tonne of ore mined. The average life-of-mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life-of-mine stripping ratio and the average life-of-mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates. The cost of the "excess stripping" is capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life-of-mine stripping ratio, multiplied by the life-of-mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life-of-mine stripping ratio, multiplied by the life-of-mine cost per tonne, previously capitalized costs are expensed to increase the cost up to the average. Thus, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.
The deferred stripping costs are included in the calculations of the impairment tests performed in accordance with the provisions of SFAS 144, "Accounting for the impairment or Disposal of Long Lived Assets".

Deferred stripping costs are reported separately in the consolidated balance sheets for all periods presented. As described in note 4.9 to the consolidated financial statements The Emerging Issues Task Force ("EITF") reached a consensus in Issue 04-6, "Accounting for Stripping Costs in the Mining Industry" on March 17, 2005 and a modified consensus on June 15 and 16, 2005, that post production stripping costs should be considered under a full absorption costing system and recognized as a component of inventory and in cost of sales in the same period as the revenue from the sale of the inventory.

Upon adoption, the cumulative effect of accounting change will be a reduction to the balance of retained earnings at January 1, 2006 of $96 million (net of Taxation), an increase in the value of inventory of $6 million, a reduction in the value of deferred stripping of $105 million, a decrease in Deferred taxation of $5 million, a reduction in Other long term assets of $3 million and a decrease in Minority interest of $1 million. Adoption of the new guidance will have no impact on the company's cash position.

The actual stripping ratio(A) calculated as (total tonnes mined - ore tonnes mined)/ore tonnes mined, and average life-of-mine stripping ratio(B), for AngloGold Ashanti's main open-pit operations is as follows, for the years in the period ended December 31, 2005:

| Ratio | Argentina | Australia | Brazil | Ghana | | Guinea | Mali | | | | Namibia | Tanzania | USA |
	Cerro Vanguardia[1]	Sunrise Dam[2]	AngloGold Ashanti Mineração[3]	Bibiani[4]	Iduapriem[5]	Siguiri[6]	Sadiola[7]	Yatela[8]	Yatela-Alamoutala[9]	Morila[10]	Navachab[11]	Geita[12]	Cripple Creek & Victor[1]
2005 – (A)	19.20	6.09	14.99	6.74	5.46	1.39	2.47	7.60	1.16	2.49	1.56	8.49	1.62
2005 – (B)	16.70	2.80	14.78	8.59	3.90	1.30	3.12	4.29	4.77	4.93	2.86	9.64	2.31
2004 – (A)	15.60	9.40	9.18	4.60	4.30	1.60	1.76	4.99	4.79	3.98	2.24	8.26	1.87
2004 – (B)	16.40	4.50	15.90	2.20	3.80	0.90	2.00	4.50	4.42	4.36	2.50	8.91	2.29
2003 – (A)	18.49	15.92	24.36	-	-	-	2.25	9.31	6.34	4.77	1.89	9.53	2.06
2003 – (B)	14.79	5.40	16.43	-	-	-	3.10	6.56	3.10	3.68	2.40	7.79	2.20

Comments on the actual average life-of-mine stripping ratio as presented in the table above:

As a general comment it should be noted that the stripping ratio each year throughout the life-of-mine will normally differ from the average life-of-mine stripping ratio as the waste stripping required to expose the ore progressively increases as the ore-body deepens. It therefore could be expected that during the early life of the mine the stripping ratios will be less than the average as the ore close to surface is exploited. As the mine expands increasing amounts of waste are removed to expose ore at greater depths and the stripping ratios during these periods will normally be greater than the average. Waste must always be mined in advance of associated ore below it and thus when stripping is complete the exposed ore results in a much lower stripping ratio than the average, for the remaining mine life. Thus the difference between the actual stripping ratio for any year and the average life-of-mine stripping ratio will reflect the position in the mines life cycle. In the case of production scheduled from multiple pits for example at the Geita and Cerro Vanguardia mines, greater flexibility of scheduling will limit any stripping ratio variations.

With regards to the specific operations:

(1) There are no material differences between the actual stripping ratio and the life-of-mine ratio due to flexibility obtained from scheduling of multiple pits. Year-on-year changes reflect the effect of different pits being mined each year.
(2) The actual stripping ratio has is reducing to approximate the life of mine as a result of the completion of the mine expansion projects in 2002 and 2003. The pit has become smaller as the mine becomes deeper
(3) Production for 2003 reflects the operations at Engenho D'agua mine with the actual stripping ratio being higher than the average life-of-mine ratio due to re-establishment of old workings. In 2004 and 2005 production was from the Córrego do Sítio mine.
(4) The stripping ratio increases due to increased use of satellite pits whereas in 2004 mining was generally in a single pit.
(5) Mining of a new cut back commenced in 2004 and continued into 2005.
(6) No material difference between actual stripping ratio and life of mine ratio as pre stripping commenced in 2004 had been completed.
(7) The nature of the orebody will result in future increases in actual stripping ratio to approximate the life of mine ratio.
(8) The increase in 2005 is to expose the ore body at the bottom of the pit. This will reduce in future as the mine is expecte3d to close in 2007
(9) Stripping reduced year-on-year, as the mine approached its end of life.
(10) Actual stripping ratio for the future will be lower than life of mine ratio as the bulk of stripping occurred in the early years of the mine.
(11) Actual stripping ratio was lower than the average life-of-mine ratio due to delays in mining the pit bottom.
(12) Actual stripping ratio is lower than the life-of-mine ratio as multiple pits are in use and the effects of production problems in 2005 due to contractor inefficiencies.

Ore on Leach Pads

The recovery of gold from certain oxide ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a process plant where the gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on metallurgical testing and ore type). Leach pad production cycles vary from several months to multiple years. In operations with multiple year leach cycles, the majority (greater than 65 percent) of the placed recoverable ounces are recovered in the first year of leaching, with declining amounts each year thereafter until the leaching process is complete.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, AngloGold Ashanti's operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. For operations with long-term leach production cycles, variations in recovery estimates from new metallurgical data or production variances would be accounted for as an adjustment to the recoverable ounces and the average cost per recoverable ounce of gold on the leach pad. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a pad will not be known until the leaching process has been concluded. Based on current mine plans, AngloGold Ashanti expects that current leaching operations will terminate at dates ranging from 2006 to 2017.

As at December 31, 2005, AngloGold Ashanti's materials on leach pads had a carrying value of $153 million of which $37 million was classified as short-term as AngloGold Ashanti expects the related gold to be recovered within twelve months. The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory, by the expected production ounces for the next twelve months. Based on data gathered and analyzed during 2005 from 2004 heap leach pad drilling results, and other studies and analysis completed, short-term heap leach pad inventory occur in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). The revised estimate calculation was used in determining the short term portion of materials on the leach pad as at December 31, 2005. As at December 31, 2005, $116 million was classified as long-term.

Funding and treasury policies

For discussion on the funding and treasury policies of AngloGold Ashanti, See "Item 11.: Quantitative and qualitative disclosures about market risk – Gold price risk management activities".

5C.   Research and development, patents and licenses, etc.

For a detailed discussion, see "Item 4B.: Business overview – Research and development".

5D.   Trend information

Outlook. Production in 2006 is expected to range between approximately 5.8 million ounces and 6.0 million ounces, while total cash costs are estimated to be between $285 per ounce and $293 per ounce. Capital expenditure is expected to range between $786 million and $818 million (2005: $722 million).

Growth opportunities. The positive trends in the gold market have led gold companies to extend their efforts to find and turn to account, future production ounces. In the case of AngloGold Ashanti, this has given rise to a "new frontier" strategy of looking for exploration and acquisition targets outside of the world's recognized and mature gold regions and to dispose of properties which are unlikely to yield real shareholder return. In Russia, AngloGold Ashanti acquired an equity interest in Trans-Siberian Gold as an entry into this region. AngloGold Ashanti is committed to engaging junior exploration companies and aims to unlock the gold potential by combining AngloGold Ashanti's technical expertise with the partner's in-depth country knowledge and operating experience. In China, strategic alliances are being sought to allow the company to successfully extract value from what may well be a prospective region. The company will continue to explore its joint venture alliances in Laos and the Philippines and will continue to acquire land positions in several prospective areas in Mongolia.

The projections for the South African operations in 2006 are as follows:
- As mining continues into lower grade areas, production at Great Noligwa is expected to decline by up to 42,000 ounces,
- Gold production at Kopanang is expected to decrease by up to 25,000 ounces,
- Production at Tau Lekoa is expected to decrease to between 207,000 ounces and 215,000 ounces,
- Commercial production of the Moab Khotsong mine will commence in 2006, with gold production amounting to between 48,000 ounces and 50,000 ounces,
- Production at Mponeng to decrease by up to 17,000 ounces,
- Production at TauTona to remain constant, and
- Production at Savuka will cease during 2006.

In Australia, an updated feasibility study on the basement mineralization at Boddington was completed in late December 2005. The updated study envisages an operation with a throughput of 35.2 million tonnes a year, producing an average of 815,000 ounces of gold and 32,100 tonnes of copper a year (with 272,000 ounces of gold and 10,700 tonnes of copper attributable to AngloGold Ashanti), over a life-of-mine of 17 years. The estimated attributable capital cost of AngloGold Ashanti is $432 million.

In Brazil, the Cuiabá expansion project deepening of the mine from 11 level to 21 level will be nearly finalized and is likely to result in an increase in production from 190,000 ounces to 250,000 ounces per year from the beginning of 2007. The project is currently on schedule. Construction and commissioning are scheduled for 2006 and production ramp-up is scheduled for the beginning of 2007. The Lamego pre-feasibility study which began in 2005 will continue into 2006. The ramp to the Carruagem orebody reached its target in December 2005 and development of this orebody and mining is scheduled for 2006. The drilling campaign will continue in 2006. At Córrego do Sítio, metallurgical test work on samples of ore from the Cachorro Bravo orebody continued in 2005. Additional metallurgical test work is scheduled for 2006 with samples from other ore bodies. Drilling will continue in 2006 in Calvarias Vela, Laranjeiras, Cristina and other orebodies. As part of the pre-feasibility study, the development of the drift connecting the Cachorro Bravo and Carvoaria Velha orebodies will continue in 2006. Mining is planned for the Cachorro Bravo orebody to provide data for mine planning. It is planned to open the Laranjeiras orebody to increase ore resources.

In Ghana, a key reason for the business combination between AngloGold and Ashanti, the development of the deep-level ore deposits at the Obuasi mine (referred to as Obuasi Deeps), remains a major objective. Should the project proceed, it could extend the life-of-mine by 35 years. An investment in excess of $44 million over the next four years on further exploration and the necessary feasibility studies is anticipated. Depending upon the results, the full development of Obuasi Deeps may proceed. Initial scoping studies have indicated that the development of Obuasi Deeps will require an estimated capital expenditure of $570 million in real terms over the anticipated life-of-mine.

At the Siguiri mine in Guinea, the newly commissioned CIP project has changed the complexion of this operation. Whereas Siguiri was previously a heap-leach operation, constrained by limited economically treatable mineral resources, the mine is now able to economically exploit the saprolitic ores that extend below the base of the existing pits. There is still considerable exploration potential proximal to the existing mine infrastructure. In 2005, exploration was conducted on a number of targets in Block 1 and on the most promising target in Block 2. Success was achieved particularly from two targets north of but proximal to the mine, namely Kintinian and Eureka North. Kintinian remains open ended and delineation work is to continue in 2006.

5E.   Off-balance sheet arrangements

AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates. The most significant off-balance sheet items are normal purchase and normal sales exempt contracts and unaccrued future rehabilitation obligations, each of which is discussed below.

Normal purchase and normal sales exempt contracts

A number of derivatives are used to manage gold price risks that arise out of the group's core business activities. Gold pricing contracts that meet the SFAS138 exemption for Normal Purchase and Normal Sale do not appear on the balance sheet. These agreements are accounted for as sales contracts with the proceeds under the contract being recorded in earnings at the date of settlement by physical delivery. These off-balance sheet contracts are managed as part of AngloGold Ashanti's gold price risk management activities and at December 31, 2005 had a marked-to-market value of negative $1,006 million. All other derivatives are recognized on the balance sheet at fair value. See "Item 11.: Quantitative and qualitative disclosures about market risk" and note 26 to the consolidated financial statements "Financial risk management activities".

Future rehabilitation liability

The unaccrued portion of the future rehabilitation liability is an off-balance sheet obligation. See "Item 4D.: Property, plants and equipment" and note 21 to the consolidated financial statements "Provision for environmental rehabilitation". It is an objective of AngloGold Ashanti to improve operating procedures at its mines to reduce its ultimate liability. AngloGold Ashanti believes that the annual review of future obligations is conservative.

5F.   Tabular disclosure of contractual obligations

As at December 31, 2005 AngloGold Ashanti had the following known contractual obligations:

Contractual Obligations	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in millions)	$	$	$	$	$
Long-term debt obligations including interest[4]	2,156	242	906	1,007	1
Capital lease obligations	12	3	6	3	-
Operating lease obligations	11	7	3	1	-
Purchase obligations					
- Contracted capital expenditure[1]	296	190	106	-	-
- Other purchase obligations[2]	298	270	13	9	6
Reclamation and closure costs[3]	426	29	59	34	304
Total	**3,199**	**741**	**1,093**	**1,054**	**311**

(1) *Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.*
(2) *Other purchase obligations represent contractual obligations for purchase of power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated include purchase obligations of equity accounted joint ventures.*
(3) *Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see "Item 4D.: Property, plant and equipment – Sustainable development : Environment and social investment". Amounts stated include a total estimated liability of $19 million in respect of equity accounted joint ventures.*
(4) *Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for come of the debt (Refer Note 20 of Item 18). Certain bank debt of $129 million does not have a contractual rate and no fixed facility and therefore no calculation is included.*

Item 6: Directors, senior management and employees

6A. Directors and senior management

Directors

AngloGold Ashanti has a unitary board structure which, at the date of this report, comprises five executive directors and fifteen non-executive directors, three of whom are alternates. Certain information with respect to AngloGold Ashanti's directors as at December 31, 2005 is set forth below:

Name	Age	Position	Year first appointed [1]
Robert (Bobby) M. Godsell [2]	53	Executive director and chief executive officer	1989 [3]
Roberto Carvalho Silva	54	Executive director and chief operating officer - international	2005 [4]
Neville F. Nicolau	46	Executive director and chief operating officer - Africa	2005 [4]
Srinivasan Venkatakrishnan (Venkat)	40	Executive director, finance	2005
Kelvin H. Williams [5]	57	Executive director, marketing	1990 [3]
Russell P. Edey [6][7]	63	Independent non-executive director and chairman	1998
Thokoana J. (James) Motlatsi [8]	54	Independent non-executive director and deputy chairman	1998
Frank B. Arisman [6]	61	Independent non-executive director	1998
Elisabeth le R. Bradley [6]	67	Independent non-executive director	1998
Colin B. Brayshaw [6]	70	Independent non-executive director	1997 [3]
Samuel E. Jonah [9]	56	Non-executive director and president	2004
Réne Médori	48	Non-executive director	2005
William (Bill) A. Nairn [10]	61	Non-executive director	2001
Simon R. Thompson	46	Non-executive director	2004
Anthony (Tony) J. Trahar	56	Non-executive director	2000
Polelo L. (Lazarus) Zim	45	Non-executive director	2004
David D. Barber	53	Alternate director	2002
Arthur H. (Harry) Calver	58	Alternate director	2001
Peter G. Whitcutt	40	Alternate director	2001

(1)   Directors serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire, but are eligible for re-election. In addition, one-third of the board of directors must retire according to seniority or by lot but may be re-elected.

(2)   Appointed to the board in 1989, appointed as chief executive officer in April 1998 and chairman in December 2000. Resigned as chairman on April 30, 2002 but remains chief executive officer and an executive director.

(3)   Date appointed to the board of Vaal Reefs Exploration and Mining Company Limited, prior to the formation of AngloGold Limited.

(4)   The office of chief operating officer is split into International (all countries other than those on the African continent) and Africa.

(5)   Appointed as marketing director in 1998.

(6)   Member of the audit and corporate governance committee.

(7)   Appointed as chairman with effect from May 1, 2002.

(8)   Appointed as deputy chairman with effect from May 1, 2002.

(9)   Appointed as an executive director in 2004 which relinquished in 2005, but retained his appointment as a non-executive director.

(10) Appointed to board in January 2000, resigned from board and appointed as alternate in October 2000. Re-appointed to the board in May 2001.

Executive directors

Mr RM Godsell (53**) —** BA, MA
Chief Executive Officer
Bobby Godsell was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has 29 years of service with companies associated with the mining industry, and has served as a non-executive director of Anglo American plc since March 1999. He is also the immediate past chairman of the World Gold Council.

Mr R Carvalho Silva (54) **—** BAcc, BCorp Admin
Chief Operating Officer – International
Roberto Carvalho Silva joined the Anglo American group in Brazil in 1973 and was appointed president and CEO of AngloGold South America in January 1999. He became executive officer, South America for AngloGold in 2000 and was appointed to the board of AngloGold Ashanti in May 2005 in his current capacity.

Mr N F Nicolau (46) **—** B Tech (Min. Eng), MBA
Chief Operating Officer – Africa
Neville Nicolau was appointed the executive officer responsible for AngloGold's South Africa region in November 2001 and was appointed to the board of AngloGold Ashanti in May 2005 in his current capacity. He has 27 years of experience in the mining industry.

Mr S Venkatakrishnan (Venkat) (40) **—** BCom, ACA (ICAI)
Executive Director: Finance (Chief Financial Officer)
Venkat was the finance director of Ashanti Goldfields Company Limited from 2000 until the merger with AngloGold in 2004. Prior to joining Ashanti, Venkat was a director in the Reorganization Services Division of Deloitte & Touche in London. He was appointed to the board of AngloGold Ashanti in August 2005.

Mr KH Williams (57) **—** BA (Hons)
Executive Director: Marketing
Kelvin Williams was appointed marketing director of AngloGold in April 1998. He has 30 years of service in the gold mining industry. He is a past chairman of Rand Refinery and is a director of the World Gold Council. Kelvin Williams retires from the board in May 2006.

Non-executive directors

Mr RP Edey (63) **—** FCA
Chairman and independent non-executive director
Russell Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2002, he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of NM Rothschild Corporate Finance and a director of a number of other companies.

Dr TJ Motlatsi (54) **—** Hon D Soc Sc (Lesotho)
Deputy Chairman and independent non-executive director
James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is a past president of the National Union of Mineworkers (NUM). He is chief executive officer of TEBA Limited.

Mr FB Arisman (61) **—** MSc (Finance)
Independent non-executive director
Frank Arisman was appointed to the AngloGold board in April 1998. He resides in New York and retired, after 32 years of service, from JP Morgan Chase, where he held the position of managing director.

Mrs E le R Bradley (67) **—** BSc, MSc
Independent non-executive director
Elisabeth Bradley was appointed to the AngloGold board in April 1998. She is non-executive chairman of Wesco Investments Limited and Toyota South Africa (Pty) Limited, and a director of a number of other companies. She is deputy chairman of the South African Institute of International Affairs.

Mr CB Brayshaw (70) **—** CA(SA), FCA
Independent non-executive director
Colin Brayshaw was appointed to the AngloGold board in April 1998. He is a retired managing partner and chairman of Deloitte & Touche and is a non-executive director of a number of other companies including Anglo Platinum and Datatec Limited.

Dr SE Jonah KBE (56) — Hon D Sc (Exeter), MSc (Mineral Production Management)
President
Sam Jonah worked in various positions, including underground, with Ashanti Goldfields and was appointed to the position of chief executive officer of Ashanti in 1986. He has been decorated with many awards and honors and in 2003, an honorary knighthood was conferred on him by Her Majesty, Queen Elizabeth II of Great Britain, in recognition of his exceptional achievements as an African businessman. Sam was appointed as an executive director to the board of AngloGold Ashanti in May 2004, a position he relinquished in 2005 but retained his appointment as a non-executive director.

Mr R Médori (48) — Doctorate Economics, Grad (Fin)
Réne Médori was appointed to the AngloGold Ashanti board in August 2005. He is the finance director of Anglo American plc.

Mr WA Nairn (61) — BSc (Mining Engineering)
Bill Nairn has been a member of the AngloGold board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He was group technical director of Anglo American plc, prior to his retirement in 2004.

Mr SR Thompson (46) — MA (Geology)
Simon Thompson is a director of Anglo American plc and chairman of the Base Metals Division, the Industrial Minerals Division and the Exploration Division. Simon was appointed to the AngloGold Ashanti board in 2004.

Mr AJ Trahar (56) — BCom, CA(SA)
Tony Trahar was appointed to the AngloGold board in October 2000. He is chief executive officer of Anglo American plc.

Mr PL Zim (45) — MCom
Lazarus Zim is chief executive officer of Anglo American Corporation of South Africa Limited and is chairman of Anglo Operations Limited and serves on a number of boards in the Anglo American group, including Anglo Platinum. Lazarus was appointed to the AngloGold Ashanti board in 2004.

The following appointment to the board was made during 2006:

Mr Reginald E. Bannerman (71) — BSc, MSc, was appointed to the board of directors on February 10, 2006. He has been in law practice since 1968 and is currently the principal partner at Messrs Bruce-Lyle, Bannerman & Thompson Attorneys in Ghana. He is a member of the General Legal Council of Ghana and a member of the board of the Valco Trust Fund, the largest privately run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, Reginald was also formerly the mayor of Accra, the capital of Ghana.

Alternate directors

Mr DD Barber (53) — FCA, AMP (Harvard)
David Barber was appointed alternate director to Julian Ogilvie Thompson in April 2002 and following the latter's retirement from the board in April 2004, he was appointed alternate to Lazarus Zim. He is finance director of Anglo American South Africa Limited.

Mr AH Calver (58) — BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard)
Harry Calver was appointed alternate director to Bill Nairn in May 2001. He is head of engineering at Anglo American plc.

Mr PG Whitcutt (40) — BCom(Hons), CA(SA), MBA
Peter Whitcutt who is head of finance at Anglo American plc, has been an alternate director since October 2001, first to Tony Lea, and then to Réne Médori who replaced the former on the board of AngloGold Ashanti.

Mr D L Hodgson retired from the board on April 29, 2005 followed by Mr A W Lea and Mr J G Best both on July 31, 2005. On May 1, 2005, Messrs R Carvalho Silva and N F Nicolau were appointed to the board. Mr R Médori and Mr S Venkatakrishnan were appointed on August 1, 2005.

In accordance with the articles of association of AngloGold Ashanti, all directors must retire at least once every three years by rotation and may be re-elected by shareholders. At the annual general meeting to be held on May 5, 2006, Mr F B Arisman, Mrs E le R Bradley, Mr R P Edey, Mr R M Godsell and Dr T J Motlatsi retired by rotation, and who, being eligible, offer themselves for re-election. In addition, Mr R Carvalho Silva, Mr N F Nicolau, Mr R Médori and Mr S Venkatakrishnan who were appointed to the board during 2005 and Mr R E Bannerman, who was appointed a director on February 10, 2006, are due to retire at the annual general meeting to be held on May 5, 2006 and offer themselves for election. These retirements are in terms of Article 92 of the articles of association whereby all directors appointed to the board at any period after any annual general meeting, may only hold office until the next annual general meeting at which time, they may be re-elected by shareholders.

Executive committee

The board of directors of AngloGold Ashanti has delegated authority for overseeing the day-to-day management of the company's affairs and for executing the decisions of the board to an executive committee. At the date of this report, the executive committee comprises the five executive directors as well as the executive officer: business development and the executive officer: marketing. The executive committee meets generally on a weekly or ad hoc basis under the chairmanship of the chief executive officer and is mandated to assist in reviewing operations and performance by the AngloGold Ashanti group, developing strategy and policy proposals for consideration by the board of directors and implementing the directives of the board. Members of the executive committee at December 31, 2005 were:

Name	Age	Position	Year first appointed
Robert (Bobby) M. Godsell	53	Executive director and chief executive officer	1989
Roberto Carvalho Silva	54	Chief operating officer - international	2004
Richard N. Duffy	42	Business development	2005
Neville F. Nicolau	46	Chief operating officer - Africa	2004
Srinivasan (Venkat) Venkatakrishnan	40	Chief financial officer	2004
Kelvin H. Williams	57	Executive director, marketing	1990

During August 2005, Richard Duffy, executive officer: business development was appointed to the executive committee and in February 2006, Thero Setiloane, executive officer: marketing was appointed.

For a description of the business experience and functions of the members of the executive committee, see "Directors" and "Executive officers".

To assist in the execution of certain of its duties and functions, the executive committee has established a management committee (formerly an operation committee), responsible for overseeing the operational performance of the company, a treasury committee and a finance committee, all described below. For information on the other committees established by the board of directors, see "Item 6C.: Board practices".

Executive officers

The executive officers of AngloGold Ashanti at December 31, 2005 were:

Name	Age	Position	Year first appointed
Merene M. Botsio-Phillips [1]	47	General counsel	2004
Charles E. Carter	43	Investor relations	2005
David H. Diering	54	Business planning - Africa	2005
Richard N. Duffy	42	Business development	1998
Dawn Earp	44	Finance	2004
Benjamin W. Guenther	53	International technical	2004
Hester H. Hickey	52	Head of risk	2005
Robert L. Lazare	49	Africa - underground mining	2004
Steven J. Lenahan	50	Corporate affairs	1998
Mark P. Lynam	44	Treasury	2004
Fritz R.L. Neethling	53	Africa – open-pit mining	2005
Daniel M.A. Owiredu	48	Deputy chief operating officer - Africa	2005
Yedwa Z. Simelane	40	Managing secretary	2004
Nigel W. Unwin	53	Human resources and information technology	1999
Office of corporate administration			
Christopher R. Bull	59	Company secretary	1998

[1]   Resigned from the company effective December 31, 2005.

The business experience and functions of the executive officers of AngloGold Ashanti are as follows.

Ms MM Botsio-Phillips (47) **—** LLB, BL
General Counsel
Merene Botsio-Phillips joined Ashanti Goldfields Company Limited in 1995, and was appointed to the board as executive director – general counsel in 1996. She was admitted to the English Bar in 1979 and is a member of Gray's Inn, the Ghana Bar and the International Bar Association.

Dr CE Carter (43) **—** BA (Hons) (UCT), DPhil (Oxford), EDP (Northwest University – Kellogg School of Management)
Investor Relations
Charles Carter joined Anglo American in 1991 and moved to the Gold and Uranium Division in 1996. In May 2005, he was appointed an executive officer, with responsibility for overseeing the company's global investor relations program.

Mr DH Diering (54) **—** BSc (Mining Engineering), SAIMM, AMP
Business Planning – Africa
Dave Diering joined the Anglo American Gold and Uranium Division in 1975 and worked at several South African operations as well as for Zimbabwe Nickel Corporation until 2001, when he joined AngloGold as head of mining and mineral resources. In 2005 he was appointed an executive officer.

Mr RN Duffy (41) **—** BCom, MBA
Business Development
Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of AngloGold. In November 2000 he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005 this role was expanded to include greenfields exploration. He was appointed to the executive committee in August 2005.

Ms D Earp (43) **—** BCom, BAcc, CA(SA)
Finance
Dawn Earp joined AngloGold in July 2000 from Anglo American, where she was vice president, central finance. Dawn was appointed to the position of executive officer in May 2004.

Mr BW Guenther (52) **—** BS Mining Engineering
International Technical
Ben Guenther joined AngloGold as senior vice-president general manager of Jerritt Canyon mine in Nevada, USA and in 2000 he was seconded to AngloGold's Corporate Office in Johannesburg as head of mining. In 2001, he assumed some responsibilities for safety and health, as well as heading up the corporate technical group. He was appointed an executive officer in May 2004 and was appointed to his current position in December 2005.

Ms HH Hickey (52) — BCompt (Hons), CA(SA)
Head of Risk
Hester Hickey joined AngloGold in 1999 as group internal audit manager. She was appointed an executive officer in November 2005.

Mr RL Lazare (49) **—** BA HED (University of Free State), DPLR (UNISA), SMP (Henley Management College)
Africa – Underground Mining
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982 where he worked in a variety of management posts until 1999 when he was appointed general manager of TauTona mine. In December 2004 he was appointed an executive officer with responsibility for South African operations. He took up his current position in July 2005.

Mr SJ Lenahan (50) **—** BSoc Sc, MSc
Corporate Affairs
Steve Lenahan has been working in the mining industry since 1978 when he started his career at De Beers. He was appointed an executive officer in 1998, responsible for investor relations and assumed responsibility for corporate affairs in early 2001.

Mr MP Lynam (44) **—** BEng (Mech)
Treasury
Mark Lynam joined the Anglo American group in 1983 and has been involved in hedging and treasury since 1990. In 1998, he joined AngloGold as treasurer and was appointed an executive officer in May 2004.

Mr FRL Neethling (53) — BSc (Mech.Eng)
Africa – Open-Pit Mining
Fritz Neethling joined the Anglo American group in 1992 and in 1998 joined AngloGold as general manager of the Ergo operation. He was appointed an executive officer in July 2005.

Mr DMA Owiredu (48) — BSc (Hons) (Mech.Eng), MBA
Deputy Chief Operating Officer – Africa
Daniel Owiredu joined Ashanti Goldfields Company Limited in 1984 and served in various engineering capacities. He has also served as managing director of the Obuasi, Bibiani and Siguiri mines. In March 2004, he was appointed chief operating officer – West Africa following the Ashanti/AngloGold merger. He was appointed an executive officer in May 2005 and assumed his new position as deputy chief operating officer – Africa in October 2005.

Ms YZ Simelane (40) **—** BA LLB, FILPA, MAP
Managing Secretary
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004.

Mr NW Unwin (53) **—** BA
Human Resources and Information Technology
Nigel Unwin has had many years of experience in the field of human resources. He has been an executive officer since 1999.

During August 2005, Gordon Wylie, executive officer: exploration, resigned from the company. The following appointments to the executive committee have taken place during 2006:

Mr D C Ewigleben (52) **—** BSc, DJur, was appointed executive officer – law, safety, health and environment on January 1, 2006. Don Ewigleben joined the group in 2000 as vice president, general counsel and corporate secretary of AngloGold Ashanti's North American operations. In 2003 he was promoted to the position of president and chief administrative officer for North America, a position which was changed in 2005 to chief executive officer. Prior to joining the group, he served in various executive positions for Echo Bay Mines (Canada) and AMAX Gold (US). He also held legal, safety and environmental positions with AMAX Coal Industries (US).

Mr P W Rowe (56) **—** BSc (Chem. Eng) was appointed executive officer – corporate technical group on January 1, 2006. Peter Rowe joined AngloGold Ashanti in June 2004 as head of AngloGold Ashanti Australia. Following 20 years with Anglo American and De Beers, he moved to Australia in the early 1990s where he held a number of senior managerial positions including project director of the Fimiston expansion, general manager of the Boddington Gold Mine and managing director and CEO of Bulong Nickel.

Mr T M L Setiloane (46) **—** FAE, BSc (Mech.Eng). Thero Setiloane was appointed an executive officer and a member of the executive committee on February 24, 2006. Thero joined AngloGold in May 2003 from Real Africa Holdings, where he was an executive director. He is the chairman of Rand Refinery.

Office of corporate administration

Mr CR Bull (59) — BCom

Chris Bull has been employed by the Anglo American group since 1965 in various company secretarial positions. He was appointed company secretary of AngloGold in 1998 and is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.

Competent persons

The schedule below presents the details of those persons who manage AngloGold Ashanti's Ore Reserves and Mineral Resources:

Name	Age	Position	Year first appointed
Carl E Brechtel	55	Manager - underground mining – corporate technical	2001
Vaughan A. Chamberlain	43	Manager - mineral resources and mine geology	1998
David H. Diering	54	Head of mining and mineral resources	1975
Ben W. Guenther	53	Executive officer - international technical	1999
Michael (Mike) F. O'Brien	48	Manager - evaluation	1999
Eric Roth	39	Head of exploration - greenfields	2005
Jurgens van Zyl Visser	51	Manager - survey and planning – South Africa region	2001
David (Dave) L. Worrall	55	Manager - surface mining	1999

The information in this report that relates to exploration results, Mineral Resources or Ore Reserves is based on information compiled by the competent persons listed below. They are either members of the Australian Institute of Mining and Metallurgy (AusIMM) or recognized overseas professional organizations. They are all full-time employees of the company.

The competent person for AngloGold Ashanti Exploration is:

E Roth — PhD (Economic Geology), BSc (Hons) (Geology), MAusIMM
Eric has 15 years experience in mineral exploration and project evaluation, and holds a Bachelor of Science (Honors) degree in Geology and Ph.D in Economic Geology from the University of Western Australia. Eric joined AngloGold in 2002 as Project Manager – Peru, subsequently holding the positions of Senior Evaluations Geologist – South America (2003 to November 2005) and Head of Exploration – Greenfields from December 2005.

The following competent persons take responsibility for the reporting of AngloGold Ashanti's Mineral Resources, as defined under JORC 2004:

VA Chamberlain — MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM
Vaughan has 20 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal and a Masters degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in 1998 and currently holds the position of manager : Mineral Resources and mine geology.

MF O'Brien — MSc (Mining Economics), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM
Mike has 26 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal, a Masters degree in engineering from the University of Witwatersrand and a Dip Data diploma from UNISA. He joined Anglo American Corporation in 1981 as a geologist at Vaal Reefs Mine and AngloGold in 1999 as manager evaluation in the Mineral Resource department, the position he currently holds.

The following competent persons take responsibility for the reporting of AngloGold Ashanti's Ore Reserves:

CE Brechtel — MSc (Mining Engineering), BSc (Geological Engineering), MAusIMM, MSAIMM, MSME
Carl has 30 years experience and holds a Bachelor of Science degree in Geological Engineering and a Master of Science degree in Mining Engineering from the University of Utah, USA. After spending 6 years at AngloGold Ashanti's Jerritt Canyon operations, he was appointed Manager of Underground Mining of the Corporate Technical Group (CTG) providing technical support and corporate governance to international mining operations outside of the South Africa Region. He is a registered Professional Mining Engineer in the states of Colorado and Nevada, USA.

DH Diering — BSc (Mining Engineering), SAIMM, AMP
Dave has 30 years experience. For a biography, see "Executive officers" above.

BW Guenther — BSc (Mining Engineering), MAusIMM
Ben has 25 years experience. For a biography, see "Executive officers" above.

DL Worrall — ACSM, MAusIMM
Dave has 25 years experience and is an Associate of the Camborne School of Mines in Cornwall, England. He joined Anglo American Corporation in 1981 as a senior mine planning engineer in the technical director's office and AngloGold in 1999 as manager surface mining in the corporate office, the position he currently holds.

J van Zyl Visser — BSc (Mineral Resource Management), PLATO
Jurgens has 19 years experience and holds a Bachelor of Science degree in Mineral Resource Management from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1975 as a surveyor at President Steyn Mine (now Bambanani mine). He joined AngloGold in 1998 as a divisional valuator and in 1999 was appointed as manager survey and planning – South Africa region.

The competent persons consent to the inclusion of the exploration and Ore Reserves information in this report, in the form and context in which it appears.

6B.   Compensation

Remuneration report

Policy

The Remuneration Committee sets and monitors executive remuneration for the company. This is achieved through an Executive Remuneration Policy, which has as its objectives to:

- attract, reward and retain executives of the highest caliber;
- align the behavior and performance of executives with the company's strategic goals, in the overall interests of shareholders;
- ensure the appropriate mix of short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place; and
- ensure that regional management is competitively rewarded within a global remuneration policy, which recognizes both local and global market practice.

This policy and its application are reviewed at least annually by the Remuneration Committee. See "Item 6C.: Board practices – Remuneration Committee".

Compensation of executive directors

In particular the Remuneration Committee is responsible for:

- the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short and long-term incentives, pensions, and other benefits; and
- the design and operation of the company's executive share option and other incentive schemes.

The following principles are applied in determining executive remuneration:

1. Annual remuneration should be a combination of base pay and short-, medium- and long-term incentives, with salary comprising about 50 percent of annual remuneration.
2. Salary should be set at the median for the relevant competitive markets.
3. All incentive plans should align performance targets with shareholder interests.

Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)

Shareholders approved the introduction of two new schemes to replace the old share incentive scheme at the annual general meeting held of April 29, 2005. The intention behind both schemes is to provide direct linkage between the interests of shareholders and the efforts of executives or managers.

To the extent that structured company performance targets are achieved, the BSP allows for the payment of an annual bonus, paid in part in cash and part in rights to acquire shares.

The LTIP allows for the granting of rights to acquire shares, based on the achievements of stretched company performance targets over a three-year period.

These targets will be based on the performance of earnings per share (EPS) and relative total shareholder return (TSR), whereby the company will need to outperform its gold company peers consistently. Additionally, strategic business objectives will also need to be met, such as the successful integration of Ashanti into AngloGold.

Executive director remuneration currently comprises the following elements:

1. **Basic salary**, which is subject to annual review by the Remuneration Committee and is set at the median of salaries in similar companies in the relevant markets both in South Africa and globally. The individual salaries of executive directors are reviewed annually in light of their own performance, experience, responsibility and company performance.

2. **Annual bonus**, which is determined by the achievement of a set of stretching company and individual performance targets. The company targets include earnings per share, cost control and global production. The weighting of the respective contribution of company and individual targets is 70 percent for company and 30 percent for individual. Failure to achieve safety improvement targets results in the reduction of bonuses for executive directors. Fifty percent of the bonus is paid in cash and 50 percent in awarding of rights to acquire shares. The awards have a three-year vesting period.

3. **LTIP**: Executive directors are granted the right to acquire share of value equivalent to their annual salaries, subject to the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of EPS and TSR, whereby the company will need to outperform its gold company peers consistently. Additionally, strategic business objectives will also need to be met. The first tranche of LTIP awards was made to executive directors in 2005. See "Item 6E.: Share ownership" for more information on the Long-Term Incentive Plan.

4. **Pensions**: All executive directors who are South African citizens, are members of the AngloGold Ashanti Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2 percent of final salary per year of service. All executive directors who are not South African citizens, have other retirement benefit plans, albeit that the company contributes to such plans, to the same extent as provided for their South African citizen peers. Death and disability cover reflects best practice among comparable employers in South Africa.

5. **Other benefits**: Executive directors are members of an external medical aid scheme, which covers the director and his immediate family.

Directors' service contracts

Service contracts of executive directors are reviewed annually. The contractual notice period in respect of Bobby Godsell, as chief executive officer, is 12 months, and for the other four executive directors, nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control (50 percent + 1 share) of the company. Compensation in these circumstances is pegged at twice the notice period.

Compensation of executive management

AngloGold Ashanti's executive management comprises its executive directors and executive officers. Under the Listings Requirements of the JSE, AngloGold Ashanti is required to disclose compensation paid to its executive directors on an individual basis while compensation paid to its executive officers is disclosed in aggregate.

The following table presents the compensation paid by AngloGold Ashanti to executive management during 2005 and 2004. Executive directors have elected not to receive payment of directors' fees, committee fees and travel allowances.

All figures in $000 [1]	Salary	Performance related payments [2]	Pension scheme contri- butions	Other benefits [3]	Sub-total	Pre-tax gain on share options exercised [4]	Total
Executive directors' compensation - 2005							
R M Godsell							
(chief executive officer)	925	294	135	101	**1,455**	563	**2,018**
J G Best (to July 31, 2005) [5]	285	-	42	26	**353**	273	**626**
R Carvalho Silva (from May 1, 2005) [5][6]	478	146	94	19	**737**	-	**737**
D L Hodgson (to April 30, 2005) [5]	163	-	24	1	**188**	124	**312**
S E Jonah (to July 31,2005) [5][7]	426	-	55	93	**574**	-	**574**
N F Nicolau (from May 1, 2005) [5][6]	346	146	51	5	**548**	-	**548**
S Venkatakrishnan (from August 1, 2005) [5][6]	252	164	29	-	**445**	-	**445**
K H Williams	506	149	75	343	**1,073**	91	**1,164**
Total	**3,381**	**899**	**505**	**588**	**5,373**	**1,051**	**6,424**
Executive officers' compensation - 2005							
Representing 18 executive officers [5][8]	**3,932**	**724**	**552**	**553**	**5,762**	**224**	**5,986**
Total executive directors' and executive officers' compensation - 2005	**7,313**	**1,623**	**1,057**	**1,141**	**11,135**	**1,275**	**12,410**
Executive directors' compensation - 2004							
R M Godsell							
(chief executive officer)	876	311	128	25	1,340	-	1,340
J G Best	463	273	68	26	830	-	830
D L Hodgson	463	149	68	7	687	-	687
S E Jonah (effective May 2004)	461	143	-	49	653	-	653
K H Williams	480	130	71	16	697	1,115	1,812
Total	**2,743**	**1,006**	**335**	**123**	**4,207**	**1,115**	**5,322**
Executive officers' compensation - 2004							
Representing 13 executive officers [9]	**2,506**	**863**	**325**	**214**	**3,908**	**338**	**4,246**

NB: Rounding may result in computational differences

(1) Directors' compensation is paid principally in South African rands. However, for the purpose of this annual report, the rand values have been converted to US dollars using the following year-to-date average rate of exchange: 2005: $1 = R6.3676 and 2004: $1 = R6.4368.

(2) In order to more accurately disclose remuneration received/receivable by executive directors and executive officers, the tables above include the performance related payments calculated on the year's financial results.

(3) Includes health care, leave encashment, personal travel and relocation expenses. In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result, surplus leave days accrued were compulsorily encashed.

(4) Excludes pre-tax gains on share options exercised by Messrs Best and Hodgson (18,900 share and 36,000 shares respectively) post the period in which they held office, and in respect of 4,000 shares exercised by executive officers pre-appointment to office. Mr Godsell purchased AngloGold Ashanti shares in his own name, using the after tax gains on share options exercised.

(5) Salaries are disclosed only for the period from or to which, office is held.

(6) Messrs Carvalho Silva, Nicolau and Venkatakrishnan, formerly executive officers of the company, were appointed to the board of directors with effect from dates shown. Remuneration therefore has been split according to category as earned.

(7) Dr Jonah resigned as an executive director of the company, but remains a non-executive director.

(8) In 2005, the emoluments, in whole or in part, in respect of 18 executive officers are aggregated. Movements as follows:
- Three executive officers were appointed to the board of directors, two effective on May 1, 2005 and one effective August 1, 2005;
- Five additional executive officers were appointed, all the result of internal promotions, two effective May 1, 2005 and one each effective June 1, 2005, July 1, 2005 and November 1, 2005.
- Two executive officers resigned from the company, one effective August 31, 2005 and the other on December 31, 2005.

Emoluments have only been disclosed from the various effective dates, except for performance related payments to be made in 2006 pertaining to 2005 results which reflects total amount to be paid.

(9) In 2004, of the 13 executive officers, 5 were promoted effective May 1, 2004; 2 were employed effective July 1, 2004; and 1 was promoted effective December 1, 2004 – emoluments have only been disclosed from the various effective dates, except for performance related payments made in 2005 pertaining to the 2004 results, which reflects total amount paid.

Compensation of non-executive directors

Non-executive directors receive no compensation from AngloGold Ashanti other than their fees which are determined by shareholders in general meeting. At the annual general meeting of shareholders held on April 29, 2004, shareholders approved an increase in directors' fees with effect from May 1, 2004 as follows:

-	Chairman	-	$130,000	(to April 30, 2004: R200,000) per annum;
-	Deputy chairman	-	R300,000	(to April 30, 2004: R150,000) per annum;
-	South African resident directors	-	R110,000	(to April 30, 2004: R100,000) per annum;
-	Non-resident directors	-	$16,000	(to April 30, 2004: R100,000) per annum.

In addition, payment of a travel allowance of $4,000 (to April 30, 2004: $2,000) per meeting is made to non-executive directors who travel internationally to attend board meetings. The company is also liable for the payment of all travel costs.

At the annual general meeting to be held on May 5, 2006, shareholders will be requested to consider an ordinary resolution approving the remuneration payable to the president of the company, including of his remuneration as a director, to be fixed at R300,000 per annum. This proposal arises from the office of the president becoming non-executive.

No benefits in kind were granted to the non-executive directors during 2005 and 2004.

There are no contracts of service between the non-executive directors and the company or any of its subsidiaries. All directors are subject to retirement by rotation and re-election by shareholders at least once every three years.

The following table presents the compensation paid by AngloGold Ashanti to each non-executive director during 2005 and 2004.

	2005				2004			
All figures in $000 [1]	Directors' fees	Committee fees	Travel allowance	Total	Directors' fees	Committee fees	Travel allowance	Total
R P Edey (chairman)	131	31	16	178	94	23	12	128
Dr T J Motlatsi (deputy chairman)	47	25	-	72	39	19	-	58
F B Arisman	16	27	12	55	15	19	8	43
Mrs E le R Bradley	17	30	-	47	17	21	-	38
C B Brayshaw [2]	17	24	-	41	17	18	-	34
Dr S E Jonah (president) [3]								
(from August 1, 2005)	7	7	-	14	-	-	-	-
A W Lea (to July 31, 2005)	9	4	8	21	16	6	2	23
R Médori (from August 1, 2005)	7	3	-	10	-	-	-	-
W A Nairn	17	20	-	37	17	19	-	36
N F Oppenheimer (to April 29, 2004)	-	-	-	-	5	2	-	7
J Ogilvie Thompson (to April 29, 2004)	-	-	-	-	5	2	-	7
S R Thompson (from April 30, 2004)	16	13	16	45	10	5	4	20
A J Trahar	17	13	-	30	17	6	-	22
P L Zim (from April 30, 2004)	17	13	-	30	11	5	-	16
Total – non-executive directors	**318**	**210**	**52**	**580**	**263**	**145**	**26**	**432**
Alternates [4]								
D D Barber	-	-	-	-	-	-	-	-
A H Calver	-	-	-	-	-	-	-	-
P G Whitcutt	-	-	-	-	-	-	-	-
Total alternate directors	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Grand total	**318**	**210**	**52**	**580**	**263**	**145**	**26**	**432**

NB: Rounding may result in computational differences

(1)   *Non-executive directors' compensation is paid principally in South African rands. For the purpose of this annual report, the rand values have been converted to US dollars using the following year-to-date average rate of exchange: 2005: $1 = R6.3676 and 2004 $1 = R6.4368.*
(2)   *In addition, Mr Brayshaw was paid a fee of $2,827 (R18,000) (2004: $2,330 – R15,000) by AGRe Insurance Company Limited, a wholly-owned subsidiary, as chairman of its audit committee.*

(3)   Dr Jonah resigned as an executive director with effect July 31, 2005, but remains a non-executive director and president. At the annual general meeting to be held on May 5, 2006, shareholders will be requested to consider an ordinary resolution approving the remuneration payable to the president of the company, including of his remuneration as a director, to be fixed at R300,000 per annum. This proposal arises from the office of the president becoming non-executive.

(4)   Messrs Barber, Calver and Whitcutt are not members of any sub-committee and are therefore not entitled to payment of fees.

6C.   Board practices

The board of directors

AngloGold Ashanti is a controlled company with its parent company, Anglo American plc, holding more than 50 percent of the company's issued share capital, and is therefore, not subject to the director independence requirements of the New York Stock Exchange (NYSE). The board comprises a unitary board structure of 17 directors who assume complete responsibility for the activities of the company, including the total risk management framework of the company. The board has a written charter that governs its powers, functions and responsibilities. The board contains the mix of skills, experience and knowledge required of a multinational gold company.

Directors' retirement follows a staggered process with one-third of the directors retiring every three years at the annual general meeting (AGM). A curriculum vitae of those directors standing for re-election is placed before shareholders at the AGM to help inform the process of re-election. The board is authorized by the company's articles of association to appoint new directors, provided such appointees retire at the next AGM and stand for election by shareholders. A Nominations Committee has been established as a sub-committee of the board to help identify suitable candidates for appointment to the board.

The executive directors are appointed by the board to oversee the day-to-day running of the company through effective supervision of management. Executive directors are held accountable by regular reporting to the board, and their performance is measured against pre-determined criteria as well as the performance of their respective business units.

Only executive directors have contracts of employment with the company. There are no contracts of service between the directors and the company, or any of its subsidiaries that are terminable at periods of notice exceeding one year and requiring the payment of compensation. See "Item 6B.; Compensation – Executive Directors' Service Contracts". Non-executive directors do not hold service contracts with the company.

Non-executive directors provide the board with invaluable and balanced advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play through representation on key committees such as the Audit and Corporate Governance, Nominations, Political Donations and Remuneration committees, together with their caliber, experience and standing within the company, ensures that the company's interests are served by impartial views that are separate of management and shareholders.

On October 26, 2005, AngloGold Ashanti's majority shareholder, Anglo American plc, announced its intention to reduce its shareholding in the company with the effect that the company would no longer constitute a subsidiary of Anglo American. If this were to occur, AngloGold Ashanti would no longer be regarded as a controlled company in terms of the NYSE rules applicable to AngloGold Ashanti. In any event, as a foreign private issuer listed on the NYSE and in terms of section 303A.00 of the NYSE Listings Manual, AngloGold Ashanti is not required to have a majority independent board if the company's primary exchange does not require this. The JSE, on which exchange the company has its primary listing, does not require a majority independent board.

In terms of board policy, a director will qualify as being independent provided AngloGold Ashanti has not, over the preceding year, done business in excess of $10 million or 5 percent of the company's treasury business with the employer of that director. Furthermore, in compliance with JSE Listings Requirements, an independent director must not be a representative of a shareholder who has the ability to control or materially influence management and/or the board; not have been employed by the company or be the spouse of a person employed by the company in an executive role in the past three years; not been an advisor to the company other than in the capacity as a director of the company; not be a material supplier, customer or have a material contractual relationship with the company; and be free of any relationship that could be seen to materially interfere with the independence of that person. The five independent directors on the board of AngloGold Ashanti during 2005 complied with these requirements and the board determined that such directors have no material relationship with AngloGold Ashanti.

The board, its sub-committees and the directors, all completed an evaluation process to review their effectiveness. The chairman of each committee and the chairman of the board led the process of evaluation of the committees and the board respectively. Both the managing secretary and the company secretary played a critical role in this process. The evaluation of each non-executive director's performance was led by the board chairman, while the assessment of the board chairman's performance was led by the deputy chairman of the board. The evaluation of the performance of executive directors is performed by the Remuneration Committee. For full details, see Remuneration Committee below.

A managing secretary and company secretary have been appointed to assist the board in its deliberations, informing members of their legal duties and ensuring, together with the executive directors and senior management, that its resolutions are carried out. Together with the investor relations department, the company secretarial function also provides a direct communications link with investors and liaises with the company's share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, furthermore, provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed. The managing secretary and company secretary are responsible for compliance with all the statutory requirements in regard to the administration of the Share Incentive Scheme. The managing secretary and company secretary ensure that minutes of all shareholders', board and board committees' meetings are properly recorded in accordance with the South African Companies Act of 1973. The company secretarial and compliance functions also play a crucial role in the induction of new directors.

The compliance function has been established to assist the board and the management to determine their statutory duties, ensure legal compliance and advise on issues of corporate governance.

All members of the board have access to management and the records of the company, as well as to external professional advisors should the need arise.

The board meets at least on a quarterly basis to discuss and review issues of strategy, planning, operational and financial performance, acquisitions and disposals, major capital expenditure, stakeholder communications and other material issues reserved for its decision. Further meetings are held as and when required. Six board meetings took place during the course of 2005. All directors or their designated alternates attended the board meetings during their tenure except for Dr James Motlatsi, who was unable to attend two meetings, and Messrs Médori, Nairn and Thompson who were unable to attend one meeting each. The non-executive directors met during the year in the absence of executive directors and management.

AngloGold Ashanti does not permit directors and key employees (that is, employees having access to price sensitive information) to trade in company shares during closed periods. Directors and key employees are required to follow a formal process before trading in the company's shares. Closed periods are in effect from the end of the reporting period to and including the date of publication of the quarterly, half-yearly and year-end results. Where appropriate, a closed period is also effective during periods where major transactions are being negotiated and a public announcement is imminent.

The articles of association of AngloGold Ashanti provide for the following:
• AngloGold Ashanti may in a general meeting elect any person to be a director to fill a casual vacancy;
• The directors have the power to appoint any person as a director, either to fill a casual vacancy or as an addition to the board. The articles of association contain no provision for a maximum number of directors;
• The articles of association contain no provision for directors to hold qualification shares;
• The directors are entitled to remuneration as determined by AngloGold Ashanti, by ordinary resolution in a general meeting; and
• The directors may, from time to time, borrow or raise sums of money for the purposes of AngloGold Ashanti.

Board sub-committees

To facilitate the activities and deliberations of the board, the board has established a number of sub-committees, comprising members of the board, with written terms of reference governing the powers, functions and activities of each sub-committee. A description of each sub-committee is provided below.

Members of the board committees have access to management and the records of the company, as well as to external professional advisors should the need arise.

The Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee, inclusive of its chairman, comprises four independent non-executive directors as recommended by the JSE Listings Requirements and the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act requires the board to identify a financial expert from its ranks. The board has resolved that Mr Brayshaw, chairman of the committee, is the board's financial expert. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines. The board considers it unnecessary for the chief executive officer to attend meetings of the committee, but, if required, may attend by invitation from the chairman of the committee. Contrary to the recommendations of the King Code, the board considers that the board chairman possesses invaluable experience and knowledge warranting his membership of the committee and that the chief executive officer need not be a member of the committee as a result of the requirements of the Sarbanes-Oxley Act in relation to independent director membership of the committee.

The group internal audit manager has unrestricted access to the chief executive officer and chief financial officer, the board chairman and the chairman of the committee, and is invited to attend and report on his department's activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, together with his caliber, experience and integrity, enables him to discharge his duties as required by law and in fulfillment of his obligations to the company. The function, duties and powers of the internal audit function, for which the group internal audit manager is responsible, is governed by a formal internal audit charter that has been approved by the committee.

The committee meets regularly with the external audit partner, the group's internal audit manager and the executive officer: finance, to review the audit plans of the internal and external auditors, to ascertain the scope of the audits and to review the half-yearly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

The committee is furthermore, responsible for:
- the appointment and dismissal of the external auditors; determining and approving external auditors' fees; overseeing the work of the external auditors; determining all non-audit work of the external auditors including consulting work, and pre-approving non-audit fees to be paid to the external auditors; and ensuring that the external auditors report regularly to the committee;
- overseeing the internal audit function; receiving regular report back from the group internal audit manager; appointment and dismissal of the group internal audit manager;
- assessing and reviewing the company's risk management framework; and
- monitoring the group's corporate governance practices in relation to regulatory requirements and guidelines.

The external auditors also meet with the committee members in the absence of management and the chief executive officer and chief financial officer.

Members of the committee are:
- Colin Brayshaw (chairman);
- Frank Arisman;
- Elisabeth Bradley; and
- Russell Edey.

The committee met on five occasions during 2005. All members of the committee attended each of the committee meetings. In addition, two sub-committee meetings were held.

The NYSE rules require that the board determine whether a member of the committee's simultaneous service on more than three public companies' audit committees impairs the ability of such a member to effectively serve on a listed company's audit committee. Mr Brayshaw, the chairman of the committee, is a member of eight (2004: nine) other public companies' audit committees and is chairman of four (2004: seven). Mrs Bradley is a member of three (2004: four) other public companies' audit committees and is the chairman of one (2004: one). Mr Brayshaw is a retired managing partner and chairman of Deloitte & Touche, while Mrs Bradley, who is semi-retired, has considerable financial and accounting experience. The board is confident that the experience, caliber and integrity of both Mr Brayshaw and Mrs Bradley, together with their regular attendance and active contribution at meetings of the committee, demonstrate their commitment to the company's affairs and particularly to the deliberations of the committee. The simultaneous service on other audit committees by Mr Brayshaw and Mrs Bradley has not impaired their ability to diligently execute their responsibilities to the committee, the board or the company.

The Executive Committee

The committee is responsible for overseeing the day-to-day management of the company's affairs and for executing the decisions of the board. See "Item 6A.: Directors and senior management – Executive committee". The Operations Committee, responsible for overseeing the operational performance of the company, is a subcommittee of the Executive Committee – see Other committees below.

The Investment Committee

The committee is responsible for overseeing and reviewing strategic investments of the company.

Members of the committee are:
- Russell Edey (chairman);
- Elisabeth Bradley;
- Dr Sam Jonah;
- Bill Nairn;
- Simon Thompson;
- Srinivasan Venkatakrishnan;
- Peter Whitcutt; and
- Kelvin Williams.

Jonathan Best and Tony Lea resigned from the committee on retirement from the board on August 1, 2005. The new chief financial officer, Srinivasan Venkatakrishnan has attended meetings of this committee as an invitee and was appointed to the committee, together with Peter Whitcutt, on February 10, 2006.

The committee met on three occasions during 2005. All members attended meetings of the committee except Mr Nairn who was unable to attend two meetings and Dr Jonah and Messrs Lea, Thompson and Williams who were unable to attend one meeting each.

The Market Development Committee

The committee has been established to extend the influence of AngloGold Ashanti as a major global gold company, in the development of a broader gold business, both nationally and internationally.

Members of the committee are:
- Elisabeth Bradley (chairman);
- Frank Arisman;
- Bobby Godsell;
- Dr Sam Jonah;
- Dr James Motlatsi;
- Kelvin Williams; and
- Lazarus Zim.

Roberto Carvalho Silva was appointed a member of the committee with effect from May 1, 2005.

The committee met on one occasion during 2005 with only Mr Zim unable to attend.

The Nominations Committee

The appointment of directors is a matter for the board as a whole but the committee is responsible for determining and recommending suitable candidates to the board. The fit and proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, and particularly that of the chief executive officer and board chairman.

Members of the committee are:
- Russell Edey (chairman);
- Frank Arisman;
- Elisabeth Bradley;
- Colin Brayshaw;
- James Motlatsi; and
- Tony Trahar.

The committee met on three occasions during 2005. All members attended meetings of the committee except Dr Motlatsi and Messrs Arisman and Brayshaw who were unable to attend one meeting each.

The Political Donations Committee

The Political Donations Committee comprises three independent non-executive directors, and is chaired by the deputy chairman of the board. The committee determines the funding of political parties in South Africa in accordance with a formal policy adopted by the board on April 29, 2003 that sets the guiding principles for funding. The group's strategy on political funding is under review and, consequently, the committee did not meet in 2005.

Members of the committee are:
- Dr James Motlatsi (chairman);
- Elisabeth Bradley; and
- Colin Brayshaw.

The committee did not meet in 2004, as a decision on funding for both 2003 and 2004 was made in December 2003.

The Remuneration Committee

The Remuneration Committee is responsible for evaluating the performance of the executive directors and executive officers, and setting appropriate remuneration for such officers of the company. Full details of the company's remuneration philosophy, the committee's deliberations during 2005, the remuneration payments for all directors and information on the share incentive scheme have been disclosed above.

The performances of the executive directors are considered relative to the prevailing business climate, market conditions as well as annual evaluations to assess the level of achievement of key predetermined objectives. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. Executive directors have elected to receive no remuneration as directors of the company. The fees of non-executive directors are fixed by shareholders at the annual general meeting, and other than the fees they receive for their participation on board committees and an allowance for traveling internationally to attend board meetings, non-executive directors receive no further payments from the company.

For 2005, members of the committee comprised the following non-executive directors:
- Russell Edey (chairman);
- Colin Brayshaw; and
- Tony Trahar.

During the year, four meetings of the Remuneration Committee were held. All members of the committee, or their designated alternates, attended meetings of the committee, except Mr Brayshaw who was unable to attend one meeting.

All meetings of the committee are attended by the chief executive officer and executive officer: human resources, except when their own remuneration or benefits are being discussed.

The Safety, Health and Sustainable Development Committee

This committee is tasked with overseeing the company's performance in respect of safety, health and sustainable development, and for establishing targets in relation to each of these areas.

Members of the committee are:
- Bill Nairn (chairman);
- Bobby Godsell;
- Dr Sam Jonah;
- Dr James Motlatsi; and
- Simon Thompson.

Neville Nicolau was appointed a member of the committee with effect from February 10, 2006.

The committee met on four occasions during 2005. All members of the committee attended each committee meeting except for Mr Thompson who was unable to attend two meetings and Dr Motlatsi who was unable to attend one meeting.

Employment Equity and Development Committee

The committee is responsible for overseeing the company's performance in respect of employment equity by taking into account the legal requirements of applicable legislation and monitoring targets set by the company. The committee is also responsible for skills development of employees in a manner that seeks to retain and develop talent, and to provide employees with the opportunity to enhance their skills and knowledge.

Members of the committee are:
- Dr James Motlatsi (chairman);
- Frank Arisman;
- Roberto Carvalho Silva
- Bobby Godsell;
- Bill Nairn;
- Neville Nicolau and
- Lazarus Zim.

Dave Hodgson resigned from the committee effective April 29, 2005 and was replaced by Roberto Carvalho Silva and Neville Nicolau on May 1, 2005.

The committee met on four occasions during 2005. All members of the committee attended each meeting except Mr Zim who was unable to attend two meetings and Dr Motlatsi and Mr Godsell who were unable to attend one meeting each.

Other committees

In addition to the committees of the board mentioned above, the Executive Committee has established a number of standing committees to oversee the day-to-day management of the company's affairs.

Management committee (formerly the operations committee)

The objective of this sub-committee is to monitor and review the operational performance of the company. The committee meets on a monthly basis, is chaired by the chief operating officer and comprises all executive officers of the company and regional heads.

Finance committee

This committee, which meets on a regular basis, is chaired by the chief financial officer and comprises a number of executive officers and senior management in the financial and legal fields. It is tasked with monitoring all financial, legal and administrative aspects of the company's affairs. The company secretary attends meetings of the committee.

Treasury committee

The committee is chaired by an independent director, Mr Brayshaw, and comprises executive officers and senior management in the financial and marketing disciplines. It is responsible for reviewing and evaluating market conditions, treasury operations and future hedging strategies.

Risk management and internal controls

The board has ultimate responsibility for the total risk management process within the group. The board reviews and approves the risk strategy and policies that are formulated by the executive directors and senior management. Management is accountable to the board and has established a group-wide system of internal control to manage significant group risk. This system assists the board in discharging its responsibility for ensuring that the wide range of risks associated with the group's global operations are effectively managed in support of the creation and preservation of shareholder wealth. The risk management policies are communicated to all relevant employees.

A full review of the risk, control and disclosure processes is undertaken annually to ensure that all additional requirements are incorporated into the system in the future. The systems are in place and the focus is on ensuring that the requirements of the King Code and the Sarbanes-Oxley Act are complied with timeously. In conducting its annual review of the effectiveness of risk management, the board considers the key findings from the ongoing monitoring and reporting process, management assertions and independent assurance reports. The board also takes account of material changes and trends in the risk profile, and considers whether the control system, including reporting, adequately supports the board in achieving its risk management objectives. The board furthermore, receives assurance from the Audit and Corporate Governance Committee, which derives its information, in part, from regular internal and external audit reports on risk and internal control throughout the group.

The company has a sound system of internal control, based on the group's policies and guidelines, in all material subsidiaries and joint ventures under its control. In respect of those entities in which AngloGold Ashanti does not have a controlling interest, the directors who represent AngloGold Ashanti on the boards of these entities seek assurance that significant risks are being managed.

The board is satisfied that there is an ongoing process for identifying, evaluating and managing the significant risks and internal controls faced by the group and if any weaknesses are identified, these are promptly addressed.

The company's chief executive and chief financial officers are both required, in terms of the Sarbanes-Oxley Act, to certify on Form 20-F that its financial statements present a true and fair view, in all material respects, of the company's financial position, cash flows and operational results, in accordance with relevant accounting standards. The certificates further provide that both officers are responsible for establishing and maintaining disclosure and internal controls and procedures for financial reporting. The certification process is pre-approved by the board of directors prior to filing of the Form 20-F with the SEC.

The following policies pertaining to directors and senior management are available on the company's website: www.AngloGoldAshanti.com under About -> Corporate Governance -> Guidelines:
- Board charter;
- Policy on political donations;
- Directors' induction policy;
- Fit and proper standards for directors and company secretaries policy;
- Professional advice for directors policy;
- Insider trading policy;
- Code of ethics;
- Code of ethics for the chief executive officer, principal financial officer and senior financial officers;
- Confidential reporting policy; and
- Disclosures policy.

6D. Employees

AngloGold Ashanti is a significant employer in the global mining industry and:

- is committed to upholding the Fundamental Rights Conventions of the International Labor Organization. Accordingly, the company seeks to ensure the implementation of fair employment practices group-wide by prohibiting forced, compulsory or child labor;
- is committed to creating workplaces free of harassment and unfair discrimination;
- as an international company, faces different challenges in different countries with regard to, for example, offering opportunities to citizens who may not have enjoyed equal opportunities in the past. In such cases, the company is committed to addressing the challenge in a manner appropriate to the local circumstances;
- will seek to understand the different cultural dynamics in host communities and adapt work practices to accommodate this where doing so is possible and compatible with the company's principles;
- will promote the development of a work force that reflects the international and local diversity of the organization;
- will provide all employees with the opportunity to participate in training that will improve their workplace competency;
- is committed to ensuring that every employee has the opportunity to become numerate and functionally literate in the language of the workplace;
- is committed to developing motivated, competent and experienced teams of employees through appropriate recruitment, retention and development initiatives. An emphasis is placed on the identification of potential talent, mentoring and personal development planning;
- will reward both individual and team effort in a meaningful way;
- guided by local circumstances, will continue to work together with stakeholders to ensure minimum standards for company-provided accommodation;
- assures access to affordable health care for employees and where possible, their families; and
- is committed to prompt and supportive action in response to any major health threat in the regions in which the company operates.

The average number of attributable employees in the AngloGold Ashanti group over the last 3 financial years was:

	2005	2004	2003
South Africa	42,536	44,867	48,078
Argentina	950	791	690
Australia	441	455	540
Brazil	3,489	2,686	2,666
Ghana	10,304	8,712	-
Guinea	1,978	2,335	-
Mali	1,309	1,413	1,297
Namibia	315	251	387
Tanzania	2,280	2,258	1,040
USA	391	411	741
Zimbabwe	-	1,221	-
Total	63,993	65,400	55,439

South African employee numbers includes corporate office and health services employees.

The year-on-year change in employee numbers is largely as a result of restructuring at the South African operations, in particular, the closure of Ergo and the beginning of the closure process at Savuka; the transition to owner maintenance crews resulting in duplication of crews for some months in Argentina, while the Cuiabá Expansion project resulted in an increase in Brazil; the transition to owner-mining at Geita in Tanzania; and the downscaling of operations at Iduapriem and Bibiani in Ghana.

For details of employees, including outside contractors, by geographical region, see "Item 4B.: Business overview – Products, operations and geographic locations".

Employees and other stakeholder engagement

The company has in place a variety of strategies and structures that are designed to promote constructive engagement with employees and other stakeholders. These strategies and structures are further developed and adapted from time to time to meet variations in legislation, operational requirements and to accommodate changing circumstances. Management and employee representatives meet in formal and informal forums at company and operational levels to share information and to address matters of mutual interest.

Unions and collective bargaining

It is the aim of AngloGold Ashanti, to have constructive relations with representative and recognized unions and associations and industry forums representing employees. Management/Union relationships are governed by negotiated agreements in respect of most of the group's workforce, with 89.4 percent (2004: 83.5 percent) of the global workforce represented by recognized trade unions or catered for through collective bargaining processes.

South African operations

The South African gold mining industry continues to remain labor intensive, with 95 percent (2004: 92.7 percent) of all employees either represented by unions or catered for by the collective agency shop agreement – an agency shop agreement exists across the lower level bargaining unit within the company. The Labor Relations Act entrenches the rights of employees to belong to trade unions and the rights of trade unions to have access to the workplace. It also guarantees the right to strike and the right to participate in secondary strikes in certain prescribed circumstances. The right to picket has also been recognized. This Act recognizes the right of employees to participate in the decision-making of companies by providing for the compulsory establishment of workplace forums to represent the interests of employees where a company employs more than 100 employees. The range of issues on which the workplace forum must be consulted includes restructuring of the workplace, partial or total plant closures, mergers and transfers of ownership, insofar as these affect employees, and terminations. The effect of the promulgation of amendments to specific labor laws in 2002 is predominantly visible in the requirement for a more consultative retrenchment process as well as the broadening of the definition of an "employee" under the legislation. In addition to compliance with a spectrum of labor legislation, further compliance is necessary with the newly released Mining Charter.

The implementation of the Labor Relations Act's provisions have not had, and management believes will continue not to have, a material adverse effect on AngloGold Ashanti's cost of labor and consequently on its results and financial condition, although there can be no assurance of this. See "Item 3D.: Risk factors – Labor disruptions could have an adverse effect on operating results and financial condition". With the highly regulated South African market, the costs of employment are substantial and labor costs at AngloGold Ashanti's South African operations constituted approximately 51.18 percent of South African production costs in 2005 (2004: approximately 50 percent).

The four unions that are recognized are the National Union of Mineworkers (NUM), the United Associations of South Africa (UASA), Mineworkers Solidarity and the South African Equity Workers' Association (SAEWA), representing respectively 85.4 percent, 11 percent, 2.6 percent and 1 percent (2004: 72.2 percent, 11 percent, 2.6 percent and 0.8 percent) of employees in the region.

A number of agreements are in place which regulate any process of restructuring, namely, a retrenchment agreement entered into with NUM and UASA, as well as a restructuring/redeployment agreement entered into with Solidarity, UASA and SAEWA. A social plan framework agreement is being negotiated with the NUM.

In South Africa, the industrial relations climate can currently be described as constructive and stable, despite a gold mining industry's wage dispute and strike, the first industry-wide strike since 1987, which resulted in three full production shifts having been lost in 2005.

A two-year agreement, effective July 1, 2005 was entered into between AngloGold Ashanti, through the Chamber of Mines, NUM and Solidarity. The agreement can be summarized as follows:
- wage increases of between 6 percent and 7 percent, with the highest increase for the lowest job category;

- a wage increase in the second year of CPIX plus 1 percent, subject to a minimum guaranteed increase of between 5.5 percent and 6 percent, again depending on the job category;
- increased employer contributions to the risk benefit within the retirement fund;
- improvements in accommodation subsidies; and
- recognition of the principle of a Christmas break, with detail to be agreed at mine level.

Employment equity and development: In October 2005, AngloGold Ashanti submitted its fifth annual employment equity report to the Department of Labor on progress made with the implementation of the company's employment equity plan in respect of its South African operations. The 2005 report indicates that continued progress has been made year-on-year. The employment equity governance structures and monitoring processes have been entrenched at company and business unit levels. A Mining Charter Steering Committee has been established to lead and direct the overall process of compliance with the charter. An external audit on progress of equity issues was undertaken in 2004. The external employment equity audit noted substantial progress in terms of employment equity.

The audit report highlighted the following findings:
- 61 percent of the identified risk areas were satisfactorily resolved, the challenge is to ensure that these achievements are sustained particularly training and career development, talent retention and performance management; and
- 35 percent of the risk areas were in remediation, these included the implementation of performance management for lower levels, the provision of underground toilets for women, mentoring and diversity awareness programs.

An external audit for 2005 is in progress.

Argentina
A four-year wage agreement was reached in April 2005.

Australia
The Australian operations are not unionized and no industrial action took place during 2005.

Brazil
Annual negotiations on salaries and fringe benefits were negotiated in August 2005.

Ghana
During 2005, new rates of pay were negotiated between the company and the Ghana Mine Workers' Union.

Guinea
Agreement was reached on a range of issues as part of the collective bargaining processes, including wages, family transport and accommodation benefits.

A four-day wildcat strike at Siguiri in 2005 related to wage demands prior to the collective bargaining process beginning, and was largely as a result of local inflation. Four working days were lost. The strike was resolved through the bargaining with union representatives.

Mali
At the Sadiola and Yatela mines, all employees are represented by the Mining Industry Union (SECNAMI), and guided by the National Collective Convention. There are no specific recognition agreements at mine level at Sadiola and Yatela, while at Morila, where 95 percent of employees are represented through SECNAMI, and internal agreement provides for adaptation to the National Convention. In May 2005, agreement was reached with the union in respect of production bonus payments for Sadiola and Yatela (in which different parameters, namely safety, volumes and costs, all play a role).

There was no industrial action against AngloGold Ashanti at the Malian operations, although the mining contractor at Morila experienced a strike, which did not affect production at the mine. Agreements were negotiated and concluded in 2005 on a production bonus scheme and a water allowance scheme.

Namibia

At the Navachab mine, a recognition agreement is in place with the Mineworkers Union of Namibia (MUN), and the union bargains with the company on behalf of all employees in the A2 to C1 Paterson bands. Approximately 75 percent of the workforce are members of MUN. An 18-month wage agreement was signed during the year, allowing for a 6.5 percent wage increase. A shift agreement (developed as part of the transition to owner-mining) was also signed in November 2005.

Tanzania

Monthly meetings are held between senior and junior staff representative councils and the general manager. In addition, safety representative committees and joint health and safety structures are in place and a monthly consultative meeting is held with all senior staff to discuss the mine's performance and other operational issues.

USA

In the USA, the workforce is not unionized. Communication with and participation by employees in management forums is encouraged. No incidences of industrial action were experienced during 2005.

6E.   Share ownership

Share ownership of directors

Directors held the following number of ordinary shares of the company at December 31, 2005 and 2004, which did not individually or in the aggregate exceed 1 percent of the company's issued ordinary share capital:

	December 31, 2005			December 31, 2004		
	Beneficial		Beneficial Non-beneficial [1]	Beneficial		Beneficial Non-beneficial [1]
	Direct	Indirect		Direct	Indirect	
Executive directors						
J G Best (retired August 1, 2005)	–	–	–	–	–	–
R Carvalho Silva (appointed May 1, 2005)	–	–	–	–	–	–
R M Godsell	9,177	–	–	460	–	–
D L Hodgson (retired April 29, 2005)	–	–	–	–	430	–
Dr S E Jonah (until July 31, 2005)	–	–	–	6,297	–	–
N F Nicolau (appointed May 1, 2005)	100	–	–	–	–	–
S Venkatakrishnan (appointed August 1, 2005)	652	–	–	–	–	–
K H Williams	–	920	–	–	920	–
Total	**9,929**	**920**	**–**	**6,757**	**1,350**	**–**
Non-executive directors						
F B Arisman	–	2,000	–	–	2,000	–
Mrs E le R Bradley	–	23,423	13,027	–	23,423	26,027
C B Brayshaw	–	–	–	–	–	–
R P Edey	–	1,000	–	–	1,000	–
Dr S E Jonah (from August 1, 2005)	6,297	–	–	–	–	–
A W Lea (retired August 1, 2005)	–	–	–	–	–	–
R Médori (appointed August 1, 2005)	–	–	–	–	–	–
Dr T J Motlatsi	–	–	–	–	–	–
W A Nairn	–	–	–	–	–	–
S R Thompson	–	–	–	–	–	–
A J Trahar	–	–	–	–	–	–
P L Zim	–	–	–	–	–	–
Total	**6,297**	**26,423**	**13,027**	**–**	**26,423**	**26,027**
Alternate directors						
D D Barber	–	–	–	–	–	–
A H Calver	–	46	–	–	46	–
P G Whitcutt	–	–	–	–	–	–
Total	**–**	**46**	**–**	**–**	**46**	**–**
Grand Total	**16,226**	**27,389**	**13,027**	**6,757**	**27,819**	**26,027**

(1)   The director derives no personal benefit from the ordinary shares declared, for example by holding the ordinary shares in trust for another.

As of March 8, 2006, there have been no changes in the directors' ownership of ordinary shares, set forth above and Mr R E Bannerman, who was appointed a director on February 10, 2006, holds no interest in the company's ordinary shares.

Share ownership of executive officers

Under the Listings Requirements of the JSE, AngloGold Ashanti is not required to disclose, and it does not otherwise disclose or ascertain, share ownership of individual executive officers in the share capital of AngloGold Ashanti. However, to the best of its knowledge, AngloGold Ashanti believes that AngloGold Ashanti ordinary shares held by executive officers, in aggregate, do not exceed 1 percent of the company's issued ordinary share capital. See "Item 6E.: Share ownership – Share ownership of directors" for details of ordinary shares held by executive directors.

AngloGold Share Incentive Scheme

AngloGold Ashanti operates a share incentive scheme for the purpose for providing an incentive to executive directors, executive officers and managers to identify more closely with the fortunes of the group and its continued growth, and to promote the retention of such employees by giving them an opportunity to acquire ordinary shares in the company. Non-executive directors are not eligible for participation in the share incentive scheme.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that these incentives are globally competitive, so as to attract, reward and retain management of the highest caliber. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees – collectively known as the AngloGold share incentive scheme or share incentive scheme.

Under the terms of the AngloGold share incentive scheme, which was approved by the shareholders at the general meeting held on June 4, 1998, and with the introduction of the Bonus share plan and Long-term incentive plan approved by the shareholders at the annual general meeting held on April 29, 2005, the maximum number of ordinary shares that may be allocated for the purposes of the share incentive scheme is equivalent to 2.75 percent of the total number of AngloGold Ashanti ordinary shares in issue at any time. As of December 31, 2005 and 2004, this equated to 7,285,807 and 7,272,730 ordinary shares, respectively.

At the annual general meeting held on April 29, 2005, shareholders approved the amendment to the maximum aggregate number of ordinary shares which may be acquired by any one participant from 300,000 to 5 percent of the 2.75 percent attributable to the share incentive scheme (or 0.1375 percent of the total number of ordinary shares in issue at any one time).

Employees participate in the scheme to the extent that they are granted options, shares or rights and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted automatically expire, unless otherwise stated.

Although the remuneration committee has the discretion to incentivize employees through the issue of shares, only options or rights have so far been granted. The type and vesting criteria of the options or rights granted are:

Time-related
The granting of *time-related* options was approved by shareholders at the general meeting held on June 4, 1998 and amended by shareholders at the annual general meeting held on April 30, 2003, at which time it was agreed that no further *time-related* options would be granted. All options granted hereunder will terminate on February 1, 2012, being the date on which the last options granted under these criteria may be exercised or will expire. *Each time-related* option entitles the holder to acquire one ordinary share at a price equal to the closing price of ordinary shares on the JSE on the last business day prior to the date of grant.

Time-related options vest over a five-year period from date of grant, and may be exercised in tranches of 20 percent each in years 2, 3 and 4 and 40 percent in year five.

Performance-related

Performance-related options were approved by shareholders at the annual general meeting held on April 30, 2002 and amended at the annual general meeting held on April 29, 2005 at which time it was agreed that no further *performance-related* options would be granted. All options granted hereunder will terminate on November 1, 2014, being the date on which the last options granted under these criteria may be exercised or will expire. Each *performance-related* option entitles the holder to acquire one ordinary share at a price equal to the closing price of ordinary shares on the JSE on the last business day prior to the date of grant.

Performance-related options may be exercised in full, three years after date of grant, provided that the conditions on which the options were granted, namely the performance of the company as determined by the directors at date of grant, are met.

Bonus share plan (BSP)

The granting of rights in terms of the *BSP* was approved by shareholders at the annual general meeting held on April 29, 2005. Executive directors, executive officers and other management groups are eligible for participation. Each award made in respect of the *BSP* entitles the holder to acquire one ordinary share at "nil" cost. Awards granted vest in full, three years from date of grant, provided that the participant is still in the employ of the company at the date of vesting, unless an event occurs which may result in an earlier vesting, such as death.

Long-term incentive plan (LTIP)

The granting of rights in terms of the *LTIP* was approved by shareholders at the annual general meeting held on April 29, 2005. Executive directors, executive officers and selected senior management are eligible for participation. Each award made in respect of the *LTIP* entitles the holder to acquire one ordinary share at "nil" cost. Options granted vest three years after date of grant, to the extent that the performance conditions under which the options were granted, are met, and provided that the participant is still in the employ of the company, or unless an event occurs which may result in an earlier vesting, such as death.

The AngloGold share incentive scheme is summarized as follows:

The maximum number of ordinary shares that may be allocated for purposes of the scheme, equivalent to 2.75 percent of the total number of ordinary shares in issue at that date, is:

March 8, 2006	December 31, 2005	December 31, 2004
7,290,644	7,285,807	7,272,730

The maximum aggregate number of ordinary shares which may be acquired by any one participant in the share incentive scheme at that date is:

March 8, 2006	December 31, 2005	December 31, 2004
364,532	364,291	363,637

The movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the period January 1, 2005 to December 31, 2005 was as follows:

	Time-related	Performance-related	Bonus share plan	Long-term incentive plan	Total	Average exercise price per ordinary share - R	Ordinary shares issued
At January 1, 2005	1,391,060	3,425,900	–	–	4,816,960	212.69	2,240,140
Movement during year							
- Granted	–	–	283,915	368,500	652,415	197.50	–
- Exercised	471,950	3,300	288	–	475,538	126.64	475,538
- Forfeited (terminations)	54,400	525,600	11,682	5,000	596,682	235.02	–
At December 31, 2005	864,710	2,897,000	271,945	363,500	4,397,155	216.71	2,715,678

During the period January 1, 2006 to and including March 8, 2006, no options or rights were granted and 175,900 options or rights at an average price of R127.96 per share were exercised.

Option ownership of directors, executive officers and management

Under the Listings Requirements of the JSE, AngloGold Ashanti is required to disclose the option or rights ownership of individual directors. Under those requirements, AngloGold Ashanti is not required to, and it does not otherwise, disclose option or rights ownership of individual executive officers and senior management.

The table below shows the movement in respect of options or rights held by executive directors on an individual basis, and by executive officers and managers, each as a group, during 2005. Non-executive directors are not eligible to participate in the scheme and therefore own no options:

| | **Executive directors** | | | | | | | | | | | **Total** |
	** R M Godsell	J G Best	R Carvalho Silva	D L Hodgson	S E Jonah	N F Nicolau	S Venkat-akrish-nan	K H Williams	Total	* Total Executive officers	* Total other	share incentive scheme
Balance at January 1, 2005*												
Number	224,300	70,800	38,600	92,600	50,000	41,000	-	59,000	576,300	339,860	3,900,800	4,816,960
Average exercise price per shares – R	137.31	180.98	239.96	171.60	221.00	192.34	-	177.94	170.39	189.89	220.92	212.69
Granted during year												
Number	40,535	-	16,215	-	-	15,635	14,865	4,230	91,480	92,885	468,050	652,415
Average exercise price per share – R	197.50	-	197.50	-	-	197.50	197.50	197.50	197.50	197.50	197.50	197.50
Exercised during year												
Number	25,100	37,800	-	33,600	-	-	-	5,000	101,500	17,000	357,038	475,538
Average exercise price per share – R	104.00	121.76	-	113.64	-	-	-	104.00	113.80	124.00	130.41	126.64
Average market price per share at date of exercise – R	248.50	225.96	-	249.58	-	-	-	221.30	217.78	226.22	264.23	252.95
Pre-tax gain at date of exercise												
– R value (R000) ***	3,627	3,939	-	4,567	-	-	-	587	12,720	1,738	47,778	62,236
– R per share	144.50	104.20	-	135.93	-	-	-	117.30	125.32	102.22	133.82	130.87
Forfeited (terminations) during year												
Number	-	33,000	-	-	50,000	-	-	-	83,000	13,410	500,272	596,682
Average exercise price per share – R	-	248.81	-	-	221.00	-	-	-	232.06	239.70	235.39	235.02
Held as at December 31, 2005												
Number	239,735	-	54,815	59,000	-	56,635	14,865	58,230	483,280	402,335	3,511,540	4,397,155
Average exercise price per share – R	150.97	-	227.40	204.61	-	193.77	197.50	185.71	176.82	192.77	224.94	216.71
Latest expiry date	May 4, 2015	May 4, 2015	May 4, 2015		May 4, 2015	May 4, 2015	May 4, 2015			May 4, 2015	May 4, 2015	

There were no prior year adjustments
*	Movement in balance at January 1, 2005:	Number of shares	Average price per share (R)
	- From Total Other to Total Executive Officers	88,600	202.18
	- From Total Executive Officers to Directors	79,600	215.43

** Mr Godsell purchased AngloGold Ashanti ordinary shares in his own name, using the after tax proceeds from the sale of shares acquired on the exercise of options.

*** Rounding of figures may result in computational differences.

Of the 4,397,155 options or rights granted and outstanding at December 31, 2005, 758,150 options at an average exercise price per share of R124.12 had vested.

Item 7: Major shareholders and related party transactions

Overview

Description of AngloGold Ashanti's share capital

AngloGold Ashanti's share capital consists of three classes of stock:

- Ordinary shares, par value 25 cents each (the "ordinary shares");
- A redeemable preference shares, par value 50 cents each (the "A preference shares"); and
- B redeemable preference shares, par value 1 cent each (the "B preference shares").

There was no change to the authorized share capital of the company during 2005.

The authorized and issued share capital of AngloGold at December 31, 2005, is set out below:

Title of class	Authorized	Issued
Ordinary shares	400,000,000	264,938,432
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896

All the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti. For a discussion of rights attaching to the ordinary shares, the A redeemable preference shares and the B redeemable preference shares, see "Item 10B.: Memorandum and Articles of Association".

The following are the movements in the issued ordinary share capital at December 31.

Issued	2005 Number of ordinary shares	2005 Rand	2004 Number of ordinary shares	2004 Rand	2003 Number of ordinary shares	2003 Rand
At January 1,	264,462,894	66,115,724	223,136,342	55,784,086	222,622,022	56,655,506
Issues during year						
– Business combination with Ashanti						
– share-swap	–	–	38,400,021	9,600,005		
– regulatory shares	–	–	2,658,000	664,500		
– exercise of warrants	–	–	75,731	18,933		
Exercise of options by participants in the						
– AngloGold Share Incentive Scheme	475,538	118,884	192,800	48,200	508,020	127,005
– Acacia Employee Option Plan	–	–	–	–	6,300	1,575
At December 31,	264,938,432	66,234,608	264,462,894	66,115,724	223,136,342	55,784,086

During the period January 1, 2006 to and including March 8, 2006, 175,900 ordinary shares were issued at an average issue price of R127.96 per share, resulting in 265,114,332 ordinary shares being in issue at March 8, 2006.

7A.   Major shareholders

According to information available to the directors, the following are the only shareholders beneficially holding, directly or indirectly, more than 5 percent of the ordinary share capital of the company at December 31:

Ordinary shares held at	December 31, 2005		December 31, 2004		December 31, 2003	
Shareholder	Number	% voting rights	Number	% voting rights	Number	% voting rights
Anglo American plc	134,788,099	50.88	134,788,099	50.97	121,502,197	54.45
The Bank of New York *	48,702,313	18.38	45,217,297	17.10	36,753,386	16.47

* *Ordinary shares held through various custodians in respect of American Depositary Shares issued by The Bank of New York. At December 31, 2005, the number of persons who were registered holders of ADSs was reported at 4,517. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.*

The company's major shareholders have the same voting rights as other holders of AngloGold Ashanti ordinary shares and do not have any different or special voting rights.

As at December 31, 2005, there were 17,751 holders of record of AngloGold Ashanti ordinary shares. Of these holders 399 had registered addresses in the United States and held a total of 211,754 ordinary shares, approximately 0.0799 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At March 8, 2006, Anglo American plc, through its wholly-owned subsidiary, Anglo South Africa Capital (Pty) Limited held 134,788,099 ordinary shares, representing 50.84 percent of the issued share capital while 46,045,693 ADSs, or approximately 17.37 percent of the total issued ordinary share capital, were issued and outstanding and held of record by 4,503 registered holders.

On February 22, 2006, Anglo American plc filed with the SEC, a Schedule 13D, amendment #6 in which Anglo American plc announced that it would reduce its percentage ownership in AngloGold Ashanti through a proposed public secondary offering. The effect of the offering will result in Anglo American plc no longer controlling AngloGold Ashanti which may result in the number of members affiliated with Anglo American plc on the board of AngloGold Ashanti, reducing. Anglo American plc has stated that it intends to remain a significant shareholder of AngloGold Ashanti in the medium term.

On February 10, 2006, Capital Research & Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 filed a Form SC 13G with the SEC, which stated that it was deemed to be the beneficial owner of 13,819,790 shares or 5.2 percent of the ordinary issued share capital of AngloGold Ashanti.

Insofar as is known to AngloGold Ashanti, except as described below, as of December 31, 2005 there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

All the issued A and B preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti's wholly-owned subsidiary. The articles of association of AngloGold Ashanti provide that the A redeemable preference shares and the B redeemable preference shares are not transferable.

Relationship with Anglo American plc (AA plc) and its subsidiaries

AA plc is the largest shareholder of AngloGold Ashanti with an equity interest and voting rights of 50.88 percent as at December 31, 2005 (2004: 50.97 percent). Currently, five members of the board of directors of AngloGold Ashanti are affiliated with AA plc. Although there is no agreement between AngloGold Ashanti and AA plc concerning membership on the AngloGold Ashanti board of directors by AA plc, AA plc have, in their 13D filing with the SEC on February 22, 2006, indicated that the number of members affiliated with AA plc on AngloGold Ashanti's board of directors may be reduced as AA plc's percentage ownership in AngloGold Ashanti declines as a result of the proposed public secondary offering of ordinary shares of AngloGold Ashanti. AA plc have further indicated that they intend to remain a significant shareholder of AngloGold Ashanti's ordinary shares in the medium-term.

AngloGold Ashanti is an operating gold company independent of AA plc to the extent that:

• The management is remunerated by AngloGold Ashanti and incentivized by an AngloGold Ashanti share incentive scheme;
• Currently, a majority of AngloGold Ashanti's board of directors are non-executive directors and, including AngloGold Ashanti's non-executive chairman, 50 percent of these non-executive directors are not affiliated with AA plc;
• AngloGold Ashanti has the management, financial capacity and resources to carry out all aspects of its ongoing business activities independent of AA plc;
• Where appropriate, AngloGold Ashanti may purchase selected specialized services from AA plc on normal commercial and arm's length terms. However, any such contract with AA plc is subject to the approval of a board sub-committee consisting entirely of AngloGold Ashanti directors independent of AA plc; and
• AngloGold Ashanti has no service agreements or other contracts in terms of which any turnover or profit related fees are payable to AA plc.

At the time of its formation, AngloGold acquired from Anglo American Corporation (AAC), a wholly-owned subsidiary of AA plc, certain unused mineral rights to which little or no value was attached. In terms of the agreements, AAC had the right to participate in future profits from these mineral rights at such time as these rights were developed or sold. In South Africa, the introduction of the MPRDA has resulted in all unused mineral rights, for which application for conversion was not made by end April 2005, being vested under the custodianship of the State. Consequently, other than in respect of those mineral rights in South Africa which have been sold by AngloGold Ashanti to third parties prior to end April 2005, neither AAC nor AngloGold Ashanti retain any rights in respect of those mineral rights in South Africa as originally sold by AAC to AngloGold upon its formation.

7B. Related party transactions

Related party transactions are concluded on an arm's length basis. The company had the following transactions with related parties during the years ended December 31, 2005, 2004 and 2003:

	December 31, 2005		December 31, 2004		December 31, 2003	
	Purchases by/(from) related party $	Amounts owed to/(by) related party $	Purchases by/(from) related party $	Amounts owed to/(by) related party $	Purchases by/(from) related party $	Amounts owed to/(by) related party $
(in millions)						
Related party transaction with holding company AA plc	5	1	5	-	2	-
Related party transactions with subsidiaries of AA plc						
Boart Longyear Limited – mining services [1]	5	-	9	1	10	1
Mondi Limited – forestry	16	2	16	2	11	1
Scaw Metals – A division of Anglo Operations Limited – steel and engineering	6	1	5	1	5	1
Haggie Steel Wire Ropes Operations [2]	8	1	9	-	7	-
Anglo Coal – a division of Anglo Operations Limited	1	-	1	-	-	-
Related party transactions with associates						
Rand Refinery Limited – gold refinery [3]	-	-	-	-	2	-
	41	5	45	4	37	3
Related party transactions of equity accounted joint ventures						
Société d'Exploitation des Mines d'Or de Sadiola S.A.	-	-	1	-	1	-
Société d'Exploitation des Mines d'Or de Yatela S.A.	-	-	1	-	-	-
Société des Mines de Morila S.A.	(2)	-	(1)	-	(1)	-

(1) *AA plc sold their interest in Boart Longyear Limited with effect from July 29, 2005.*

(2) *Previously included in Scaw Metals – A division of Anglo Operations Limited.*

(3) *Consolidated from 2004.*

Since January 1, 2006, AngloGold Ashanti has not been, and as of the date of this annual report is not, a party to any material transaction or proposed transaction by which any director, any other executive officer, any spouse or relative of any of the foregoing or any relative of such spouse had or was to have direct or indirect material interest. In addition, no such persons had any indebtedness to AngloGold Ashanti during this period, and as of the date of this annual report.

7C. Interests of experts and counsel

Not applicable.

Item 8: Financial information

8A.   Consolidated financial statements and other financial information
See "Item 18: Financial statements".

Legal proceedings

No director or officer of AngloGold Ashanti has either a direct or indirect position adverse to AngloGold Ashanti.

There are no legal or arbitration proceedings, including any such proceedings which are active, pending or threatened against, or being brought by or against AngloGold Ashanti or any member company of AngloGold Ashanti, of which AngloGold Ashanti is aware, which may have a significant effect on the financial position, results of operations or liquidity of AngloGold Ashanti, or which have had such an effect since January 1, 2005.

The company is involved in the following cases:

- In the USA, two civil cases brought against the company in 2000 and 2001 by the Sierra Club and the Minerals Policy Center for allegedly exceeding certain permit water quality standards or lack of permits for certain identified flows (in terms of the Clean Water Act) at the CC&V mine continue. In 2002, the company reported that it had entered into two settlements with the US Environmental Protection Agency and the State of Colorado. A trial was held in February 2006. At this time, no settlement has been reached and the outcome of the trial cannot be determined.

Dividend policy

Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial performance. Dividends are recognized when declared by the board of directors of AngloGold Ashanti. Dividends declared to foreign stockholders are not subject to the approval by the South African Reserve Bank (SARB). Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies. In situations where a South African company has a calculated tax loss without a concomitant accounting loss, the SARB requires that a notional tax charge be deducted from current profits before the profit available for distribution to stockholders is determined.

AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, financial condition, including its cash needs, future earnings prospects and other factors.

8B.   Significant changes

None.

Item 9: The offer and listing

9A.   Offer and listing details

The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold Ashanti's ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

	JSE [1]		NYSE [2]	
	High	**Low**	**High**	**Low**
Year ended December 31	(South African cents per ordinary share)		(US dollars per ADS)	
Annual information				
2001	24,800	10,420	22.34	13.15
2002	34,700	20,000	35.33	17.62
2003	33,900	19,100	49.95	27.10
2004	31,900	18,620	48.25	29.91
2005	31,990	18,700	49.88	30.50
Quarterly information				
2004				
First quarter	31,900	25,701	48.25	38.99
Second quarter	27,150	19,205	42.69	29.91
Third quarter	25,400	18,620	38.99	29.97
Fourth quarter	25,750	19,901	42.40	35.15
2005				
First quarter	24,500	18,700	39.00	31.27
Second quarter	24,500	19,000	36.60	30.50
Third quarter	28,400	21,951	44.13	34.11
Fourth quarter	31,990	25,750	49.88	38.64
Monthly information				
September 2005	28,400	22,500	44.13	35.75
October 2005	29,400	26,100	44.45	38.75
November 2005	29,748	25,750	44.71	38.64
December 2005	31,990	26,700	49.88	42.63
January 2006	37,500	31,400	61.50	50.00
February 2006	38,700	31,611	62.20	50.40

(1)   The JSE share price information has been adjusted to give effect to the two-for-one stock split which took effect from the close of business on December 24, 2002.

(2)   Prior to December 24, 2002, each ADS represented 0.5 of one ordinary share. With effect from the close of business on December 24, 2002, each ADS represents one ordinary share.

See "Item 7A.: Major shareholders" for number of ADSs outstanding at December 31, 2005.

9B.   Plan of distribution

Not applicable.

9C.   Markets

Nature of trading market

Prior to June 29, 1998, the date on which AAC's gold mining interests were consolidated into a single, focused, independent, global gold mining company, ordinary shares of AngloGold (formerly Vaal Reefs) were listed on the Johannesburg Stock Exchange (JSE), the London Stock Exchange (LSE) and the Paris bourse, were quoted in Brussels in the form of International Depositary Receipts and were listed under grandfathered unsponsored American Depositary Receipts (ADR) programs on the Nasdaq SmallCap Market. Shares of Freegold, Western Deep Levels and Southvaal were also listed under grandfathered unsponsored ADR programs on the Nasdaq SmallCap Market. Historically, the principal trading market for such shares (as well as for shares of Freegold, Western Deep Levels and Southvaal) had been the JSE and Nasdaq. As part of the consolidation, shares of AngloGold, Freegold, Western Deep Levels and Southvaal were delisted from Nasdaq and shares of all participating companies were delisted from the JSE.

With effect from the implementation of the consolidation, the ordinary shares were listed on the JSE, the LSE and the Paris bourse and were quoted in Brussels in the form of International Depositary Receipts. In addition, American Depositary Shares (ADSs) each representing half of one ordinary share and evidenced by ADRs issued by The Bank of New York under a program sponsored by AngloGold were listed on the New York Stock Exchange (NYSE) on August 5, 1998.

The company was admitted to the official list of the Australian Stock Exchange (ASX) on November 15, 1999. The ordinary shares of the company issued in connection with the acquisition of the entire issued share capital of Acacia Resources Limited trade on the ASX. On November 28, 2001, AngloGold implemented a 10-for-1 split of the AngloGold CHESS Depositary Interests (CDIs), which trade on the Australian Stock Exchange.

Effective at the close of business on December 24, 2002, AngloGold undertook a 2-for-1 stock split and a corresponding change in the ratio of ordinary shares to ADSs from 0.5 ordinary shares per one ADS to one ordinary share per one ADS. At the same time, the ratio of ordinary shares to CDIs changed from one ordinary share equivalent to ten CDIs to one ordinary share equivalent to five CDIs.

On April 26, 2004, the business combination with Ashanti became effective, at which time, AngloGold changed its name to AngloGold Ashanti Limited. Following the business combination, the company's ordinary shares were listed on the Ghana Stock Exchange (GhSE). In addition, Ghanaian Depositary Shares (GhDSs) were listed on the GhSE each representing one-hundredth of an ordinary share and evidenced by GhDSs issued by NTHC Limited (as Depositary) under a program sponsored by AngloGold Ashanti.

9D.   Selling shareholders
None.

9E.   Dilution
None.

9F.   Expenses of the issue
None.

Item 10: Additional information

10A. Share capital

AngloGold Ashanti's Ordinary Shares and Preference Shares

AngloGold Ashanti's authorized share capital is ZAR101,050,000, consisting of three classes of shares: ordinary shares of par value ZAR0.25 each, A redeemable preference shares of par value ZAR0.50 each and B redeemable preference shares of par value ZAR0.01 each. The ordinary shares and the A redeemable preference shares have voting rights, while the B redeemable preference shares have voting rights only under certain circumstances and, in respect of each of these classes of shares, there is no provision in the Articles of Association for cumulative voting. There is no limitation imposed by the Articles of Association or by South African law on the rights of any persons, including non-residents, to own AngloGold Ashanti ordinary shares or to exercise voting rights in respect of AngloGold Ashanti ordinary shares. AngloGold Ashanti's authorized and issued share capital as of December 31, 2005 and March 8, 2006 (being the latest practicable date prior to the publication of this document) is set out below:

Title of Class	Authorized	Issued	
		March 8, 2006	**December 31, 2005**
Ordinary shares	400,000,000	265,114,332	264,938,432
A redeemable preference shares	2,000,000	2,000,000	2,000,000
B redeemable preference shares	5,000,000	778,896	778,896

All of the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti's wholly-owned subsidiary. AngloGold Ashanti's Articles of Association provide that the A redeemable preference shares and B redeemable preference shares are not transferable.

AngloGold Ashanti is incorporated under the laws of South Africa and the rights of its shareholders are governed by the South African Companies Act 61 of 1973, as amended, the South African Securities Regulation Code on Take-Overs and Mergers and the Listings Requirements of the JSE, as well as AngloGold Ashanti's Articles of Association. AngloGold Ashanti is registered in South Africa with registration number 1944/017354/06.

In general meeting, shareholders of AngloGold Ashanti have approved, by specific authority, the following authorizations for the allotment and issue of shares in the capital of the company:

1   At a general meeting of shareholders held on June 4, 1998, members approved the adoption by AngloGold, of the AngloGold Limited Share Incentive Scheme and at the annual general meeting of shareholders held on April 29, 2005, members approved the introduction of the Bonus Share Plan and Long-Term Incentive Plan (collectively the "AngloGold Share Incentive Scheme or share incentive scheme"). The authority granted by shareholders provides for 2.75 percent of the total number or ordinary shares in issue from time to time, being made available for purposes of the share incentive scheme. The share incentive scheme shall endure for an indefinite period until terminated by a resolution of the board of directors or the resolution of AngloGold Ashanti in general meeting.

2   At the annual general meeting of shareholders held on June 29, 2004, members approved the authorization to allot and issue a maximum of 15,384,615 ordinary shares of 25 South African cents per share each in the authorized but unissued capital of the company for purposes of the conversion of the $1,000,000,000, 2.375 percent Guaranteed Convertible Bonds issued by AngloGold Holdings plc. This authority expires on February 28, 2009 or such earlier time in the event that all Convertible Bonds are exchanged for ADSs. See "Guaranteed Convertible Bonds" below.

At the annual general meeting of shareholders held on April 29, 2005, members approved the following resolutions pertaining to the ordinary share capital of the company:

3   as a general authority, authorization to the board of directors to allot and issue, at their discretion, and for such purposes as they may determine, up to 10 percent of the authorized but unissued ordinary shares of 25 South African cents each in the share capital of the company (subject to the South African Companies Act and the JSE Listings Requirements), after setting aside so many ordinary shares of 25 South African cents each as may be required to be allotted and issued by the company pursuant to the AngloGold Share Incentive Scheme and for purposes of the conversion of the $1,000,000,000, 2.375 percent Guaranteed Convertible Bonds issued by AngloGold Holdings plc.

The unissued ordinary shares under the control of the directors at April 29, 2005 are as follows:

	Number of shares
Authorized ordinary share capital	400,000,000
Shares in issue at April 29, 2005	264,527,894
Unissued shares at April 29, 2005	135,472,106
Shares set aside in terms of:	
- the AngloGold Share Incentive Scheme at 2.75 percent of shares in issue at April 29, 2005	7,274,517
- the 2.375 percent Guaranteed Convertible Bonds	15,384,615
Net unissued ordinary shares at April 29, 2005	112,812,974

- the board of directors	10 percent of net unissued shares	11,281,297
Less: shares issued at the discretion of the directors during 2005		—
Balance of shares under the control of the directors at December 31, 2005		11,281,297
Shares under the control of shareholder	90 percent of net unissued shares	101,531,677

4   as a general authority, authorization to the board of directors to allot and issue for cash, without restriction to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, in their discretion, the authorized but unissued ordinary shares of 25 South African cents each in the share capital of the company, which were placed under the control of the directors, subject to the following conditions:

(a)   that the authority shall only be valid until the next annual general meeting and in no case shall extend beyond 15 months;

(b)   that a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5 percent or more of the number of shares in issue prior to the issue concerned;

(c)   that the issues for cash in the aggregate in any one financial year shall not exceed 10 percent of the number of shares of the company's unissued ordinary share capital;

(d)   that, in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10 percent of the weighted average traded price of the ordinary shares on the JSE (adjusted for any dividend declared but not yet paid or for any capitalization award made to shareholders) over the 30 business days prior to the date that the price of the issue is determined or agreed by AngloGold Ashanti's directors; and

(e)   that this authority includes the issue of shares arising from any options or convertible securities issued for cash.

The above authorities (3) and (4) expire at the next annual general meeting of shareholders of the company.

The number of authorized but unissued ordinary shares in the capital of AngloGold Ashanti at December 31, 2005 and March 8, 2006 (being the latest practicable date prior to the publication of this document) is 135,061,568 and 134,885,668 respectively.

The table below details changes in the ordinary issued share capital of AngloGold since December 31, 2002.

Period to	Description	Number of Shares
December 31, 2002		222,622,022
Ordinary shares issued during 2003	AngloGold Share Incentive Scheme	508,020
	Acacia Employee Option Plan	6,300
December 31, 2003		223,136,342
Ordinary shares issued during 2004	AngloGold Share Incentive Scheme	192,800
	Business combination – swap shares	38,400,021
	Business combination – regulatory shares	2,658,000
	Business combination – warrants	75,731
December 31, 2004		264,462,894
Ordinary shares issued during 2005	AngloGold Share Incentive Scheme	475,538
December 31, 2005		264,938,432
Ordinary shares issued to March 8, 2006	AngloGold Share Incentive Scheme	175,900
		265,114,332

There has been no change in the issued preference share capital of AngloGold since December 31, 2001.

Save as disclosed in this paragraph and under "Item 6.E. Share Ownership - AngloGold Share Incentive Scheme" as well as "Guaranteed Convertible Bonds" below, no share or loan capital of AngloGold Ashanti or any of its subsidiary undertakings is under option or is agreed conditionally or unconditionally to be put under option.

All existing ordinary shares are in registered form. The holding of ordinary shares in uncertificated form is permitted under AngloGold Ashanti's Articles of Association and the transfer of ordinary shares is permitted through STRATE. Ordinary shares are not eligible for settlement within CREST.

Guaranteed Convertible Bonds: On February 27, 2004, AngloGold Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti, issued $1,000,000,000, 2.375 percent guaranteed Convertible Bonds due 2009, convertible into AngloGold Ashanti ADSs and guaranteed by AngloGold Ashanti. Subject to certain restrictions, holders of Convertible Bonds are entitled to convert each Convertible Bond into an AngloGold Ashanti ADS at the then applicable conversion price at any time from April 8, 2004 to February 20, 2009, or, if the Convertible Bonds are called for redemption earlier than February 27, 2009, the seventh business day prior to the date of early redemption. If the bonds have not been converted by February 20, 2009, they will be redeemed at par on February 27, 2009. AngloGold Holdings plc has the option of calling an early redemption of all the bonds 3 years after their issuance, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days.

The initial conversion price for the Convertible Bonds is $65.00 per AngloGold Ashanti ADS. The conversion premium to the reference volume weighted average price of the ADSs on the New York Stock Exchange of $40.625 on February 19, 2004, when the issue of the Convertible Bonds was announced, was 60 percent. If all holders of Convertible Bonds exercise their option to convert their Convertible Bonds into ADSs and assuming no adjustments are made to the initial conversion price, up to 15,384,615 new ADSs will be issued. The conversion ratio is subject to adjustment in case of various corporate events including share splits and capital distributions.

10B.   Memorandum and Articles of Association

Registration

AngloGold Ashanti is incorporated under the laws of the Republic of South Africa (registration number 1944/017354/06). AngloGold Ashanti's memorandum of association provides that the company's main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold. AngloGold Ashanti's main object is to engage in all aspects of the business of gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.

Set out below is a summary of the provisions of the Articles of Association of AngloGold Ashanti, which are available for inspection as set out in "Item 10.H.: Documents On Display".

Directors

The management and control of any business of AngloGold Ashanti shall be vested in the directors who, in addition to their powers under the Articles, may exercise all powers and do all such acts and things as may be exercised or done by AngloGold Ashanti.

Board Meetings

The directors may regulate board meetings and determine the quorum necessary for the transaction of business as they think fit. Unless otherwise determined by the directors, two directors form a quorum. Issues arising at meetings are decided by majority vote with the chairman having a second or casting vote where there are more than two directors present at the meeting.

A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with AngloGold Ashanti or any of AngloGold Ashanti's subsidiaries must declare the nature of his interest to AngloGold Ashanti in accordance with the Companies Act. A director shall not vote nor be counted in the quorum on any resolution in respect of any contract or arrangement in which he is interested. This provision does not apply in relation to any contract by a director to subscribe for or underwrite securities and where the contract or arrangement is with a company in which he is interested by reason only of being a director, officer, creditor or member of such company. These provisions may be altered or suspended by AngloGold Ashanti in a general meeting.

Borrowing Powers

AngloGold Ashanti may create and issue secured or unsecured debentures and the directors may borrow or secure the payment of such sums as they think fit and may secure the repayment of any indebtedness by bond, mortgage or charge provided that no special privileges as to allotment of shares, attending and voting at meetings, appointment of directors or otherwise shall be given to the holders of AngloGold Ashanti's debentures without the sanction of AngloGold Ashanti in a general meeting.

The company's borrowing powers are unlimited

Directors' Remuneration

The directors are entitled to such remuneration as AngloGold Ashanti may determine by ordinary resolution in a general meeting. If a director performs services that, in the opinion of the board of directors, are outside the scope of the ordinary duties of a director, he may be paid such extra remuneration as the directors determine. For more information on the remuneration of directors, see "Item 6B: Compensation."

Retirement and Removal of Directors

A director must retire from office if he becomes insolvent or subject to insolvency procedures, is found to be of unsound mind, is requested to resign by at least three-quarters of the directors, is removed by a resolution of AngloGold Ashanti or is absent from board meetings without representation for six consecutive months. A director can resign with one month's written notice unless he obtains the permission of the directors to shorten his notice period.

At every annual general meeting at least one-third of the longest serving directors must retire from office but are eligible for re-election. Where more than one director has served for an equal length of time, unless they agree between themselves, the director to resign will be determined by lot.

Interests of directors/Restriction on voting/Indemnity of officers

A director shall not vote nor be counted in the quorum and if he shall do so his vote shall not be counted on any resolution for his own appointment to any other office or position under AngloGold Ashanti or in respect of any contract or arrangement in which he is interested, but this prohibition shall not apply to:

(i)   any arrangement for giving to any director any security or indemnity in respect of money lent by him to, or obligations undertaken by him for the benefit of, AngloGold Ashanti,

(ii)   any arrangement for the giving by AngloGold Ashanti of any security to a third party in respect of a debt or obligation of AngloGold Ashanti which the director has himself guaranteed or secured,

(iii)   any contract by a director to subscribe for or underwrite securities, or

(iv)   any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company (and note that these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by AngloGold Ashanti in general meeting).

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with AngloGold Ashanti or any company in which AngloGold Ashanti is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

If any question arises at any meetings as to the entitlement of any directors to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting and his ruling in relation to any other director must be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.

The directors may exercise the voting powers conferred by the shares in any other company held or owned by AngloGold Ashanti in such manner and in all respects as they think fit, including the exercise thereof in favor of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company.

The articles of association contain no provision for directors to hold qualification shares or for an age limit requirement for the retirement or non-retirement of directors.

Share Rights, Preferences and Restrictions

AngloGold Ashanti is incorporated under the laws of South Africa and rights of holders of AngloGold Ashanti's ordinary shares are governed by the South African Companies Act 61 of 1973 as amended, the South African Securities Regulation Code on Take-Overs and Mergers and the JSE Listings Requirements, as well as AngloGold's articles of association. In addition, rights of holders of AngloGold Ashanti ADSs are also governed by the deposit agreement between AngloGold Ashanti and The Bank of New York which governs the AngloGold Ashanti ADS program.

Rights of holders of AngloGold Ashanti's ordinary shares are summarized below. The following summary does not contain all the information concerning rights of holders of ordinary shares and is qualified in its entirety by reference to the laws of South Africa and AngloGold Ashanti's governing corporate documents.

Allotment and Issue of Ordinary Shares

Any unissued ordinary shares can be disposed of or dealt with in such manner as AngloGold Ashanti may direct in a general meeting. AngloGold Ashanti may resolve that all or any of such ordinary shares are at the disposal of the directors who may allot, grant options over or otherwise deal with or dispose of the ordinary shares to such persons at such times and on such terms and conditions and for such consideration as they may think proper. No ordinary shares may be issued at a discount except in accordance with section 81 of the South African Companies Act. Section 81 of the Companies Act states that a company can issue at a discount to par value shares of a class already in issue, if such issue is authorized by a special resolution, that company has been trading for at least one year, the issue is sanctioned by the court and occurs within one month of the sanction and the prospectus contains details of the discount.

Any ordinary shares may be issued with such rights or restrictions as AngloGold Ashanti in a general meeting may from time to time determine. In addition, AngloGold Ashanti may resolve to grant to the directors the power to issue ordinary shares on such terms and conditions and with such rights attached as the directors may determine.

Dividends, rights and distributions

The ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AngloGold Ashanti in respect of fully paid ordinary shares. Under South African law, AngloGold Ashanti may declare and pay dividends from any reserves included in total shareholders' equity calculated in accordance with International Financial Reporting Standards, subject to its solvency and liquidity. No larger dividend shall be declared by shareholders in general meeting than is recommended by the directors. Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Under the terms of the articles of association, dividends may be declared in any currency at the discretion of the board of directors. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, Ghanaian cedis or United Kingdom pounds. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement. For details on exchange controls applicable to holders of ordinary shares or ADSs, see "Item 10D.: Exchange controls".

The holder of B preference shares is entitled to an annual dividend amounting to the lesser of five percent of the issue price of the B preference shares, or the after-tax profits from income from mining the Moab Lease Area (which is part of the Vaal River operations in South Africa) as determined by the directors in each financial year. This annual dividend is a first charge on any profit available for distribution from the Moab Lease Area but is not payable from any of AngloGold Ashanti's other profits.

The holder of A preference shares is not entitled to dividends until after AngloGold Ashanti has paid the annual dividend on the B preference shares in full. Then, it is entitled to an annual dividend equivalent to the balance of the after-tax profits from income from mining the Moab Lease Area as determined by AngloGold Ashanti's directors in each financial year.

Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of AngloGold Ashanti or of any other company, or in cash, or in any one or more of such ways as the directors or AngloGold Ashanti in general meeting may at the time of declaring the dividend determine and direct.

The directors may from time to time make such regulations as they may think fit in regard to the payment of dividends to members having registered addresses outside South Africa, and such regulations may provide for the payment of such dividends in any foreign currency and the rate of exchange at which such payment shall be made and such other matters as the directors may think fit.

All dividends remaining unclaimed for a period of not less than three years from the date on which they became payable may be forfeited by resolution of the directors for the benefit of the company.

All of the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

Voting rights

Each ordinary share confers the right to vote at all general meetings. Each member present in person or, in the case of a corporate entity, represented, has one vote on a show of hands. If a poll is held, members present or any duly appointed proxy will have one vote for each ordinary share held. Holders of ADSs are not entitled to vote in person at meetings, but may vote by way of proxy through The Bank of New York as the ADS issuer. Holders of CDIs are not entitled to vote in person at meetings, but may vote by way of proxy.

There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any of the ordinary shares.

The A redeemable preference shares have voting rights that are very similar to those of ordinary shares. The B redeemable preference shares have limited voting rights, except in the event that a dividend on this class of share has not been paid and remains unpaid for six months, or in connection with issues directly affecting these preference shares or AngloGold Ashanti as a whole, such as disposal of substantially all of the company's assets, winding up AngloGold Ashanti or reducing the company's share capital.

The articles of association do not provide for cumulative voting in respect of any of the classes of AngloGold Ashanti's shares.

The articles of association specify that one-third of the directors or, if their number is not a multiple of three, then the number nearest to, but not less than, one-third, must retire from office at each annual general meeting. Any director who has served as a director for three years since his last election must retire at the next annual general meeting even if, as a result, more than one-third of the directors retire. Retiring directors are eligible for re-election.

The articles of association specify that if new classes of ordinary or preference shares are issued, the rights relating to any class of shares may be modified or abrogated either with the consent in writing of the holders of at least three-fourths of the issued shares of that class, or with the sanction of a resolution passed as if it were a special resolution of the company at a separate general meeting of the holders of the shares of that class.

Transfer of Ordinary Shares

Subject to any statutory restrictions on transfer any member may transfer all or part of his certificated securities, to the extent it is not prevented by section 91A of the Companies Act. Every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers is kept or at such other place as the directors prescribe and must be accompanied by the share certificate and such other evidence as the directors or registrar may require to prove title and capacity of the intending transferor or transferee.

The directors may refuse to register any transfer of certificated securities unless the instrument of transfer, duly stamped, is lodged with AngloGold Ashanti accompanied by the share certificate, the transfer is in respect of only one class of securities or the transfer is permitted within any of AngloGold Ashanti's incentive schemes.

Conversion of Ordinary Shares into Stock

AngloGold Ashanti may by special resolution convert any paid-up shares into stock and may reconvert any stock into paid-up shares of any denomination. The holders of stock may transfer their respective interests but the directors may fix the minimum amount of stock transferable. The holders of stock have the same rights, privileges and advantages as regards participation in profits and voting at general meetings of AngloGold Ashanti as if they held the shares from which the stock arose. All of the provisions of the Articles apply equally to stock as to shares.

Increase and Reduction of Capital

AngloGold Ashanti can by special resolution resolve to increase its capital by any sum divided into shares of any amount.

Subject to the requirements of the Companies Act and the rules and requirements of the stock exchange on which the securities are listed, AngloGold Ashanti may by ordinary resolution reduce, dispose of, distribute or otherwise deal with in any manner its share capital, share premium, stated capital, reserves and capital redemption reserve fund.

By special resolution and in accordance with the provisions of the Companies Act, AngloGold Ashanti can resolve to consolidate and divide all or any part of its share capital into shares of larger amounts or consolidate and reduce the number of any issued no par value shares; increase the number of any issued no par value shares without increasing its stated capital; cancel any shares which have not been subscribed for; sub-divide its shares or any of them into shares of smaller amounts than fixed by the memorandum of association; vary, modify or amend any rights attached to any shares whether issued or not, including the conversion of any shares into preference shares; and convert any of its shares whether issued or not into shares of another class.

Share Premium Account and Capital Redemption Reserve Fund

AngloGold Ashanti may by ordinary resolution authorize the directors to distribute or deal with, in any way recommended by the directors, all or any part of the amount outstanding to the credit of any share premium account or capital redemption reserve fund of AngloGold Ashanti.

Rights upon liquidation

In the event of a winding up of the company, the B redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares or the A preference shares in the capital of AngloGold Ashanti, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution, but not exceeding a return for each B redeemable preference share of the capital paid up on that share and any share premium paid on the issue of the B redeemable preference shares outstanding at that time. The B redeemable preference shares do not confer the right to participation in the surplus funds of AngloGold Ashanti arising in any other manner.

Upon winding up of AngloGold Ashanti, the A redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares but after any payment in respect of the B preference shares, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution. The A redeemable shares do not confer the right to participation in the surplus funds of AngloGold Ashanti arising in any other manner.

The ordinary shares confer the right to any surplus arising from the liquidation of any other assets of AngloGold Ashanti.

Redemption provisions

The A redeemable preference shares may be redeemed for their nominal value, plus a premium per share of an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area, after redemption in full of the B preference shares and payment of the nominal value of the A preference shares, divided by 2,000,000.

The B redeemable preference shares may be redeemed for their nominal value, plus a premium of up to R249.99 per share, but limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area after payment of the nominal value of the B preference shares.

The ordinary shares are not redeemable.

Description of AngloGold Ashanti ADSs

The Bank of New York issues AngloGold Ashanti's American Depositary Shares, or ADSs. One ADS represents the ownership interest of one ordinary share of AngloGold Ashanti.

The Unrestricted ADS Deposit Agreement and Restricted ADS Deposit Agreement

This section provides a summary description of AngloGold Ashanti's ADSs.

AngloGold Ashanti has entered two Deposit Agreements with The Bank of New York as depositary and the owners and beneficial owners of American Depositary Receipts (the "Deposit Agreements"):

Under the Deposit Agreement amended and restated as of August 5, 1998, filed with the SEC as an exhibit to AngloGold Ashanti's registration statement on Form F-6 (Registration Statement No. 333-14066) (the "Unrestricted ADS Deposit Agreement") The Bank of New York as depositary issues ADSs which are not subject to transfer restrictions under the Securities Act and are listed and trade on the New York Stock Exchange (the "Unrestricted ADSs"). The forms of the Unrestricted ADS Deposit Agreement and the Unrestricted ADSs, are exhibits to AngloGold Ashanti's registration statement on Form F-6 (Registration Statement No. 333-14066).

Under the Deposit Agreement dated February 27, 2004 (the "Restricted ADS Deposit Agreement") The Bank of New York as depositary issues ADSs which are considered "restricted securities" within the meaning of Rule 144 of the Securities Act (the "Restricted ADSs"). AngloGold Ashanti has entered a Registration Rights Agreement pursuant to which it has undertaken to file a registration statement with the SEC covering resales of Restricted ADSs. Any holder of Convertible Bonds which were offered and sold in the United States to Qualified Institutional Buyers ("QIBs") in reliance on Rule 144A under the Securities Act exercising its right to convert its Convertible Bonds into ADSs prior to the later of February 27, 2006 and the date that is two years after the last date on which AngloGold Ashanti or any affiliate of AngloGold Ashanti was the owner of such Convertible Bonds, will receive Restricted ADSs issued under the Restricted ADS Facility. Any holder of Convertible Bonds which were offered and sold outside the United States in accordance with Regulation S under the Securities Act exercising its right to convert its Convertible Bonds into ADSs will receive Unrestricted ADSs issued under the Unrestricted ADS Facility.

The description below generally applies to the ADSs issued under both the Restricted and the Unrestricted ADS Facility. The material differences between the two Facilities are:

- prior to the later of February 27, 2006 and the date that is two years after the last date on which AngloGold Ashanti or any affiliate of AngloGold Ashanti was the owner of such Convertible Bonds, only Restricted ADSs will be issued upon conversion of Convertible Bonds offered and sold in the United States to QIBs in reliance on Rule 144A under the Securities Act;
- holders of Restricted ADSs under the Restricted ADS Facility are required to give certain certifications upon deposit or withdrawal of the ordinary shares underlying their Restricted ADSs as described generally in "—Description of the ADSs—Deposit, Withdrawal and Cancellation" below;
- Restricted ADSs will carry a transfer restrictions legend; and
- Restricted ADSs generally may be held in book–entry form.

As this section is a summary, it may not contain all the information that may be important to a holder of ADSs. For more complete information, see "Item 10.H.: Documents On Display". Copies of the Deposit Agreements for each Facility are also available for inspection at the Corporate Trust Office of The Bank of New York currently located at 101 Barclay Street, New York, New York, 10286.

Description of the ADSs

Each ADS represents one ordinary share. It is possible to hold ADSs either directly or indirectly through a broker or other financial institution.

AngloGold Ashanti ordinary shares (or the right to receive AngloGold Ashanti ordinary shares) are deposited with The Bank of New York's custodians in South Africa: The Standard Bank of South Africa Limited, Société Générale South Africa Limited, FirstRand Bank Limited, National Australia Bank Limited and Australia and New Zealand Banking Group Limited (each, a "custodian"). Each ADS also represents securities, cash or other property deposited with The Bank of New York but not distributed to AngloGold Ashanti's ADS holders. The Bank of New York's Corporate Trust Office is located at 101 Barclay Street, New York, NY 10286. The principal executive office of The Bank of New York is located at One Wall Street, New York, NY 10286. The Bank of New York, as the depositary in respect of the ADSs, issued new ADSs following the completion of the Business Combination.

ADSs may be held either directly or indirectly through a broker or other financial institution. If ADSs are held indirectly, such holders must rely on the procedures of their broker or other financial institution to assert the rights of ADS holders described in this section and should consult with their broker or financial institution in this regard.

Because The Bank of New York actually holds AngloGold Ashanti ordinary shares, holders of ADSs may, in certain circumstances, not be treated by AngloGold Ashanti as shareholders of AngloGold Ashanti. The rights of ADS holders and the rights of and obligations of The Bank of New York as depositary are set out in the Deposit Agreements among The Bank of New York, the registered holders and beneficial owners of ADSs, and AngloGold Ashanti. The Deposit Agreements and the ADSs are generally governed by the laws of the State of New York. As this section is a summary, it may not contain all the information that may be important to you. For more complete information, you should read the entire text of the Deposit Agreements and the ADS, the forms of which are exhibits to AngloGold Ashanti's registration statements on Form F-6 (Registration Statement No. 333-14066) filed with the Securities and Exchange Commission. Directions on how to obtain copies of AngloGold Ashanti's filings with the Securities and Exchange Commission are provided under "Item 10.H.: Documents On Display".

Dividends and Other Distributions

The Bank of New York has agreed to pay to holders of ADSs the cash dividends or other distributions it or a custodian receives on AngloGold Ashanti ordinary shares or other deposited securities after deducting any fees and expenses and any applicable withholding taxes. Holders of ADSs will receive these distributions in proportion to the number of AngloGold Ashanti's ordinary shares that their ADSs represent.

Cash

The Bank of New York will convert any cash dividend or other cash distribution AngloGold Ashanti pays on AngloGold Ashanti's ordinary shares into US dollars (unless AngloGold Ashanti pays it in US dollars), if it can do so on a reasonable basis and can transfer the US dollars to the United States. Currently, AngloGold Ashanti pays dividends on ordinary shares in South African rand. AngloGold Ashanti may declare dividends and distributions on ordinary shares in any currency that the board of directors or shareholders at a general meeting approve.

In accordance with the Deposit Agreements, The Bank of New York, via its appointed South African bank, will convert the South African rand it receives from AngloGold Ashanti to US dollars and distribute dividends in US dollars to registered holders of ADSs. If that is no longer possible or if any approval from any government is needed and cannot be obtained, The Bank of New York may distribute non-US currency only to those ADS holders to whom it is possible to make this type of distribution. The Bank of New York may hold the non-US currency it cannot convert for the account of holders of ADSs who have not been paid, unless a holder of ADSs requests in writing to receive the non-US currency distribution. It will not invest the non-US currency, and it will not be liable for the interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See "Payment of Taxes" below. The Bank of New York will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the non-US currency, holders of ADSs may lose some or all of the value of the distribution.

Ordinary shares

The Bank of New York may distribute to holders of ADSs additional ADSs representing ordinary shares that AngloGold Ashanti distributes as a dividend or free distribution, if AngloGold Ashanti provides it promptly with satisfactory evidence that it is legal to do so. If The Bank of New York does not distribute additional ADSs, the outstanding ADSs will also represent the newly distributed AngloGold Ashanti ordinary shares. The Bank of New York will only distribute whole ADSs. It will sell AngloGold Ashanti ordinary shares that would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it distributes cash.

Rights to subscribe for additional ordinary shares

If AngloGold Ashanti offers holders of its ordinary shares any rights to subscribe for additional AngloGold Ashanti ordinary shares or any other rights, The Bank of New York, after consultation with AngloGold Ashanti, may make these rights available to holders of ADSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If The Bank of New York cannot do either of these things for any reason, it may allow these rights to lapse. In that case, holders of ADSs will receive no value for them.

If The Bank of New York makes these types of subscription rights available to holders of ADSs upon instruction from holders of ADSs, it will exercise the rights and purchase AngloGold Ashanti's ordinary shares on their behalf. The Bank of New York will then deposit the AngloGold Ashanti ordinary shares and deliver ADSs to the holders of ADSs. It will only exercise these rights if holders of ADSs pay it the exercise price and any other charges the rights require them to pay.

US securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, holders of ADSs may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York may deliver ADSs which are "restricted securities" within the meaning of Rule 144 (including Restricted ADSs, as defined herein) which will have the same provisions as the ADSs described here, except for the changes needed to put the restrictions in place.

Other distributions

The Bank of New York will send to holders of ADSs any other distributions that AngloGold Ashanti makes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York may decide to sell what AngloGold Ashanti distributes, and then distribute the net proceeds in the same way as it distributes cash, or it may decide to hold what AngloGold Ashanti distributes, in which case the outstanding ADSs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. AngloGold Ashanti has no obligation to register ADSs, AngloGold Ashanti ordinary shares, rights or other securities under the US Securities Act of 1933. AngloGold Ashanti also has no obligation to take any other action to permit the distribution of ADSs, AngloGold Ashanti ordinary shares, rights or anything else to ADS holders. This means that the holders of ADSs may not receive the distribution AngloGold Ashanti makes on its ordinary shares or any value for them if it is illegal or impractical for AngloGold Ashanti to make them available to the holders of ADSs.

Deposit, Withdrawal and Cancellation

The Bank of New York will deliver ADSs, if a holder of AngloGold Ashanti's ordinary shares or their broker deposits AngloGold Ashanti's ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names such holder of AngloGold Ashanti ordinary shares requests and will deliver the ADSs at its Corporate Trust office to the persons such holders request.

Holders of ADSs may turn in their ADSs at The Bank of New York's Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying ordinary shares to an account designated by the relevant holder of ADSs and (2) any other deposited securities underlying the ADSs at the office of the Custodian. Or, at the request, risk and expense of ADS holders, The Bank of New York will deliver the deposited securities at its Corporate Trust Office.

Any deposit of ordinary shares into the Restricted ADS Facility, including a deposit upon conversion of the Convertible Bonds, must be accompanied by a written certificate and agreement by or on behalf of the person who will be the beneficial owner of the Restricted ADSs to be issued upon deposit of such ordinary shares to the effect that each such beneficial owner: (i) understands that the ordinary shares and the Restricted ADSs have not been and will not be registered under the Securities Act, (ii) is not an affiliate of AngloGold Ashanti or a person acting on behalf of such an affiliate, (iii) is a QIB and will be the beneficial owner of such Restricted ADSs upon the issuance thereof and (iv) agrees not to offer, sell, pledge or otherwise transfer such ordinary shares, such Restricted ADSs or the Restricted ADRs evidencing such Restricted ADSs except: (a)(1) to a person who the beneficial owner reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (2) in an offshore transaction meeting the requirements of Regulation S, (3) pursuant to the exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (4) pursuant to an effective registration statement under the Securities Act and (b) in accordance with all applicable securities laws of the United States.

Holders of Restricted ADSs are subject to further requirements as to certification of their status upon surrender of Restricted ADSs for the purpose of withdrawing the underlying ordinary shares. Those holders must deliver a written certificate and agreement by or on behalf of the person surrendering such Restricted ADSs who, after withdrawal, will be the beneficial owner of the ordinary shares to be withdrawn, acknowledging that the ordinary shares underlying the Restricted ADSs have not been registered under the Securities Act, certifying as to whether or not those ordinary shares will remain restricted upon withdrawal and, in the case of ordinary shares that will remain restricted, agreeing: (a) not to offer, sell, pledge or otherwise transfer such ordinary shares except in a transaction that complies with the applicable transfer restrictions and (b) not to deposit or cause to be deposited such ordinary shares into any unrestricted depositary receipt facility established or maintained by a depositary bank (including another facility maintained by The Bank of New York) unless the ordinary shares are no longer deemed to be restricted securities within the meaning of Rule 144(a)(3) under the Securities Act.

Voting Rights

Holders of ADSs may instruct The Bank of New York to vote the ordinary shares underlying their ADSs, but only if AngloGold Ashanti asks, in writing, The Bank of New York to request their instruction. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the AngloGold Ashanti ordinary shares. However, the holders of ADSs may not know about the meeting enough in advance to withdraw the ordinary shares.

If AngloGold Ashanti asks for the instructions of holders of ADSs, The Bank of New York will notify them of the upcoming vote and arrange to deliver AngloGold Ashanti voting materials to them. The materials will (1) describe the matters to be voted on and (2) explain how holders of ADSs, on or before a certain date, may instruct The Bank of New York to vote the ordinary shares or other deposited securities underlying their ADSs as they direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified.

The Bank of New York will try, as far as practical, to vote or to have its agents vote the ordinary shares or other deposited securities as holders of ADSs instruct, but this is subject to South African law, the provisions of AngloGold Ashanti's Memorandum and Articles of Association and of the deposited securities and any applicable rule of the JSE. The Bank of New York will only vote or attempt to vote as such holders of ADSs instruct.

However, if and to the extent that The Bank of New York does not receive their voting instructions, it will give a proxy to vote the relevant ordinary shares to a person designated by AngloGold Ashanti, unless AngloGold Ashanti does not wish the proxy to be given, or substantial opposition exists, or the issue at hand materially and adversely affects the rights of holders of ordinary shares.

AngloGold Ashanti cannot assure the holders of ADSs that they will receive the voting materials in time for them to instruct The Bank of New York to vote their ordinary shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of ADSs may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares are not voted as they requested.

Fees and Expenses

AngloGold Ashanti ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs*	Each issuance of an ADS, including as a result of a distribution of AngloGold Ashanti ordinary shares or rights or other property Each cancellation of an ADS, including if the Deposit Agreement terminates
$0.02 (or less) per ADS	Any cash payment
Registration or transfer fees	Transfer and registration of AngloGold Ashanti ordinary shares on the AngloGold Ashanti share register to or from the name of The Bank of New York or its agent when AngloGold Ashanti ordinary shares are deposited or withdrawn
Expenses of The Bank of New York	Conversion of non-US currency to US dollars Cable, telex and facsimile transmission expenses
Taxes and other governmental charges The Bank of New York or any custodian has to pay on any ADS or AngloGold Ashanti ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
A fee equivalent to the fee that would have been payable if the securities distributed had been ordinary shares deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities that are distributed by The Bank of New York to ADS holders

All fees are at the discretion of The Bank of New York, and are subject to change without notice.

* *With respect only to the initial issuance of Unrestricted and Restricted ADSs issued upon conversion of the Convertible Bonds, AngloGold Ashanti will pay the applicable issuance fee of $5.00 (or less) per 100 ADSs.*

Payment of Taxes

Holders of ADSs will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The Bank of New York may refuse to transfer their ADSs or allow them to withdraw the deposited securities underlying their ADSs until such taxes or other charges are paid. It may apply payments owed to holders of ADSs or sell deposited securities underlying their ADSs to pay any taxes they owe, and they will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to them any property, remaining after it has paid the taxes.

Reclassifications

If AngloGold Ashanti:	*Then*:
Changes the nominal or par value of the ordinary shares; Reclassifies, splits up or consolidates any of the deposited securities; Distributes securities on the ordinary shares that are not distributed to holders of ADSs; or Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of AngloGold Ashanti's assets, or takes any similar action.	The cash, ordinary shares or other securities received by The Bank of New York will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities. The Bank of New York may, and will if AngloGold Ashanti asks it to, distribute some or all of the cash, AngloGold Ashanti ordinary shares or other securities it receives. It may also issue new ADSs or ask holders of ADSs to surrender their outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

AngloGold Ashanti may agree with The Bank of New York to amend the Deposit Agreement and the ADSs without the consent of holders for any reason. If the amendment adds or increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of ADS holders, it will only become effective 30 days after The Bank of New York notifies holders of ADSs of the amendment. At the time an amendment becomes effective, holders of ADSs are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADSs and the agreement as amended.

The Bank of New York may terminate the Deposit Agreements by mailing notice of termination to ADS holders at least 30 days prior to the date fixed in the notice if AngloGold Ashanti asks it to do so. The Bank of New York may also terminate the Deposit Agreement if The Bank of New York has told AngloGold Ashanti that it would like to resign and AngloGold Ashanti has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify holders of AngloGold Ashanti ADSs at least 30 days before termination.

After termination, The Bank of New York and its agents will be required to do only the following under the Deposit Agreement: collect distributions on the deposited securities, sell rights, and, upon surrender of ADSs, deliver AngloGold Ashanti ordinary shares and other deposited securities. One year after the date of termination or later, The Bank of New York may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADS holders who have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash. After termination, AngloGold Ashanti's only obligations will be with respect to indemnification of, and payment of certain amounts to, The Bank of New York.

Limitations on Obligations and Liability to ADS Holders

The Deposit Agreements expressly limit AngloGold Ashanti's obligations and the obligations of The Bank of New York, and they limit AngloGold Ashanti's liability and the liability of The Bank of New York. AngloGold Ashanti and The Bank of New York:

- are only obligated to take the actions specifically set forth in the applicable Deposit Agreement without negligence or bad faith;
- are not liable if either of AngloGold Ashanti or The Bank of New York is prevented or delayed by law or circumstances beyond AngloGold Ashanti's control from performing AngloGold Ashanti's obligations under the applicable Deposit Agreement;
- are not liable if either of AngloGold Ashanti or The Bank of New York exercises discretion permitted under the applicable Deposit Agreement;
- have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the agreement on behalf of the holders of ADS holders or on behalf of any other party;
- may rely on advice of or information from legal counsel, accountants, and any persons presenting AngloGold Ashanti's ordinary shares for deposit, any registered holder or any other person believed by AngloGold Ashanti in good faith to be competent to give such advice or information; and
- pursuant to the Deposit Agreements, AngloGold Ashanti and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for Depositary Action

Before The Bank of New York will issue, transfer or register the transfer of an ADS, make a distribution on an ADS, or allow withdrawal of AngloGold Ashanti ordinary shares, The Bank of New York may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;
- production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
- compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer or register transfers of ADSs generally when the books of The Bank of New York or AngloGold Ashanti's books are closed, or at any time if either AngloGold Ashanti or The Bank of New York thinks it advisable to do so.

Holders of Unrestricted ADSs have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

- when temporary delays arise because: (1) either AngloGold Ashanti or The Bank of New York have closed AngloGold Ashanti's transfer books; (2) the transfer of the ordinary shares is blocked in connection with voting at a general meeting of shareholders; or (3) AngloGold Ashanti is paying a dividend on the ordinary shares;
- when ADS holders seeking to withdraw the ordinary shares owe money to pay fees, taxes and similar charges; or
- when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of the ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Unrestricted Deposit Agreement.

Pre-release of ADSs

In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York may deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS. The Bank of New York may also deliver AngloGold Ashanti ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying AngloGold Ashanti ordinary shares are delivered to The Bank of New York. The Bank of New York may receive ADSs instead of ordinary shares to close out a pre-release.

The Bank of New York may pre-release ADSs only under the following conditions:

- before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer: (a) owns the ordinary shares or ADSs to be remitted, (b) assigns all beneficial rights, title and interest in such ADSs or ordinary shares, as the case may be, to The Bank of New York in its capacity as the depositary and for the benefit of the ADS holders, and (c) will not take any action with respect to such ADSs or ordinary shares, as the case may be, that is consistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York, disposing of such ADSs or ordinary shares, as the case may be) other than satisfaction of such pre-release;
- the pre-release must be fully collateralized with cash, US government securities, or other collateral that The Bank of New York considers appropriate; and
- The Bank of New York must be able to close out the pre-release on not more than five business days' notice. Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York deems appropriate. The Bank of New York will normally limit the number of AngloGold Ashanti ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30 percent of the ordinary shares deposited, although The Bank of New York may disregard this limit from time to time, if it thinks it is appropriate to do so.

Shareholders' meetings

An AngloGold Ashanti annual general meeting and a meeting of AngloGold Ashanti shareholders for the purpose of passing a special resolution may be called by giving 21 clear days' notice in writing of that shareholders' meeting. For any other meeting of AngloGold Ashanti shareholders, 14 clear days' notice must be given. "Clear days" means calendar days excluding the day on which the notice is given and the date of the meeting. All shareholders are entitled to attend.

AngloGold Ashanti's articles of association provide that a quorum for a general members' meeting (other than a meeting at which a special resolution will be passed) consists of three members present personally, or if the member is a corporate entity, represented and entitled to vote. One of the three members present or represented has to be AngloGold Ashanti's holding company, which is currently Anglo South Africa Capital (Proprietary) Limited, a wholly-owned subsidiary of Anglo American plc. If a general meeting is not quorate, the meeting is dissolved and a new meeting will have to be called following the relevant notice provision.

The quorum of a members' meeting convened for the purpose of passing a special resolution consists of members holding at least 25 percent of the total member votes and present in person or by proxy. If the meeting is not quorate, it will be adjourned to a date between seven and 21 days after the adjourned meeting, and the members present at the second meeting shall constitute a quorum as long as there are at least three of them at the second meeting. A special resolution must be passed by a vote of 75 percent of the members present, at the meeting, personally or by proxy and entitled to vote or by a vote of 75 percent of the total votes to which these members are entitled.

If the meeting is not quorate and is convened upon the requisition of members, the meeting is dissolved.

Golden Share

Under the Stability Agreement, the Government of Ghana ("Government") has confirmed and agreed that the Government's rights with respect to the Golden Share apply only in respect of AngloGold Ashanti's assets and operations in Ghana. The rights do not extend to any other assets or operations of AngloGold Ashanti outside Ghana, nor to any assets or operations of AngloGold Ashanti. The Government has also agreed to waive any right it may have under Section 60(I) of the Minerals and Mining Law, 1986, as amended to acquire a special share in AngloGold Ashanti or any of its direct or indirect subsidiaries or joint ventures.

The Golden Share in AngloGold Ashanti held by the Government does not carry any right to vote but the holder is entitled to receive notice of and to attend and speak at any general meeting of AngloGold Ashanti or at any separate meeting of the holders of any class of shares of AngloGold Ashanti.

The Golden Share may only be held by or transferred to a Minister of the Government or any person acting on behalf of such Government and authorized in writing by such Minister.

The following matters require, and will not be effective without, the written consent of the holder of the Golden Share:

(i) any amendment to or removal of the relevant provisions of the AngloGold Ashanti Regulations setting out the rights and restrictions attaching to the Golden Share;

(ii) the voluntary winding-up or voluntary liquidation of AngloGold Ashanti;

(iii) the redemption of or purchase by AngloGold Ashanti of the Golden Share;

(iv) the disposal of any mining lease held by AngloGold Ashanti or any subsidiary of AngloGold Ashanti;

(v) any disposal by AngloGold Ashanti (other than any disposal in the ordinary course of business of AngloGold Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the AngloGold Ashanti Group taken as a whole. For this purpose, a part of the AngloGold Ashanti Group's assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the AngloGold Ashanti Group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the AngloGold Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).

Upon a return of assets in a winding-up or liquidation of AngloGold Ashanti, the holder of the Golden Share is entitled to the sum of 1,000 cedis in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of AngloGold Ashanti. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalization issue.

The holder of the Golden Share may require AngloGold Ashanti to redeem the Golden Share at any time in consideration of the payment to such holder of 1,000 cedis.

10C.   Material contracts

For a detailed discussion of AngloGold Ashanti's contractual arrangements in connection with the business combination with Ashanti, see "Item 4A.: History and development of the company - business combination between AngloGold and Ashanti". AngloGold Ashanti is not party to any further material contracts other than contracts entered into in the ordinary course of business.

10D.   Exchange controls

Exchange controls and other limitations affecting security holders

The following is a general outline of South African exchange controls and such outline may not apply to former residents of South Africa. Investors should consult a professional advisor as to the exchange control implications of their particular investments.

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the Exchange Control Department of the SARB, are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including natural persons and legal entities.

Governmental officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. In his budget speech in March 1998, the Minister of Finance announced that restrictions relating to offshore investments by South African companies and individuals subject to South African exchange control would, to a limited extent, be lifted. Since then, the government has incrementally relaxed aspects of exchange control for financial institutions and individuals. However, it is impossible to predict with any certainty when the government will remove exchange controls in their entirety.

The comments below relate to exchange controls in force at the date of this annual report.

Investments in South African companies

A foreign investor may invest freely in shares in a South African company. Any foreign investor may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction. Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the SARB when the consideration is in cash, but may require SARB review in certain circumstances, including when the consideration is equity in a non-South African company or when the acquisition is financed by a loan from a South African lender.

Dividends

Dividends declared to foreign stockholders are not subject to the approval by the South African Reserve Bank (SARB). Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies.

Interest

Interest on foreign loans is freely remittable abroad, provided the loans received prior SARB approval.

Voting rights

There are no limitations imposed by South African law or by the memorandum and articles of association of AngloGold Ashanti on the rights of non-South African shareholders to vote the ordinary shares.

Overseas financing and investments

AngloGold Ashanti and its South African subsidiaries require SARB approval to raise debt from and repay debt to non-residents of the Common Monetary Area, mainly in respect of the interest rate and terms of repayment applicable to the loan.

Debt raised outside the Common Monetary Area by AngloGold Ashanti's non-South African subsidiaries is not restricted under South African exchange control regulations and can be used for overseas investment, subject to any conditions imposed by the SARB in connection with establishing such a subsidiary. AngloGold Ashanti and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of its subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area.

Debt raised outside the Common Monetary Area by AngloGold Ashanti's non-South African subsidiaries must be repaid or serviced by AngloGold Ashanti's foreign subsidiaries.

A listing by a South African company on any stock exchange other than the JSE Securities Exchange in connection with raising capital requires permission from the SARB.

Under current exchange control regulations, offshore investments by AngloGold Ashanti and its South African subsidiaries require the approval of the SARB. On application to the SARB, use of South African funds for such investments may be allowed for up to R2 billion for an investment within the Africa continent and up to R1 billion for investments elsewhere. In addition, SARB permission may also be requested to utilize total cash holdings to finance up to 10 percent of any excess cost of a new investment if the total cost of the investment exceeds the above fund export limits. Any amount in excess of the above limits must be financed overseas.

**10E.	Taxation**

South African taxation

The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and South African Inland Revenue practice, the convention between the Government of the United States of America and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed February 17, 1997 (the "Treaty"), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a deposit agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of US holders of shares is also applicable to US holders of ADSs.

Holders are strongly urged to consult their own tax advisors as to the consequences under South African, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

Taxation of dividends

South Africa imposes a corporate tax known as Secondary Tax on Companies (STC) on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, AngloGold Ashanti has elected not to be subject to STC. As a result, although AngloGold Ashanti's dividend payments are not subject to STC, AngloGold Ashanti pays corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by AngloGold Ashanti being lower than the tax payable using the standard corporate tax rate together with STC.

South Africa does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares.

Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to 5 percent of the gross amount of the dividends if a US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti and 15 percent of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

Taxation of gains on sale or other disposition

Prior to October 1, 2001, gains realized on the sale or other disposition of shares held by a US holder as a capital asset were not subject to taxation in South Africa. From October 1, 2001, South Africa imposed a tax on capital gains, which only applies to South African residents. The meaning of the word "residents" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 and by the Treaty. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable to that permanent establishment.

United States taxation

The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. This summary is based on South African and US tax laws, as applicable, including the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt entities, banks, financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) 10 percent or more of the outstanding share capital or voting stock of AngloGold Ashanti, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is (a) a citizen or individual resident of the United Sates for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust. If a partnership (including for this purpose, any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

US holders should consult their own tax advisors regarding the specific South African and US federal, state and local tax consequences of owning and disposing of shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

For South African and US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs.

Taxation of dividends

The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a US holder by AngloGold Ashanti generally will be taxable as dividend income to the US holder for US federal income tax purposes based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate US holders will not be eligible for the dividends received deduction in respect of dividends paid by AngloGold Ashanti. For foreign tax credit limitation purposes, dividends paid by AngloGold Ashanti will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to US holders with respect to shares. Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares, holders who are eligible for benefits under the Treaty would be subject to a maximum tax of 15 percent on the gross amount of dividend distributions paid by AngloGold Ashanti.

The amount of any distribution paid in foreign currency generally will be includible in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares generally will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency will be converted into US dollars by the depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution.

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of 15 percent) in respect of "qualified dividend income" received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding periods and other requirements and the non-US corporation satisfies certain requirements, including either that (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. AngloGold Ashanti currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of its shares or ADSs meet certain requirements. AngloGold Ashanti anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US holder of AngloGold Ashanti shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.

The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of reduced tax rates in respect of qualified dividends by US holders of ADSs. Accordingly, the analysis of the availability of qualified dividend treatment could be affected by future actions that may be taken by the United States Treasury with respect to ADSs.

Taxation of capital gains

If a holder is a resident of the United States for purposes of the Treaty, such holder will not be subject to South African tax on any capital gain if it sells or disposes of its shares. Special rules apply to individuals who are residents of more than one country.

In general, upon a sale, exchange or other disposition of shares, a US holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the holder's tax basis, determined in US dollars, in the shares. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder's holding period in the shares exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

Deposits or withdrawals by a US holder of shares for ADSs, or of ADSs for shares, will not be subject to US federal income tax or South African tax.

Passive foreign investment company considerations

A non-US corporation will be classified a Passive Foreign Investment Company (a "PFIC") for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti currently believes that it will not be treated as a PFIC for the taxable year ended December 31, 2005 for US federal income tax purposes. If AngloGold Ashanti were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares. Furthermore, dividends paid by AngloGold Ashanti would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares.

US information reporting and backup withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the Internal Revenue Service (the "IRS"). US federal backup withholding generally is imposed at a current rate of 28 percent on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10F.   Dividends and paying agents
Not applicable.

10G.   Statement by experts
Not applicable.

10H.   Documents on display

The documents referred to in this report can be read at the US Securities and Exchange Commission's public reference facilities at Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

10I.   Subsidiary information
Not applicable.

Item 11: Quantitative and qualitative disclosures about market risk

Treasury Policy

The board of directors of AngloGold Ashanti has approved a treasury and risk management policy that governs the group's treasury activities, including the setting of hedging and dealing limits, approval of hedging instruments and counterpart approval and limits.

Under the treasury and risk management policy, hedges may be put in place using approved instruments to a target level of 30 percent of the next five years planned gold production and resultant gold sales currency exposures. The tenor of the hedges may extend out to ten years. The treasury and risk management policy sets limits on the extent to which the hedge position may change for the various levels of treasury management from dealer, through treasurer, executive management and board.

The board of directors has delegated the approval of hedge instruments to AngloGold Ashanti's treasury committee. The treasury committee must approve all hedging instruments, treatment of the instruments in the treasury system, reporting on the instruments and the accounting treatment for such instruments.

The financial risk management activities objectives of the group are as follows:

- Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;
- Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity planning and procedures;
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts;
- Ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

Under the treasury and risk management policy, treasury reports that include all open hedging transactions are produced at the following minimum intervals for review by management and the board of directors.

Daily	Treasurer
Monthly	Management committee, Treasury committee
Quarterly	Audit committee, Board of directors, Quarterly shareholder reports

The Treasury risk manager is responsible for monitoring all reports for completeness and accuracy. The reports include stress testing of all hedge positions for changes in gold prices, currency exchange rates, interest rates, and gold and exchange rate volatilities.

At AngloGold Ashanti, all front office (dealing), middle office (risk reporting), back office (deal confirmations) and payment (treasury settlements) activities are segregated. All treasury transactions are captured on a third party developed treasury and risk management system that is widely used in corporate treasuries. The internal audit group conducts regular and ad-hoc reviews of the activities of the treasury and the company's treasury system.

Gold price risk management activities

The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold sales. AngloGold Ashanti does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks that arise out of the group's core business activities. Forward sales contracts and purchased or sold call and put options are used by the group to manage its exposure to gold price and currency fluctuations. Gold and currency hedging instruments are denominated in South African rands, US dollars, Brazilian real and Australian dollars. The hedging instruments utilized are forward sales contracts, purchased and sold put options and purchased and sold call options. The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in light of changes in operational forecasts, market conditions and the group's hedging policy. AngloGold Ashanti's reserves and financial strength have allowed it to arrange unmargined credit lines of up to ten years with counterparts.

Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of outstanding forward sales type contracts at the end of 2005 was 159,783kg compared with 256,409kg at the 2004.

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date. The group's risk in selling call options is unlimited but mitigated by the fact that the group produce the commodity required by the option and would benefit by the same quantity as the option loss by selling production in the open market. The group's risk in selling put options is unlimited but mitigated by put option purchased.

SFAS133 requires that derivative instruments be accounted for as follows:

- Commodity based ("normal purchase or normal sale exempt") contracts that meet the requirements of SFAS138, and are designated as such, are recognized in product sales when they are settled by physical delivery.
- Where the conditions in SFAS133 for hedge accounting are met, the derivative is recognized on the balance sheet as either a derivative asset or derivative liability, and recorded at fair value. For cash flow hedges the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in product sales. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur. Of the contracts accounted for as cash flow hedges, contracts with a carrying value, of $129 million at December 31, 2005 are expected to be recycled from other comprehensive income and recognized as product sales during 2006.
- All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported as gains or losses on derivatives in earnings in the period in which they occur.

Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows for all periods presented. Contracts that contain 'off-market' terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified within the financing activities section of the consolidated cash flow statement. Contracts that contain 'off-market' terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated cash flow statement.

The table below indicates AngloGold Ashanti's total gold hedge position at a weighted average settlement price as at December 31, 2005. The total net delta tonnage of the hedge on this date was 10.84 million ounces or 337 tonnes.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1.941 billion as at December 31, 2005 (as at December 31, 2004: negative $1.161 billion). These values were based on a gold price of $517.00 per ounce, exchange rates of R/$6.305 and A$/$0.7342 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position nor of future impact on the revenue of the company. The marked-to-market represents the current profit/loss value of the hedge book at market prices and rates available at that time.

	Year	2006	2007	2008	2009	2010	2011-2015	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	8,592	25,469	30,076	26,288	16,328	37,239	143,992
	$ per oz	$279	$357	$365	$380	$382	$411	$375
Put options purchased	Amount (kg)	8,592	1,455					10,047
	$ per oz	$345	$292					$337
Put options sold	Amount (kg)	6,532		855	1,882	1,882	7,527	18,678
	$ per oz	$389		$390	$400	$410	$435	$411
Call options purchased	Amount (kg)	12,144	6,357					18,501
	$ per oz	$346	$344					$345
Call options sold	Amount (kg)	32,157	32,544	32,500	31,194	28,054	72,911	229,360
	$ per oz	$386	$387	$393	$418	$429	$497	$432
RAND GOLD								
Forward contracts	Amount (kg)		2,449		933			3,382
	Rand per kg		R97,520		R116,335			R102,711
Put options purchased	Amount (kg)	1,875						1,875
	Rand per kg	R93,602						R93,602
Put options sold	Amount (kg)	2,333						2,333
	Rand per kg	R93,713						R93,713
Call options sold	Amount (kg)	3,306	311		2,986	2,986	2,986	12,575
	Rand per kg	R102,447	R108,123		R202,054	R216,522	R230,990	R183,851
AUD DOLLAR GOLD								
Forward contracts	Amount (kg)	*-3,110	6,843	2,177	3,390	3,110		12,410
	A$ per oz	A$625	A$640	A$665	A$656	A$684		A$664
Call options sold	Amount (kg)	3,110	3,732	3,110	1,244	3,110		14,308
	A$ per oz	A$673	A$668	A$680	A$694	A$712		A$683
**Total net gold:	Delta (kg)	23,848	56,229	59,740	57,703	42,074	97,482	337,076
	Delta (oz)	766,730	1,807,802	1,920,683	1,855,192	1,352,709	3,134,115	10,837,231
Hedge delta as a percentage of current production levels (%)		12%	29%	31%	30%	22%	10%	18%

* Indicates a long position from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.

** The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2005. The Delta positions indicated above includes the attributable portions of equity accounted joint ventures.

Gold lease rate swaps

	Year	2006	2007	2008	2009	2010	2011-2015
Gold borrowing cost associated with forward contracts [1]	Amount ('000oz)	250	270	100	130	100	-
	Interest rate %	0.3%	0.6%	0.8%	1.0%	1.7%	-
Gold lease rate swaps [2]	Amount ('000oz)	708	1,334	1,168	898	641	423
	Interest rate %	1.2%	1.8%	1.8%	1.8%	1.8%	1.8%
Gold lease rate swap [3]	Amount ('000oz)	320	280	240	200	160	120
	Interest rate %	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
	$ per ounce	302	302	302	302	302	302

(1) Gold borrowing costs relating to Australian dollar gold forwards:
The Australian dollar denominated gold forward contract prices are shown on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract. The net prices shown in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices at the financial statement date. The amount shown under "Gold borrowing cost associated with forward contracts" in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statement.

(2) The gold lease rate swaps are contracts where the company receives a fixed percentage of the outstanding amount in gold and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the weighted average fixed rate that the company will receive for that period.

(3) The gold lease rate swap is a contract where the company receives a fixed percentage of the outstanding amount at a fixed US dollar gold price and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the average fixed rate that the company will receive during that period. The US$ price is the average rate at which the fixed interest amount in gold is converted to US dollars.

	Year	2006	2007	2008	2009	2010	2011-2015	Total
DOLLAR SILVER								
Put options purchased	Amount ($)	43,545	43,545	43,545				130,635
	$ per oz	$7.11	$7.40	$7.66				$7.39
Put options sold	Amount ($)	43,545	43,545	43,545				130,635
	$ per oz	$6.02	$5.93	$6.19				$6.05
Call options sold	Amount ($)	43,545	43,545	43,545				130,635
	$ per oz	$8.11	$8.40	$8.64				$8.39

Certain of the hedging positions reported in the above tables are governed by early termination options in favor of certain counterparts.

Foreign exchange price risk protection agreements

The group periodically enters into forward exchange and currency option contracts to hedge certain anticipated transactions, firm commitments and other anticipated transactions denominated in foreign currencies. The objective of the group's foreign currency hedging activities is to protect the group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

The following table indicates the group's currency hedge position at December 31, 2005

	Year	2006	2007	2008	2009	2010	2011-2015	Total
RAND DOLLAR (000)								
Put options purchased	Amount ($)	60,000						60,000
	Rand per $	R6.89						R6.89
Put options sold	Amount ($)	60,000						60,000
	Rand per $	R6.56						R6.56
Call options sold	Amount ($)	60,000						60,000
	Rand per $	R7.28						R7.28
AUD DOLLAR (000)								
Forward contracts	Amount ($)	59,149						59,149
	$ per A$	$0.75						$0.75
Put options purchased	Amount ($)	80,000						80,000
	$ per A $	$0.73						$0.73
Put options sold	Amount ($)	80,000						80,000
	$ per A $	$0.76						$0.76
Call options sold	Amount ($)	130,000						130,000
	$ per A$	$0.72						$0.72
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	24,000	4,000					28,000
	BRL per $	BRL3.18	BRL3.31					BRL3.20
Call options sold	Amount ($)	20,000						20,000
	BRL per $	BRL3.29						BRL3.29

As at December 31, 2005 certain of the hedging positions reported in the above tables were governed by early termination options in favor of certain counterparts.

For a more detailed presentation of the investment maturity profile, borrowings maturity profile and interest rate risk profile of these agreements, see note 26 to the consolidated financial statements "Financial risk management activities".

Credit risk

Realization of all these contracts is dependent upon the counterparts performing in accordance with the terms of the contracts. AngloGold Ashanti generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. AngloGold Ashanti spreads its business over a number of predominantly international, credit worthy counterparts and believes that no concentration of credit risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied against each counterpart. Where possible, management tries to ensure that netting agreements are in place.

The combined maximum credit exposure at the balance sheet date amounts to $713 million on a contract by contract basis. Credit risk exposure netted by counterpart amounts to $18 million. No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.

The table below provides a summary of the number, type and credit quality of AngloGold Ashanti's hedge counterparts.

Number of Counterparts	Type	Credit Rating (Fitch)
2	International Bank	AAA
4	International Bank	AA+
4	International Bank	AA
9	International Bank	AA-
3	International Bank	A+
3	International Bank	A
1	International Bank	A-
1	International Bank	BBB
1	South African Bank	AAA(zaf) (International BBB+)
1	South African Bank	AA+(zaf) (International BBB+)
1	South African Bank	AA(zaf) (International BBB)
1	South African Bank	AA-(zaf) (International BBB)
1	South African Bank	A+(zaf) (International BBB-)
5	Brazilian Bank	AA(bra)
1	Trade Finance House	Not rated

AngloGold Ashanti does not anticipate non-performance by any counterparts.

Fair value

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. In certain cases, these estimates involve uncertainties and cannot be determined with precision. The estimated fair values of AngloGold Ashanti's financial instruments at December 31, 2005 and 2004 are as follows:

	December 31, 2005		December 31, 2004	
	Carrying amount	Fair value	Carrying amount	Fair value
(in millions)	$	$	$	$
Cash and cash equivalents [1]	196	196	276	276
Restricted cash [1]	8	8	26	26
Short-term debt [2]	160	160	315	315
Long-term debt [2]	1,779	1,803	1,371	1,364
Derivatives [3]	(935)	(1,941)	(662)	(1,161)
Forward sales type agreements [3]	(355)	(909)	(511)	(647)
Option contracts [3]	(612)	(1,058)[4]	(185)	(507)[4]
Foreign exchange contracts [3]	6	6	17	17
Foreign exchange option contracts [3]	(5)	(5)	(2)	(2)
Interest rate swaps – Gold [3]	31	25	21	(20)
Sub total – Hedge derivatives	(935)	(1,941)	(660)	(1,159)
Interest rate swaps – Non-gold [3]	-	-	(2)	(2)

(1)   The carrying amounts approximate fair value because of the short-term duration of these instruments.
(2)   Fair value reflects the net present value of the future cash flows, discounted at the prevailing market rate. The fair value of listed fixed rate debt and the Convertible Bonds are shown at their market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
(3)   The fair value of the above instruments is calculated based on market prices, volatilities and interest rates, as at December 31, 2005 and 2004.
(4)   Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.

Sensitivity analysis

The following table shows the approximate sensitivities of the $ marked-to-market value of the hedge book at December 31, 2005 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):

Sensitivity analysis	Change in Rate(+)	Change in Fair value [1]	Change in Rate (-)	Change in Fair value [1]
Currency (R/$)	+1.0	(18.6)	-1.0	14.0
Currency (A$/$)	+0.05	11.6	-0.05	(12.6)
Gold price ($/oz)	+10	(106.5)	-10	105.7
US Interest Rate (%)	+0.1	(12.0)	-0.1	12.0
ZAR Interest Rate (%)	+0.1	(0.3)	-0.1	0.3
Aus Interest Rate (%)	+0.1	(0.4)	-0.1	0.4
Gold Interest Rate (%)	+0.1	17.0	-0.1	(17.3)

(1)   In $ million.

Hedge levels

AngloGold Ashanti employs hedging as an element of its risk management strategy.

A summary of the hedge position as at December 31, 2003, 2004 and 2005 is as follows. The "years of production hedged" is calculated as the hedge net delta position at year-end divided by the annual production for that year.

As at December 31,	Hedge Net Delta kg's[2]	Annual Production for Year kg's[2]	Years of Production Hedge
2003	267,131	174,668	1.53
2004	326,208	188,223	1.73
2005	337,076	191,783	1.76

While AngloGold Ashanti may reduce its net delta hedge position further in line with a positive price outlook, it will continue to actively manage the hedge in order to protect margins and to ensure the company's ability to service debt requirements.

Hedge performance

The following table provides a summary of the average received gold price for AngloGold Ashanti and the average spot gold price over the last five years. The table provides an indication of past hedge performance.

Year	Sales Thousand ounces[2]	Average Price Received US dollar per ounce	Spot Price US dollar per ounce
2001	7,004	286	271
2002	5,941	303	310
2003	5,635	363	363
2004	6,060	394	410
2005	6,133	439	445

(2)   Includes equity accounted joint ventures.

Item 12: Description of securities other than equity securities

Not applicable.

PART II

Item 13: Defaults, dividend arrearages and delinquencies
None.

Item 14: Material modifications to the rights of security holders and use of proceeds
None.

Item 15: Controls and procedures

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the company's disclosure controls and procedures were effective.

As disclosed in the company's annual report on Form 20-F for the financial year ended December 31, 2004, the company's independent registered public accounting firm, Ernst & Young, reported that they considered certain policies and procedures relating to the US GAAP accounting and reporting of the Ashanti acquisition and the accounting for joint ventures not to have been sufficiently well developed. Ernst & Young considered these matters to represent a material weakness (under standards established by the Public Company Accounting Oversight Board (United States)) in the company's internal control over financial reporting.

During the course of the period covered by this Form 20-F, management undertook the following measure to remediate these issues:
- making appropriate changes to the company's documented accounting policies and procedures for acquisitions and joint ventures; and
- increasing the number of employees in the company's accounting department, including the addition of a specialist technical accountant experienced in US GAAP reporting.

As an additional control measure, an executive position, head of risk, has been created to assist the board and management with the constant monitoring and reviewing of the control environment and compliance with rules and regulations as required, so as to mitigate any risk by implementing the necessary control measures.

With the exception of the remediation measures discussed above, there were no changes in the company's internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect the company's internal control over financial reporting.

Following the implementation of these measures, management concluded that the material weakness discussed above had been remediated and that the company's disclosure controls and procedures were sufficiently well developed to support an assessment that these controls and procedures were effective.

While the company concluded that its disclosure controls and procedures controls were effective, in connection with the implementation of Sox 404, the company has identified and is in the process of remediating significant deficiencies in its controls and procedures. In the event that deficiencies that have been or might be identified are not remediated within the required period, once tested, such deficiencies could result in a conclusion that the company has a material weakness in internal control. The company is required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act (Sox 404) by December 31, 2006.

ITEM 16A: Audit committee financial expert

The Sarbanes-Oxley Act requires the board of directors to identify a financial expert from its ranks. The board has determined that Mr Colin Brayshaw, chairman of the committee, is an "audit committee financial expert" as defined in Item 16A. of the Form 20-F. Mr Brayshaw and each of the other members of the Audit and Corporate Governance Committee (being Mr F B Arisman, Mrs E le R Bradley and Mr R P Edey) is an "independent director" as defined in the JSE Listings Requirements and NYSE rules. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.

ITEM 16B: Code of ethics

In order to comply with the company's obligations in terms of the Sarbanes-Oxley Act and the King Code, and in the interests of good governance, the company has adopted a code of ethics for employees, senior and executive financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature affecting the company's interests. All reports made in terms of the whistle-blowing policy are fielded by a third party, Tip-Offs Anonymous, who ensures all reports are treated confidentially or anonymously depending on the preference of the caller. The information is relayed to the group internal audit manager, and if required, to management for investigation. All reports and the progress of the investigations are conveyed to the audit and corporate governance committee by the group internal audit manager. Both codes and the whistle-blowing policy are available on the company website, www.anglogoldashanti.com, and may be found as follows:

1. From our main web page, first hold the cursor over the "About" tab.
2. Scroll down and highlight the "Corporate Governance" tab.
3. Click on the "Guidelines" tab.
4. Scroll down and double click on "Code of Ethics for the Chief Executive Officer, Principal Financial Officer and Senior Financial Officers".

The code of ethics is also available on request from the company secretary.

In addition, the company has adopted a "Disclosures Policy", the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders, including investors (and potential investors), regulators and analysts. The policy is available on the company website and from the company secretary, on request.

ITEM 16C: Principal accountant fees and services

Ernst & Young has served as AngloGold Ashanti's independent public accountants for each of the financial years in the three-year period ended December 31, 2005 for which audited financial statements appear in this annual report on Form 20-F. The Annual General Meeting elects the auditors annually.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young to AngloGold Ashanti in 2005 and 2004.

(in millions)	2005 $	2004 $	2003 $
Audit Fees [1]	4.29	2.87	1.32
Audit-related Fees [2]	1.03	0.28	0.41
Tax Fees [3]	0.10	0.06	0.14
All Other Fees [4]	0.10	0.02	0.14
Total	5.52	3.23	2.01

Rounding may result in computational differences.

(1) *The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.*
(2) *Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards due diligence related to acquisition, audits in connection with proposed or completed acquisitions; and employee benefit plan audits.*
(3) *Tax Fees include fees billed for tax advice related to mergers and acquisitions and transfer pricing.*
(4) *All Other Fees include fees billed for services relating to the review of an information technology system.*

In addition to the fees set out in the table above, Ernst & Young received a fee of $0.91 million in 2004 for work associated with and included in the cost of the business combination of AngloGold with Ashanti.

Audit Committee Pre-approval Policies and Procedures

The Audit and Corporate Governance Committee, inclusive of its chairman, comprises four independent non-executive directors. The board considers it unnecessary for the chief executive officer to attend meetings of the committee, but should rather attend by invitation from the chairman of the committee.

The group internal audit manager has unrestricted access to both the chief executive officer and the chief financial officer, the board chairman and the chairman of the committee, and is invited to attend and report on his department's activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, together with his caliber, experience and integrity, enables him to discharge his duties as required by law and in fulfillment of his obligations to the company. The function, duties and powers of the internal audit function, for which the group internal audit manager is responsible, is governed by a formal internal audit charter that has been approved by the committee.

The chairman meets regularly with the external audit partner, the group's internal audit manager and the executive officer: finance, to review the audit plans of the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

The committee is furthermore, responsible for:
- the appointment and dismissal of the external auditors; determining and approving external auditors' fees; overseeing the work of the external auditors; determining all non-audit work of the external auditors including consulting work, and pre-approving non-audit fees to be paid to the external auditors; and ensuring that the external auditors report regularly to the committee;
- overseeing the internal audit function; receiving regular report back from the group internal audit manager; appointment and dismissal of the group internal audit manager;
- assessing and reviewing the company's risk management framework; and
- monitoring the group's corporate governance practices in relation to regulatory requirements and guidelines.

The external auditors also meet with the committee members in the absence of management.

The committee met on five occasions during 2005. All members of the committee attended each of the committee meetings. In addition, two sub-committee meetings were held.

The NYSE rules require that the board determine whether a member of the committee's simultaneous service on more than three public companies' audit committees impairs the ability of such a member to effectively serve on a listed company's audit committee. Mr Brayshaw, the chairman of the committee, is a member of eight (2004: nine) other public companies' audit committees and is chairman of four (2004: seven). Mrs Bradley is a member of three (2004: four) other public companies' audit committees and is the chairman of one (2004: one). Mr Brayshaw is a retired managing partner and chairman of Deloitte & Touche, while Mrs Bradley, who is semi-retired, has considerable financial and accounting experience. The board is confident that the experience, caliber and integrity of both Mr Brayshaw and Mrs Bradley, together with their regular attendance and active contribution at meetings of the committee and the board, demonstrate their commitment to the company. The simultaneous service on other audit committees by Mr Brayshaw and Mrs Bradley has not impaired their ability to diligently execute their responsibilities to the committee, the board or the company.

During 2005, no services were provided to AngloGold Ashanti by Ernst & Young in respect of Audit-related Fees (in the form of tax fees) paid pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit AngloGold Ashanti's financial statements for 2005.

ITEM 16D: Exemptions from the listing standards for audit committees

Not applicable.

ITEM 16E: Purchases of equity securities by the issuer and affiliated purchasers

Neither the issuer nor any affiliate of the issuer, purchased any of the company's shares during 2005.

PART III

Item 17: Financial statements

Not applicable.

Item 18: Financial statements

Report of the Independent Registered Public Accounting Firm

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited the accompanying consolidated balance sheets of AngloGold Ashanti Limited (the "Company") as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Société des Mines de Morila S.A. and Société d'Exploitation des Mines d'Or de Sadiola S.A. included on an equity basis for which AngloGold Ashanti Limited owned 40 percent and 38 percent, respectively. These financial statements reflect amounts included in Investment in affiliates of $97 million and $67 million as of December 31, 2005, respectively, and of $85 million and $74 million as of December 31, 2004, respectively. These financial statements also reflect amounts included in Equity income/(loss) in affiliates of $47 million and $8 million for the year ended December 31, 2005, respectively, and of $25 million and $11 million for the year ended December 31, 2004, respectively of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Société des Mines de Morila S.A. and Société d'Exploitation des Mines d'Or de Sadiola S.A. is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, in 2005 the Company changed its method of accounting for employee benefit plans in accordance with SFAS87 and SFAS106.

As discussed in note 5 to the consolidated financial statements, in 2003 the Company changed its method of accounting for Asset Retirement Obligations (AROs) in accordance with SFAS143.

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (S.A.)

Johannesburg, Republic of South Africa
March 17, 2006

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of income
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 and 2003
(In millions, except share and per share information)

	Notes	2005 $	2004 $	2003 $
Sales and other income		2,485	2,151	1,670
Product sales		2,453	2,096	1,641
Interest, dividends and other		32	55	29
Costs and expenses		2,848	2,176	1,329
Production costs		1,638	1,340	992
Exploration costs		44	44	40
Related party transactions	6	41	45	37
General and administrative		71	58	43
Royalties		39	27	11
Market development costs		13	15	19
Depreciation, depletion and amortization		593	445	247
Impairment of assets	5	141	3	75
Interest expense	5	80	67	28
Accretion expense	5	5	8	2
Employment severance costs	5	26	7	4
Profit on sale of assets	5	(3)	(14)	(55)
Mining contractor termination costs	5	9	-	-
Non-hedge derivative loss/(gains)	26	151	131	(114)
(Loss)/income from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change		(363)	(25)	341
Taxation benefit/(expense)	7	121	132	(143)
Minority interest		(23)	(22)	(17)
Equity income in affiliates		39	23	71
(Loss)/income from continuing operations before cumulative effect of accounting change		(226)	108	252
Discontinued operations	8	(44)	(11)	(2)
(Loss)/income before cumulative effect of accounting change		(270)	97	250
Cumulative effect of accounting change, net of taxation of $11 million in 2005	2/5	(22)	-	(3)
Net (loss)/income – applicable to common stakeholders		(292)	97	247
Basic (loss)/earnings per common share : (cents)				
From continuing operations	9	(85)	43	113
Discontinued operations	9	(17)	(4)	(1)
Before cumulative effect of accounting change	9	(102)	39	112
Cumulative effect of accounting change	9	(8)	-	(1)
Net (loss)/income – applicable to common stockholders	9	(110)	39	111
Diluted (loss)/earnings per common share : (cents)				
From continuing operations	9	(85)	42	113
Discontinued operations	9	(17)	(4)	(1)
Before cumulative effect of accounting change	9	(102)	38	112
Cumulative effect of accounting change	9	(8)	-	(1)
Net (loss)/income – applicable to common stockholders	9	(110)	38	111
Pro forma amounts assuming change in accounting for employee benefit plans is applied retroactively:				
Income before cumulative effect of accounting change	2		79	233
Per basic share (cents)	2		32	104
Per diluted share (cents)	2		31	104
Net income	2		79	230
Per basic share (cents)	2		32	103
Per diluted share (cents)	2		31	103
Weighted average number of common shares used in computation	9	264,635,634	251,352,552	222,836,574
Dividend per common share (cents)		56	76	133

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated balance sheets
AT DECEMBER 31, 2005 and 2004
(In millions, except share information)

	Notes	2005 $	2004 $
ASSETS			
Current Assets		1,401	1,417
Cash and cash equivalents		196	276
Restricted cash	10	8	26
Receivables		884	736
Trade		97	100
Derivatives	26	675	491
Recoverable taxes, rebates, levies and duties		45	61
Other		67	84
Inventories	11	260	255
Materials on the leach pad	11	37	105
Assets held for sale	16	16	19
Property, plant and equipment, net	12	4,922	4,931
Deferred stripping	12	105	69
Acquired properties, net	13	1,412	1,654
Goodwill	14	524	543
Other intangibles, net	14	26	48
Derivatives	26	38	187
Other long-term inventory	11	32	13
Materials on the leach pad	11	116	22
Other long-term assets	15	496	512
Deferred taxation assets	7	41	-
Total assets		9,113	9,396
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities		1,874	1,469
Trade accounts payable		203	193
Payroll and related benefits		78	97
Other current liabilities	17	199	186
Derivatives	26	1,121	606
Short-term debt	18	160	315
Tax payable		107	65
Liabilities held for sale	16	6	7
Other non-current liabilities	19	14	4
Long-term debt	20	1,779	1,371
Derivatives	26	527	734
Deferred taxation liabilities	7	1,152	1,518
Provision for environmental rehabilitation	5 / 21	325	209
Other accrued liabilities	22	19	13
Provision for pension and other post-retirement medical benefits	23	200	173
Minority interest		60	59
Commitments and contingencies	24	-	-
Stockholders' equity	25	3,163	3,846
Common stock			
400,000,000 (2004 – 400,000,000) authorized common stock of 25 ZAR cents each			
Stock issued 2005 – 264,938,432 (2004 – 264,462,894)		10	10
Additional paid in capital		4,972	4,961
Accumulated deficit		(1,143)	(702)
Accumulated other comprehensive income		(676)	(423)
Total liabilities and stockholders' equity		9,113	9,396

The accompanying notes are an integral part of these Consolidated Financial Statements
.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of cash flows
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 and 2003
(In millions, except share information)

	Notes	2005 $	2004 $	2003 $
Net cash provided by operating activities		347	513	417
Net (loss)/income – applicable to common stockholders		(292)	97	247
Reconciled to net cash provided by operations:				
Cumulative effect of accounting change		22	-	3
Profit on sale of assets		(3)	(14)	(55)
Depreciation, depletion and amortization		593	445	247
Deferred stripping costs		(28)	(28)	(32)
Impairment of assets		141	3	75
Deferred taxation		(191)	(200)	72
Movement in non-hedge derivatives		54	201	(60)
Equity income in affiliates		(39)	(23)	(71)
Dividends received from affiliates		51	24	86
Other non cash items		31	32	111
Net increase/(decrease) in provision for environmental rehabilitation and pension and other post-retirement medical benefits		52	(15)	(103)
Effect of changes in operating working capital items:				
Receivables		8	(24)	(55)
Inventories		(58)	(39)	(78)
Accounts payable and other current liabilities		37	56	29
Net cash provided by continuing operations		378	515	416
Net cash (used in)/provided by discontinued operations		(31)	(2)	1
Net cash used in investing activities		(624)	(995)	(263)
Cash acquired in acquisitions	3	-	56	9
Increase in non-current investments		(27)	(30)	-
Additions to property, plant and equipment		(710)	(571)	(339)
Proceeds on sale of mining assets		8	10	6
Proceeds on sale of discontinued assets		4	-	-
Proceeds on sale of investments		1	-	56
Cash outflows from derivatives purchased		(69)	(359)	-
Cash inflows from derivatives sold		-	49	-
Cash inflows from derivates with financing		153	-	-
Cash consideration for acquisitions or disposals	3	-	(227)	1
Loans receivable advanced		(7)	(2)	(4)
Loans receivable repaid		6	85	4
Change in restricted cash		17	(6)	4
Net cash generated/(used) in financing activities		200	276	(79)
Short-term debt repaid		(284)	(609)	(105)
Short-term debt raised		137	88	79
Issuance of stock		9	3	10
Long-term debt repaid		(19)	(200)	(32)
Long-term debt raised		471	989	283
Cash outflows from derivatives relating to acquisitions		-	(24)	-
Cash inflows from derivatives with financing		55	227	-
Dividends paid		(169)	(198)	(314)
Net (decrease)/increase in cash and cash equivalents		(77)	(206)	75
Effect of exchange rate changes on cash		(3)	13	52
Cash and cash equivalents – January 1,		276	469	342
Cash and cash equivalents – December 31,		196	276	469

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of stockholders' equity
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 and 2003
(In millions, except share information)

	Common stock	Common stock $	Additional paid in capital $	Other comprehensive income* $	Accumulated deficit $	Total $
Balance – January 1, 2003	222,622,022	9	3,403	(1,025)	(567)	1,820
Net income					247	247
Translation gain				378		378
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				45		45
Net loss on cash flow hedges, net of tax				(131)		(131)
Net gain on available for sale financial assets arising during the period, net of tax				15		15
Net gain on available for sale financial assets removed from other comprehensive income and reported in income, net of tax				(22)		(22)
Comprehensive income						532
Stock issues as part of Share Incentive Scheme	514,320	-	8			8
Variable compensation awards compensation expense			4			4
Dividends					(296)	(296)
Balance – December 31, 2003	223,136,342	9	3,415	(740)	(616)	2,068
Net income					97	97
Translation gain				178		178
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				118		118
Net gain on cash flow hedges, net of tax				19		19
Net gain on available for sale financial assets arising during the period, net of tax				2		2
Comprehensive income						414
Stock issue as part of acquisition	41,133,752	1	1,543			1,544
Stock issues as part of Share Incentive Scheme	192,800	-	3			3
Reversal of variable compensation awards compensation expense			(4)			(4)
Dividends					(179)	(179)
Balance – December 31, 2004	264,462,894	10	4,961	(423)	(702)	3,846
Net loss					(292)	(292)
Translation loss				(132)		(132)
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				11		11
Net loss on cash flow hedges, net of tax				(134)		(134)
Net gain on available for sale financial assets arising during the period, net of tax				2		2
Comprehensive income						(545)
Stock issues as part of Share Incentive Scheme	475,538	-	9			9
Unearned stock awards compensation expense			2			2
Dividends					(149)	(149)
Balance – December 31, 2005	264,938,432	10	4,972	(676)	(1,143)	3,163

* The cumulative translation loss included in other comprehensive income amounted to $473 million (2004: $341 million). The translation loss has no tax effect. The cumulative charge, net of deferred taxation of $71 million (2004: $14 million), included in other comprehensive income in respect of cash flow hedges amounted to $271 million (2004: $148 million). The cumulative gain included in other comprehensive income in respect of available for sale financial assets amounted to $4 million (2004: $2 million). This gain has no tax effect. The cumulative gain included in other comprehensive income in respect of the hedge of a net investment in foreign entities amounted to $64 million (2004: $64 million). This gain is offset by $64 million (2004: $64 million) arising from translation of a net investment in foreign entities.

As at December 31, 2005, $34 million of retained earnings arising from the Company's equity accounted joint ventures and certain subsidiaries may not be remitted without third-party shareholder consent.

The accompanying notes are an integral part of these Consolidated Financial Statements.

F-4

ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 and 2003

(In millions, except share information)

1. **NATURE OF OPERATIONS**

As a result of the completed AngloGold Ashanti Business Combination between AngloGold Limited and Ashanti Goldfields Company Limited in April 2004, AngloGold Limited (AngloGold) changed its name to AngloGold Ashanti Limited (the "Company"). AngloGold formerly Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), was incorporated in South Africa on May 29, 1944. Ashanti Goldfields Company Limited (Ashanti) was incorporated in Ghana on August 19, 1974. The Company conducts gold-mining operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America (USA). The Company also produces uranium oxide and sulphuric acid.

2. **CHANGE IN ACCOUNTING FOR EMPLOYEE BENEFIT PLANS**

During the second quarter of 2005, the Company changed its accounting policy, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period of employees participating in the plan.

This change was made as the Company believes that elimination of the permitted pension and post-retirement benefit corridor, as allowed by SFAS87 and SFAS106 will result in more accurate financial information.

The cumulative effect of this change in accounting treatment with respect to actuarial gains and losses decreased net income and stockholders' equity by $22 million (net of taxation of $11 million).

The results for 2004 and 2003 on an historical basis, do not reflect the change in accounting treatment with respect to actuarial gains and losses. Had the Company changed its accounting policy, retroactive to January 1, the historical income/(loss) before cumulative effect of accounting change, net income/(loss) and related per share amounts would have been changed to the adjusted amounts indicated below:

	Year ended December 31, 2004					
	(in US Dollars, millions, except for share data)					
	Income/(loss) before cumulative effect of accounting change	Per basic share [1] (cents)	Per diluted share [1] (cents)	Net income/ (loss)	Per basic share [1] (cents)	Per diluted share [1] (cents)
As reported – historical basis	97	39	38	97	39	38
Impact on earnings net of taxation	(18)	(7)	(7)	(18)	(7)	(7)
Adjusted	79	32	31	79	32	31

[1] *Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.*

	Year ended December 31, 2003					
	(in US Dollars, millions, except for share data)					
	Income/(loss) before cumulative effect of accounting change	Per basic share [1] (cents)	Per diluted share [1] (cents)	Net income/ (loss)	Per basic share [1] (cents)	Per diluted share [1] (cents)
As reported – historical basis	250	112	112	247	111	111
Impact on earnings net of taxation	(17)	(8)	(8)	(17)	(8)	(8)
Adjusted	233	104	104	230	103	103

[1] *Basic and diluted earnings/(loss) per common share.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

3.   **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS**

2005 acquisitions
On May 31, 2005 the Company acquired an additional 12.4 percent interest in Trans-Siberian Gold plc as discussed under Note 3 – Acquisition and disposals of businesses and assets: AngloGold Ashanti acquires stake in Trans-Siberian Gold plc.

2005 disposals
The Company's disposals during the year included:

•   **Conditional sale of Weltevreden mine in exchange for Aflease shares**
On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in an all script deal valued on May 6, 2005 at R75 million ($11 million). On December 19, 2005, Aflease was acquired by sxr Uranium One Incorporated (formerly Southern Cross Incorporated) (sxr Uranium One). The Company has separately classified assets and liabilities for Weltevreden presented in the consolidated balance sheet, as held for sale. Refer to Note 16 – Assets and liabilities held for sale.

2004 acquisitions
The Company made the following acquisitions during the year:

•   **Business Combination between AngloGold and Ashanti**
On August 4, 2003, AngloGold and Ashanti announced that they had agreed the terms of a recommended Business Combination at an exchange ratio of 0.26 ordinary shares for every Ashanti share. On the same date, AngloGold entered into the Lonmin Support Deed, pursuant to which Lonmin, which held 27.6 percent of Ashanti's issued share capital, agreed, among other things, to vote its Ashanti shares in favor of the Business Combination.

After further discussions with AngloGold and careful, detailed consideration of a competitive proposal, and following the increase by AngloGold in the offer consideration from 0.26 to 0.29 ordinary shares, the Ashanti board announced on October 15, 2003 that it was recommending the improved final offer from AngloGold.

On October 28, 2003, the government of Ghana, which held 16.8 percent of Ashanti's issued share capital, announced its support for the AngloGold offer, as well as the principal terms of a Stability Agreement which the government of Ghana intended to enter into with AngloGold.

AngloGold and the government of Ghana agreed the terms of a Stability Agreement, approved by the parliament of Ghana, to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti will operate in Ghana following the implementation of the Business Combination.

Under the Stability Agreement, the government of Ghana retained its special rights ("Golden Share") under the provisions of the mining law pertaining to the control of a mining Company, in respect of the assets and operations in Ghana.

In terms of the Golden Share, the following requires, and will not be effective without, the written consent of the government of Ghana as the holder of the Golden Share:

•   any disposal of its Ghanaian assets and operations by Ashanti (other than any disposal in the ordinary course of business of Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the Ashanti Group taken as a whole. For this purpose, a part of the Ashanti Group's assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the Ashanti Group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).

The Golden Share does not carry any right to vote at any general meeting of Ashanti.

The government of Ghana has also agreed that Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the Business Combination. In consideration of these agreements and undertakings, AngloGold agreed to issue to the government of Ghana 2,658,000 new AngloGold ordinary shares and to pay to the government of Ghana $5 million in cash, promptly after the implementation of the Business Combination. AngloGold also agreed to pay to the government of Ghana, on the date of the completion of the Business Combination, an additional $5 million in cash towards the transaction costs incurred by the government of Ghana in its role as regulator of Ashanti.

The Business Combination was effected by means of a scheme of arrangement under Ghanaian law, which required the approval of Ashanti shareholders and the confirmation by the High Court of Ghana. In terms of the Business Combination, Ashanti shareholders received 0.29 ordinary shares or 0.29 ADSs of AngloGold for every Ashanti share or Ashanti GDS (Global Depositary Security) held. Each ADS represents one AngloGold ordinary share. The Business Combination whereby AngloGold acquired 100 percent of Ashanti, became effective on April 26, 2004 after the Court Order from the High Court of Ghana was lodged with the Ghana Registrar of Companies. From the effective date, Ashanti became a private Company, and AngloGold changed its name to AngloGold Ashanti Limited, following approval by its shareholders at a general meeting held on April 8, 2004.

On April 26, 2004, AngloGold issued 38,400,021 ordinary shares to former Ashanti shareholders and 2,658,000 ordinary shares under the Stability Agreement to the government of Ghana. On June 29, 2004, AngloGold issued a total of 75,731 ordinary shares to former Ashanti warrant holders pursuant to the Business Combination.

The market value of the shares issued for Ashanti was approximately $1,544 million, net of share issue expenses of $3 million, based on the average quoted value of the shares of $37.62 two days before and after October 15, 2003, the date the terms of the transaction were announced. The market value of the issued shares, together with the cash consideration paid to the government of Ghana as part of the Stability Agreement, cash consideration paid for outstanding options over Ashanti ordinary shares and transaction costs and funding of $227 million, gave rise to a total purchase price of approximately $1,771 million.

Ashanti Goldfields Company Limited was delisted from the London, New York and Ghana stock exchanges in late April 2004. During 2005, AngloGold Ashanti finalized the purchase price allocation based on independent appraisals and valuations. The transaction was accounted for as a purchase business combination under US GAAP whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $182 million being recorded, relating mainly to the extended life of AngloGold Ashanti by the Obuasi project in Ghana and enlarged negotiation base and presence in Africa by Ashanti operations. In accordance with the provisions of SFAS142, goodwill was assigned to specific reporting units. The Company's reporting units are generally consistent with the operating mines underlying the segments identified in Note 29 – Segment and Geographical Information. An individual operating mine is not a typical "going-concern" business because of the finite life of its reserves. The allocation of goodwill to an individual operating mine likely will result in an eventual goodwill impairment due to the wasting nature of the primary asset of the reporting unit. The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount likely will not be recoverable over the long term and in accordance with the provisions of SFAS142 performs its annual impairment review of assigned goodwill during the fourth quarter of each year. Goodwill related to the acquisition is non-deductible for tax purposes.

During the year ended December 31, 2005, the Company recorded an impairment of $4 million relating to goodwill formerly assigned to operations situated in Ghana (at Bibiani) as part of the Business Combination, resulting from a reduction in the life of mine following a re-assessment at Bibiani.

The combination of AngloGold and Ashanti was designed to combine the two companies into a long-life, low-cost, high-margin investment opportunity, bringing together the best that both had to offer, by way of ore bodies, capital and human resources.

The operations and financial condition of the companies and assets acquired are included in the financial statements from April 26, 2004, the effective date of the Business Combination.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

3.   **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

The carrying amount of goodwill recorded in the AngloGold Ashanti Business Combination by reporting segment, as of December 31, 2005 and 2004 is summarized as follows:

	Ghana $	Guinea $	Tanzania $	Total $
Balance at January 1, 2003	-	-	-	-
Purchase price allocation for Ashanti Business Combination	122	10	50	182
Impairment losses	-	-	-	-
Balance at December 31, 2004	122	10	50	182
Impairment losses	(4)	-	-	(4)
Balance at December 31, 2005	118	10	50	178

The fair value assigned to major assets and liabilities acquired in Ashanti are disclosed in Note 3 – Fair value of acquisitions and (disposals) of businesses. The finalization of the purchase price allocation during 2005 in respect of fixed assets resulted in a reallocation within the respective mines, between Mine development and Mine infrastructure of $214 million included in Property, plant and equipment. The allocation of goodwill assigned to reporting units was not affected.

For information purposes only, the following unaudited pro forma financial data reflects the consolidated results of operations of AngloGold Ashanti as if the Business Combination had taken place on January 1, 2004 and on January 1, 2003:

		Year ended December 31,		
		2004 $		2003 $
Total revenue		2,478		2,429

	$	Per basic and diluted common share[1] (cents)	$	Per basic and diluted common share[1] (cents)
Net income/(loss) before cumulative effect of accounting change	241	91	(227)	(86)
Cumulative effect of accounting change	-	-	1	-
Net income/(loss) – applicable to common stockholders	241	91	(226)	(86)
Basic weighted average number of common shares used in computation	264,402,721		263,970,326	
Diluted weighted average number of common shares used in computation	265,098,470		264,851,327	

[1]   The calculation of diluted earnings/(loss) per common share for 2004 and 2003 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.

The above pro forma financial data for the year ended December 31, 2004 includes mark-to-market gains on derivative instruments amounting to $169 million and for the year ended December 31, 2003 includes mark-to-market losses on derivative instruments amounting to $437 million.   The above pro forma financial data for the years ended December 31, 2004 and 2003 do not include the application of hedge accounting prior to the acquisition to significant portions of acquired derivative instruments as hedge accounting documentation was not in place during these periods. The pro forma net loss for the year ended December 31, 2003 assumes the effects of the Convertible Bonds issue which was raised primarily to finance the acquisition costs, debt repayment commitments, working capital and capital expenditure requirements of Ashanti Goldfields Company Limited. The pro forma information is not indicative of the results of operations that would have occurred had the Business Combination been consummated on January 1, 2004 and 2003, respectively. The information is not indicative of the group's future results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
3. **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

- **AngloGold Ashanti acquires stake in Trans-Siberian Gold plc**
  On July 1, 2004, AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc (TSG) for the acquisition of a 29.9 percent stake in the Company through an equity investment of approximately £18 million ($32 million) in two subscriptions for ordinary shares. The first tranche of ordinary shares of 17.5 percent was acquired during July 2004. TSG is listed on the London Stock Exchange's Alternative Investment Market (AIM). This first move into Russia allows AngloGold Ashanti the opportunity of establishing a meaningful interest in a Company with Russian assets and activities, thereby allowing AngloGold Ashanti to gain exposure to, and familiarity with, the operating and business environment in Russia, as well as being able to establish a business within this prospective new frontier. On December 23, 2004, it was announced that the second subscription had been delayed to April 15, 2005 while on April 18, 2005, the second subscription date was extended by a further two weeks to April 29, 2005. On April 28, 2005, the Company announced that agreement had been reached with TSG on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on June 30, 2004. The revised terms of the subscription was approved by TSG shareholders on May 27, 2005 and AngloGold Ashanti's 17.5 percent equity interest in TSG increased to 29.9 percent on May 31, 2005, the date on which the second subscription for 6,131,585 ordinary shares in TSG for an aggregate consideration of £8 million ($15 million) was completed. The Company's aggregate shareholding in TSG at December 31, 2005 was 12,263,170 ordinary shares (29.9 percent interest held).

- **Agreement with Red 5 Limited**
  On October 11, 2004, AngloGold Ashanti announced that it had signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 Limited for a cash consideration of A$5 million ($4 million). The placement is being used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines. On August 26, 2005, AngloGold Ashanti subscribed for additional shares in Red 5 Limited, for a cash consideration of A$0.8 million ($0.6 million), thereby increasing its holding to 14.1 percent. For a period of 2 years commencing in October 2004, AngloGold Ashanti has the right to enter into Joint Venture arrangements on Red 5's tenements (excluding their Siana project) with the potential to earn up to a 67.5 percent interest in areas of interest through further investment in exploration in these Joint Venture areas. The Company has not yet entered into such Joint Venture arrangements.

  2004 disposals
  The Company's disposals during the year included:

- **Sale of Western Tanami project**
  On January 20, 2004, AngloGold announced that it had received a cash payment of A$4 million ($3 million) and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami Project. This follows an initial payment of A$0.3 million ($0.2 million) made on November 24, 2003, when the Heads of Agreement was signed by the companies. The Company realized a profit of $3 million on sale of these assets. Refer to Note 5 – (Profit)/loss on sale of assets. In addition, a further 2 million fully paid ordinary shares were received from Tanami Gold in respect of a rights issue in June 2004. During the period October 10, through October 18, 2005, AngloGold Ashanti Australia reduced it shareholding in Tanami Gold to 5 percent, through the sale of 8 million fully paid ordinary shares for a cash consideration of A$1.3 million ($1.0 million) and in February 2006, disposed of the entire investment in Tanami Gold with the sale of 19 million shares for a cash consideration of A$3.9 million ($3.0 million).

- **Sale of Union Reefs Mine**
  On August 5, 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony Gold Mining Company Limited (50 percent), for a total consideration of A$4 million ($2 million). The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation. The Company realized a profit of $2 million on sale of these assets. Refer to Note 5 – (Profit)/loss on sale of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
3. **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

• **Sale of Freda-Rebecca Mine**

In a joint announcement made on September 10, 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited for a total consideration of $2.255 million, to be settled in two tranches, $0.75 million immediately and the balance ($1.505 million) to be settled within six months of the satisfaction of all conditions to the sale agreement. The sale was effective on September 1, 2004 and all conditions to the sale agreement were satisfied on April 22, 2005. Subsequently in August 2005, AngloGold Ashanti and Mwana Africa Holdings (Proprietary) Limited agreed that the second payment of $1.505 million would be settled by an immediate payment of $1.0 million and the subsequent issue to AngloGold Ashanti of 600,000 Mwana Africa plc shares, once that company listed on the London Stock Exchange. Mwana Africa plc is a junior exploration and mining company with assets located in Zimbabwe as well as in the Democratic Republic of Congo. AngloGold Ashanti retains its 600,000 shares in Mwana Africa plc. The sole operating asset of Ashanti Goldfields Zimbabwe Limited as sold to Mwana Africa Holdings (Proprietary) Limited was the Freda-Rebecca Gold Mine. No (profit)/loss was realized on disposal.

• **Sale of stake in Tameng Mining and Exploration**

Agreement was reached to sell AngloGold Ashanti's 40 percent equity interest in Tameng Mining and Exploration (Proprietary) Limited of South Africa (Tameng) to Mahube Mining (Proprietary) Limited for a cash consideration of R20 million ($3 million). Tameng owns certain mineral rights to platinum group metals (PGMs) on the farm Locatie Van M'Phatlele KS 457, on the northern limb of the Bushveld Complex in the Limpopo Province in South Africa. No (profit)/loss was realized on disposal and the sale was effective on September 1, 2004.

2003 acquisitions
The Company made the following acquisition during the year:

• **Purchase of a portion of the Driefontein mining area from Gold Fields Limited**

On September 18, 2003, AngloGold and Gold Fields Limited jointly announced that agreement had been reached on the sale by Gold Fields Limited of a portion of the Driefontein mining area in South Africa to AngloGold for a cash consideration of R315 million ($48 million). The purchase price including the related deferred taxation thereon, has been capitalized as mining assets.

2003 disposals
The Company's disposals during the year included:

• **Sale of Amapari project located in the State of Amapá, North Brazil**

On May 23, 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to Mineração Pedra Branca do Amapari, for the total consideration of $18 million. The effective date of the transaction was May 19, 2003. The Amapari project is located in the State of Amapá, in northern Brazil. Since acquiring the property as part of the Minorco transaction, AngloGold had sought to prove up additional reserve ounces so as to achieve a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell. AngloGold realized a loss of $3 million on the disposal of the Amapari project. Refer to Note 5 – (Profit)/loss on sale of assets.

• **Sale of stake in the Gawler Craton Joint Venture to Helix Resources Limited**

On June 6, 2003, AngloGold announced that it had finalized the sale of its 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia to Helix Resources Limited. Consideration for the sale comprised cash of $500,000 (A$750,000), 1.25 million fully-paid Helix shares issued at A$0.20 per share and 1.25 million Helix options exercisable at A$0.25 per option before November 30, 2005 with an additional payment of $335,000 (A$500,000) deferred to the delineation of a mineable resource of 350,000 ounces. Helix's proposed acquisition of AngloGold's rights to the Tarcoola Project, 60 kilometers to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms, as announced on April 8, 2003. On April 23, 2005, the Company received a further 416,667 fully-paid Helix shares and 37,281 Helix options following a rights issue. The Company did not exercise its rights in terms of the Helix options which expired on November 30, 2005.

3.   **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

*   **Sale of stake in Jerritt Canyon Joint Venture to Queenstake Resources USA Inc.**
    On July 2, 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc. effective June 30, 2003. This followed negotiations originally announced on February 27, 2003. Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, $1.5 million in cash and 32 million shares of Queenstake stock, with $6 million in deferred payments and $4 million in future royalty payments. Queenstake accepted full closure and reclamation liabilities. The shares acquired by AngloGold in this transaction were issued by Queenstake Resources Limited, a subsidiary of Queenstake, and represents approximately 9.2 percent of that Company's issued share capital. AngloGold disposed of its entire interest in Queenstake during November 2003. AngloGold realized a profit of $10 million and $3 million, respectively, on sale of the Jerritt Canyon Joint Venture and the investment held in Queenstake. Refer to Note 5 – (Profit)/loss on sale of assets. In 2004, Queenstake approached the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, about the possibility of monetizing all or at least a majority of the $6 million in deferred payments and $4 million in future royalties, payable in the concluded sale of AngloGold's interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc., effective June 30 2003. Based on an agreement reached between the parties, AngloGold Ashanti was paid on August 25, 2004 approximately $7 million for its portion of the deferred payments and future royalties, thereby monetizing all outstanding obligations, except for a minor potential royalty interest that AngloGold Ashanti retained.

*   **Sale of investments held in East African Gold Mines Limited and Randgold Resources Limited**
    On July 8, 2003 AngloGold disposed of its entire investment of 8,348,600 shares held in East African Gold Mines Limited for a consideration of $25 million and in the second half of 2003 AngloGold disposed of 952,481 shares in Randgold Resources Limited, for a consideration of $23 million. AngloGold realized a profit of $42 million on sale of these investments. Refer to Note 5 – (Profit)/loss on sale of assets.

Fair value of acquisitions and (disposals) of businesses

	2005 Total $	2004 Ashanti Goldfields Company Limited[1][3] $	2004 Other[3] $	2004 Total $
Cash	-	56	-	56
Property, plant and equipment	-	2,066	(5)	2,061
Acquired properties	-	873	-	873
Goodwill[1]	-	182	-	182
Other intangibles[2]	-	49	-	49
Provision for environmental rehabilitation	-	(51)	1	(50)
Long-term liabilities	-	(743)	1	(742)
Current assets	-	126	(4)	122
Current liabilities	-	(155)	3	(152)
Long-term debts	-	(197)	2	(195)
Derivatives	-	(432)	-	(432)
Minority interest	-	(3)	-	(3)
Net value of assets acquired/(disposed)	-	1,771	(2)	1,769
Profit on sale of assets	-	-	-	-
Purchase/(sale) consideration	-	1,771	(2)	1,769
Deferred purchase consideration	-	-	2	2
	-	1,771	-	1,771
Purchase price (paid)/received	-	(1,771)	-	(1,771)
- Cash consideration	-	(227)	-	(227)
- Issuance of common stock	-	(1,544)	-	(1,544)
Gross value	-	(1,547)	-	(1,547)
Share issue expenses	-	3	-	3

[1] *The AngloGold Ashanti Business Combination was completed effective April 26, 2004. Refer to Note 3 — Acquisitions and disposals of businesses and assets: Business Combination between AngloGold and Ashanti. The Company has recorded goodwill, relating to the portion of the purchase price which cannot be attributed to the fair value of assets and liabilities acquired, of $182 million on acquisition. During the year ended December 31, 2005, the Company recorded an impairment of $4 million relating to goodwill formally assigned to operations situated in Ghana (at Bibiani) as part of the Business Combination. Refer to Note 5 – Impairment of assets.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
3. **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

[2] *Represents royalty rate and tax rate concession agreements with the government of Ghana. Fair value is based on estimated future cash flows. During the year ended December 31, 2005, the Company recorded an impairment of $20 million relating to the tax rate concession agreement with the government of Ghana. Refer to Note 5 – Impairment of assets.*

[3] *Operations and assets acquired from Ashanti in the AngloGold Ashanti Business Combination are situated in Ghana, Guinea, Tanzania and Zimbabwe and are reported under these respective business segments. During 2004, the Company disposed of its interest in the Freda-Rebecca Mine in Zimbabwe for a total consideration of $2 million, settled partly in cash and partly in shares. For more information on the Company's business segments see Note 29 – Segment and geographical information.*

4. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company presents its consolidated financial statements in United States dollars. The functional currency of a significant portion of the group's operations is the South African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars. The translation of amounts into US dollars was in accordance with the provisions of SFAS52, "Foreign Currency Translation".

Use of estimates: The preparation of the financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. The Company regularly reviews estimates and assumptions that affect the annual financial statements, however, actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions include mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill, long-lived assets, and investments); write-downs of inventory to net realizable value; post employment, post retirement and other employee benefit liabilities; valuation allowances for deferred taxation assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.

Comparatives: Comparatives have been reclassified, where necessary to comply with the current year's presentation.

The following are accounting policies used by the Company which have been consistently applied except for the adoption of SFAS143, "Accounting for Asset Retirement Obligations (AROs)" on January 1, 2003 and the Company's change in accounting policy, retroactive to January 1, 2005, with respect to accounting for employee pension and post-retirement benefit plans.

4.1 **Consolidation**

The consolidated financial information includes the financial statements of the Company and its subsidiaries. Where the Company has a direct, or indirect through its subsidiary, controlling interest in an entity, the entity is classified as a subsidiary. Interests in incorporated mining joint ventures in which the Company has joint control are accounted for by the equity method and are included in other long-term assets.

The financial statements of subsidiaries and the Environmental Trust Fund are prepared for the same reporting period as the holding Company, using the same accounting policies, except for Rand Refinery Limited which reports on a three-month time lag. Adjustments are made to the subsidiary financial results for material transactions and events in the intervening period.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date on which control ceases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
4.   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*
   4.1   **Consolidation** *(continued)*

Intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Where the excess purchase price of a business acquisition cannot be attributed to assets acquired, including acquired properties, it is included in goodwill and reviewed for impairment in accordance with the provisions of SFAS142.

   4.2   **Investments in equity investees (associates and incorporated joint ventures)**
   Investments in associates
   An associate is an entity other than a subsidiary in which the group has a material long-term interest and in respect of which the group has the ability to exercise significant influence over operational and financial policies, normally owning between 20 percent and 50 percent of the voting equity.

   Investments in incorporated joint ventures
   A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the group and one or more external joint venture partners under a contractual arrangement.

   Investments in associates and joint ventures are accounted for using the equity method. Subsequent to the acquisition date, the group's share of profits or losses of associates and joint ventures is recognized in the income statement as equity accounted earnings and its share of movements in equity reserves is recognized directly in the statement of changes in shareholders' equity. All cumulative post-acquisition movements in the equity of associates and joint ventures are adjusted against the cost of the investment.

   Goodwill relating to associates and joint ventures is included in the carrying value of the group's investment in those entities. The total carrying value of equity accounted investments in associates and joint ventures, including goodwill, is evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary or at least annually. When impaired, the carrying value of the group's investment in those entities is written down to its fair value. The group's share of results of equity accounted investees, that have financial years within three months of the fiscal year-end of the group, is included in the consolidated financial statements based on the results reported by those investees for their financial years. There were no significant adjustments required to be made in respect of equity accounted investees which have financial years that are different to those of the group.

   4.3   **Foreign currency translation**
   Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency').

   Transactions and balances
   Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Gains, losses and costs associated with foreign currency transactions are recognized in the income statement in the period to which they relate, except where hedge accounting is applied. These transactions are included in the determination of other income.

4.   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*
    4.3   **Foreign currency translation** *(continued)*

Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
- equity items other than profit attributable to equity shareholders are translated at the closing rate on each balance sheet date;
- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognized as a separate component of equity and included within other comprehensive income.

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity on consolidation.

When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

    4.4   **Segment reporting**
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments and are reported on a reporting segment basis using a management approach. This approach is based on the way management organises segments within the group for making operating decisions and assessing performance. The Chief operating decision maker has determined that the group operates primarily in one segment, Gold. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

    4.5   **Cash and cash equivalents and restricted cash**
Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value. Restricted cash is reported separately in the consolidated balance sheets for all periods presented.

    4.6   **Non-marketable equity investments and debt securities**
Non-marketable equity investments, in which the Company does not have significant influence or a controlling interest, are carried at acquisition cost. Realized gains and losses are included in net income or loss. Unrealized losses are included in net income or loss when a significant decline in the value of the investment, which is other than temporary, has occurred. Investments in companies in which the Company's ownership is 20 percent to 50 percent and the Company is deemed to have significant but not controlling influence, are accounted for by the equity method and are included in other long-term assets. Equity method investments including interests in mining joint ventures are reviewed for impairment in accordance with APB18, "The Equity Method of Accounting for Investments in Common Stock". Income from such investments net of impairments is included in equity income of affiliated companies.

Investments in non-marketable debt securities that are classified as held to maturity are subsequently measured at amortized cost. If there is evidence that held to maturity financial assets are impaired the carrying amount of the assets is reduced and the loss recognized in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.7 Marketable equity investments

Marketable equity investments and debt securities which are considered available-for-sale, are carried at fair value, and the net unrealized gains and losses computed in marking these securities to market are reported within other comprehensive income in the period in which they arise. These amounts are removed from other comprehensive income and reported in income when the asset is derecognized or when there is evidence that the asset is impaired in accordance with the provisions of SFAS115, "Accounting for Certain Investments in Debt and Equity Securities".

4.8 Inventories

Inventories, including gold in process, gold on hand, uranium oxide, sulphuric acid, ore stockpiles and supplies, are stated at the lower of cost or market value. Gold in process is valued at the average total production cost at the relevant stage of production. The cost of gold, uranium oxide and sulphuric acid is determined principally by the weighted average cost method using related production costs.

Ore stockpiles are valued at the average moving cost of mining the ore. Supplies are valued at the lower of weighted average cost or market value. Heap leach pad materials are measured on an average total production cost basis.

The cost of inventory is determined using the full absorption costing method for the stage of completed production. Gold in process and ore stockpile inventory include all costs attributable to the stage of completion. Costs capitalized to inventory include amortization of property, plant and equipment and capitalized mining costs, direct and indirect materials, direct labor, shaft overhead expenses, repairs and maintenance, utilities, metallurgy costs, attributable production taxes and royalties, and directly attributable mine costs. Gold on hand includes all gold in process and refining costs. Ore is recorded in inventory when blasted underground, or when placed on surface stockpiles in the case of open-pit operations.

The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory. As at December 31, 2005, $37 million was classified as short term compared with $105 million as at December 31, 2004 as the Company expects the related gold to be recovered within twelve months. The short term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory, by the expected production ounces for the next twelve months. Based on data gathered and analyzed during 2005 from 2004 heap leach pad drilling results, and other studies and analysis completed, short-term heap leach pad inventory occur in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This revised estimate calculation was used in determining the short term portion of materials on the leach pad as at December 31, 2005. As at December 31, 2005, $116 million was classified as long term compared with $22 million as at December 31, 2004.

4.9 Development costs and stripping costs

Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines.

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates. The cost of the "excess stripping" is capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne, previously capitalized costs are expensed to increase the cost up to the average. Thus, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.

The deferred stripping costs are included in the calculations of the impairment tests performed in accordance with the provisions of SFAS144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued*)
    4.9 **Development costs and stripping costs** *(continued)*

The practice of deferring stripping costs, has the effect of amortizing the cost of waste ore removal over the expected life of mine as an inventoriable type cost rather than reflecting actual waste ore removal cost incurred in each period presented.

If waste ore is expensed rather than capitalized and amortized, this might result in the reporting of greater volatility in period to period results of operations.

Deferred stripping costs deferred and amortized are included in production costs in the consolidated statements of income for all periods presented and deferred stripping costs are reported separately in the consolidated balance sheets for all periods presented.

On March 17, 2005 and on June 15 and 16, 2005, The Emerging Issues Task Force ("EITF") reached a consensus in Issue 04-6, "Accounting for Stripping Costs in the Mining Industry", that post production stripping costs should be considered under a full absorption costing system and recognized as a component of inventory and in cost of sales in the same period as the revenue from the sale of the inventory. The guidance in Issue 04-6 is effective for financial statements issued for fiscal years beginning after December 15, 2005. The Company plans to adopt Issue 04-6 on January 1, 2006.

Upon adoption, the cumulative effect of accounting change will be a reduction to the balance of retained earnings at January 1, 2006 of $96 million (net of Taxation), an increase in the value of inventory of $6 million, a reduction in the value of deferred stripping of $105 million, a decrease in Deferred taxation of $5 million, a reduction in Other long term assets of $3 million and a decrease in Minority interest of $1 million. Adoption of the new guidance will have no impact on the Company's cash position.

    4.10 **Depreciation, depletion and amortization**
      Mine development costs, mine plant facilities and other fixed assets

Mine development costs, mine plant facilities and other fixed assets are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalized during the construction period where such expenditure is financed by borrowings.

If there is an indication that the recoverable amount of any of the Mine development costs, mine plant facilities and other fixed assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

Capitalized mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies, to expand the capacity of a mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable mineral resources at cost at acquisition date.

Depreciation, depletion and amortization of mine development costs are computed principally by the units-of-production method based on estimated proven and probable mineral reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits.

4.   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*
      4.10 **Depreciation, depletion and amortization** *(continued)*

Mine plant facilities are amortized using the lesser of their useful life or units-of-production method based on estimated proven and probable mineral reserves. Main shafts are depleted using total proven and probable reserves as the shaft will be used over the life of the mine. Other infrastructure costs including ramps, stopes, laterals, etc and ore reserve development are depleted using proven and probable reserves applicable to that specific area. When an area is vacated and there is no longer an intention to mine in that area due to a change in mine plans, all costs that have not been depleted are written off.

Other fixed assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives as follows:
- vehicles up to five years; and
- computer equipment up to three years.

Acquired properties
Acquired properties are carried at amortized cost. Purchased undeveloped mineral interests are acquired mineral rights and, in accordance with Financial Accounting Standards Board Staff Position FSP141/142-1, are recorded as tangible assets as part of acquired properties. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. "Brownfield" stage mineral interests represent interests in properties that are believed to potentially contain other mineralized material, such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves, that is in proximity to proven and probable mineral reserves and within an immediate mine structure. "Greenfield" stage mineral interests represent interests in properties that are other mine-related or greenfields exploration potential that are not part of measured or indicated resources and are comprised mainly of material outside of a mine's infrastructure. The Company's mineral rights are enforceable regardless of whether proven and probable mineral reserves have been established. The Company has the ability and intent to renew mineral rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.

Brownfield properties are carried at acquired costs until such time as a mineral interest enters the production stage and are amortized using the unit-of-production method based on estimated proven and probable mineral reserves.

Greenfield mineral interests are carried at acquired costs until such time as a mineral interest enters the production stage and are amortized using the unit-of-production method based on estimated proven and probable mineral reserves.

Both Brownfield properties and Greenfield mineral interests are evaluated for impairment as held for use assets in accordance with the Company's asset impairment accounting policy. See Note 4.13.

4.11 **Mining costs**
Mining costs including repair and maintenance costs incurred in connection with major maintenance activities are charged to operations as incurred.

4.12 **Intangible assets**
Acquisition and goodwill arising thereon
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves, exploration properties and net assets is recognized as goodwill.

Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to reporting units for the purpose of impairment testing.

Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to joint ventures and associates is included within the carrying value of the investment in joint ventures and associates and tested for impairment when indicators exist.

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued*)
    4.12 **Intangible assets***(continued)*

Royalty rate and tax rate concessions

Royalty rate and tax rate concessions with the Government of Ghana were capitalized at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate and tax rate concessions were assessed to have a finite life and are amortized under a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. These intangible assets are also tested for impairment where there is an indicator of impairment.

4.13 **Asset impairment**

The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, including goodwill, if any, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Changes in significant assumptions underlying future cash flow estimates may have a material effect on the Company's financial position and results of operations. Management's estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the group's mining assets. The Company records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. The Company estimates fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows, adjusted for asset specific and country risks. A low gold price market, if sustained for an extended period of time, may result in asset impairments. In addition, an asset impairment is considered to exist where the net selling price of an asset held for sale is below its carrying amount. Once identified an impairment loss is never reversed.

An individual operating mine is not a typical "going-concern" business because of the finite life of its reserves. The allocation of goodwill to an individual operating mine may result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of SFAS142, the Company performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

4.14 **Borrowing costs**

Interest on borrowings relating to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project. Such borrowing costs are capitalized over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

4.15 **Leased assets**

Assets subject to finance leases are capitalized at the lower of fair value or present value of minimum lease payments with the related lease obligation recognized at the same amount. Capitalized leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

4.16 **Provisions**

Provisions are recognized when the Company has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

4.17 **Taxation**

Deferred taxation is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred taxation assets is reviewed at each balance sheet date and reduced by a valuation allowance to the extent that it is more likely than not that sufficient future taxable profit will be available to allow all or part of the deferred taxation asset to be utilized.

A deferred taxation liability is recognized for all taxable temporary differences if it is more likely than not that the temporary difference will reverse in the foreseeable future.

Deferred taxation assets and liabilities are measured at tax rates, which have been enacted at the balance sheet date. See Note 4.22.

Current and deferred taxation is recognized as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different period directly in equity; or a business combination that is an acquisition.

Current taxation is measured on taxable income at the applicable enacted statutory rate.

4.18 **Asset retirement obligations and rehabilitation costs**

AngloGold adopted SFAS143, "Accounting for Asset Retirement Obligations (AROs)" with effect from January 1, 2003 as follows:

Under SFAS143 the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Where the obligation is operational of nature and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different than the liability recorded.

The adoption of SFAS143 on January 1, 2003 resulted in an increase in Property, plant and equipment of $1 million, an increase in Provision for environmental rehabilitation of $4 million and a cumulative effect of adoption which decreased net income and stockholders' equity by $3 million. No increase in deferred taxation was recorded upon the adoption of SFAS143. Refer to Note 5 – Asset retirement obligations and to Note 21.

Rehabilitation costs and related liabilities are based on the Company's interpretation of current environmental and regulatory requirements.

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that the Company's estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are accrued when they are known, probable and reasonably estimable.

4.19 **Product sales**

Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured.

4.20 Financial instruments

Financial instruments recognized on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, derivatives, and trade and other payables. Financial instruments are initially measured at cost, including transaction costs, when the group becomes a party to the contractual arrangements. The subsequent measurement of financial instruments is dealt with below.

Derivatives

The Company accounts for derivative contracts in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133") as amended.

SFAS133 requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value each period are to be accounted for either in the income statement or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of AngloGold Ashanti's production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, gains and losses on the derivative, to the extent effective, are deferred in other comprehensive income and reclassified to earnings as product sales when the hedged transaction occurs. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur.

All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting, as defined in SFAS133, are recorded at their fair market value, with changes in value at each reporting period being recorded in earnings as gains or losses on derivatives.

Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows for all periods presented. Contracts that contain 'off-market' terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified within the financing activities section of the consolidated cash flow statement. Contracts that contain 'off-market' terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated cash flow statement.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Certain derivative instruments are designated as hedges of foreign currency denominated borrowings and investments in foreign entities. This designation is reviewed at least quarterly, or as borrowing and investment levels change. The hedge amounts (to the extent effective) are recorded as an offset to the translation gains/losses that are being hedged.

4.21 Employee benefits

Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*
   4.21 **Employee benefits** *(continued)*

The current service cost in respect of defined benefit plans is recognized as an expense in the current year. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees are recognized as an expense or income as and when they arise. This method is applied consistently in each period end to all gains and losses. See Note 2.

A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

The asset/liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

Other post-employment benefit obligations
Some group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. These obligations are valued annually by independent qualified actuaries. Actuarial gains and losses arising in the plan are recognized as income or expense as and when they arise. See Note 2.

Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

4.22 **Deferred taxation**
The Company follows the liability method of accounting for deferred taxation whereby the Company recognizes the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred taxation assets and liabilities include the impact of any tax rate changes enacted during the year. Principal temporary differences arise from depreciation on property, plant and equipment, derivatives, provisions and tax losses carried forward. A valuation allowance is recorded to reduce the carrying amounts of deferred taxation assets if it is more likely than not that such assets will not be realized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.23 **Dividends paid**
Dividends paid are recognized when declared by the board of directors. Dividends are payable in Australian dollars, South African rands, United Kingdom pounds or Ghanaian cedis. Dividends declared to foreign stockholders are not subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies. Under South African law, the Company may declare and pay dividends from any reserves included in total shareholders' equity calculated in accordance with International Financial Reporting Standards (IFRS), subject to its solvency and liquidity.

4.24 **Earnings per common share**
Earnings and diluted earnings per common share have been calculated in accordance with SFAS128, "Earnings per Share".

4.25 **Exploration expenditures**
Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such property are capitalized. Capitalization of pre-production costs ceases when the mining property is capable of commercial production.

4.26 **Stock-based compensation plans**
The group's management awards certain employees stock options on a discretionary basis.

The fair value of the stock-based payments is calculated at grant date using an appropriate model. For the equity settled stock based payments, the fair value is determined using a binomial method and expensed on a straight-line basis over the vesting period based on the group's estimate of shares that will eventually vest.

Option schemes which include non-market vesting conditions have been calculated using the Black Scholes model. For all other stock-based payments to employees the fair value is determined by reference to the market value of the underlying stock at grant date adjusted for the effects of the relevant terms and conditions. All other stock-based payments fair values are determined by reference to the goods or services received.

For schemes with non-market related vesting conditions, the likelihood of vesting has been taken into account when determining the income statement charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

Stock options are subject to a three year vesting condition and their fair value is recognized as an employee benefit expense with a corresponding increase in other comprehensive income over the vesting period. The proceeds received, net of any directly attributable transaction costs are credited to common stock (nominal value) and additional paid in capital when the options are exercised.

The Company has adopted the disclosure-only provisions of SFAS123, "Accounting for Stock-Based Compensation" and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*
    4.26 **Stock-based compensation plans** *(continued)*

At December 31, 2005, the Company has four stock-based employee compensation plans consisting of time-based awards and performance related awards, which are described more fully in Note 30 the "AngloGold Limited share incentive scheme and plans". During the years ended December 31, 2005, 2004 and 2003 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants. During the year ended December 31, 2005 the Company recognized a compensation expense of $2 million related to Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP) treated as equity settled compensation plans under APB No. 25. As of December 31, 2005 no compensation expense was recognized, related to the performance awards under APB No. 25. The performance related options are accounted for as variable compensation awards, accordingly the compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.

| | Year Ended December 31, | | |
| | 2005 | 2004 | 2003 |
(in millions, except per share data)	$	$	$
Net (loss)/income, as reported	(292)	97	247
Add: Unearned stock awards compensation expense, calculated under APB No. 25	2	-	-
(Deduct)/add: Variable compensation awards (credit)/expense, calculated under APB No. 25	-	(4)	4
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2)	(3)	(12)
Pro forma net (loss)/income	(292)	90	239
(Loss)/earnings per share (cents)			
Basic – as reported	(110)	39	111
Basic – pro forma	(110)	36	107
Diluted – as reported[1]	(110)	38	111
Diluted – pro forma[1]	(110)	36	107

[1] The calculation of diluted (loss)/earnings per common share for 2005 and 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods. The calculation of diluted (loss)/earnings per common share for 2005 did not assume the effect of 601,315 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.

4.27 **Recent pronouncements**
In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS123R").
SFAS123(R) is a revision of SFAS123, "Accounting for Stock-Based Compensation". It supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS95, "Statement of Cash Flows". Generally, the approach to accounting for share-based payments in SFAS123(R) is similar to the approach described in SFAS123. However, SFAS123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition).

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

    4.27 **Recent pronouncements** *(continued)*

SFAS123(R) permits public companies to adopt its requirements using one of two methods:

A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS123 for all awards granted to employees prior to the effective date of SFAS123(R) that remain unvested on the effective date.

A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

SFAS123(R) was originally effective at the beginning of the first interim or annual period beginning after June 15, 2005. On April 14, 2005 the United States Securities and Exchange Commission (SEC) announced that it would provide for a phased-in implementation process of SFAS123(R). The SEC would require that registrants adopt SFAS123(R) no later than the beginning of the first fiscal year beginning after June 15, 2005. The SEC also provided guidance to registrants during the year in the release of Staff Accounting Bulletin 107.

As permitted by SFAS123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method. SFAS123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. This requirement will not impact the Company's cash flow disclosure as the Company does not receive the benefit of a tax deduction for compensation cost.

On August 31, 2005, the FASB issued FASB Staff Position (FSP) FAS 123 (R)-1, "Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)".
The FSP defers the requirement of SFAS123(R) that a freestanding financial instrument originally subject to SFAS123(R) becomes subject to the recognition and measurement requirements of other applicable generally accepted accounting principles (GAAP) when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity. The guidance in this FSP supersedes FSP EITF 00-19-1, "Application of EITF Issue No. 00-19 to Freestanding Financial Instruments Originally Issued as Employee Compensation," and amends paragraph 11(b) of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133"), and SFAS133 Implementation Issue No. C3, "Scope Exceptions: Exception Related to Share-Based Payment Arrangements."

On October 18, 2005, the FASB issued FSP FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)".
The FSP provides guidance on the application of grant date as defined in SFAS123(R). As a practical accommodation, in determining the grant date of an award subject to SFAS123(R), assuming all other criteria in the grant date definition have been met, a mutual understanding of the key terms and conditions of an award to an individual employee shall be presumed to exist at the date the award is approved in accordance with the relevant corporate governance requirements (that is, by the Board or management with the relevant authority) if both of the following conditions are met:

a. The award is a unilateral grant and, therefore, the recipient does not have the ability to negotiate the key terms and conditions of the award with the employer.

b. The key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval.

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

    4.27 **Recent pronouncements** *(continued)*

The Company plans to adopt SFAS123(R) using the modified-prospective method on January 1, 2006. The adoption of SFAS123(R) is not anticipated to have an impact on the financial results of the Company as the options are not likely to vest as the conditions are unlikely to be met.

In March 2005, the FASB issued FASB interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" ("FIN 47").

FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The Company does not expect the adoption of FIN47 to have a material impact on its earnings and financial position.

On March 17, 2005, The Emerging Issues Task Force ("EITF") reached a consensus in Issue 04-6, "Accounting for Stripping Costs in the Mining Industry", that post-production stripping costs are a component of mineral inventory cost subject to the provisions of AICPA Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 4, "Inventory Pricing" (ARB 43).

Based upon this consensus, post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.

At an EITF meeting held on June 15 and 16, 2005, the EITF clarified its intention that "inventory produced" should mean "inventory extracted." That is, stripping costs incurred during a period should be attributed only to the inventory that is extracted during that period.

The guidance in this consensus is effective for financial statements issued for fiscal years beginning after December 15, 2005, with early adoption permitted. However, consistent with the guidance in SFAS154 (see below), the EITF reached decision that the cumulative effect of adoption of the consensus in Issue 04-6 should be recognized as an adjustment to the beginning balance of retained earnings during the period, and not in the income statement as originally described in the consensus. If a Company adopted the consensus prior to FASB ratification of this change, they would not have to change the accounting for the adoption. The Company plans to adopt Issue 04-6 on January 1, 2006. Upon adoption, the cumulative effect of accounting change will be a reduction to the balance of retained earnings at January 1, 2006 of $96 million (net of Taxation), an increase in the value of inventory of $6 million, a reduction in the value of deferred stripping of $105 million, a decrease in Deferred taxation of $5 million, a reduction in Other long term assets of $3 million and a decrease in Minority interest of $1 million. Adoption of the new guidance will have no impact on the Company's cash position.

In May 2005 the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements" ("SFAS154").

SFAS154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Accounting Principles Board Opinion No. 20, Accounting Changes (APB 20) previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Company does not expect the adoption of SFAS154 to have a material impact on its earnings and financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*
    4.27 **Recent pronouncements** *(continued)*

In July 2005, the FASB issued FSP APB18-1, "Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence".

The FSP provides guidance on how an investor should account for its proportionate share of an investee's equity adjustments for other comprehensive income (OCI) upon a loss of significant influence. The Board believes that an investor's proportionate share of an investee's equity adjustments for OCI should be offset against the carrying value of the investment at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b) record the remaining balance in income. The guidance in this FSP is effective as of the first reporting period beginning after July 12, 2005. The Company does not expect the adoption of FSP APB18-1 to have a material impact on its earnings and financial position.

On October 6, 2005, the FASB issued FSP FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period".

The FSP addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. Rental costs incurred during and after a construction period are for the right to control the use of a leased asset during and after construction of a lessee asset. There is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense. The rental costs shall be included in income from continuing operations. The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005. Early adoption is permitted for financial statements or interim financial statements that have not yet been issued. A lessee shall cease capitalizing rental costs as of the effective date of this FSP for operating lease arrangements entered into prior to the effective date of this FSP. Retrospective application in accordance with SFAS154 is permitted but not required. The Company does not expect the adoption of FAS 13-1 to have a material impact on its earnings and financial position.

In February 2006 the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140". ("SFAS155").

SFAS155 resolves issues addressed in SFAS133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Company does not expect the adoption of SFAS155 to have a material impact on its earnings and financial position.

5. **COSTS AND EXPENSES**

Ore Reserve Development Expenditure
The Company has reassessed the useful life of on-reef Ore Reserve development expenditure with effect from January 1, 2004. The effect of this change in estimate on the results for 2004 was as follows:

	Year ended December 31, 2004		
(in millions, except per share data)	Impact $	Per basic common share (cents)	Per diluted common share[(1)] (cents)
Income before income tax provision	54	21	21
Taxation	(19)	(8)	(8)
Net income	35	13	13

[(1)] *The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.*

5. **COSTS AND EXPENSES** *(continued)*

Employment Severance Costs

Total employee severance costs amounted to $26 million for 2005 (2004: $7 million, 2003: $4 million) and were due to retrenchments in the South Africa region reflecting mainly downsizing of operations at Savuka in 2003 and rationalization of operations in 2004 (at Great Noligwa and TauTona) and in 2005 (at Great Noligwa, Kopanang, Savuka, TauTona and Mponeng).

Interest Expense

	2005 $	2004 $	2003 $
Finance costs on bank loans and overdrafts	21	11	16
Finance costs on corporate bond[1]	34	33	11
Finance costs on convertible bond[2]	27	23	-
Capital lease charges	2	2	1
Other	12	9	-
	96	78	28
Less : Amounts capitalized[3]	(16)	(11)	-
	80	67	28

[1] On August 21, 2003 AngloGold issued unsecured bonds in the aggregate principal amount of R2 billion ($300 million). Refer to Note 20.

[2] On February 27, 2004, AngloGold Holdings plc, a wholly-owned subsidiary of the Company, issued $1,000,000,000 2.375 percent guaranteed convertible bonds due 2009, convertible into ADSs and guaranteed by AngloGold Ashanti. Refer to Note 20.

[3] Interest capitalized on qualifying assets. Refer to Note 12.

Impairment of Assets

The impairment loss in respect of the reporting units arose from the declining values of the remaining ore reserves and is based on the estimated remaining cashflows computed at a discount. The impairment is made up as follows:

	2005 $	2004 $	2003 $
Australia			
Impairment of various mining assets and mineral rights based on net realizable value	-	1	9
Brazil			
Impairment of equipment based on fair value	-	-	1
Ghana			
Impairment of Bibiani mine following an assessment and reduction in life of mine based on fair value	37	-	-
Impairment of goodwill held in Bibiani. Refer to Note 3.	4	-	-
Impairment of tax rate concession agreements. Refer to Note 14.	20	-	-
South Africa			
Impairment of Goedgenoeg drilling and 1650 level decline drilling based on fair value	2	-	-
Impairment of East of Bank Dyke at TauTona access development based on fair value	4	-	-
Impairment of Western Ultra Deep Levels based on fair value	74	-	-
Impairment of Savuka based on fair value	-	-	59
Decline in value of non-marketable equity investments. Refer to Note 15.	-	-	6
Impairment of goodwill held in Gold Avenue, a subsidiary. Refer to Note 15.	-	2	-
	141	3	75

The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. The carrying value of the related asset is compared to its fair value .

The following estimates and assumptions were used by management when reviewing long-lived assets for impairments:

- revised life of mine plans which take into account production from Proven and Probable Ore Reserves as well as value beyond proven and probable reserves. For these purposes Proven and Probable Ore Reserves of approximately 63 million ounces (including joint ventures) as at December 31, 2005 were determined assuming a three year historical average gold price of $400 per ounce, A$556 per ounce in Australia and R86,808 per kilogram in South Africa;
- that the forward curve price points were consistent with the other factors which a market participant would consider and were, in the Company's judgement the best indicator of fair value. The Company therefore used the forward gold price curve existing in December 2005 for the 10 year period where there is a forward gold market and quoted forward prices for gold. Thereafter, the estimated gold price has been adjusted upward at 2.25 percent per year for the anticipated remaining life of the mine;
- a pre-tax discount rate adjusted for country and project risk for cash flows relating to mines not yet in commercial production and deep level mining projects based on the discount rate applicable to long-term US dollar market rates;
- foreign exchange rates are based on management's estimates;
- costs are estimated based on operational requirements, adjusted by inflation, and escalated 2.25 percent per year;
- cost savings are included for Obuasi and Tau Lekoa in the cash flow projections for 2007, 2008 and 2009. These savings are based on actions taken and plans implemented prior to year end.

The pre-tax discount rates applied in impairment calculations on assets which had impairment indicators or on reporting units with significant assigned goodwill are as follows:

	Percentage
South Africa [1]	6.0
Ghana [2]	6.5 to 8.5
Australia	5.4 to 6.3
Tanzania	6.5

[1] *As the Company does not have the intention to mine and no future cash flows are expected from the Western Ultra Deep Levels area (in South Africa), an impairment loss of $74 million was recorded during 2005.*

[2] *Based on a pre-tax discount rate of 6.5 percent in Ghana (at Bibiani) the estimated fair value amount did not support the carrying values and as a result, an impairment loss of $37 million on mining assets and $4 million on assigned goodwill was recorded during 2005. Refer to Note 3.*

The Company review and tests the carrying value of long-lived assets, including goodwill, when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. For long-lived assets other than goodwill, if the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, including goodwill, if any, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Goodwill is tested for impairment on an annual basis. Estimated future cash flows used to determine the fair value of goodwill and long-lived assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including: reserves and production estimates, together with economic factors such as spot and forward prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

Should management's estimate of the future not reflect actual events, further impairments may be identified. The factors that may affect future estimates include:

- changes in Proven and Probable Ore Reserves;
- changes in value beyond Proven and Probable;
- significant variations in grade from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforseen operational issues at mine sites;
- changes in capital, operating mining, processing and reclamation costs and foreign currency exchange rates; and
- changes in discount rates.

Based on analysis, the carrying value and estimated fair values (on a discounted basis) of reporting units that are most sensitive to gold price, ounces, costs and discount rate assumptions are:

	As at December 31, 2005	
	Carrying amount (including goodwill)	Estimated fair value (discounted)
	$	$
Ghana		
Iduapriem	214	230
Obuasi	1,586	1,591

An adverse change in assumptions which is not mitigated by a change in other factors may result in an impairment of these assets.

The Company cannot predict the possible effects of changes in assumptions for estimates of the future gold price and life of mines as at December 31, 2005, as these and others used in impairment testing of long-lived assets, including goodwill, are inextricably linked. In addition, for operations with functional currencies other than the dollar, movements in the dollar exchange rate may impact estimations of future production and life of mines.

It is therefore reasonably possible, based on existing knowledge, that future outcomes are different from current assumptions used in impairment testing of long-lived assets, including goodwill, which may result in material adjustments to existing carrying amounts.

Asset Retirement Obligations

The adoption of SFAS143 on January 1, 2003 resulted in an increase in Property, plant and equipment of $1 million, an increase in Provision for environmental rehabilitation of $4 million and a cumulative effect of adoption which decreased net income and stockholders' equity by $3 million. No increase in Deferred taxation was recorded upon the adoption of SFAS143.

	(in US Dollars, millions)
The following is a reconciliation of the total liabilities for asset retirement obligations:	
Balance as at December 31, 2004	209
Impact of acquisitions and disposals	-
Additions to liabilities	22
Liabilities settled	(9)
Accretion expense	5
Change in assumptions	108[1]
Translation	(10)
Balance as at December 31, 2005	325

[1] *Revisions relate to changes in laws and regulations governing the protection of the environment and factors relative to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These liabilities are anticipated to unwind beyond the end of the life of mine.*

Upon adoption of SFAS143, the total amount of recognized liabilities for asset retirement obligations was $137 million. These liabilities mainly relate to obligations at the group's active and inactive mines to perform reclamation and remediation activities in order to meet applicable existing environmental laws and regulations.

Certain amounts have been contributed to an irrevocable rehabilitation trust under the Company's control. The monies in the trust are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company's consolidated balance sheet. Cash balances held in the trust are classified as restricted cash in the Company's consolidated balance sheets for all periods presented. As at December 31, 2005 and 2004 the balances held in this trust (cash and investments) amounted to $85 million and $78 million, respectively. Besides these assets there were no other assets that were legally restricted for purposes of settling asset retirement obligations as at December 31, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

5. **COSTS AND EXPENSES** *(continued)*

Operating Lease Charges

Operating lease rentals are charged against income in a systematic manner related to the period the leased property will be used. Lease charges relate mainly to the hire of plant and machinery and other land and buildings.

Operating leases for plant and machinery are in terms of contracts entered with mining contractors to undertake mining at certain operations. The contracts are for specified periods, with renewals at the discretion of the respective operating mine and allow a right of first refusal on the purchase of the mining equipment in the case of termination of the contract. Certain contracts include the provision of penalties payable on early exiting or cancellation.

Rental Expense[1]

	2005 $	2004 $	2003 $
Comprising of:			
Minimum rentals	44	40	72
Contingent rentals	-	-	-
Sublease rentals	-	-	-
	44	40	72

[1] Included in production costs for each period presented.

Future minimum rental payments are:

2006	7
2007	1
2008	1
2009	1
2010	1
	11

(Profit)/loss on Sale of Assets

	2005 $	2004 $	2003 $
Profit on the sale of Mitchell Plateau and Cape Bougainville	(1)	-	-
Profit on disposal of Union Reefs Gold Mine[1]	-	(2)	-
Profit on disposal of Western Tanami assets[2]	-	(3)	-
Profit on disposal of Tanami Gold Mine	-	(3)	-
Profit on disposal of land, mineral rights and exploration properties	(2)	(6)	-
Loss on sale of Amapari project in Northern Brazil[3]	-	-	3
Sale of Jerritt Canyon Joint Venture[4]	-	-	(10)
Profit on sale of Queenstake Resources USA Inc. shares[4]	-	-	(3)
Profit on sale of shares held in East African Gold Mines Limited[5]	-	-	(25)
Gain on disposal of available-for-sale financial assets – Randgold Resources Limited[6]	-	-	(17)
Profit on sale of helicopter at Vaal River operations	-	-	(3)
	(3)	(14)	(55)

[1] The sale of Union Reefs Mine to the Burnside Joint Venture was announced on August 5, 2004.
[2] The sale of the Western Tanami Project to Tanami Gold NL was announced on January 20, 2004.
[3] The sale of the Amapari project in Northern Brazil was announced on May 23, 2003.
[4] Jerritt Canyon Joint Venture was disposed of effective June 30, 2003 and the shares acquired by AngloGold in Queenstake Resources USA Inc., as part of this transaction, were disposed of during November 2003.
[5] On July 8, 2003 AngloGold disposed of its investment of 8,348,600 shares held in East African Gold Mines Limited for a consideration of $25 million.
[6] In the second half of 2003, AngloGold disposed of 952,481 shares in Randgold Resources Limited, for a consideration of $23 million.

Results of operations for Union Reefs Gold Mine (assets disposed of):

	2005 $	2004 $	2003 $
Revenue	-	-	27
Net income before tax	-	-	3

The Union Reefs Gold Mine was disposed of as per Note 5 – (Profit)/loss on sale of assets.

5.   **COSTS AND EXPENSES** *(continued)*

Results of operations for the Western Tanami Project (assets disposed of):

	2005 $	2004 $	2003 $
Revenue	-	-	-
Net income before tax	-	-	5

The Western Tanami Project was disposed of as per Note 5 – (Profit)/loss on sale of assets.

Results of operations for Jerritt Canyon Joint Venture (assets disposed of):

	2005 $	2004 $	2003 $
Revenue	-	-	35[1]
Net (loss)/income before tax	-	-	(5)[1]

[1]   *The Jerritt Canyon Joint Venture was disposed of effective June 30, 2003. Refer to Note 5 – (Profit)/loss on sale of assets. Figures for 2003 are for the six months ended June 30, 2003.*

Mining Contractor Termination Costs

Mining contractor termination costs of $9 million (before taxation of $3 million) recorded in 2005 (2004: $nil million, 2003: $nil million) relate to contractor termination costs at Geita, in Tanzania, on the transition to owner mining completed in early August 2005.

6.   **RELATED PARTY TRANSACTIONS**

On October 26, 2005 Anglo American plc (AA plc) announced that it intended to reduce its shareholding in the Company, while still intending to remain a significant shareholder in the medium term. As at December 31, 2005 AA plc and its subsidiaries held an effective 50.88 percent (2004: 50.97 percent) interest in AngloGold Ashanti. The Company had the following transactions with related parties during the years ended December 31, 2005, 2004 and 2003:

(in millions)	December 31, 2005 Purchases by/(from) related party $	Amounts owed to/(by) related party $	December 31, 2004 Purchases by/(from) related party $	Amounts owed to/(by) related party $	December 31, 2003 Purchases by/(from) related party $
Related party transactions with holding Company AA plc	5	1	5	-	2
Related party transactions with subsidiaries of AA plc					
Boart Longyear Limited – mining services[1]	5	-	9	1	10
Mondi Limited – forestry	16	2	16	2	11
Scaw Metals – A division of Anglo Operations Limited – steel and engineering	6	1	5	1	5
Haggie Steel Wire Rope Operations[2]	8	1	9	-	7
Anglo Coal – a division of Anglo Operations Limited	1	-	1	-	-
Related party transactions with associates					
Rand Refinery Limited – gold refinery[3]	-	-	-	-	2
	41	5	45	4	37
Related party transactions of equity accounted joint ventures					
Societe d'Exploitation des Mines d'Or de Sadiola S.A.	-	-	1	-	1
Societe d'Exploitation des Mines d'Or de Yatela S.A.	-	-	1	-	-
Societe des Mines de Morila S.A.	(2)	-	(1)	-	(1)

[1]   *AA plc sold their interest in Boart Longyear Limited with effect from July 29, 2005.*
[2]   *Previously included in Scaw Metals – A division of Anglo Operations Limited.*
[3]   *Consolidated from 2004.*

7. **TAXATION**

	2005 $	2004 $	2003 $
(Loss)/income from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change was derived from the following jurisdictions:			
South Africa	(179)	(97)	197
Argentina	30	24	12
Australia	66	39	16
Brazil	81	102	71
Ghana	(139)	(39)	-
Guinea	(18)	(28)	-
Mali	-	-	-
Namibia	11	2	8
Tanzania	(86)	3	-
USA	(37)	(8)	1
Zimbabwe	-	-	-
Other, including Corporate and Non-gold producing subsidiaries	(92)	(23)	36
	(363)	(25)	341
Charge for income taxes attributable to continuing operations is as follows:			
Current:			
South Africa[1]	40	44	43
Argentina	-	(1)	-
Australia	6	2	-
Brazil[2]	23	15	17
Ghana	-	-	-
Guinea	-	-	-
Mali	-	-	-
Namibia	-	-	2
Tanzania	-	2	-
USA	(1)	-	-
Zimbabwe	-	-	-
Other	2	6	9
Total current	70	68	71

[1] Charges for current tax in 2005 and 2004 includes an increase in provision in respect of estimated tax payable amounting to $40 million and $40 million, respectively, as a result of the receipt of tax assessments for the years ended December 31, 1998, 1999 and 2000.

[2] Charges for current tax in 2005 includes $13 million relating to tax obligations as a result of a change in interpretation of legislation made by the Brazilian Superior Justice Court.

	2005 $	2004 $	2003 $
Deferred:			
South Africa[1]	(95)	(201)	85
Argentina[2]	10	10	(8)
Australia	10	5	3
Brazil	3	1	(1)
Ghana[3]	(110)	(11)	-
Guinea	2	(1)	-
Mali	-	-	-
Namibia	4	-	-
Tanzania	(12)	-	-
USA[4]	-	-	-
Zimbabwe	-	-	-
Other	(3)	(3)	(7)
Total deferred	(191)	(200)	72
Total income and mining tax (benefit)/expensed	(121)	(132)	143

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

7. **TAXATION** *(continued)*

(1) Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from mining operations. This formula also allows an initial portion of mining income to be free of tax. Non-mining income is taxed at a standard rate.

During 2004, the estimated deferred taxation rate was revised to reflect the future anticipated taxation rate at the time temporary differences reverses and deferred taxation was provided at a rate of 38 percent (2003: 46 percent) for temporary differences relating to mining operations. During 2005, deferred taxation was provided at a future anticipated taxation rate of 37 percent. In addition, charges for deferred taxation in 2005 include tax benefits of $13 million resulting from changes in enacted statutory tax rates.

The effect of the change in estimates on the results for 2005 and 2004 were as follows:

| | Year ended December 31, 2005 | | |
	Impact $	Per basic common share (cents)	Per diluted common share[a] (cents)
Income before extraordinary items	20	8	8
Extraordinary items	-	-	-
Net income	20	8	8

(a) The calculation of diluted earnings per common share for 2005 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds and 601,315 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.

| | Year ended December 31, 2004 | | |
	Impact $	Per basic common share (cents)	Per diluted common share[a] (cents)
Income before extraordinary items	158	63	63
Extraordinary items	-	-	-
Net income	158	63	63

(a) The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.

	2005 $	2004 $	2003 $

(2) Figures as stated for 2003, includes a change in estimate resulting in a reversal of a valuation allowance of $16 million. This related to mining operations in Argentina where deferred taxation assets were considered to be recoverable due to an improved gold price achieved and the stabilization of the local economy during 2003.

(3) Charges for deferred taxation in 2005 include tax benefits of $94 million resulting from changes in enacted statutory tax rates and is net of valuation allowances of $4 million (2004: $nil million).

(4) Net of valuation allowances of $2 million (2004: negative $6 million, 2003: $8 million).

The unutilized tax losses of the North American operations which are available for offset against future profits earned in the United States of America, amount to $198 million (2004: $192 million, 2003: $209 million).

The unutilized tax losses of the South American operations which are available for offset against future profits earned in these countries, amount to $nil million (2004: $nil million, 2003: $67 million)

The unutilized tax losses of the Ghanaian operation, acquired as part of the AngloGold Ashanti Business Combination, which are available for offset against future profits earned in this country, amount to $146 million (2004: $132 million).

7. **TAXATION** *(continued)*

	2005 $
Analysis of tax losses	
Assessed losses utilized during the year	-
Unutilized tax losses remaining to be used against future profits can be split into the following periods:	
Utilization required within one year	146
Utilization required within one and two years	-
Utilization required within two and five years	-
Utilization in excess of five years	198
	344

	2005 Amount	2005 %	2004 Amount	2004 %	2003 Amount	2003 %
Reconciliation between corporate income tax and statutory income tax is as follows:						
Corporate income tax at statutory rates	(134)	37	(10)	38	130	38
Formula variation in mining taxation rate for current period	(4)	1	(28)	112	(2)	-
Disallowable expenditure[1]	30	(8)	40	(160)	24	7
Non-taxable income	-	-	-	-	(30)	(9)
Effect of income tax rates of other countries	115	(32)	18	(72)	21	6
Impact of change in estimated deferred taxation rate	(127)	35	(158)	632	-	-
Other, net	(1)	-	6	(22)	-	-
Total income and mining tax (benefit)/expense	(121)	33	(132)	528	143	42

(1) Disallowable expenditure includes the impact of different tax rates applied to assets that are impaired.

	2005 $	2004 $
Deferred taxation liabilities and assets on the balance sheet as of December 31, 2005 and 2004, relate to the following:		
Deferred taxation liabilities:		
Depreciation, depletion and amortization	1,579	1,775
Product inventory not taxed	18	17
Derivatives	30	73
Other comprehensive income deferred taxation	-	6
Other	38	28
Total	1,665	1,899
Deferred taxation assets:		
Provisions, including rehabilitation accruals	(140)	(91)
Derivatives	(72)	(47)
Other comprehensive income deferred taxation	(101)	(16)
Other	(17)	(9)
Tax loss carry forwards	(244)	(297)
Total	(574)	(460)
Less: Valuation allowances	112	113
Total	(462)	(347)
Disclosed as follows:		
Deferred taxation assets	41	-
Deferred taxation liabilities	1,244	1,552
Short-term portion classified as other current liabilities	92	34
	1,152	1,518

7. **TAXATION** *(continued)*

The classification of deferred taxation assets is based on the related asset or liability creating the deferred taxation. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at December 31, 2005, the Company had unredeemed capital expenditure, in South Africa of $175 million, on which deferred tax has been provided at the future anticipated tax rate of 37 percent, which is available for deduction against future taxable mining income. This future deduction is utilizable against taxable mining income generated only from the Company's current mining operations and does not expire unless the Company ceased to operate for a period of longer than one year.

Analysis of Valuation Allowances

The movement in valuation allowances for the three years in the period ended December 31, is summarized as follows:

	Balance at beginning of period $	Charged to costs and expenses $	Deductions $	Balance at end of period $
Year ended December 31, 2005				
- Valuation allowance	113	19	(20)	112
Year ended December 31, 2004				
- Valuation allowance	86	45	(18)	113
Year ended December 31, 2003				
- Valuation allowance	97	5	(16)	86

8. **DISCONTINUED OPERATIONS**

The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has been discontinued as the operation has reached the end of its useful life. After a detailed investigation of several options and scenarios, and based on management's decision reached on February 1, 2005, mining operations at Ergo ceased on March 31, 2005 with only site restoration obligations remaining. The remaining available tonnage will be treated and cleaned through the tailings facility. The Company has reclassified the income statement results from the historical presentation to loss from discontinued operations in the condensed consolidated income statement for all periods presented. The condensed consolidated cash flow statement has been reclassified for discontinued operations for all periods presented. The results of Ergo for the years ended December 31, 2005, 2004 and 2003, are summarized as follows:

	Year ended December 31,					
		2005 Per share [(1)]		2004 Per share [(1)]		2003 Per share
	$	(cents)	$	(cents)	$	(cents)
Revenue	18	7	87	35	73	33
Costs and expenses	(62)	(24)	(98)	(39)	(71)	(32)
Pre-tax loss	(44)	(17)	(11)	(4)	2	1
Taxation	-	-	-	-	(4)	(2)
Net loss attributable to discontinued operations	(44)	(17)	(11)	(4)	(2)	(1)

(1) Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for 2005 and 2004 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their -effects are anti-dilutive for these periods. The calculation of diluted earnings/(loss) per common share for 2005 did not assume the effect of 601,315 shares issuable upon the exercise of stock incentive options as the their effects are anti-dilutive for this period.

	2005 $	2004 $	2003 $
9. (LOSS)/EARNINGS PER COMMON SHARE			
The following table sets forth the computation of basic and diluted (loss)/earnings per common share (in millions, except per share data):			
Numerator			
(Loss)/income before cumulative effect of accounting change	(270)	97	250
Cumulative effect of accounting change	(22)	-	(3)
Net (loss)/income – applicable to common stockholders	(292)	97	247
Denominator for basic (loss)/earnings per common share			
Weighted average number of common shares	264,635,634	251,352,552	222,836,574
Basic (loss)/earnings per common share (cents)			
Before cumulative effect of accounting change	(102)	39	112
Cumulative effect of accounting change	(8)	-	(1)
	(110)	39	111
Dilutive potential common shares			
Weighted average number of common shares	264,635,634	251,352,552	222,836,574
Dilutive potential of stock incentive options	- [2]	695,749	881,001
Dilutive potential of Convertible Bonds	- [1]	- [1]	-
Denominator for diluted (loss)/earnings per common share			
Adjusted weighted average number of common shares and assumed conversions	264,635,634	252,048,301	223,717,575
Diluted (loss)/earnings per common share (cents)			
Before cumulative effect of accounting change	(102)	38	112
Cumulative effect of accounting change	(8)	-	(1)
	(110)	38	111

[1] The calculation of diluted (loss)/earnings per common share for 2005 and 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.

[2] The calculation of diluted (loss)/earnings per common share for 2005 did not assume the effect of 601,315 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.

10. RESTRICTED CASH

Cash classified as restricted for use comprise of the following:			
Cash restricted by the prudential solvency requirements	3	4	
The Company is restricted from utilizing available funds in Geita Management Company Limited, up to a maximum of $25 million in respect of outstanding hedging contracts.	4	19	
Other	1	3	
	8	26	

	2005 $	2004 $

11. INVENTORIES

Short-term:

	2005 $	2004 $
Gold in process	93	157
Gold on hand	10	15
Ore stockpiles	47	52
Uranium oxide and sulphuric acid	14	10
Supplies	133	126
	297	360
Less: Heap leach inventory[1]	(37)	(105)
	260	255

[1] Short-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

Long-term:

	2005 $	2004 $
Gold in process	116	22
Ore stockpiles	30	13
Supplies	2	-
	148	35
Less: Heap leach inventory[1]	(116)	(22)
	32	13

[1] Long-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

12. PROPERTY, PLANT AND EQUIPMENT, NET

	2005 $	2004 $
Mine development[1]	4,861	4,553
Mine infrastructure	1,832	1,776
Mineral rights and other	166	225
Land	27	24
	6,886	6,578
Accumulated depreciation, depletion, amortization and impairment	(1,964)	(1,647)
Net book value December 31,	4,922	4,931

[1] Includes interest capitalized of $16 million (2004: $11 million). Refer to Note 5.

Mining assets with a net book value of $296 million (2004: $204 million) are encumbered by project finance. Refer to Note 20.

DEFERRED STRIPPING

Stripping costs incurred during the production phase to remove additional waste ore are deferred and charged to operating costs on the basis of the average life of mine stripping ratio. Refer to Note 4.9.

Movements in the deferred stripping costs balance were as follows:

	2005 $	2004 $
Opening balance	69	37
Amount deferred	28	28
Translation	8	4
Closing balance	105	69

Production costs for the years ended December 31, 2005, 2004 and 2003 as disclosed in the consolidated statements of income, would have increased by $28 million, $28 million and $32 million, respectively, if stripping costs were expensed rather than capitalized in these periods.

The full amount of stripping costs incurred during the production phase will not be expensed until the end of the life of the respective mines.

Under the current assumptions used, the following is an indication when the cumulative deferred stripping balance is expected to be fully amortized:

12. **PROPERTY, PLANT AND EQUIPMENT, NET** *(continued)*

	Open-pit operations Year
Argentina	
- Cerro Vanguardia	2014
Australia	
- Sunrise Dam	2011
Brazil	
- AngloGold Ashanti Mineração (formerly Morro Velho)	2010
Ghana	
- Bibiani	2005
- Iduapriem	2012
Guinea	
- Siguiri	2014
Namibia	
- Navachab	2016
Tanzania	
- Geita	2015
USA	
- Cripple Creek & Victor	2015

Total stripping costs net of amortization included in production costs in the consolidated statements of income for the periods ended December 31, 2005, 2004 and 2003 amounted to $189 million, $98 million and $54 million, respectively.

As described in Note 4.27 the Company plans to adopt the guidance of EITF Issue 04-6, "Accounting for Stripping Costs in the Mining Industry" on January 1, 2006.

	2005 $	2004 $
13. **ACQUIRED PROPERTIES, NET**		
Acquired properties, at cost	2,983	3,204
Accumulated amortization and impairment	(1,571)	(1,550)
Net book value December 31,	1,412	1,654

14. **GOODWILL AND OTHER INTANGIBLES**

Goodwill

The carrying amount of goodwill by reporting unit as of December 31, 2005 and 2004 and changes in the carrying amount of goodwill are summarized as follows:

	South Africa $	Australia $	Ghana $	Guinea $	Namibia $	Tanzania $	Total $
Balance at January 1, 2004	2	223	-	-	1	-	226
Purchase price allocation for Ashanti Business Combination. Refer to Note 3.	-	-	122	10	-	50	182
Goodwill previously held in Geita[1]	-	-	-	-	-	131	131
Impairment losses[2]	(2)	-	-	-	-	-	(2)
Translation	-	6	-	-	-	-	6
Balance at December 31, 2004	-	229	122	10	1	181	543
Impairment losses[3]	-	-	(4)	-	-	-	(4)
Translation	-	(15)	-	-	-	-	(15)
Balance at December 31, 2005	-	214	118	10	1	181	524

[1] The acquisition of an additional 50 percent acquired in Geita as part of the AngloGold Ashanti Business Combination, resulted in Geita being accounted for as a subsidiary of AngloGold Ashanti from April 26, 2004.

[2] During 2004, the Company recorded an impairment loss of $2 million relating to goodwill held in its subsidiary, Gold Avenue. Refer to Note 5 – Impairment of assets.

[3] During 2005, the Company recorded impairment losses of $4 million relating to goodwill held in Bibiani. Refer to Note 5 – Impairment of assets.

	2005 $	2004 $
Other intangibles, net		
Royalty rate and tax rate concession agreements[1]		
Gross carrying value	49	49
Accumulated amortization	(3)	(1)
Impairment losses	(20)	-
	26	48

[1] The government of Ghana agreed, as part of the AngloGold Ashanti Business Combination, to a concession on royalty payments at a fixed rate of 3 percent per year for a period of fifteen years. The fair value of the royalty rate concession is amortized on a straight line basis over a period of fifteen years with nil residual value.

In addition, the government of Ghana also agreed as part of the AngloGold Ashanti Business Combination, to a concession wherein income tax will not exceed a rate of 30 percent for a period of fifteen years. During 2005, enacted statutory tax rates in Ghana were reduced to 25 percent. This indicated an impairment and the Company recorded an impairment loss of $20 million (2004: $nil million). Refer to Note 5 – Impairment of assets.

Amortization expense included in the consolidated statements of income amounted to $2 million for 2005 (2004: $1 million, 2003: $nil million).

Based on carrying value at December 31, 2005, the estimated aggregate amortization expense for each of the next five years is as follows:

2006	2
2007	2
2008	2
2009	2
2010	2

	2005 $	2004 $
15. **OTHER LONG-TERM ASSETS**		
Investments in affiliates – unlisted	5	6
Investments in affiliates – listed	29	-
Investments in equity accounted joint ventures	324	344
Carrying value of equity method investments (see below)	358	350
Investment in marketable equity securities	15	29
Investment in non-marketable equity securities	3	3
Investment in non-marketable debt securities	84	75
Other non-current assets	36	55
	496	512

Investments in affiliates

Unlisted

The Company holds a 25.0 percent (2004: 26.6 percent) interest in Oro Group (Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year end of Oro Group (Proprietary) Limited is March. Results are included for the twelve months ended September 30, 2005.

Listed

The Company holds a 29.9 percent (2004: 17.5 percent) interest in Trans-Siberian Gold plc which is involved in the exploration and development of gold mines. The Company's initial 17.5 percent equity interest acquired in Trans-Siberian Gold plc during July 2004 was increased to 29.9 percent on May 31, 2005, the date on which the second subscription was completed. Refer to Note 3 – Acquisitions and disposals of businesses and assets. The year end of Trans-Siberian Gold plc is December. Results are included for the twelve months ended September 30, 2005. The fair value of the Company's share of the listed affiliate as at December 31, 2005 is $16 million. The investment is carried at carrying value of $29 million as the decrease in the market price is considered temporary. Subsequently, the fair value of this investment has increased to $25 million as at February 28, 2006.

Investments in equity accounted joint ventures

The Company holds the following interest in incorporated mining joint ventures, of which the significant financial operating policies are, by contractual arrangement, jointly controlled:

	December 31, 2005 percentage held	December 31, 2004 percentage held
Nufcor International Limited	50.00	50.00
Sadiola	38.00	38.00
Morila	40.00	40.00
Yatela	40.00	40.00
Geita[1]	N/A	50.00

[1] The Company acquired an additional 50 percent in Geita as part of the AngloGold Ashanti Business Combination, effective April 26, 2004 resulting in Geita being accounted for as a subsidiary of AngloGold Ashanti. Equity income from Geita is included for the period ended April 26, 2004.

The year ends of these entities are December. Results are included for the twelve months ended December 31.

	2005 $	2004 $
The difference between the carrying value of the investments in affiliates and joint ventures and the underlying equity in net assets is as follows:		
Carrying value of investments	358	350
Cost of investments	407	373
Undistributed loss since acquisition	(20)	(16)
Other than temporary decline in the value of investments	(3)	(3)
Other comprehensive income	(26)	(4)

15.   **OTHER LONG-TERM ASSETS** *(continued)*

	2005 $	2004 $
Investment in marketable equity securities	15[2]	29[1]

[1] Includes an initial investment of $16 million representing 17.5 percent interest acquired in Trans-Siberian Gold plc during July 2004.

[2] On May 31, 2005, the Company increased its interest in Trans-Siberian Gold plc to 29.9 percent and Trans-Siberian Gold plc has been accounted for as an affiliate from May 31, 2005. Refer to Investments in affiliates detailed above.

Total gains on marketable equity securities included in other comprehensive income amounts to $1 million (2004: $2 million).

	2005	2004
Investment in non-marketable equity securities	3	3

Investments in unlisted common stock comprise investments in various companies in South Africa for which a fair value is not readily determinable. The directors of the Company perform independent valuations of the investments on an annual basis to ensure that no decline other than a temporary diminution in the value of the investment has occurred. For the year ended December 31, 2005 a decline of $nil million was recorded (2004: $nil million, 2003: $6 million) and charged to income. Refer to Note 5 – Impairment of assets.

	2005	2004
Investment in non-marketable debt securities	84	75

Investments in non-marketable securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Environmental Protection Bond.

Investment in non-marketable debt securities held to maturity comprises:		
Government bonds (RSA)	14	14
Corporate bonds and notes	69	62
	84	75

As of December 31, 2005 the contractual maturities of debt securities were as follows:

Less than one year	57
Two to seven years	10
Seven to twelve years	1
More than twelve years	16
	84

Fair values of the held to maturity debt securities at December 31, 2005 and 2004 approximate cost.

Other non-current assets	2005	2004
Unsecured		
Loans to joint ventures[1]	-	30
Other[2]	16	15
	16	45

Non-current debtors	2005	2004
Prepayments and accrued income	4	4
Recoverable tax, rebates, levies and duties	16	6
	20	10
	36	55

[1] These loans have no fixed terms of repayment, are denominated in $ and accrue interest at LIBOR plus 2 percent per annum.

[2] Other comprises loans and receivables measured at amortized cost and post retirement assets measured according to the employee benefits accounting policy.

Equity accounted joint ventures
Summarized financial statements of the joint ventures which have been equity accounted are as follows (Geita – income for the period ended April 26, 2004 included) (100 percent shown):

15. **OTHER LONG-TERM ASSETS** *(continued)*

	2005 $	2004 $	2003 $
Statements of income for the period			
Sales and other income	600	546	740
Costs and expenses	(496)	(493)	(575)
Taxation	(6)	(1)	3
Net income	98	52	168
Balance sheets at December 31,			
Non-current assets	754	826	
Current assets	366	308	
	1,120	1,134	
Long-term liabilities	(97)	(113)	
Loans from shareholders	(27)	(65)	
Current liabilities	(176)	(74)	
Net assets	820	882	

	2005 $	2004 $

16. **ASSETS AND LIABILITIES HELD FOR SALE**

On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden rights in exchange for Aflease shares in a transaction valued at R75 million ($11 million) based on the fixed agreed number of shares and the listed market price thereof. The Company's investment held in Weltevreden consist of mineral participation rights purchased from Gold Fields Limited adjacent to the Tau Lekoa lease area in South Africa. On December 19, 2005, Aflease was acquired by sxr Uranium One Incorporated (formerly Southern Cross Incorporated) (sxr Uranium One). In terms of the agreement, the purchase price will be paid in the form of shares to be issued to the Company when certain conditions, precedent to the agreement, have been met. These conditions are that the Weltevreden rights are part of a mining rights conversion application and upon the South African Government granting the conversion rights, the Company will cede the Weltevreden mineral rights to Aflease. The Director-General of the South African Department of Minerals and Energy has notified the Company that the new order mining rights have been granted to AngloGold Ashanti, which are expected to be received during 2006. The related sxr Uranium One shares will then be issued to the Company as full settlement of the purchase price. The Company has reclassified the balance sheet amounts from the historical presentation to assets and liabilities of disposal groups classified as held for sale, in the asset and liability sections, respectively, for all periods presented. The carrying value of Weltevreden as at December 31, 2005 represents the lower of carrying amount and fair value less cost to sell. The fair value of the sxr Uranium One shares as at December 31, 2005 amounts to $19 million.

As at December 31, 2005 and 2004 the carrying amount of major assets and liabilities to be disposed of, included:

Property, plant and equipment	16	19
Deferred taxation	(6)	(7)
Net assets	10	12

17. **OTHER CURRENT LIABILITIES**

Deferred income	6	2
Deferred taxation. Refer to Note 7.	92	34
Related parties. Refer to Note 6.	5	4
Accrual for interest	-	10
Accrual for power	14	12
Unearned premiums	51	59
Other (including accrued liabilities)	31	65
	199	186

		2005 $	2004 $
18.	**SHORT-TERM DEBT**		
	Current maturities of long-term debt. Refer to Note 20.	160	315
19.	**OTHER NON-CURRENT LIABILITIES**		
	Deferred income	14	4
20.	**LONG-TERM DEBT**		
	Unsecured		
	Convertible bond(1)	1,008	1,008
	Fixed semi-annual coupon of 2.375% per annum. The bond is convertible, at the holders' option, into ADSs up to February 2009 and is US dollar-based. The bond is convertible at a price of $65.00 per ADS.		
	Corporate bond(2)	327	367
	Fixed semi-annual coupon of 10.50% per annum. The bond is repayable on August 28, 2008 and is ZAR-based.		
	Syndicated loan facility ($700 million)(3)	460	-
	Interest charged at LIBOR plus 0.4% per annum. Loan is repayable in January 2008 and is US dollar-based. The loan is subject to certain debt covenant arrangements for which no default event occurred.		
	Local money-market short-term borrowings	129	-
	Short-term borrowings at market related rates and are ZAR-based.		
	RMB International (Dublin) Limited	-	16
	Interest charged at LIBOR plus 0.82% per annum. Loan is of a short-term nature, and has no fixed repayment date and is US dollar-based.		
	Bank Belgolaise	4	5
	Interest charged at LIBOR plus 1.5% per annum. Loan is repayable in 24 equal monthly installments commencing October 2005 and is US dollar-based.		
	Local bank overdraft	-	-
	Short-term overdraft at market related rates and is ZAR-based.		
	Precious Fields Estates Company Ltd	1	1
	Annuity based repayments expiring October 2006. Loan is US dollar-based.		
	Syndicated loan facility ($600 million)(3)	-	265
	Interest charged at LIBOR plus 0.7% per annum. Loan was repaid in February 2005 and was US dollar-based. The loan is subject to certain debt covenant arrangements for which no default event occurred.		
	Iduapriem – Syndicated Project Finance	-	10
	Interest charged at LIBOR plus 2% per annum. Loan was repaid in February 2005 and was US dollar-based.		
	Australia and New Zealand Banking Group Limited(4)	-	-
	Total unsecured borrowings	1,929	1,672
	Secured		
	Capital leases		
	Senstar Capital Corporation(5)	10	13
	Interest charged at an weighted average rate of 6.83% per annum. Loans are repayable in monthly installments terminating in November 2009 and are US dollar-based. The equipment financed is used as security for these loans. Refer to Note 12.		
	Other secured loans		
	Geita Syndicated Project finance	-	1
	Interest charged at LIBOR plus 1.95% per annum. Loan was repaid in June 2005 and was US dollar-based. The loan was secured by a fixed and floating charge over the project assets (Refer to Note 12) and a pledge over the shares in the project Company.		
	Total long-term debt	1,939	1,686
	Current maturities included in short-term debt. Refer to Note 18.	160	315
		1,779	1,371

	2005	2004
	$	$
Scheduled minimum long-term debt repayments are:		
2006	160	
2007	4	
2008	773	
2009	1002	
2010	-	
	1,939	
The currencies in which the borrowings are denominated are as follows:		
United States dollars	1,483	1,319
South African rands	456	367
	1,939	1,686
Undrawn borrowing facilities as at December 31, 2005 are as follows:		
Syndicated loan ($700 million) – US dollar	245	-
Syndicated loan ($600 million) – US dollar	-	335
Citibank, N.A. – dollar	8	8
ABSA Bank Limited – dollar	42	-
FirstRand Bank Limited – rands	17	21
Nedbank Limited – rands	7	8
ABSA Bank Limited – rands	5	-
Commerzbank AG - rands	3	1
Australia and New Zealand Banking Group Limited – Australian dollar	37	39
	364	412
[1] Convertible Bond		
Senior unsecured fixed rate bond	1,000	1,000
Add: Accrued interest	8	8
	1,008	1,008

On February 27, 2004, AngloGold Holdings plc, a wholly-owned subsidiary of the Company, issued $1,000,000,000 2.375 percent guaranteed convertible bonds due 2009, convertible into ADSs and guaranteed by AngloGold Ashanti.

Subject to certain restrictions, holders of convertible bonds are entitled to convert each convertible bond into an AngloGold Ashanti ADSs at the then applicable conversion price at any time from April 8, 2004 to February 20, 2009, or, if the convertible bonds are called for redemption earlier than February 27, 2009, the seventh business day prior to the date of early redemption.

If the bonds have not been converted by February 20, 2009, they will be redeemed at par on February 27, 2009. AngloGold Holdings plc has the option of calling an early redemption of all the bonds 3 years after their issuance, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days.

The initial conversion price for the convertible bonds was $65.00 per ADS. The conversion premium to the reference volume weighted average price of the ADSs on the New York stock exchange of $40.625 on February 19, 2004, when the issue of the convertible bonds was announced, was 60 percent. If all bond holders exercise their option to convert their bonds into ADSs and assuming no adjustments are made to the initial conversion price, up to 15,384,615 new ADSs will be issued. The conversion ratio is subject to adjustment in case of various corporate events including share splits and capital distributions.

The calculation of diluted (loss)/earnings per common share for 2005 and 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods. Refer to Note 9.

The proceeds of the issue, after payment of expenses, were utilized by AngloGold Ashanti to refinance amounts outstanding under credit facilities, to meet transaction costs in connection with the acquisition of Ashanti and for general corporate purposes, including planned capital expenditure.

	2005 $	2004 $
[2] Corporate Bond		
Senior unsecured fixed rate bond	315	354
Add: Accrued interest	12	13
	327	367

On August 21, 2003, AngloGold issued unsecured bonds in the aggregate principal amount of R2 billion ($300 million) at a fixed semi-annual coupon of 10.50 percent per annum. The bond is repayable on August 28, 2008, subject to early redemption at the Company's option and is listed on the Bond Exchange of South Africa. The net proceeds of the bond are for general corporate purposes.

[3] Syndicated loan facilities ($600 million) and ($700 million)
On February 7, 2002, the group entered into a new three year $600 million unsecured syndicated borrowing facility, at a margin of 0.7% over LIBOR, that was used in part to refinance near-term maturing debt. This facility was repaid on February 4, 2005 and a new three-year $700 million syndicated facility was signed in January 2005 with an interest charge of LIBOR plus 0.4% per annum. The three-year $700 million syndicated facility was used to repay the maturing facility of $600 million and is available for general corporate purposes. The amount drawn under this facility was $460 million as at December 31, 2005.

[4] Australia and New Zealand Banking Group Limited
On October 14, 2002, a new loan facility of A$50 million was arranged with the Australia and New Zealand Banking Group Limited, at 0.35% over the Bank Bill Swop Reference Rate. The facility, originally repayable by September 2003, has been extended to September 2006. There was $nil million drawn under this facility as at December 31, 2005.

On August 21, 2003, AngloGold issued unsecured bonds in the aggregate principal amount of R2 billion ($300 million) at a fixed semi-annual coupon of 10.50 percent per annum. The bond is repayable on August 28, 2008, subject to early redemption at the Company's option and is listed on the Bond Exchange of South Africa. The net proceeds of the bond are for general corporate purposes.

[3] Syndicated loan facilities ($600 million) and ($700 million)
On February 7, 2002, the group entered into a new three year $600 million unsecured syndicated borrowing facility, at a margin of 0.7% over LIBOR, that was used in part to refinance near-term maturing debt. This facility was repaid on February 4, 2005 and a new three-year $700 million syndicated facility was signed in January 2005 with an interest charge of LIBOR plus 0.4% per annum. The three-year $700 million syndicated facility was used to repay the maturing facility of $600 million and is available for general corporate purposes. The amount drawn under this facility was $460 million as at December 31, 2005.

[4] Australia and New Zealand Banking Group Limited
On October 14, 2002, a new loan facility of A$50 million was arranged with the Australia and New Zealand Banking Group Limited, at 0.35% over the Bank Bill Swop Reference Rate. The facility, originally repayable by September 2003, has been extended to September 2005. There was $nil million drawn under this facility as at December 31, 2005.

[5] Capital leases
Senstar capital corporation
Capital leases are for specific periods, with terms of renewal but no purchase options or escalation clauses. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2005 and 2004, Property, plant and equipment includes $18 million and $18 million of assets under capital leases and $10 million and $7 million of related accumulated depreciation, respectively. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for all periods presented. The weighted average interest rate on the leases existing at December 31, 2005 is 6.83%. Payments are made monthly, including interest, through 2009.

20. **LONG-TERM DEBT** *(continued)*

	2005 $	2004 $
Future minimum lease payments under capital leases together with the present value of minimum lease payments as of December 31, 2005 are:		
2006	3	
2007	3	
2008	3	
2009	3	
Total minimum lease payments	12	
Less interest	(2)	
Present value of net minimum lease payments	10	
Less current portion	(3)	
Long-term capital lease obligation	7	

21. **PROVISION FOR ENVIRONMENTAL REHABILITATION**

Accrued environmental rehabilitation costs	325	209

Long-term environmental obligations comprising decommissioning and restoration are based on the group's environmental management plans, in compliance with the current environmental and regulatory requirements.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused from establishing mining operations.

Decommissioning costs, representing obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets, are accounted for in accordance with the provisions of SFAS143. The effect of adoption of SFAS143 in respect of decommissioning is described in Note 5 – Asset retirement obligations.

Restoration costs

The provision for restoration represents the closure cost for restoration of site damage. Rehabilitation of site damage only commences at the closure stage of the mine. Site damage are not costs associated with the construction or normal operations of long-lived assets and do not create probable future economic benefits.

At each reporting balance sheet date, gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a credit adjusted risk free rate.

While the ultimate amount of rehabilitation cost to be incurred in the future is uncertain, the Company has estimated that the total cost for mine rehabilitation and closure, in current monetary terms, will be $426 million which includes a total estimated liability of $19 million in respect of equity accounted joint ventures. Refer to Note 15. Certain amounts have been contributed to an irrevocable rehabilitation trust under the Company's control. The monies in the trust are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company's consolidated balance sheet. Cash balances held in the trust are classified as restricted cash in the Company's consolidated balance sheets for all periods presented. AngloGold Ashanti USA has posted reclamation bonds with various federal and governmental agencies to cover environmental rehabilitation obligations. Refer to Note 24.

The Company intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

22. **OTHER ACCRUED LIABILITIES**

	2005	2004
Other accrued liabilities	19	13
Other accrued liabilities include the following:		
Provisions for labour and civil claim court settlements for South American operations[1]	19	13
Provision for employee compensation claims in Australia[2]	-	-
	19	13

[1] *Other provisions consist of claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, government fiscal claims relating to levies and surcharges and closure costs of old tailings operations. These liabilities are anticipated to unwind over the next two to five years.*

[2] *Comprises workers compensation claims with regard to work related incidents. The liability is anticipated to unwind over the next three to five year period. (Values are less than $0,5 million.)*

		2005 $	2004 $
23.	**PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS**		
	Accrued liability	200	173

The provision for pension and post-retirement medical funding represents the provision for health care and pension benefits for employees, retired employees and their dependants. The post-retirement medical liability is assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit actuarial valuation method. Refer to Note 28. The costs of post-retirement benefits are made up of those obligations which the group has towards current and retired employees.

24.	**COMMITMENTS AND CONTINGENCIES**		
	Capital expenditure commitments[1]		
	Contracts for capital expenditure	186	148
	Authorized by the directors but not yet contracted for	725	658
		911	806
	Allocated for:		
	Project expenditure		
	- within one year	190	308
	- thereafter	106	148
		296	456

[1] *Including commitments through contractual arrangements with equity accounted joint ventures.*

		2005 $	2004 $
	Stay in business expenditure		
	- within one year	572	145
	- thereafter	43	205
		615	350

The South African Department of Water Affairs and Forestry issued a new Directive on November 1, 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary) Limited, Simmer and Jack Mines Limited (collectively known as Simmers who purchased the Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining Company Limited, AngloGold Ashanti and Stilfontein Gold Mining Company to share equally, the costs of pumping water at Stilfontein's Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold Limited's threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on March 22, 2005. Simmers have purchased the Buffelsfontein shafts from DRDGold Limited and have assumed the water management liabilities associated with the Buffelsfontein shafts. The Directive also orders the mining companies to submit an agreement and a joint proposal towards the long term sustainable management of water arising from the mining activities in the area. The Company believes that it is not liable to fund these pumping costs but cannot make any assurances regarding the ultimate result until the matter has been settled

The Company has identified a number of possible groundwater pollution sites at its current operations in South Africa. The Company has investigated a number of different technologies and methodologies that could possibly be used to remediate pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated in South Africa. Present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

	2005 $	2004 $
Following the decision to discontinue operations at Ergo in 2005, employees' surplus to requirement have had their service contracts terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and attendant environmental obligations which are expected to be completed by 2015. The retained employees may resign, be transferred within the group, attain retirement age or be retrenched as their current position is made redundant. The Company is currently unable to determine the effects, if any, of any potential retrenchment costs.		
Re-export arrangements regarding certain artifacts:	5	1
AngloGold Ashanti has undertaken to re-export certain gold artifacts temporarily imported into South Africa, for which custom and value added tax was waived. The Company will be required to pay if it fails to comply with the re-export arrangements agreed with the South African Revenue Service.		
Oro group surety given amounting to:	16	-
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($16 million). The suretyship agreements have a termination notice period of 90 days.		
Serra Grande sales tax on gold deliveries amounting to:	29	-
Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. The Serra Grande Joint Venture is co-owned with Kinross Gold Corporation. The Company manages the operation and its share of the assessment is approximately $29 million. The Company believes the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.		
AngloGold Offshore Investments Limited guarantee of the Nufcor International Limited loan facility:	25	40
AngloGold Offshore Investments Limited, a wholly-owned subsidiary of the Company, has given a guarantee of 50 percent of the Nufcor International Limited loan facility with RMB International (Dublin) Limited. Nufcor International Limited is accounted for under the equity method. Refer to Note 15.		
Hedging guarantees of due performance by the Geita Management Company Limited (GMC):	172	-
The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The guarantee shall remain in force until no sum remains to be paid under the Hedging Agreements and the Bank has irrevocably recovered or received all sums payable to it under the Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the Hedging Agreements. At December 31, 2005 the marked-to-market valuation of the GMC hedge book was negative $172 million.		
North and South America delivery guarantees given amounting to:	-	-
The Company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its wholly-owned subsidiaries AngloGold Ashanti USA Inc. and AngloGold Ashanti South America under their respective gold hedging agreements.		

	2005 $	2004 $
Ashanti Treasury Services guarantees given amounting to:	723	494
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc have provided guarantees to several counterparty banks for the hedging commitments of its wholly owned subsidiary Ashanti Treasury Services Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the Hedging Agreements. At December 31, 2005 the marked-to-market valuation of the ATS hedge book was negative $723 million.		
The Company had provided a letter of credit in favor of the Geita project finance lenders for:	-	19

The letter of credit may be called if Geita Gold Mining Limited fails to perform under their project finance agreement and has a potential maximum tenor in accordance with this agreement. See Note 20 – Long-term debt – Geita Project Finance. In this event, Geita Gold Mining Limited would be liable to the Company. All project finance obligations have been fully repaid during 2005.

In addition to the above, the Company has contingent liabilities in respect of certain claims, disputes and guarantees which are not considered to be material.

With operations in several countries on several continents, many of which are emerging markets, AngloGold Ashanti is subject to, and pays annual income taxes under the various income tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company's business conducted within the country involved. Management believes based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.

Vulnerability from concentrations

The majority of AngloGold Ashanti's 63,993 employees (2004: 65,400, 2003: 55,439) are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body which represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-year validity period. The most recent settlement negotiation was completed in July 2005, when the parties reached an agreement covering the period from July 1, 2005 to June 30, 2007.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government. Reimbursable value added tax due from the Malian government to the group amounts to $25 million, at December 31, 2005 (December 31, 2004: $14 million). The last audited value added tax return was for the period ended June 30, 2005 and at that date $12 million was still outstanding and $13 million is still subjected to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits. The government of Mali is a shareholder in all of the group's entities in Mali and has promised to provide a repayment plan for the amounts due. Due to this uncertainty, the amounts, although reported as current assets, may take longer than 12 months to be received.

Reimbursable fuel duties from the Malian government to the group amount to $13 million at December 31, 2005 (December 31, 2004: $13 million). Fuel duties are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the Department of Mining, and secondly, the Customs and Excise authorities. The Customs and Excise department has approved $7 million which is still outstanding, while $6 million is still subject to authorization. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations. The government of Mali is a shareholder in all of the group's entities in Mali and has promised to provide a repayment plan for the amounts due. Due to this uncertainty the amounts, although reported as current assets, may take longer than 12 months to be received.

25. **STOCKHOLDERS' EQUITY**

The authorized common stock of the Company was increased in 1998 to 400,000,000 shares of common stock of 25 ZAR cents each principally to meet its obligations regarding the proposed merger of AAC gold interests through the Company. No changes to the authorized shares of common stock of AngloGold Ashanti were made in 2005.

During 2005, 475,538 shares of common stock were issued as part of the share incentive scheme for a consideration of $9 million.

During 2004, 41,326,552 shares of common stock in AngloGold Ashanti were issued as follows:
- 192,800 shares of common stock were issued as part of the share incentive scheme for a consideration of $3 million.
- 41,133,752 shares of common stock in the Company were issued to facilitate the share swap for the acquisition of Ashanti Goldfields Company Limited, amounting to $1,544 million.

During 2003, 514,320 shares of common stock in the Company were issued as follows:
- 508,020 shares of common stock were issued as part of the share incentive scheme and 6,300 shares of common stock were issued in terms of the Acacia Employee Option Plan for a consideration of $8 million.

At a general meeting of shareholders held on April 29, 2005, shareholders approved, as a general authority, authorization to the board of directors to allot and issue, in their discretion, and for such purposes as they may determine, up to 10 percent of the authorized but unissued common stock of 25 ZAR cents each in the share capital of the Company (subject to the South African Companies Act and the Listings Requirements of the JSE Securities Exchange South Africa) after setting aside so many common stock of 25 ZAR cents each as may be required to be allotted and issued by the Company pursuant to the AngloGold Share Incentive Scheme and for the purposes of the conversion of the $1,000,000,000, 2.375 percent guaranteed Convertible Bonds issued by AngloGold Holdings plc. Refer to Note 30 and Note 20. As at December 31, 2005 of the total unissued common stock of 135,061,568 of 25 ZAR cents each, 11,281,297 of 25 ZAR cents each was under the control of the directors until the forthcoming annual general meeting. In terms of a specific authority granted at the general meeting of stockholders held on March 29, 1993, the directors are authorized to issue the 4,221,104 unissued B redeemable preferred stock of 1 ZAR cent each to Eastvaal Gold Holdings Limited.

26. **FINANCIAL RISK MANAGEMENT ACTIVITIES**

In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.

The financial risk management activities objectives of the group are as follows:
- Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;
- Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity planning and procedures;
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts;
- Ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

A number of products, including derivatives are used to satisfy these objectives. Forward sales contracts and call and put options are used by the group to manage its exposure to gold price and currency fluctuations.

SFAS133 requires that derivatives be accounted for as follows:
- Commodity based ("normal purchase or normal sale") contracts that meet the requirements of SFAS138, and are designated as such, are recognized in product sales when they are settled by physical delivery.
- Where the conditions in SFAS133 for hedge accounting are met, the derivative is recognized on the balance sheet as either a derivative asset or derivative liability, and recorded at fair value. For cash flow hedges the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in product sales. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur. Of the contracts accounted for as cash flow hedges, contracts with a carrying value, net of tax, of negative $129 million at December 31, 2005 are expected to be recycled from other comprehensive income and recognized in product sales during 2006.

- All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings as gains or losses on derivatives in the period in which they occur.

Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows for all periods presented. Contracts that contain 'off-market' terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified within the financing activities section of the consolidated cash flow statement. Contracts that contain 'off-market' terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated cash flow statement.

Loss on non-hedge derivatives of $151 million (2004: $131 million loss) (2003: $119 million gain) was included in the current year income statement.

Gold price and currency risk management activities

Gold and currency hedging instruments are denominated in South African rands, US dollars, Australian dollars and Brazilian Real. The hedging instruments utilized are forward sales contracts, purchased and sold put options and purchased and sold call options and gold lease rate swaps. The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in the light of changes in operational forecasts, market conditions and the group's hedging policy as set by the board of directors. The group's reserve and financial strength has allowed it to arrange unmargined credit lines of up to ten years with counterparties.

Some of the instruments described above are designated and accounted for as cash flow hedges. The hedged forecast transactions are expected to occur over the next 5 years, in line with the maturity dates of the hedging instruments.

Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of outstanding forward sales type contracts at the end of 2005 was 159,783kg (2004: 256,409kg).

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date. The group's risk in selling call options is unlimited but mitigated by the fact that the group produce the commodity required by the option and would benefit by the same quantity as the option loss by selling production in the open market. The group's risk in selling put options is unlimited but mitigated by put options purchased.

Net delta open hedge position as at December 31, 2005

The group has an established practice of actively managing its hedged commitments under changing market circumstances. A substantial restructuring of the hedge book was concluded between December 2004 and January 2005 was followed by a smaller restructuring of the hedging commitments of the Geita Management Company following the repayment of project finance loans.

As of December 31, 2005, the hedge book reflected a net delta tonnage position of 10.84 million ounces (337 tonnes) or 35 percent of the next 5 years forecast production.

The marked-to-market value of all hedge transactions, irrespective of accounting designation, making up the hedge positions was a negative $1,941 million as at December 31, 2005 (as at December 31, 2004: negative $1,161 million). These values were based on a gold price of $517.00 per ounce, exchange rates of R/$6.305 and A$/$0.7342 and the prevailing market interest rates and volatilities at 31 December 2005.

These marked-to-market valuations are not predictive of the future value of the hedge position nor of future impact on the revenue of the Company. The mark-to-market represents the current value of the hedge book at market prices and rates available at that time.

The group had the following net forward pricing commitments outstanding against future production as at December 31, 2005.

26. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

Year		2006	2007	2008	2009	2010	2011-2015	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	8,592	25,469	30,076	26,288	16,328	37,239	143,992
	$ per oz	$279	$357	$365	$380	$382	$411	$375
Put options purchased	Amount (kg)	8,592	1,455					10,047
	$ per oz	$345	$292					$337
Put options sold	Amount (kg)	6,532		855	1,882	1,882	7,527	18,678
	$ per oz	$389		$390	$400	$410	$435	$411
Call options purchased	Amount (kg)	12,144	6,357					18,501
	$ per oz	$346	$344					$345
Call options sold	Amount (kg)	32,157	32,544	32,500	31,194	28,054	72,911	229,360
	$ per oz	$386	$387	$393	$418	$429	$497	$432
RAND GOLD								
Forward contracts	Amount (kg)		2,449		933			3,382
	Rand per kg		R97,520		R116,335			R102,711
Put options purchased	Amount (kg)	1,875						1,875
	Rand per kg	R93,602						R93,602
Put options sold	Amount (kg)	2,333						2,333
	Rand per kg	R93,713						R93,713
Call options sold	Amount (kg)	3,306	311		2,986	2,986	2,986	12,575
	Rand per kg	R102,447	R108,123		R202,054	R216,522	R230,990	R183,851
AUD DOLLAR GOLD								
Forward contracts	Amount (kg)	*(3,110)	6,843	2,177	3,390	3,110		12,410
	A$ per oz	A$625	A$640	A$665	A$656	A$684		A$664
Call options sold	Amount (kg)	3,110	3,732	3,110	1,244	3,110		14,308
	A$ per oz	A$673	A$668	A$680	A$694	A$712		A$683
**Total net gold:	Delta (kg)	23,848	56,229	59,740	57,703	42,074	97,482	337,076
	Delta (oz)	766,730	1,807,802	1,920,683	1,855,192	1,352,709	3,134,115	10,837,231
Hedge delta as a percentage of current production levels (%)		12%	29%	31%	30%	22%	10%	18%

* Indicates a long position from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to manage and reduce the size of the hedge book.

** The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2005. The delta positions indicated above includes positions from equity accounted joint ventures. Refer to Note 15.

Gold lease rate swaps

	Year	2006	2007	2008	2009	2010	2011-2015
Gold borrowing cost associated with forward contracts[1]	Amount ('000oz)	250	270	100	130	100	-
	Interest rate %	0.3%	0.6%	0.8%	1.0%	1.7%	
Gold lease rate swaps[2]	Amount ('000oz)	708	1,334	1,168	898	641	423
	Interest rate %	1.2%	1.8%	1.8%	1.8%	1.8%	1.8%
Gold lease rate swap[3]	Amount ('000oz)	320	280	240	200	160	120
	Interest rate %	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
	$ per ounce	302	302	302	302	302	302

[1] Gold borrowing cost relating to Australian dollar gold forwards:
The Australian dollar denominated gold forward contract prices are shown on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract. The net prices shown in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices at the financial statement date. The amount shown under "Gold borrowing cost associated with forward contracts" in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statement.

[2] The gold lease rate swaps are contracts where the Company receives a fixed percentage of the outstanding amount in gold and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the weighted average fixed rate that the Company will receive for that period.

[3] The gold lease rate swap is a contract where the Company receives a fixed percentage of the outstanding amount at a fixed US dollar gold price and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the average fixed rate that the Company will receive during that period. The US$ price is the average rate at which the fixed interest amount in gold is converted to US dollars.

Year		2006	2007	2008	2009	2010	2011-2015	Total
DOLLAR SILVER								
Put options purchased	Amount (kg)	43,545	43,545	43,545				130,635
	$ per oz	$7.11	$7.40	$7.66				$7.39
Put options sold	Amount (kg)	43,545	43,545	43,545				130,635
	$ per oz	$6.02	$5.93	$6.19				$6.05
Call options sold	Amount (kg)	43,545	43,545	43,545				130,635
	$ per oz	$8.11	$8.40	$8.64				$8.39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
26. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

Foreign exchange price risk protection agreements

The group enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the group's foreign currency hedging activities is to protect the group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

The following table indicates the group's currency hedge position at December 31, 2005

	Year	2006	2007	2008	2009	2010	2011-2015	Total
RAND DOLLAR (000)								
Put options purchased	Amount ($)	60,000						60,000
	Rand per $	R6.89						R6.89
Putl options sold	Amount ($)	60,000						60,000
	Rand per $	R6.56						R6.56
Call options sold	Amount ($)	60,000						60,000
	Rand per $	R7.28						R7.28
AUD DOLLAR (000)								
Forward contracts	Amount ($)	59,149						59,149
	$ per A$	$0.75						$0.75
Put options purchased	Amount ($)	80,000						80,000
	$ per A$	$0.73						$0.73
Put options sold	Amount ($)	80,000						80,000
	$ per A$	$0.76						$0.76
Call options sold	Amount ($)	130,000						130,000
	$ per A$	$0.72						$0.72
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	24,000	4,000					28,000
	BRL per $	BRL3.18	BRL3.31					BRL3.20
Call options sold	Amount ($)	20,000						20,000
	BRL per $	BRL3.29						BRL3.29

As at December 31, 2005 certain of the hedging positions reported in the above tables were governed by early termination options in favor of certain counterparts.

Interest rate and liquidity risk
Fluctuations in interest rates impacts on interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. The group is able to actively source financing at competitive rates.

The Syndicated $600 million loan facility was repaid on February 4, 2005, and a new three-year $700 million Syndicated loan facility was signed in January 2005, with an interest rate of LIBOR plus 0.4% per annum. The Company has sufficient undrawn borrowing facilities available to fund working capital requirements.

Cash and loans advanced maturity profile

Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year	$	9	3.8	64	3.6
	ZAR	52	6.0	12	5.9
	A$	22	5.4	30	6.0
	EUR	1	3.8	5	2.5
	HKD			1	1.8
	BRL			10	19.0
	ARS			2	5.1
	NAD			45	7.5

26.   **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

Borrowings maturity profile

Currency	Within one year — Borrowings Amount (million)	Effective Rate %	Between one and two years — Borrowings Amount (million)	Effective Rate %	Between two and five years — Borrowings Amount (million)	Effective Rate %
$	47	5.0	10	5.3	1,466	3.3
ZAR	894[(1)]	7.4			2,000	10.5

Interest rate risk

Currency	Fixed for less than one year — Borrowings Amount (million)	Effective Rate %	Fixed for between one and three years — Borrowings Amount (million)	Effective Rate %	Fixed for greater than three years — Borrowings Amount (million)	Effective Rate %	Total borrowings amount (million)
$	501	5.3	22	5.3	1,000	2.4	1,523
ZAR	894[(1)]	7.4			2,000	10.5	2,894

[(1)] Includes R73 million interest accrual on the corporate bond as at December 31, 2005.

Interest rate swaps
The group previously entered into a convertible interest rate swap. The swap was a derivative instrument as defined by SFAS133. The swap, done on the back of the $1 billion Convertible Bond, converted the fixed coupon of 2.375% per annum into a LIBOR-based floating rate. The swap was not designated as a fair value hedge. The swap was unwound during September 2005, based on the group's view of US dollar interest rates.

The group previously entered into interest rate swap agreements to convert R750 million ($133 million) of its R2,000 million ($354 million) ZAR denominated fixed rate Bond to variable rate debt. The swaps were not designated as fair value hedges. The interest rate swaps were unwound during April 2005, based on the group's view of ZAR interest rates.

Credit risk
Realization of all these contracts is dependent upon the counterparts performing in accordance with the terms of the contracts. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. The Company spreads its business over a number of financial and banking institutions of good credit quality and believes that no concentration of credit risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee makes recommendation for board approval of all counterparts and the limits to be applied against each counterpart. Where possible, management tries to ensure that netting agreements are in place.

The combined maximum credit exposure at the balance sheet date amounts to $713 million on a contract by contract basis. Credit risk exposure netted by counterparts amounts to $18 million. No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.

The table below provides a summary of the number, type and credit quality of AngloGold Ashanti's hedge counterparts.

Number of Counterparts	Type	Credit Rating (Fitch)
2	International Bank	AAA
4	International Bank	AA+
4	International Bank	AA
9	International Bank	AA-
3	International Bank	A+
3	International Bank	A
1	International Bank	A-
1	International Bank	BBB
1	South African Bank	AAAzaf) (International BBB+)
1	South African Bank	AA+zaf) (International BBB+)
1	South African Bank	AA(zaf) (International BBB)
1	South African Bank	AA-(zaf) (International BBB)
1	South African Bank	A+(zaf) (International BBB-)
5	Brazilian Bank	AA(bra)
1	Trade Finance House	Not rated

AngloGold Ashanti does not anticipate non-performance by any counterparts.

26.   **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. In certain cases these estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, as measured at December 31, 2005 and 2004, are as follows:

	December 31, 2005		December 31, 2004	
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
Cash and cash equivalents	196	196	276	276
Restricted cash	8	8	26	26
Short-term debt	160	160	315	315
Long-term debt	1,779	1,803	1,371	1,364
Derivatives	(935)	(1,941)	(662)	(1,161)
Forward sales type agreements	(355)	(909)	(511)	(647)
Option contracts	(612)	(1,058)[1]	(185)	(507)[1]
Foreign exchange contracts	6	6	17	17
Foreign exchange option contracts	(5)	(5)	(2)	(2)
Interest rate swaps – Gold	31	25	21	(20)
Sub total – Hedge derivatives	(935)	(1,941)	(660)	(1,159)
Interest rate swaps – Non-gold	-	-	(2)	(2)

[1]   Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.

Derivative analyses by accounting designation

	December 31, 2005			
	Normal purchase and sale exemption	Cash flow hedge accounted	Non hedge accounted	Total
Forward sales type agreements	(554)	(342)	(13)	(909)
Option contracts	(446)	(4)	(608)	(1,058)
Foreign exchange contracts	-	8	(2)	6
Foreign exchange option contracts	-	-	(5)	(5)
Interest rate swaps – Gold	(6)	-	31	25
Interest rate swaps – Non-gold	-	-	-	-
Total	(1,006)	(338)	(597)	(1,941)

	December 31, 2004			
	Normal purchase and sale exemption	Cash flow hedge accounted	Non hedge accounted	Total
Forward sales type agreements	(136)	(252)	(259)	(647)
Option contracts	(322)	(1)	(184)	(507)
Foreign exchange contracts	-	15	2	17
Foreign exchange option contracts	-	-	(2)	(2)
Interest rate swaps – Gold	(41)	-	21	(20)
Interest rate swaps – Non-gold	-	-	(2)	(2)
Total	(499)	(238)	(424)	(1,161)

26. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

Derivatives maturity profile

	Total $	2005 Assets $	Liabilities $
Total	(935)	713	(1,648)
Less: Amounts to mature within twelve months of balance sheet date	446	(675)	1,121
Amounts maturing between one and two years	162	(30)	192
Amounts maturing between two and five years	249	(8)	257
Amounts to mature thereafter	(78)	-	(78)

	Total $	2004 Assets $	Liabilities $
Total	(662)	678	(1,340)
Less: Amounts to mature within twelve months of balance sheet date	115	(491)	606
Amounts maturing between one and two years	284	(128)	412
Amounts maturing between two and five years	153	(59)	212
Amounts to mature thereafter	(110)	-	(110)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Receivables, cash and cash equivalents and other current liabilities
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt
The fair value of listed fixed rate debt and the Convertible Bonds are shown at their market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Derivatives
The fair value of volatility-based instruments are estimated based on market prices, volatilities and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market price for the contracts at December 31, 2005 and 2004. The amounts include those contracts accounted for as normal purchases and sales.

27. **ADDITIONAL CASH FLOW INFORMATION**

	2005 $	2004 $	2003 $
Non-cash items			
Reported as non-cash items in the statements of consolidated cash flows are the following:			
Amortization:			
Mining assets	494	351	165
Acquired properties	99	94	82
	593	445	247
Impairment:			
Mining assets	43	1	44
Acquired properties	74	-	25
Goodwill, other intangibles and non-marketable equity investments	24	2	6
	141	3	75
Interest paid during the year	57	59	32
Taxation paid during the year	22	28	100

28. **EMPLOYEE BENEFIT PLANS**

Defined Benefit Plans

The group has made provision for pension and medical schemes covering substantially all employees. The retirement schemes as at December 31, 2005, 2004 and 2003, consists of the following which reflects the following provision values:

	2005 $	2004 $	2003 $
AngloGold Ashanti Pension Fund (asset)	(8)	(8)	-
Post Retirement medical scheme for AngloGold Ashanti South African employees	188	152	128
Other defined benefit plans	10	19	8
Sub Total	190	163	136
Transferred to other non-current assets			
AngloGold Ashanti Pension Fund	8	8	-
Post retirement medical scheme for Rand Refinery employees	2	2	-
Total Provision	200	173	136

South Africa Defined Benefit Pension Fund

The plan is evaluated by independent actuaries on an annual basis as at December 31, of each year and a formal statutory valuation required by legislation as at December 31, 2005 will be completed during the first six months of 2006. In arriving at their valuation, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

Information with respect to the Defined Benefit Fund, which includes benefits for AngloGold Ashanti employees, for the year ended December 31, is set forth in the table below:

	Pension benefits		
	2005 $	2004 $	2003 $
Change in benefit obligation			
Benefit obligation at January 1,	216	162	100
Service cost	6	6	4
Interest cost	14	14	13
Plan participants' contributions	2	2	2
Plan amendment		-	22
Actuarial loss	31	10	-
Benefits paid	(24)	(13)	(10)
Translation	(23)	35	31
Benefit obligation at December 31,	222	216	162
Change in plan assets			
Fair value of plan assets at January 1,	204	137	93
Expected return on plan assets	16	34	16
Actuarial gain	41	-	-
Company contributions	13	12	8
Plan participants' contributions	2	2	2
Benefits paid	(24)	(13)	(10)
Translation	(22)	32	28
Fair value of plan assets at December 31,	230	204	137
Funded status at end of year	8	(12)	(25)
Unrecognized net actuarial loss	-	20	25
Net amount recognized	8	8	-
Components of net periodic benefit cost			
Service cost	6	6	4
Interest cost	14	14	13
Expected return on assets	(16)	(15)	(12)
Amortization of prior service cost	-	-	2
Amortization of actuarial gains and losses	-	1	-
Net periodic benefit cost	4	6	7

28. **EMPLOYEE BENEFIT PLANS** *(continued)*

	Pension benefits		
	2005 **$**	**2004** **$**	**2003** **$**
Assumptions			
Weighted-average assumptions used to determine benefit obligations at December 31,			
Discount rate	7.75%	7.5%	8.5%
Rate of compensation increase[(1)]	5.00%	5.0%	5.0%
Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31,			
Discount rate	7.75%	7.5%	8.5%
Expected long-term return on plan assets	10.14%	7.5%	8.5%
Rate of compensation increase[(1)]	5.00%	5.0%	5.0%
Pension increase	4.05%	2.9%	3.6%

[(1)] The short-term compensation rate increase is 5% and the long-term rate is 5.25%.

The expected long-term return on plan assets is determined using the after tax return of RSA Government long bond yields as a guide.

Plan assets

AngloGold Ashanti's pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

Asset Category		
Equity securities	69%	65%
Debt securities	30%	32%
Other	1%	3%
	100%	100%

Investment Policy

The Trustees have adopted a long-term horizon in formulating the Fund's investment strategy, which is consistent with the term of the Fund's liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.

The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund's assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.

The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund's overall investment philosophy and strategy.

Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund's Investment Sub-Committee at least every six months.

		2005		**2004**	
	No. of Shares	**Percentage of total assets**	**Fair Value $**	**Percentage of total assets**	**Fair Value $**
Related Parties					
Investments held in related parties are summarized as follows:					
Equity Securities					
With holding Company					
Anglo American plc	821,513	11.9%	27	2.2%	4
With AngloGold Ashanti and fellow subsidiaries of AA plc					
Anglo American Platinum Group	432,310	13.5%	31	0.1%	-
AngloGold Ashanti	36,936	0.8%	2	0.3%	1
Tongaat Hulett Group	189,975	1.1%	3	-	-
			63		5
Other investments exceeding 5% of total plan assets					
Bonds					
RSA 2015 Government Bonds 13.5%		5.4%	18	-	-
RSA 2010 Government Bonds 13%		7.8%	12	8.5%	17
			30		17

Cash Flows
Contributions
The Company expects to contribute $7 million (2004: $11 million) to its
pension plan in 2006 the reduction arises as additional contributions
may no longer be required as the fund is likely to be fully funded at its
next regulatory actuarial valuation.

	2005
	$
Estimated future benefit payments	
The following pension benefit payments, which reflect the expected future service, as appropriate, are	
expected to be paid:	
2006	15
2007	15
2008	15
2009	15
2010	15
Thereafter	147

South Africa post-retirement medical benefits
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired
employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified
actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded.
The last actuarial valuation was performed at December 31, 2005.

**Information with respect to the defined benefit liability, which includes post-retirement medical benefits for
AngloGold Ashanti South Africa employees, for the year ended December 31, is set forth in the table below:**

	Other benefits		
	2005	2004	2003
	$	$	$
Change in benefit obligation			
Benefit obligation at January 1,	166	128	125
Service cost	1	1	1
Interest cost	12	13	12
Plan participants contributions	5	10	10
Amendments		-	(28)[1]
Benefits paid	(16)	(24)	(18)
Actuarial loss/(gain)	38	15	(9)
Translation	(18)	23	35
Benefit obligation at December 31,	188	166	128
Funded status of the end of the year	(188)	(166)	(128)
Unrecognized actuarial loss	-	14	-
Net amount recognized	(188)	(152)	(128)

[1] Amendments include the reversal of the liability of $44 million
which in prior years represented the excess liability not covered by
members' contributions. With the transfer of the scheme to an
outside service provider, this liability is to be borne by the service
provider and not by AngloGold Ashanti.

	Other benefits		
	2005	2004	2003
	$	$	$
Components of net periodic benefit cost			
Service cost	1	1	1
Interest cost	12	13	12
Amortization of prior service cost	-	1	18
	13	15	31

The assumptions used in calculating the above amounts are:

Discount rate	7.75%	9%	10.0%
Expected increase in health care costs	5.00%	5%	5.5%

Assumed health care cost trend rates at December 31

Health care cost trend assumed for next year	5.00%	5.0%	5.5%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.00%	5.0%	5.0%
Year that the rate reaches the ultimate trend	N/A	N/A	2005

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:

	1-percentage point increase	1-percentage point decrease
Effect on total service and interest cost	2	(1)
Effect on post-retirement benefit obligation	19	(16)

Cash flows
Post-retirement medical plan
AngloGold Ashanti expects to contribute $13 million (2005: $12 million) to the post-retirement medical plan in 2006.

Estimated future benefit payments	$
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:	
2006	13
2007	14
2008	14
2009	15
2010	16
Thereafter	113

Other Defined Benefit Plans

Other plans comprise the following and has been aggregated in the tables of change in benefit obligations, change in plan assets and components of Net Periodic Benefit Cost.

Information with respect to the South American Brasil Fundambrás pension plan, for the year ended December 31, as follows:

On November 30, 1998 the defined benefit fund was converted to a defined contribution fund with an actuarial net liability of $6 million. This liability is revised annually by independent actuaries. The transfer of funds has been approved by the governmental SPC agency and the actuarial net liability was transferred to a defined contribution plan on September 30, 2005.

	2005 $	2004 $	2003 $
Assumptions			
Weighted-average assumptions used to determine benefit obligations at December 31,			
Discount rate	N/A	11.3%	11.3%
Rate of compensation increase	N/A	7.1%	7.1%
Weighted-average assumptions used to determine net periodic benefit cost at December 31,			
Discount rate	N/A	11.3%	11.3%
Expected long-term return on plan assets	N/A	11.3%	11.3%
Rate of compensation increase	N/A	7.1%	7.1%
Pension increase	N/A	5.0%	5.0%

No valuation is necessary at December 31, 2005 as the fund has converted during the year to a defined contribution plan.

Plan assets
The Brasil Fundambrás defined benefit pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

Asset Category			
Debt securities	-	95%	
Property	-	4%	
Cash	-	1%	
	-	100%	

Information with respect to the Ashanti Retired Staff pension plan, for the year ended December 31, is as follows:

The pension scheme provides a retirement benefit to former Ashanti employees that were based at the former London office. The scheme is closed to new members and participants are either retired or deferred members. The plan is evaluated by actuaries on an annual basis using the projected unit credit funding method. The contributions are made to the plan and it is funded with a marginal shortfall of $0.2 million, R1 million.

	2005 $	2004 $	2003 $
Assumptions			
Weighted-average assumptions used to determine benefit obligations at December 31,			
Discount rate	5.00%	5.8%	-
Rate of compensation increase	N/A	N/A	-
Weighted-average assumptions used to determine net periodic benefit cost at December 31,			
Discount rate	5.00%	5.8%	-
Expected long-term return on plan assets	6.07%	5.8%	-
Rate of compensation increase	N/A	N/A	-
Pension increase	2.50%	2.5%	-

The expected long-term return on plan assets is determined using the after tax return of domestic bonds, fixed deposits and equity securities

28. **EMPLOYEE BENEFIT PLANS** *(continued)*

	2005 $	2004 $	2003 $

Plan assets

The Ashanti Retired Staff defined benefit pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

Asset Category			
Equity securities	51%	53%	
Debt securities	41%	43%	
Cash	6%	4%	
Property	2%	-	
	100%	100%	

Information with respect to the Obuasi Mines Staff Pension Scheme, for the year ended December 31, is as follows:

The scheme provides monthly payments in Ghanaian currency (indexed to the US dollar) to retirees until death. The benefits for the scheme are based on the years of service and the compensation levels of the covered retirees. The scheme is closed to new members and all the scheme participants are retired. The scheme is unfunded and accordingly, no assets related to the scheme are recorded.

	2005 $	2004 $	2003 $
Assumptions			
Weighted-average assumptions used to determine benefit obligations at December 31,			
Discount rate	4.00%	4.0%	-
Rate of compensation increase	N/A	N/A	-
Weighted-average assumptions used to determine net periodic benefit cost at December 31,			
Discount rate	4.00%	4.0%	-
Rate of compensation increase	N/A	N/A	-
Pension increase	3.00%	4.5%	-

28. **EMPLOYEE BENEFIT PLANS** *(continued)*

Information with respect to the Retiree Medical Plan, which includes benefits for AngloGold Ashanti USA employees, for the year ended December 31, is as follows:

North America Retiree Medical Plan – AngloGold Ashanti USA provides health care and life insurance benefits for certain retired employees under the AngloGold North America Retiree Medical Plan (the "Retiree Medical Plan"). With effect December 31, 1999, no additional employees were eligible to receive post-retirement benefits under the Retiree Medical Plan. Curtailment accounting was applied at December 31, 1999.

The Retiree Medical Plan is a non-contributory defined benefit plan. This plan was last evaluated by independent actuaries in December 2005 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold Ashanti USA under the Retiree Medical Plan. The evaluation of the Retiree Medical Plan reflected liabilities of $2 million (2004: $2 million, 2003: $2 million). The Retiree Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated on an annual basis using the projected benefit method.

	Other benefits 2005 $	Other benefits 2004 $	Other benefits 2003 $
The assumptions used in calculating the benefit obligations at December 31,			
Discount rate	5.50%	6.0%	6.25%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A

Information with respect to the Nufcor South Africa Retiree Medical Plan, which includes benefits for the Nufcor South Africa past employees, for the year ended December 31, is as follows:

	Other benefits 2005 $	Other benefits 2004 $	Other benefits 2003 $
Assumptions			
Weighted-average assumptions used to determine benefit obligations at December 31,			
Discount rate	7.75%	11.0%	N/A
Expected increase in health care costs	5.75%	9.0%	N/A
Expected return on plan assets	7.75%	11.0%	N/A

Plan Assets

The weighted-average asset allocation of the Nufcor South Africa post retirement medical fund at December 31, 2005 by asset category are as follows:

Asset Category			
Unit Trust Investment Funds	100%	100%	N/A
	100%	100%	N/A

28. **EMPLOYEE BENEFIT PLANS** *(continued)*

Information with respect to the Post Retirement Medical Plan and Obligation for the Rand Refinery Ltd employees, for the year ended December 31, is as follows:

	Other benefits 2005 $	Other benefits 2004 $	Other benefits 2003 $
Assumptions			
Weighted-average assumptions used to determine benefit obligations at December 31,			
Discount rate	7.75%	10.0%	N/A
Expected increase in health care costs	5.75%	8.0%	N/A
Expected return on plan assets	7.26%	10.0%	N/A
Plan Assets			
The weighted-average asset allocation of the Rand Refinery post retirement medical fund at December 31, 2005 by asset category are as follows:			
Asset Category			
Debt securities	75%	90%	N/A
Cash	25%	10%	N/A
	100%	100%	N/A

	2005 $	2004 $	2003 $
North America Supplemental Employee Retirement Plan (SERP)			
Certain former employees of Minorco (USA) Inc. were covered under the Minorco (USA) Inc. Supplemental Employee Retirement Plan (the SERP), a non-contributory defined benefit plan. The SERP was last evaluated by independent actuaries in 2005 who took into account long-term estimates of inflation, mortality rates in determining the obligation of AngloGold Ashanti USA under the SERP. This evaluation of the SERP reflected plan liabilities of $1 million (2004: $1 million, 2003: $1 million). The SERP is an unfunded plan and is evaluated by actuaries on an annual basis using the projected benefit method.			
Weighted-average assumptions used to determine benefit obligations at the end of the year are as follows:			
Discount rate	5.5%	6.0%	6.25%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A
Weighted-average assumptions used to determine the net periodic benefit cost of the year:			
Discount rate	5.50%	6.00%	6.25%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A
Pension increase[1]	N/A	N/A	N/A

[1] Pension benefits are fixed and pension inflation thus not relevant

 Aggregated information in respect of the other defined benefit plans, for the year ended December 31, is set forth in the table below:

	2005 $	2004 $	2003 $
Change in benefit obligations			
Balance at beginning of year	42	18	13
Acquisition of subsidiary	-	14	-
Transfer in	-	3	-
Interest cost	2	2	1
Actuarial loss	-	3	2
Settlements and Curtailments	(25)	-	-
Benefits paid	(2)	(1)	-
Translation	1	2	2
Balance at end of year	18	41	18

28. **EMPLOYEE BENEFIT PLANS** *(continued)*

	2005 $	2004 $	2003 $
Change in plan assets			
Fair value of plan assets at beginning of year	23	14	8
Transfer in	-	5	-
Expected return on plan assets	1	3	2
Settlements and curtailments	(15)	-	-
Benefit paid	(1)	(1)	-
Translation	-	2	1
Fair value of plan assets at end of year	8	23	11
Funded status at end of year	(10)	(18)	(7)
Unrecognized net actuarial gain	-	(1)	(1)
Net amount recognized	(10)	(19)	(8)
Components of net periodic benefit cost			
Interest cost	2	2	1
Expected return on plan assets	(1)	(1)	(1)
Amortization of actuarial gains and losses	-	(2)	3
	1	(1)	3

Cash flows

The other retirement defined benefit plans are all closed to new members and the current members are either retired or deferred members. The group does not make a contribution to these plans.

Estimated Future Benefit Payments

The following future benefit payments, which reflect the expected future service lives, as appropriate, are expected to be paid:

2006	1
2007	1
2008	1
2009	1
2010	1
Thereafter	13

Defined Contribution Funds

Contributions to the various retirement schemes are fully expensed during the year in which they are funded and the cost of contributions to retirement benefits for the year amounted to $31 million (2004: $40 million, 2003: $25 million).

Australia

The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions, meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements.

28.   **EMPLOYEE BENEFIT PLANS** *(continued)*

Namibia (Navachab)

Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance Company. Both the Company and the employees make contributions to this fund. AngloGold Ashanti seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The cost of providing retirement benefits for the year amounted to $1 million (2004: $1 million, 2003: $1 million).

Mali (Sadiola, Yatela and Morila)

The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the Government social security fund, and the Company also makes a contribution towards this fund.   On retirement, Malian employees are entitled to a retirement benefit from the Malian Government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold Ashanti seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The cost of providing retirement benefits for the year amounted to $2 million (2004: $4 million, 2003: $1 million).   The Sadiola, Yatela and Morila Joint Ventures are equity accounted. Refer to Note 15.

Tanzania (Geita)

Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (NSSF) or the Parastatal Provident Fund (PPF) depending on the employee's choice and the Company also makes a contribution on the employee's behalf to the same fund.   On leaving the Company, employees may withdraw their contribution from the fund. From July 2005, the Company contributes to a supplemental provident fund which has been opened with the Parastatal Provident Fund (PPF). The Company makes no contribution towards any retirement schemes for contracted expatriate employees that are members of a pension or provident fund. Contracted expatriate employees that are not members of a pension or provident fund contribute to the National Social Security Fund (NSSF) and the Company also makes a contribution to the same fund on behalf of these employees. AngloGold Ashanti seconded employees in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti.

North America

AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 17 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold Ashanti USA. AngloGold Ashanti USA's contributions were $2 million (2004: $2 million, 2003: $2 million) during the years ended December 31, 2005 and 2004.

South America

The AngloGold Ashanti South America region operates a number of defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan) and are embodied in a pension plan entity, Fundambrás Sociedade de Previdéncia Privada, which is responsible for administering the funds and making arrangements to pay the benefits. In December 2001, contributions commenced to a PGBL fund, a plan similar to the American 401 (k) type of plan.

This plan is administered by Bradesco Previdencia e Seguros (who assumes the risk for eventual actuarial liabilities). In 2005, the local authorities approved the withdrawal of sponsorship to the previous portfolio administrator, Fundambras Sociedade de Previdencia Privada. With this scheme, the actuarial risk is carried by the sponsors, and AngloGold Ashanti mines in Brazil provided funding of $10 million in cash in order to have the process completed by September 29, 2005. From October 1, 2005, the PGBL fund is the sole private pension plan sponsored by the group and the cost of providing retirement benefits for the year amounted to $1 million (2004: $1 million, 2003: $1 million).

Ghana and Guinea

Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invested mainly in Ghana and Guinea governments' treasury instruments, fixed interest deposits and other projects. The costs of these contributions for the year amounted to $3 million (2004: $2 million, 2003: not applicable).

South Africa

South Africa contributes to various industry-based pension and provident retirement plans which covers substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to $19 million (2004: $29 million, 2003: $20 million) during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

29. **SEGMENT AND GEOGRAPHICAL INFORMATION**

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore information regarding separate geographic segments is provided. This information is consistent with the information used by the Company's chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.

Business segment data	Year ended December 31		
	2005 $	2004 $	2003 $
Revenues			
Revenues from product sales:			
South Africa	1,153	1,118	1,106
Argentina	101	97	77
Australia	213	172	157
Brazil	172	158	147
Ghana	314	206	-
Guinea	127	44	-
Mali	242	182	205
Namibia	36	27	26
Tanzania	233	207	107
USA	104	105	128
Zimbabwe	-	4	-
	2,695	2,320	1,953
Less: Equity method investments included above	(242)	(224)	(312)
Total revenues	2,453	2,096	1,641
Depreciation and amortization expense			
South Africa	248	192	111
Argentina	22	28	28
Australia	35	30	30
Brazil	33	27	28
Ghana	113	70	-
Guinea	39	10	-
Mali	60	57	62
Namibia	7	5	3
Tanzania	56	47	12
USA	40	40	47
Zimbabwe	-	1	-
	653	507	321
Less: Equity method investments included above	(60)	(62)	(74)
Total depreciation and amortization expense	593	445	247
Segment (loss)/income			
South Africa	(38)	77	169
Argentina	37	24	20
Australia	39	54	9
Brazil	60	103	70
Ghana	(96)	(11)	-
Guinea	7	(19)	-
Mali	39	13	48
Namibia	11	2	8
Tanzania	(35)	14	23
USA	(21)	(7)	3
Other, including Corporate and Non-gold producing subsidiaries	(48)	(4)	50
Total segment (loss)/income	(45)	246	400

29. **SEGMENT AND GEOGRAPHICAL INFORMATION** *(continued)*

Business segment data	Year ended December 31		
	2005 $	2004 $	2003 $
Reconciliation of segment (loss)/income to Net income			
Segment total	(45)	246	400
Exploration costs	(44)	(44)	(40)
General and administrative expenses	(71)	(58)	(43)
Market development costs	(13)	(15)	(19)
Non-hedge derivative (loss)/gains	(151)	(131)	114
Taxation benefit/(expensed)	121	132	(143)
Discontinued operations	(44)	(11)	(2)
Minority interest	(23)	(22)	(17)
Cumulative effect of accounting change	(22)	-	(3)
Net (loss)/income	(292)	97	247
Segment assets			
South Africa	3,019	3,431	3,039
Argentina	248	260	264
Australia	737	711	649
Brazil	371	340	286
Ghana	2,104	2,126	-
Guinea	349	325	-
Mali	309 [1]	344 [1]	332 [1]
Namibia	51	38	30
Tanzania	1,281	1,065	171 [1]
USA	429	408	416
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	215	348	156
Total segment assets	9,113	9,396	5,343
Expenditure for additions to long-lived assets			
South Africa	347	333	242
Argentina	15	13	10
Australia	38	28	21
Brazil	85	40	36
Ghana	90	42	-
Guinea	36	57	-
Mali	12	11	14
Namibia	5	21	2
Tanzania	78	13	10
USA	8	16	27
Zimbabwe	-	1	-
Other, including Corporate and Non-gold producing subsidiaries	8	8	1
	722	583	363
Less: Equity method investments included above	(12)	(12)	(24)
Total expenditure for additions to long-lived assets	710	571	339
Geographical area data			
Total revenues			
South Africa	1,165	1,143	1,128
Argentina	103	100	76
Australia	215	172	157
Brazil	178	173	151
Ghana	314	209	-
Guinea	127	44	-
Mali	236	181	207
Namibia	36	28	28
Tanzania	233	208	107
USA	106	106	129
Zimbabwe	-	4	-
Other, including Corporate and Non-gold producing subsidiaries	8	6	1
	2,721	2,374	1,984
Less: Equity method investments included above	(236)	(223)	(314)
Total revenues	2,485	2,151	1,670

[1] Investment held.

29. **SEGMENT AND GEOGRAPHICAL INFORMATION** *(continued)*

Business segment data	Year ended December 31		
	2005	**2004**	**2003**
	$	**$**	**$**
Long-lived assets by area			
South Africa	2,482	2,789	2,210
Argentina	200	179	191
Australia	606	629	568
Brazil	299	223	189
Ghana	2,002	2,036	-
Guinea	286	288	-
Mali	309 [1]	344 [1]	332 [1]
Namibia	25	27	7
Tanzania	1,079	979	171 [1]
USA	347	286	300
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	77	199	74
Total long-lived assets	7,712	7,979	4,042

[1] Investment held.

30. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS**

The Company has adopted the disclosure-only provisions of SFAS123 and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.

At a general meeting held on June 4, 1998, shareholders approved the introduction of the AngloGold Limited Share Incentive Scheme for the purpose of providing an incentive to executive directors and senior employees of the Company and its subsidiaries to identify themselves more closely with the fortunes of the group and its continued growth, and also to promote the retention of such employees by giving them an opportunity to acquire shares in the Company. Employees participate in the scheme to the extent that they are granted options and accept them.

At a general meeting held on April 30, 2002, it was approved that the rules of the Share Incentive Scheme be amended to provide for the exercise of options to be based on a condition, related to the performance of the Company, as determined by the directors and which will be objective and specified. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance condition has been fulfilled or waived. The options which have been granted prior to May 1, 2002 remained subject to the conditions under which they were granted. Although there are no automatically convertible unsecured debentures[1] currently in issue under the rules of the Share Incentive Scheme, consequential amendments were approved to the rules of the scheme which effectively made the conversion of debentures subject to the same terms as the exercise of options.

At December 31, 2005, the maximum number of ordinary shares that may be allocated for the purposes of the scheme is 7,285,807 (December 31, 2004: 7,272,730), equivalent to 2.75 percent of the total number of ordinary shares in issue at that date.

At the annual general meeting held on April 29, 2005, shareholders approved the amendment to the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme from 300,000 to 5 percent of the 2.75 percent attributable to all schemes and plans adopted by shareholders (or 0.1375 percent of the total number of ordinary shares in issue at any one time).

Ordinary shares issued in terms of the Share Incentive Scheme shall, subject to the provisions of the Share Incentive Scheme, rank *pari passu* with issued shares in all respects, including participation in dividends declared by the Company.

Non-executive directors are not eligible for participation in the Share Incentive Scheme.

Options

An option may only be granted to an employee to purchase a certain number of shares, specified by the directors, at the option price payable in accordance with the Share Incentive Scheme. It is personal to the employee to whom it is addressed and may only be accepted by him or his family, or his Company or his family trust.

(1)   The debenture incentive options were cancelled on June 30, 2001 in exchange for stock incentive options.

The Share Incentive Scheme provides for the granting of options based on two separate criteria:

- *Time related options*

  As approved by shareholders at the general meeting held on June 4, 1998 and amended by shareholders at the general meeting held on April 30, 2002, time related options may be exercised over a five year period from date of grant, and may be exercised in tranches of 20 percent each in years 2, 3 and 4 and 40 percent in year five.

  No further options will be granted under this plan which will terminate on February 1, 2012, being the date on which the last options granted under this plan, may be exercised or will expire.

  A summary of time related options showing movement from the beginning of the year to the end of the year, is presented below:

	2005 Options (000)	2005 Weighted-average exercise price R	2004 Options (000)	2004 Weighted-average exercise price R	2003 Options (000)	2003 Weighted-average exercise price R
Outstanding at the beginning of the year	1,391	126	1,604	125	2,159	125
Granted	-	-	-	-	-	-
Exercised	(472)	126	(193)	116	(508)	123
Forfeited (terminations)	(54)	122	(20)	131	(47)	128
Outstanding at the end of the year	865	127	1,391	126	1,604	125
Exercisable at the end of the year	758	124	904	118	733	115
Weighted-average fair value of options granted during the year		-		-		-

- *Performance related options*

  As approved by shareholders at the general meeting held on April 30, 2002, performance related options granted vest in full, three years after date of grant, provided that the conditions on which the options were granted, namely related to the performance of the Company (growth in earnings per share) as determined by the directors, are met.

  The performance related options are accounted for as variable compensation awards, accordingly the compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price.

  No further performance related options will be granted and all options granted hereunder will terminate on November 1, 2014, being the date on which the last options granted under this criteria may be exercised or will expire.

A summary of performance related options showing movement from the beginning of the year to the end of the year, is presented below:

	2005 Options (000)	2005 Weighted-average exercise price R	2004 Options (000)	2004 Weighted-average exercise price R	2003 Options (000)	2003 Weighted-average exercise price R
Outstanding at the beginning of the year	3,426	248	2,316	259	1,179	300
Granted	-	-	1,201	228	1,240	222
Exercised	(3)	224	-	-	-	-
Forfeited (terminations)	(526)	248	(91)	258	(103)	287
Outstanding at the end of the year	2,897	248	3,426	248	2,316	259
Exercisable at the end of the year	-	-	-	-	-	-
Weighted-average fair value of options granted during the year		-		95		78

All options which have not been exercised within ten years from the date on which they were granted automatically expire. At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amounts to 3,524,097 (2004: 2,455,770).

During the years ended December 31, 2005, 2004 and 2003 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock of the date of grants. As of December 31, 2005 no compensation expense was recognized related to the performance awards under APB No. 25.

During 2005 a total of 475,250 common shares were issued under the share incentive scheme in terms of time-based and performance awards.

The weighted average of all options outstanding as at December 31, 2005 is as follows:

Range of exercise Prices R	Quantity of options within range (000)	Weighted average exercise price R	Weighted average contractual life Years
95 - 143	705	118	3.75
144 - 211	140	157	5.39
212 - 300	2,917	248	7.54
	3,762[1]	212	6.54

[1] Represents a total of 864,710 time related options and 2,897,000 performance related options outstanding as at December 31, 2005.

No options expired during the year ended December 31, 2005.

Since December 31, 2005 to and including January 31, 2006, 110,100 options have been exercised and nil options have lapsed.

Pro forma information regarding net income and earnings per share is required by SFAS123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. No grants were made with respect to the time related scheme options and performance related options during 2005. The fair value for options granted during 2004 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rates of 8.18 percent; dividend yields of 2.27 percent; volatility factors of the expected market price of the Company's common stock of 0.300 and a weighted-average expected life of the option of 7.0 years in respect of performance based scheme options.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

30. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS** *(continued)*

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma option expense in 2005 may not be indicative of pro forma option expense in future years. The Company's pro forma information follows (in millions except for per share information):

	2005	2004	2003
	$	$	$
Pro forma net (loss)/income	(292)	90	239
Pro forma (loss)/earnings per common share			
Basic (cents)	(110)	36	107
Diluted (cents)[1]	(110)	36	107

[1] The calculation of diluted (loss)/earnings per common share for 2005 and 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods. The calculation of diluted (loss)/earnings per common share for 2005 did not assume the effect of 601,315 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.

Acacia Employee Option Plan

The Company's wholly-owned subsidiary, AngloGold Australia Limited (formerly AngloGold Australasia Limited and originally Acacia Resources Limited) operated the Acacia Employee Option Plan for certain of its employees. In terms of this plan, on exercising of options, a ratio of 7 AngloGold ordinary shares for every 100 options held was applied. The issue price of the AngloGold shares was calculated using the A$/R exchange rate ruling on the date of allotment. As at December 31, 2003, all options granted in terms of the Acacia Employee Option Plan had been exercised or lapsed and the plan has been terminated.

Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)

At the annual general meeting held on April 29, 2005, shareholders approved the introduction of the BSP and LTIP and the discontinuation of the current share incentive scheme. Options which have been granted under the current share incentive scheme will remain subject to the conditions under which they were originally granted.

Bonus Share Plan (BSP)

The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of the Company any subsidiary of the Company or a Company under the control of AngloGold Ashanti, unless the board of directors (the board) excludes such a Company. An award in terms of the BSP may be made at any date at the discretion of the board. The board is required to determine a BSP award value and this will be converted to a 'share' amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.

During 2005 a total of 288 common shares were issued under the share incentive scheme in terms of the BSP.

The AngloGold Ashanti Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the participants of the BSP. The fair value of each BSP is R197.50 per share, including dividends, or R190.76 per share, excluding dividends, having no history of any discretionary dividend payments. The higher fair value was used to determine the income statement expense. The fair value is equal to the award value determined by the board. The awards vest on May 4, 2008 and will expire if not exercised by May 3, 2015.

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

	2005 (000)	2005 Weighted-average exercise price R	2004 (000)	2004 Weighted-average exercise price R
Outstanding at the beginning of the year	-	-	-	-
Granted	284	198	-	-
Exercised	-	-	-	-
Forfeited (terminations)	(12)	198	-	-
Outstanding at the end of the year	272	198	-	-
Exercisable at the end of the year	-	-	-	-

30. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS** *(continued)*

Long-Term Incentive Plan (LTIP)

The LTIP is an equity settled share-based payment, intended to provide effective incentives for executives to earn shares in the Company based on the achievement of stretched Company performance conditions. Participation in the LTIP will be offered to executive directors, executive officers and selected senior management of participating companies. Participating companies include AngloGold Ashanti, any subsidiary of AngloGold Ashanti or a Company under the control of AngloGold Ashanti unless the board excludes such a Company. An award in terms of the LTIP may be granted at any date during the year that the board of the Company determine and may even be more than once a year. The board is required to determine an LTIP award value and this will be converted to a 'share' amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.

The AngloGold Ashanti Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the participants of the LTIP. The fair value of each LTIP is R197.50 per share, including dividends, or R190.76 per share, excluding dividends, having no history of any discretionary dividend payments. The higher fair value was used to expense the service cost of employees. The fair value is equal to the award value determined by the board. The awards vest on May 4, 2008 and will expire if not exercised by May 3, 2015.

The main performance conditions in terms of the LTIP are:
- up to 40 percent of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparator gold-producing companies;
- up to 40 percent of an award will be determined by real growth (above US inflation) in earnings per share (EPS) over the performance period;
- up to 20 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
- three-years' service is required.

A summary of variable equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

	2005 (000)	2005 Weighted-average exercise price R	2004 (000)	2004 Weighted-average exercise price R
Outstanding at the beginning of the year	-	-	-	-
Granted	369	198	-	-
Exercised	-	-	-	-
Forfeited (terminations)	(5)	198	-	-
Outstanding at the end of the year	364	198	-	-
Exercisable at the end of the year	-	-	-	-

During the year ended December 31, 2005 the Company recognized a compensation expense of $2 million related to BSP and LTIP awards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

31. **MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT**

AngloGold Ashanti's right to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of the Company's mineral reserves and deposits are located in South Africa.

The MPRDA vests custodianship of South Africa's mineral rights in the State. The State issues prospecting rights or mining rights to applicants. Prospecting, mining and mineral rights formerly regulated under Act 50 of the Minerals Act of 1991 and common law are now known as old order rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of such old order rights the opportunity to convert their old order rights into new order rights within specified time frames.

The Department of Minerals and Energy has published, pursuant to the MPRDA, the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Charter). The objectives of the Charter are to:
* promote equitable access to the nation's mineral resources to all the people of South Africa;
* substantially and meaningfully expand opportunities for HDSAs (that is, any person, category of persons or communities, disadvantaged by unfair discrimination before the Constitution of the Republic of South Africa of 1993 came into operation) including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation's mineral resources;
* utilize the existing skills base for the empowerment of HDSAs;
* expand the skills base of HDSAs in order to serve the community;
* promote employment and advance the social and economic welfare of mining communities and the major labor sending areas; and
* promote beneficiation of South Africa's mineral commodities.

The Charter, compliance with which is measured using a designated Scorecard, requires that every mining Company achieve 15 percent ownership by HDSAs of its South African mining assets by May 1, 2009, and 26 percent ownership by May 1, 2014.

The Scorecard allows for a portion of "offset" against these HDSA equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. The Company carries out such downstream activities and the Company believe these will be recognized in terms of a framework currently being devised by the South African government.

The Company has completed a number of asset sales to companies owned by HDSAs in the past seven years. The Company estimates that these sales transferred 20 percent of the Company's attributable production in South Africa to HDSAs. In addition, the Company is continuing to evaluate alternative ways in which to further achieve the objectives of the Charter. On June 8, 2005, the Company announced that it was considering establishing an ESOP with a value equivalent to approximately 6 percent of the Company's South African assets, consistent with the Company's stated strategic intention to develop means of promoting broad-based equity participation in the Company's Company by HDSAs. The scope and terms of the program remain under consideration and, once finalized, an announcement will be made and, if appropriate, the terms will be put to shareholders for their approval. The Company believes that it has made significant progress towards meeting the requirements of the Charter and the Scorecard in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programs to help achieve the requirement of having 40% of HDSAs in management roles by 2010. The Company may incur expenses in giving further effect to the Charter and the Scorecard.

The Company was informed on August 1, 2005 by the Director General of Minerals and Energy that the Company's applications to convert the Company's old order mining rights to new order mining rights for the Company's West Wits and Vaal River operations, as well as the Company's applications for new mining rights to extend the Company's mining areas at the Company's TauTona and Kopanang Mines had been successful. These applications relate to all of the Company's existing operations in South Africa. The Company is in the process of reviewing certain draft notarial rights agreements, which the Company recently received from the Department of Minerals and Energy relating to the various rights, and will lodge these for registration with the Mining Titles Registration Office in due course.

31. **MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT** *(continued)*

The Company submitted two applications to the Department of Minerals and Energy for the conversion of two unused old order prospecting rights to new order prospecting rights, one of which applications the Company has withdrawn. The Department of Minerals and Energy is considering the remaining application. The notarial agreement for the West Wits operations has subsequently been executed and was lodged for registration on February 9, 2006.

Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. The duration of the new rights will no longer be perpetual as was the case under old order rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. The MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy.

The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations in terms of the guidelines issued for converted mining rights fails to heal such breach.

The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. The Company has a policy of evaluating, minimizing and addressing the environmental consequences of the Company’s activities and, consistent with this policy and the MPRDA, conduct an annual review of the environmental costs and liabilities associated with the Company’s South African operations in light of the new, as well as existing, environmental requirements.

The South African government has announced that it is considering new legislation, whereby the new order mining rights will be subject to a State royalty. The extent and basis of that royalty are unknown at present. The draft Mineral and Petroleum Royalty Bill was released in March 2003 for comments and proposed a royalty payment of 3 percent of gross revenue per annum, payable quarterly, in the case of gold. The draft provided that the royalty payments would have commenced upon the conversion and granting of a new mining right.

The Company and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit-based, rather than a revenue-based, royalty and in order not to delay the conversion of mineral rights from old into new order mining rights, it was recommended that the proposed royalty should only become payable from May 1, 2009, which date is the final date for conversion of the old order into new order mining rights in terms of the MPRDA. In addition, a reduction in the royalty rate from that proposed in the draft Mineral and Petroleum Royalty Bill has been proposed. On February 18, 2004, in the Budget Speech for the 2004 fiscal year, the South African Minister of Finance proposed several refinements to the draft Mineral and Petroleum Royalty Bill. These included a delay in the introduction of the royalty to May 1, 2009, and confirmation of the South African government's preference for a revenue-based royalty. It was further indicated that the royalty regime would take cognizance of the mining sector's diverse production and profitability dynamics with differential rates to apply to marginal mining operations.

The introduction of the proposed royalty would have an adverse impact upon the Company’s profitability, as currently no royalty is payable to the State. However, the Minister of Finance announced also that due to the new regulatory system for the mining rights under the MPRDA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty Bill, it has become imperative to reassess the current fiscal regime as applicable to the mining and petroleum industries in South Africa, including tax, depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from secondary tax on companies in terms of South Africa's income tax laws. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from secondary tax on companies for gold mines, despite the existence of profit. The impact of these proposed reviews is unknown at this stage, but they may have an adverse effect on the Company’s results of operations and the Company’s financial condition.

32. **CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION**

These parent-only-financial statements and supplemental condensed consolidating financial information should be read in conjunction with the Company's consolidated financial statements.

Transfer of certain of AngloGold Ashanti's operations located outside South Africa to wholly-owned subsidiary

With effect from October 1, 2004, AngloGold Ashanti has transferred certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States, Australia and Africa) to AngloGold Ashanti Holdings plc (originally SMI Holdings Limited and formerly AngloGold Holdings plc) ("IOMco"), its wholly-owned subsidiary. IOMco is an Isle of Man registered Company.

IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the "Guarantor"). Refer to Note 20. The following is condensed financial information of the registrant and consolidating financial information for the group as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the group combined (the "Non-Guarantor Subsidiaries"). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

32. **CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** *(continued)*

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2005 $ AngloGold Ashanti (the "Guarantor")	2005 $ IOMco (the "Issuer")	2005 $ Other subsidiaries (the "Non-Guarantor subsidiaries")	2005 $ Cons adjustments	2005 $ Total
Sales and other income	1,170	22	1,318	(25)	2,485
Product sales	1,153	-	1,300	-	2,453
Interest, dividends and other	17	22	18	(25)	32
Costs and expenses	1,292	76	1,512	(32)	2,848
Production costs	785	-	853	-	1,638
Exploration costs	5	-	39	-	44
Related party transactions	39	-	2	-	41
General and administrative	58	39	8	(34)	71
Royalties paid/(received)	-	-	39	-	39
Market development costs	8	-	5	-	13
Depreciation, depletion and amortization	218	-	375	-	593
Impairment of assets	80	-	61	-	141
Interest expense	28	35	17	-	80
Accretion expense	4	-	1	-	5
Employment severance costs	25	-	1	-	26
(Profit)/loss on sale of assets	-	(10)	7	-	(3)
Mining contractor termination costs	-	-	9	-	9
Non-hedge derivative loss	42	12	95	2	151
(Loss)/income before income tax provision	(122)	(54)	(194)	7	(363)
Taxation benefit/(expensed)	48	(1)	74	-	121
Minority interest	-	-	(23)	-	(23)
Equity income/(loss) in affiliates	40	(1)	-	-	39
Equity (loss)/income in subsidiaries	(180)	-	-	180	-
(Loss)/income from continuing operations	(214)	(56)	(143)	187	(226)
Discontinued operations	(44)	-	-	-	(44)
(Loss)/income after discontinued operations	(258)	(56)	(143)	187	(270)
Preferred stock dividends	(12)	-	(13)	25	-
(Loss)/income before cumulative effect of accounting change	(270)	(56)	(156)	212	(270)
Cumulative effect of accounting change	(22)	-	-	-	(22)
Net (loss)/income — applicable to common stockholders	(292)	(56)	(156)	212	(292)

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2004 $ AngloGold Ashanti	2004 $ IOMco	2004 $ Other subsidiaries	2004 $ Cons adjustments	2004 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor subsidiaries")		
Sales and other income	1,153	6	1,013	(21)	2,151
Product sales	1,118	-	978	-	2,096
Interest, dividends and other	35	6	35	(21)	55
Costs and expenses	1,183	17	976	-	2,176
Production costs	783	-	557	-	1,340
Exploration costs	6	-	38	-	44
Related party transactions	43	-	2	-	45
General and administrative	44	1	13	-	58
Royalties paid/(received)	-	-	27	-	27
Market development costs	11	-	4	-	15
Depreciation, depletion and amortization	164	-	281	-	445
Impairment of assets	2	-	1	-	3
Interest expense	24	22	21	-	67
Accretion expense	7	-	1	-	8
Employment severance costs	6	-	1	-	7
Profit on sale of assets	(1)	-	(13)	-	(14)
Non-hedge derivative loss/(gains)	94	(6)	43	-	131
(Loss)/income before income tax provision	(30)	(11)	37	(21)	(25)
Taxation benefit/(expensed)	150	-	(18)	-	132
Minority interest	-	-	(22)	-	(22)
Equity income in affiliates	23	-	-	-	23
Equity (loss)/income in subsidiaries	(25)	-	-	25	-
Income/(loss) from continuing operations	118	(11)	(3)	4	108
Discontinued operations	(11)	-	-	-	(11)
Income/(loss) after discontinued operations	107	(11)	(3)	4	97
Preferred stock dividends	(10)	-	(11)	21	-
Income/(loss) before cumulative effect of accounting change	97	(11)	(14)	25	97
Cumulative effect of accounting change	-	-	-	-	-
Net income/(loss) — applicable to common stockholders	97	(11)	(14)	25	97

The accompanying notes are an integral part of these Consolidated Financial Statements-.

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2003 $ AngloGold Ashanti	2003 $ IOMco	2003 $ Other subsidiaries	2003 $ Cons adjustments	2003 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor subsidiaries")		
Sales and other income	1,179	-	551	(60)	1,670
Product sales	1,106	-	535	-	1,641
Interest, dividends and other	73	-	16	(60)	29
Costs and expenses	943	-	386	-	1,329
Production costs	704	-	288	-	992
Exploration costs	4	-	36	-	40
Related party transactions	37	-	-	-	37
General and administrative	41	-	2	-	43
Royalties paid/(received)	69	-	(58)	-	11
Market development costs	15	-	4	-	19
Depreciation, depletion and amortization	91	-	156	-	247
Impairment of assets	69	-	6	-	75
Interest expense	21	-	7	-	28
Accretion expense	1	-	1	-	2
Employment severance costs	4	-	-	-	4
Profit on sale of assets	(2)	-	(53)	-	(55)
Non-hedge derivative gains	(111)	-	(3)	-	(114)
Income/(loss) before equity income and income tax	236	-	165	(60)	341
Taxation expensed	(109)	-	(34)	-	(143)
Minority interest	-	-	(17)	-	(17)
Equity income in affiliates	71	-	-	-	71
Equity income/(loss) in subsidiaries	59	-	-	(59)	-
Income/(loss) from continuing operations	257	-	114	(119)	252
Discontinued operations	(2)	-	-	-	(2)
Income/(loss) after discontinued operations	255	-	114	(119)	250
Preferred stock dividends	(8)	-	(52)	60	-
Income/(loss) before cumulative effect of accounting change	247	-	62	(59)	250
Cumulative effect of accounting change	-	-	(3)	-	(3)
Net income/(loss) — applicable to common stockholders	247	-	59	(59)	247

The accompanying notes are an integral part of these Consolidated Financial Statements.

32. **CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** *(continued)*

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions, except share information)

	2005 $ AngloGold Ashanti (the "Guarantor")	2005 $ IOMco (the "Issuer")	2005 $ Other subsidiaries (the "Non-Guarantor subsidiaries")	2005 $ Cons adjustments	2005 $ Total
ASSETS					
Current Assets	897	1,978	4,436	(5,910)	1,401
Cash and cash equivalents	2	36	158	-	196
Restricted cash	1	-	7	-	8
Receivables	825	1,942	4,027	(5,910)	884
Trade and other receivables	62	15	132	-	209
Inter-group balances	433	1,927	3,550	(5,910)	-
Derivatives	330	-	345	-	675
Inventories	53	-	207	-	260
Materials on the leach pad	-	-	37	-	37
Assets held for sale	16	-	-	-	16
Property, plant and equipment, net	1,897	-	3,130	-	5,027
Acquired properties, net	170	-	1,242	-	1,412
Goodwill	-	247	536	(259)	524
Other intangibles, net	-	-	26	-	26
Derivatives	37	-	1	-	38
Other long term inventory	-	-	32	-	32
Materials on the leach pad	-	-	116	-	116
Other long-term assets and deferred taxation assets	2,835	2,471	294	(5,063)	537
Total assets	5,836	4,696	9,813	(11,232)	9,113
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	1,449	64	6,174	(5,813)	1,874
Accounts payable and other current liabilities	161	-	221	98	480
Inter-group balances	526	50	5,335	(5,911)	-
Derivatives	530	-	591	-	1,121
Short-term debt	138	12	10	-	160
Tax payable	88	2	17	-	107
Liabilities held for sale	6	-	-	-	6
Other non-current liabilities	-	-	14	-	14
Long-term debt	315	1,300	164	-	1,779
Derivatives	122	-	405	-	527
Deferred taxation liabilities	454	-	794	(96)	1,152
Provision for environmental rehabilitation	145	-	180	-	325
Other accrued liabilities	-	-	19	-	19
Provision for pension and other post-retirement medical benefits	188	-	12	-	200
Minority interest	-	-	60	-	60
Commitments and contingencies	-	-	-	-	-
Stockholders' equity	3,163	3,332	1,991	(5,323)	3,163
Stock issued	10	3,295	315	(3,610)	10
Additional paid in capital	4,972	1	667	(668)	4,972
Accumulated (deficit)/profit	(1,143)	36	7	(43)	(1,143)
Accumulated other comprehensive income	(676)	-	1,002	(1,002)	(676)
Total liabilities and stockholders' equity	5,836	4,696	9,813	(11,232)	9,113

The accompanying notes are an integral part of these Consolidated Financial Statements.

32. **CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** *(continued)*

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions, except share information)

	2004 $ AngloGold Ashanti (the "Guarantor")	2004 $ IOMco (the "Issuer")	2004 $ Other subsidiaries (the "Non-Guarantor subsidiaries")	2004 $ Cons adjustments	2004 $ Total
ASSETS					
Current Assets	1,027	1,188	4,781	(5,579)	1,417
Cash and cash equivalents	17	53	206	-	276
Restricted cash	1	-	25	-	26
Receivables	898	1,135	4,282	(5,579)	736
Trade and other receivables	95	34	116	-	245
Inter-group balances	402	1,101	4,076	(5,579)	-
Derivatives	401	-	90	-	491
Inventories	92	-	163	-	255
Materials on the leach pad	-	-	105	-	105
Assets held for sale	19	-	-	-	19
Property, plant and equipment, net	1,942	-	3,058	-	5,000
Acquired properties, net	324	-	1,330	-	1,654
Goodwill	-	247	555	(259)	543
Other intangibles, net	-	-	48	-	48
Derivatives	171	-	16	-	187
Other long-term inventory	-	-	13	-	13
Materials on the leach pad	-	-	22	-	22
Other long-term assets and deferred taxation assets	3,107	2,919	188	(5,702)	512
Total assets	6,571	4,354	10,011	(11,540)	9,396
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	1,265	72	5,653	(5,521)	1,469
Accounts payable and other current liabilities	239	10	191	36	476
Inter-group balances	482	44	5,031	(5,557)	-
Derivatives	456	10	140	-	606
Short-term debt	29	8	278	-	315
Tax payable	52	-	13	-	65
Liabilities held for sale	7	-	-	-	7
Other non-current liabilities	-	-	4	-	4
Long-term debt	354	1,000	17	-	1,371
Derivatives	164	-	570	-	734
Deferred taxation liabilities	681	-	871	(34)	1,518
Provision for environmental rehabilitation	93	-	116	-	209
Other accrued liabilities	-	-	13	-	13
Provision for pension and other post-retirement medical benefits	152	-	21	-	173
Minority interest	16	-	43	-	59
Commitments and contingencies	-	-	-	-	-
Stockholders' equity	3,846	3,282	2,703	(5,985)	3,846
Stock issued	10	3,294	318	(3,612)	10
Additional paid in capital	4,961	1	665	(666)	4,961
Accumulated (deficit)/profit	(702)	(11)	134	(123)	(702)
Accumulated other comprehensive income	(423)	(2)	1,586	(1,584)	(423)
Total liabilities and stockholders' equity	6,571	4,354	10,011	(11,540)	9,396

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2005 $ AngloGold Ashanti (the "Guarantor")	2005 $ IOMco (the "Issuer")	2005 $ Other subsidiaries (the "Non-Guarantor subsidiaries")	2005 $ Cons adjustments	2005 $ Total
Net cash provided by/(used) in operating activities	258	(327)	441	(25)	347
Net (loss)/income – applicable to common stockholders	(292)	(56)	(156)	212	(292)
Reconciled to net cash provided by/(used) in operations:					
Cumulative effect of accounting change	22	-	-	-	22
(Profit)/loss on sale of assets	-	(10)	7	-	(3)
Depreciation, depletion and amortization	218	-	375	-	593
Deferred stripping costs	-	-	(28)	-	(28)
Impairment of assets	80	-	61	-	141
Deferred taxation	(88)	2	(105)	-	(191)
Other non cash items	272	(18)	80	(237)	97
Net increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits	16	1	35	-	52
Effect of changes in operating working capital items:					
Net movement inter-group receivables and payables	75	(265)	190	-	-
Receivables	(1)	(2)	11	-	8
Inventories	20	-	(78)	-	(58)
Accounts payable and other current liabilities	(33)	21	49	-	37
Net cash provided by/(used) in continuing operations	289	(327)	441	(25)	378
Net cash used in by discontinued operations	(31)	-	-	-	(31)
Net cash (used)/generated in investing activities	(295)	10	(339)	-	(624)
Increase in non-current investments	-	(15)	(12)	-	(27)
Additions to property, plant and equipment	(349)	-	(361)	-	(710)
Proceeds on sale of mining assets	-	10	(2)	-	8
Proceeds of sale of discontinued assets	4	-	-	-	4
Proceeds on sale of investments	-	-	1	-	1
Cash effects from hedge restructuring	55	-	29	-	84
Net loans (advanced)/repaid	(5)	15	(11)	-	(1)
Change in restricted cash	-	-	17	-	17
Net cash generated/(used) in financing activities	6	300	(131)	25	200
Net repayments of short-term debt	126	-	(273)	-	(147)
Insurance of stock	9	-	-	-	9
Net proceeds of long-term debt	1	300	151	-	452
Cash effects from hedge restructuring	31	-	24	-	55
Dividends paid	(161)	-	(33)	25	(169)
Net decrease in cash and cash equivalents	(31)	(17)	(29)	-	(77)
Effect of exchange rate changes on cash	16	-	(19)	-	(3)
Cash and cash equivalents – January 1	17	53	206	-	276
Cash and cash equivalents – December 31,	2	36	158	-	196

The accompanying notes are an integral part of these Consolidated Financial Statements.

32. CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION *(continued)*

ANGLOGOLD ASHANTI LIMITED

Condensed consolidating statements of cash flows

FOR THE YEAR ENDED DECEMBER 31,

(In millions, except share information)

	AngloGold Ashanti (the "Guarantor") 2004 $	IOMco (the "Issuer") 2004 $	Other subsidiaries (the "Non-Guarantor subsidiaries") 2004 $	Cons adjustments 2004 $	Total 2004 $
Net cash provided by/(used) in operating activities	570	(735)	699	(21)	513
Net income/(loss) – applicable to common stockholders	97	(11)	(14)	25	97
Reconciled to net cash provided by/(used) in operations:					
Cumulative effect of accounting change	-	-	-	-	-
Profit on sale of assets	(1)	-	(13)	-	(14)
Depreciation, depletion and amortization	164	-	281	-	445
Deferred stripping costs	-	-	(28)	-	(28)
Impairment of assets	2	-	1	-	3
Deferred taxation	(193)	-	(7)	-	(200)
Other non cash items	180	10	90	(46)	234
Net increase/(decrease) in provision for environmental rehabilitation and pension and other post-retirement medical benefits	7	(2)	(20)	-	(15)
Effect of changes in operating working capital items:					
Net movement inter-group receivables and payables	272	(727)	455	-	-
Receivables	(16)	(2)	(6)	-	(24)
Inventories	18	-	(57)	-	(39)
Accounts payable and other current liabilities	42	(3)	17	-	56
Net cash provided by/(used) in continuing operations	572	(735)	699	(21)	515
Net cash used by discontinued operations	(2)	-	-	-	(2)
Net cash used in investing activities	(630)	(200)	(165)	-	(995)
Cash acquired in acquisitions	-	-	56	-	56
Increase in non-current investments	-	(16)	(14)	-	(30)
Additions to property, plant and equipment	(340)	-	(231)	-	(571)
Proceeds on sale of mining assets	1	-	9	-	10
Cash effects from hedge restructuring	(310)	-	-	-	(310)
Cash consideration for acquisitions or disposals	(43)	(184)	-	-	(227)
Net loans repaid	62	-	21	-	83
Change in restricted cash	-	-	(6)	-	(6)
Net cash (used)/generated in financing activities	(226)	988	(507)	21	276
Net repayments of short-term debt	(267)	-	(254)	-	(521)
Insurance of stock	3	-	-	-	3
Net proceeds of long-term debt	-	988	(199)	-	789
Cash outflows from derivatives relating to acquisitions	-	-	(24)	-	(24)
Cash effects from hedge restructuring	227	-	-	-	227
Dividends paid	(189)	-	(30)	21	(198)
Net (decrease)/increase in cash and cash equivalents	(286)	53	27	-	(206)
Effect of exchange rate changes on cash	17	-	(4)	-	13
Cash and cash equivalents – January 1	286	-	183	-	469
Cash and cash equivalents – December 31,	17	53	206	-	276

The accompanying notes are an integral part of these Consolidated Financial Statements.

32. **CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** *(continued)*

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions, except share information)

	2003 $ AngloGold Ashanti	2003 $ IOMco	2003 $ Other subsidiaries	2003 $ Cons adjustments	2003 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor subsidiaries")		
Net cash provided by/(used) in operating activities	305	-	172	(60)	417
Net income/(loss) – applicable to common stakeholders	247	-	59	(59)	247
Reconciled to net cash provided by/(used) in operations:					
Cumulative effect of accounting change	-	-	3	-	3
Profit on sale of assets	(2)	-	(53)	-	(55)
Depreciation, depletion and amortization	91	-	156	-	247
Deferred stripping costs	-	-	(32)	-	(32)
Impairment of assets	66	-	9	-	75
Deferred taxation	92	-	(20)	-	72
Other non cash items	(145)	-	212	(1)	66
Net decrease in provision for environmental rehabilitation and pension and other post-retirement medical benefits	(82)	-	(21)	-	(103)
Effect of changes in operating working capital items:					
Net movement inter-group receivables and payables	124	-	(124)	-	-
Receivables	(69)	-	14	-	(55)
Inventories	(45)	-	(33)	-	(78)
Accounts payable and other current liabilities	27	-	2	-	29
Net cash provided by/(used) in continuing operations	304	-	172	(60)	416
Net cash provided by discontinued operations	1	-	-	-	1
Net cash used in investing activities	(236)	-	(27)	-	(263)
Cash acquired in acquisitions	9	-	-	-	9
Additions to property, plant and equipment	(246)	-	(93)	-	(339)
Proceeds on sale of mining assets	2	-	4	-	6
Proceeds on sale of investments	-	-	56	-	56
Cash consideration for acquisitions or disposals	-	-	1	-	1
Net loans(advanced)/repaid	(1)	-	1	-	-
Change in restricted cash	-	-	4	-	4
Net cash (used)/generated in financing activities	(14)	-	(125)	60	(79)
Net repayments of short-term debt	10	-	(36)	-	(26)
Insurance of stock	10	-	-	-	10
Net proceeds of long-term debt	270	-	(19)	-	251
Dividends paid	(304)	-	(70)	60	(314)
Net increase in cash and cash equivalents	55	-	20	-	75
Effect of exchange rate changes on cash	45	-	7	-	52
Cash and cash equivalents – January 1	186	-	156	-	342
Cash and cash equivalents – December 31,	286	-	183	-	469

The accompanying notes are an integral part of these Consolidated Financial Statements.

SOCIÉTÉ DES MINES DE MORILA S.A.

FINANCIAL STATEMENTS
for the year ended 31 December 2005

Registration number: 15430
Incorporated in the Republic of Mali

Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Société des Mines de Morila S.A.

We have audited the accompanying balance sheets of Société des Mines de Morila S.A. (the "Company") as of December 31, 2005 and 2004, and the related statements of income, cash flows, and changes in shareholders' equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and of the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the financial statements.

PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors

Sunninghill, South Africa
March 9, 2006

Société des Mines de Morila S.A.

Statement of Operations
for the years ended December, 31

	Note	2005 $'000	2004 $'000	2003 $'000
Revenue	13	295 909	189 740	273 931
Operating costs		(162 819)	(119 612)	(101 835)
Operating profit	14	133 090	70 128	172 096
Other expenditure – net		(4 860)	(6 566)	(10 771)
- interest received		435	92	291
- finance charges		(3 811)	(4 252)	(5 113)
- other (expenses) / income, net		(1 484)	(2 406)	(5 949)
Profit before taxation		128 230	63 562	161 325
Taxation	15	(10 837)	-	-
Net profit		117 393	63 562	161 325

See notes to the financial statements

Société des Mines de Morila S.A.

Balance sheet
At December, 31

	Note	2005 $'000	2004 $'000
ASSETS			
Non current assets		177 195	168 719
Mining assets	8	101 580	117 754
Deferred stripping	9	5 945	20 830
Long-term ore stockpiles	10	69 670	30 135
Current assets		123 334	97 110
Deferred stripping	9	2 817	15 925
Inventories	10	56 863	25 332
Accounts receivable	11	49 939	44 891
Prepaid expenses		9 811	8 922
Cash and equivalents		3 904	2 040
Total assets		300 529	265 829
EQUITY			
Capital and reserves			
Share capital	3	16	16
Distributable reserves		241 340	213 647
Other reserves		-	-
Retained income		241 340	213 647
Shareholder's equity		241 356	213 663
Non-current liabilities		27 575	26 811
Shareholder's subordinated loan	4	3 525	3 369
Environmental rehabilitation provision	5	9 889	9 252
Long term liabilities	6	11 142	14 190
Deferred tax liability	7	3 019	-
Current liabilities		31 598	25 355
Accounts payable	13	21 706	22 464
Taxation payable		6 844	-
Short term portion of long term liabilities	6	3 048	2 891
Total shareholders' equity and liabilities		300 529	265 829

See notes to the financial statements

Société des Mines de Morila S.A.

Statement of changes in shareholders' equity
for the years ended December, 31

	Share capital $'000	Retained income $'000	Other Reserves $'000	Total $'000
Balance at January 1, 2003	16	169 760	(20 733)	149 043
Net profit for the year	-	161 325	-	161 325
Movement in cash flow hedges	-	-	2 225	2 225
Dividends declared and paid	-	(174 000)	-	(174 000)
Balance at December 31, 2003	16	157 085	(18 508)	138 593
Net profit for the year	-	63 562	-	63 562
Movement in cash flow hedges	-	-	18 508	18 508
Dividends declared and paid	-	(7 000)	-	(7 000)
Balance at December 31, 2004	16	213 647	-	213 663
Net profit for the year	-	117 393		117 393
Dividends declared and paid	-	(89 700)	-	(89 700)
Balance at December 31, 2005	16	241 340	-	241 356

See notes to the financial statements

Société des Mines de Morila S.A.

Cash flow statement
for the years ended December, 31

	Note	2005 $'000	2004 $'000	2003 $'000
Cash flows from operating activities				
Cash generated by operating activities before changes in working capital	16.1	184 161	83 690	177 264
Cash utilized by changes in working capital	16.2	(81 791)	(48 937)	(8 244)
Cash generated from operations		102 370	34 753	169 020
Taxation paid	16.3	(974)	-	-
Interest paid -net		(2 586)	(3 451)	(4 223)
Net cash flows generated by operating activities		98 810	31 302	164 797
Cash flows from investing activities				
Decrease in restricted cash		-	9 705	1 610
Additions to mining assets		(4 355)	(4 640)	(11 907)
Dividends paid		(89 700)	(7 000)	(174 000)
Net cash flows generated from / (utilized in) investing activities		(94 055)	(1 935)	(184 297)
Cash flows from financing activities				
Long term liabilities repaid		(2 891)	(20 748)	(21 098)
Shareholder loan (repaid)/increase		-	(16 331)	-
Net cash flows utilized in financing activities		(2 891)	(37 079)	(21 098)
Net (decrease)/increase in cash and equivalents		1 864	(7 712)	(40 598)
Cash and equivalents at beginning of year		2 040	9 752	50 350
Cash and equivalents at end of year		3 904	2 040	9 752

See notes to the consolidated financial statements

1. **Nature of operations**

Société des Mines de Morila S.A. (the "Company") owns the Morila gold mine in Mali. The Company is owned 80% by Morila Limited and 20% by the State of Mali. Randgold Resources Limited and AngloGold Ashanti Limited (formerly AngloGold Limited) each own 50% of Morila Limited. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company's principal product, is currently produced and sold in Mali.

2. **Significant accounting policies**

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1 **Basis of preparation**

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments), which are carried at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies.

2.2 **General**

The financial statements are measured and presented in US dollars, as it is the primary measurement currency in which transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to US dollars at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at period-end, as well as those arising on the translation of settled transactions occurring in currencies other than the functional currency, are included in net income.

2.3 **Foreign currency translation**

(a) Measurement and presentation currency

The consolidated financial statements are presented in United States Dollars, which is the Company's measurement and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

2.4 **Property, plant and equipment**

a) Undeveloped properties

Undeveloped properties upon which the Company has not performed sufficient exploration work to determine whether significant mineralization exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, an impairment is recorded.

b) Development costs and mine plant facilities

Mine development costs and mine plant facilities are initially recorded at cost, whereafter it is measured at cost less accumulated depreciation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalized. Development costs consist primarily of direct expenditure incurred to evaluate and develop new orebodies, to define mineralization in existing orebodies and to establish or expand productive capacity, and is capitalized until saleable minerals are extracted from the orebody at which point the costs are depreciated over the life of the mine. Ongoing costs to maintain production are expensed as incurred.

2.   Significant accounting policies (continued)

c) Non-mining property, plant and equipment

Other non-mining property, plant and equipment are shown at cost less accumulated depreciation.

d) Depreciation and amortization

Long-lived assets include mining properties, mine development costs and mine plant facilities. These assets have useful economic lives which exceed that of the life of the mine. Depreciation and amortization are therefore charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short-lived assets, which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years, using the straight-line method.

e) Mining property evaluations

The carrying amount of the long-lived assets of the Company are annually compared to the recoverable amount of the assets, or whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and net selling price.

In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the Company's weighted average cost of capital. Revenue assumptions are based on a gold price of $400 (2004: $375) and the extraction of proven and probable reserves as per the approved mine plan. Working costs and sustaining capital expenditure are estimated based on the approved mine plan. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets' recoverable amount. The revised carrying amounts are depreciated in line with accounting policies.

A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years.

The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

2.5   Deferred stripping costs

In general, mining costs are allocated to production costs, inventories and ore stockpiles, and are charged to mine production costs when the gold is sold. However, at the Company's open pit mines, which have diverse grades and waste-to-ore ratios over the mine, the Company defers the costs of waste stripping in excess of the expected pit life average stripping ratio. These mining costs, which are commonly referred to as "deferred stripping" costs, are incurred in mining activities that are generally associated with removal of waste rock. The deferred stripping method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however industry practice does vary.   Stripping cost (including any adjustment through the deferred stripping asset) is treated as production cost and included in its valuation of inventory.

The expected pit life stripping ratios are recalculated annually in light of additional knowledge and changes in estimates. These ratios are calculated as the ratio of the total of waste tonnes deferred at the calculation date and future anticipated waste to be mined, to anticipated future ore to be mined. Changes in the mine plan, which will include changes in future ore and waste tonnes to be mined, will therefore result in change of the expected pit life average stripping ratio, which will impact prospectively on amounts deferred or written back.

This method of accounting has the effect of smoothing costs over the life of the project. The Company believes that the method we use is the same as the method used by many mining companies in the industry with open pit mines.

2.6   **Inventories**

Inventories, which include consumable stores, gold in process and ore stockpiled, are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and general mine and administration costs but excluding turnover, refining and taxes.

2. Significant accounting policies (continued)

Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. High grade ore is defined as ore above 5g/t and medium grade is defined as ore above 1.4g/t. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine. This does not include high grade tailings which are carried at zero value due to uncertainty as to whether they will be processed. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design.

Consumable stores are valued at average cost after appropriate provision for redundant and slow moving items have been made.

2.8 Financial instruments

Financial instruments are initially measured at cost, including transaction costs. Subsequent to initial recognition these instruments are measured as set out below. Financial instruments carried on the balance sheet include cash and cash equivalents, receivables, accounts payable, borrowings and derivative financial instruments.

2.9 Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

On the date a derivative contract is entered into, the Company designates the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing effective economic hedges under the Company's risk management policies, do not qualify for hedge accounting.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedged firm commitment or forecasted transaction affects net profit or loss.

Recognition of derivatives which meet the criteria for the normal purchases, normal sales exemption are deferred until settlement. Under these contracts the group must physically deliver a specified quantity of gold at a future date at a specified price to the contracted counter party.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific high probable forecasted transactions. The Company formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

2.10 Receivables

Receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

2.11 Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the date of purchase.

2.12 Rehabilitation costs

The net present value of estimated future rehabilitation cost estimates is recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money.

2.   Significant accounting policies (continued)

Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

2.13   Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.14   Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.15   Accounts payable

Accounts payable are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

2.17   Employee benefits

(a) Post retirement employee benefits

The Company has a defined contribution plan. A defined contribution plan is a plan under which the Company pays fixed contributions. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Retirement benefits for employees of the Company are provided by the Mali state social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

(b) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

2.18   Finance Leases

Leases of plant and equipment where the Company assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets.

2.   Significant accounting policies (continued)

2.19   Revenue recognition

Revenue is recognized as follows:

a)   Gold sales - Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

These are met when the gold and silver leaves the mine's smelthouse.

As gold sales are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the Company's best estimate of contained metal. Subsequently adjustments are recorded in turnover to take into account final assay and weight certificates from the refinery, if different from the initial certificates. Historically the differences between the estimated and actual contained gold have not been significant.

b)   Interest income - Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

2.20   Exploration costs

The Company expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, i.e. "probable." In evaluating if expenditures meet this criterion to be capitalized, the Company utilized several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalized is always probable, the information that the Company use to make that determination depends on the level of exploration.

a)   Exploration and evaluation expenditure on greenfields sites, being those where the Company does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the expenditure is capitalized within development costs if the final feasibility study demonstrates that future economic benefits are probable.

b)   Exploration and evaluation expenditure on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a pre-feasibility study, after which the expenditure is capitalized as a mine development cost. A "pre-feasibility study" consists of a comprehensive study of the viability of a mineral project that has advanced to stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The pre-feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the Company will obtain future economic benefit from the expenditures.

b)   Exploration and evaluation expenditure relating to extensions of minerals deposits which are already being mined or developed, including on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a pre-feasibility study. This economic evaluation is distinguished from a pre-feasibility study in that some of the information that would normally be determined in a pre-feasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that it is more likely than not that the Company will obtain future economic benefit from the expenditures.

Costs relating to property acquisition are also capitalized. These costs are capitalized within development costs.

2. Significant accounting policies (continued)

2.21 **Taxation**

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted or substantially enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, and joint ventures, except where the timing of the reversal of the temporary difference can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

3. Share capital

Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of Communauté Financière Africaine franc ("CFA") 10 000 ($16.356) each:

	Number of shares authorized and issued	2005 $'000	2004 $'000
Morila Limited	800	13	13
Government of Mali	200	3	3
	1 000	16	16

4. Shareholder's loan

	2005 $'000	2004 $'000
Government of Mali	3 525	3 369
	3 525	3 369
Made up of:		
Principal	2 622	2 622
Deferred interest	903	747
	3 525	3 369

The shareholder loan is denominated in US dollars and interest accrues at a LIBOR dollar rate plus 2% per annum. The weighted average interest rate as at December 31, 2005 on the shareholders' subordinated loans was 5.29% (December 31, 2004: 4.19%).

5. Environmental rehabilitation provision

	2005 $'000	2004 $'000
Opening balance	9 252	8 809
Accretion expense	637	443
	9 889	9 252

5. **Environmental rehabilitation provision (continued)**

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the risk free pre-tax, cost of borrowing.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, will be $12.2 million (December 31, 2004: $12.2 million), the majority of which will only be expended over the life of mine.

Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation provision using the standards as set by the World Bank which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Company's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

The Company is committed to rehabilitation of its properties and to ensure that it is adequately provided to do so it makes use of independent environmental consultants to advise it. It also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

There are no unasserted claims reflected in the provision.

While the ultimate closure costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency as these are clearly defined in the Company's mining convention.

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

6. **Long term liabilities**

		2005 $'000	2004 $'000
a)	Rolls Royce finance lease	11 980	14 468
b)	Morila Air Liquide finance lease	2 210	2 613
		14 190	17 081
Less: Current portion of long term liabilities:			
a)	Rolls Royce finance lease	2 633	2 489
b)	Morila Air Liquide finance lease	415	402
		11 142	14 190

a) **Rolls Royce finance lease**

Morila finance lease relates to five generators leased from Rolls Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which as at December 31, 2005 was approximately 20% per annum based on the lease contract. The lease is collateralized by plant and equipment whose net book value at December 31, 2005 amounted to $12.1 million (2004: $14.1 million). Average lease payment of $3.8 million are payable in instalments over the term of the lease. Two of the Company's ultimate shareholders, being Randgold Resources Limited and AngloGold Ashanti Limited jointly guaranteed the repayment of the lease.

b) **Morila Air Liquide finance lease**

Morila Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2005 was approximately 3.09% per annum. The lease is collateralized by the production units whose net book value at December 31, 2005 amounted to $1.9 million (2004: $2.5 million).

Finance lease liabilities – minimum lease payments:

6. **Long term liabilities (continued)**

	2005 $'000	2004 $'000
Not later than 1 year	5 349	5 645
Later than 1 year and not later than 5 years	16 017	17 751
Later than 5 years	834	4 449
	22 200	27 845
Future finance costs of finance leases	(8 010)	(10 764)
Present value of finance lease liabilities	14 190	17 081
The present value of the finance lease liabilities is as follows:		
Not later than 1 year	3 048	2 891
Later than 1 year and not later than 5 years	10 556	10 980
Later than 5 years	586	3 210
	14 190	17 081

7. **Deferred taxation**

Deferred tax is calculated in full on temporary differences under the liability method using a principal tax of 35% (2004: 35%).

The movement on deferred taxation is a follows:

	2005 $'000	2004 $'000
At beginning of the year	-	-
Income statement charge	3 019	-
At end of year	3 019	-
Deferred taxation assets and liabilities comprise of the following		
Deferred stripping not deductible for tax	3 067	-
Deferred taxation liability	3 067	-
Decelerated tax depreciation	(48)	-
Deferred taxation asset	(48)	-
Net deferred taxation liability	3 019	-

8. **Mining assets**

	2005 $'000	2004 $'000
Opening carrying amount	117 754	130 505
Additions	4 358	6 002
Depreciation	(20 532)	(18 753)
Closing carrying amount	101 580	117 754
Cost	198 545	194 187
Accumulated depreciation	(96 965)	(76 433)
Carrying amount	101 580	117 754

Long-lived assets

Long-lived assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $97.8 million as at December 31, 2005 (2004: $112.5 million).

Short-lived assets

Short-lived assets are those assets which are amortized over their useful life and are comprised of motor vehicles and other equipment. The net book value of these assets was $3.8 million as at December 31, 2005 (2004: $5.3 million).

9. **Deferred stripping**

	2005 $'000	2004 $'000
Opening balance	36 755	26 298
Additions during the year	-	10 457
Utilized during the year	(27 993)	-
Short-term portion	(2 817)	(15 925)
	5 945	20 830

In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to later years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 4.36 in 2005, 3.35 in 2004 and 3.68 in 2003. The change in the average stripping ratio was due to a change in the expected average life-of-mine stripping ratio in 2005 compared to 2004. $28.0 million in costs were utilized. The deferred/released stripping costs, were calculated taking into account the actual strip ratios achieved of 2.47 for 2005, 4.98 for 2004 and 4.77 in 2003.

In addition to the above, preproduction stripping costs $8 million were capitalized as part of mining assets on initial commissioning of the mine.

10. **Inventories**

	2005 $'000	2004 $'000
Consumables stores	22 141	14 778
Gold in process	2 282	3 629
Short-term portion of ore stockpiles	32 440	6 925
	56 863	25 332
Long-term portion of ore stockpiles	69 670	30 135
	126 533	55 467

Ore stockpiles have been split between long and short-term based on the current life of mine plan estimates.

11. **Accounts receivable**

	2005 $'000	2004 $'000
Related party receivables		
- Randgold Resources Limited	-	2
- AngloGold Ashanti Limited	-	22
- AngloGold Services Mali S.A.	-	111
- Societe d' Exploitation des Mines d'Or de Sadiola S.A.	-	95
- Boart Long Year Mali	-	2
- AngloGold Mines de Siguiri Guinea	-	176
Gold sales trade receivable	8 991	9 886
Value added tax	24 763	13 297
Custom duties receivable	17 206	16 695
MDM receivable	2 522	-
Other	2 047	6 165
	55 529	46 451
Impairment provision	(5 590)	(1 560)
	49 939	44 891

12. Accounts payable

	2005 $'000	2004 $'000
Related party payables		
- Randgold Resources Limited	-	32
- AngloGold Ashanti Limited	-	615
- AngloGold Services Mali S.A.	-	761
- Societe d'Exploitation des Mines d'Or de Sadiola S.A.	-	236
- Boart Long Year Mali	71	32
Trade creditors	4 514	4 170
Payroll cost accruals	679	5 003
Indirect taxes payable	7 747	3 395
Sundry accruals	8 695	8 220
	21 706	22 464

13. Revenue

	2005 $'000	2004 $'000	2003 $'000
Gold sales	295 196	189 287	273 385
Silver sales	713	453	546
	295 909	189 740	273 931

14. Operating profit

	2005 $'000	2004 $'000	2003 $'000
Operating profit is arrived at after taking into account the following:			
Depreciation	20 532	18 753	21 562
Auditor's remuneration			
- audit fees	111	108	70
Impairment on accounts receivable	4 030	1 560	-
Royalties	15 529	11 584	16 387
Related party management fee (note 21)	2 605	2 045	2 733

15. Taxation

Major items causing the Company's actual income tax charge to differ from estimates at the standard charge of 35% of taxable income are as follows:

	2005 $'000	2004 $'000	2003 $'000
Current taxation	7 818	-	-
Deferred taxation (note 7)	3 019	-	-
	10 837	-	-
The tax on the Company's profit before tax differs from the theoretical amount that would arise using statutory tax rate as follows:			
Profit before tax	125 261	63 562	161 325
Tax calculated at tax rate of 35%	(43 841)	(22 247)	(56 464)
Expenses not deductible for tax purposes			
- Deferred stripping	3 213	-	-
- Provisions/allowances	2 526	-	-
Tax holiday permanent differences	(38 743)	(22 247)	(56 464)
Taxation charge	10 837	-	-

15. Taxation (continued)

The Company benefited from a five year tax holiday in Mali which expired on November 14, 2005. The benefit of the tax holiday to the Company was to increase its net income by $38.7 million, $22.2 million and $56.5 million, due to not recording a tax expense for the taxable income generated by the Morila mine for the years ended December 31, 2005, 2004 and 2003, respectively. Under Malian tax law upon expiration of the tax holiday, the Company's income tax expense will be based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2005, 2004 and 2003 respectively, for deduction against future mining income.

16. Notes to the cash flow statement

		2005 $'000	2004 $'000	2003 $'000
16.1	Cash generated by operating activities before changes in working capital			
	Profit before taxation	128 230	63 562	161 325
	Adjustments:			
-	net finance charges	3 376	4 160	4 822
-	depreciation	20 532	18 753	21 562
-	environmental rehabilitation provision	-	443	2 475
-	unrealized movements of financial instruments	-	2 865	(961)
-	TSF gold in process provision	-	4 167	(4 167)
-	provision for bad debt	4 030	1 560	-
-	deferred stripping costs utilized (capitalized)	27 993	(10 457)	(7 792)
-	other non cash movements	-	(1 363)	-
		184 161	83 690	177 264
16.2	Cash utilized by changes in working capital			
-	Increase in accounts receivable	(9 967)	(29 467)	(7 584)
-	Increase in inventories	(71 066)	(23 812)	(10 246)
-	(Decrease)/increase in accounts payable	(758)	4 342	9 586
		(81 791)	(48 937)	(8 244)
16.3	Taxation paid			
-	Balance at beginning of year	-	-	-
-	Charge to statement of operations	10 837	-	-
-	Movement in deferred taxation	(3 019)	-	-
-	Balance at end of year	(6 844)	-	-
-	Tax paid	974	-	-

17. Financial risk management

In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions which makes use of off-balance sheet financial instruments. They include mainly gold forward and gold option contracts.

17.1 Concentration of credit risk

The Company's financial instruments do not represent a concentration of credit risk because the Company sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and a provision for bad debts is maintained.

Gold bullion, the Company's principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the Company believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold.

Included in accounts receivable is $41.7 million (2004: $30.0 million) relating to indirect taxes owing to the Company by the State of Mali, which is denominated in Communauté Financière Africaine franc.

17. Financial risk management (continued)

17.2 Foreign currency and commodity price risk

In the normal course of business, the Company enters into transactions denominated in foreign currencies (primarily US$). In addition, the Company enters into transactions in a number of different currencies (primarily Communauté Financière Africaine franc). As a result, the Company is subject to transaction exposure from fluctuations in foreign currency exchange rates.

Generally the Company does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Company to any currency fluctuation risk. However, in periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices. Morila's hedge was wound up at the end of 2005.

17.3 Interest rates and liquidity risk

Fluctuation in interest rates impact on the value of income receivable from short-term cash investments and interest payment relating to financing activities (including long-term loans), giving rise to interest rate risk.

In the ordinary course of business, the Company receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The Company has been able to in the past actively source financing through shareholders' and third party loans.

18. Fair value of financial instruments

The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2005 and 2004. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	December 31, 2005		December 31, 2004	
	Carrying amount $'000	Fair value $'000	Carrying amount $'000	Fair value $'000
Financial assets				
Cash and equivalents	3 904	3 904	2 040	2 040
Restricted cash	-	-	-	-
Accounts receivable	49 939	49 939	44 891	44 891
Prepaid expenses	9 811	9 811	8 922	8 922
Financial liabilities				
Accounts payable	21 706	21 706	22 464	22 464
Long-term liabilities (excluding loans from shareholders)	11 142	11 142	14 190	14 190
Short term portion of long term liabilities	3 048	3 048	2 891	2 891

Estimation of fair values

Receivables, restricted cash, accounts payable, bank overdrafts and cash and equivalents

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Long term debt

The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

Gold price contracts

The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

19. Post retirement employees benefits

Retirement benefits for employees of the Company are provided by the Mali state social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2005, 2004 and 2003 amounted to $2.5 million, $2.7 million and $0.8 million respectively.

20. Commitments - Capital expenditure for mining assets

	2005 $'000	2004 $'000
Contracts for capital expenditure	-	96
Authorized but not contracted for	1 280	2 545
	1 280	2 641

21. Related party transactions

Included in accounts payable and accounts receivable as at December 31, 2005 are amounts of $Nil million (2004: $1.6 million) and $Nil million (2004: $0.4 million) as detailed in notes 11 and 13 above, respectively.

In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears.

The management fees for the year ended December 31, 2005 amounted to $2.6 million (2004: $2.0 million).

22. Reconciliation to US GAAP

The Company's financial statements included in this registration statement have been prepared in accordance with IFRS which differs in certain respects from US GAAP. The effect of applying US GAAP principles to net profit and shareholder's equity is set out below, together with an explanation of applicable differences between IFRS and US GAAP.

Reconciliation of net profit

	Year ended December, 31 2005 $'000	Year ended December, 31, 2004 $'000	Year ended December 31, 2003 $'000
Reconciliation of Net Profit			
Net profit under IFRS	117 393	63 562	161 325
US GAAP adjustments			
Change in accounting principle, net of tax	-	-	535
Net profit under US GAAP	117 393	63 562	161 860
Other comprehensive income			
Change in fair value of cash flow hedges	-	18 508	2 225
Comprehensive income under US GAAP	117 393	82 070	164 085

Reconciliation of Shareholder's Equity

	Year ended December, 31 2005 $'000	Year ended December, 31, 2004 $'000
Total shareholder's equity under IFRS	241 340	213 663
US GAAP adjustments		
Total shareholders' equity under US GAAP	241 340	213 663

22. Reconciliation to US GAAP (continued)

Provision for environmental rehabilitation and change in accounting policy

Under IFRS, full provision for environmental rehabilitation is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are shown separately in the statement of operations. Previously under US GAAP, expenditure estimated to be incurred on long-term environmental obligations was provided over the remaining lives of the mines through charges in the statement of operations. On January 1, 2003 the Company adopted FAS 143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" which eliminated this difference.

Presentation of financial statements – deferred taxation

Under IFRS, the Company has classified all of its deferred tax liabilities as non-current. U.S. GAAP however, requires classification of deferred tax liabilities and assets as current or non-current based on the classification of the related non-tax asset or liability for financial reporting purposes. Therefore, under U.S. GAAP, a portion of the deferred tax liability under IFRS, relating to the short term portion of deferred stripping balance amounting to $1 million, would be classified as a current deferred tax liability under U.S. GAAP.

Recent accounting pronouncements

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," ("EITF 04-6"), which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in *Costs applicable to sales* in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period and the carrying value is less than the net realizable value. The Company will adopt the provisions of EITF 04-6 on January 1, 2006. The most significant impact of adoption is expected to be the removal of deferred stripping costs from the balance sheet, net of taxes, and reclassifying the balances as a cumulative effect adjustment reducing opening retained earnings by approximately $8 million.

In March 2005, the FASB issued Interpretation 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations" - an interpretation of FASB No. 143. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that mayor may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005 the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless prescribed otherwise or it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Société d'Exploitation des Mines d'Or de Sadiola S.A.

Financial statements
as of and for the year ended
December 31, 2005

Société d'Exploitation des Mines d'Or de Sadiola S.A.

Financial statements and report of the Independent Registered Public Accounting Firm
For the year ended December 31, 2005

Contents

Report of the independent registered public accounting firm

Income statements

Balance sheets

Statements of changes in stockholders' equity

Cash flow statements

Notes to the financial statements

Report of the Independent Registered Public Accounting Firm

The board of directors and stockholders of Société d'Exploitation des Mines d'Or de Sadiola S.A.

We have audited the accompanying balance sheets of Société d'Exploitation des Mines d'Or de Sadiola S.A. as of December 31, 2005 and 2004, and the related statements of income, cash flows, and changes in stockholders' equity for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Société d'Exploitation des Mines d'Or de Sadiola S.A. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences, as of and for the years ended December 31, 2005, 2004 and 2003, is presented in note 19 to the financial statements.

KPMG Inc.
Registered Accountants and Auditors

Per Ian Kramer
Johannesburg, South Africa
March 10, 2006

Société d'Exploitation des Mines d'Or de Sadiola S.A..
Income statement
For the years ended December 31,

	Notes	2005	2004	2003
			US$	
Revenue	1	198,138,374	187,577,578	166,574,925
Cost of sales		(149,458,705)	(143,463,414)	(126,022,049)
Gross profit		48,679,669	44,114,164	40,552,876
Other operating expenses		(2,614,446)	(1,723,561)	(2,355,077)
Net foreign exchange (loss) / gain		(7,520,279)	636,876	3,298,374
Exceptional impairments of indirect taxes receivable and exceptional provision for indirect taxes payable	3	(9,130,667)	-	-
Operating profit	2	29,414,227	43,027,479	41,496,173
Interest income		341,515	363,185	348,543
Profit before taxation		29,755,792	43,390,664	41,844,716
Income tax expense	4	(17,671,661)	(11,796,375)	(10,523,433)
Profit for the year		12,084,131	31,594,289	31,321,283

The accompanying notes are an integral part of these financial statements.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Balance sheet
As at December 31,

	Notes	2005	2004
		US$	
ASSETS			
Non-current assets			
Property, plant and equipment	5	131,872,377	140,940,384
Inventories	6	17,936,431	10,813,834
Trade and other receivables	7	14,551,010	-
		164,359,818	151,754,218
Current assets			
Inventories	6	43,387,635	32,542,520
Trade and other receivables	7	27,527,053	47,165,352
Taxation	14	-	802,383
Cash and cash equivalents	8	12,185,406	12,739,760
		83,100,094	93,250,015
Total assets		247,459,912	245,004,233
EQUITY AND LIABILITIES			
Stockholders' equity		179,029,066	206,944,935
Non-current liabilities			
Provisions	9	11,655,394	7,762,218
Deferred taxation	10	5,828,420	1,521,628
		17,483,814	9,283,846
Current liabilities			
Trade and other payables	11	22,845,390	17,973,452
Taxation	14	8,101,642	-
Dividends payable	12	20,000,000	10,802,000
		50,947,032	28,775,452
Total liabilities		68,430,846	38,059,298
Total equity and liabilities		247,459,912	245,004,233

The accompanying notes are an integral part of these financial statements.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Statement of changes in stockholders' equity
For the years ended December 31,

	Note	Ordinary stock (note 15)	Non-distributable reserve	Retained earnings	Total stockholders' equity
				US$	
Balance at December 31, 2002		20,000,000	4,000,000	195,029,363	219,029,363
Profit for the year		-	-	31,321,283	31,321,283
Dividends declared	12	-	-	(30,000,000)	(30,000,000)
Balance at December 31, 2003		20,000,000	4,000,000	196,350,646	220,350,646
Profit for the year		-	-	31,594,289	31,594,289
Dividends declared	12	-	-	(45,000,000)	(45,000,000)
Balance at December 31, 2004		20,000,000	4,000,000	182,944,935	206,944,935
Profit for the year		-	-	12,084,131	12,084,131
Dividends declared	12	-	-	(40,000,000)	(40,000,000)
Balance at December 31, 2005		20,000,000	4,000,000	155,029,066	179,029,066

The non-distributable reserve is a legal reserve created in 1997 and is a requirement of the commercial law of Mali. This law prescribes the transfer of 10% of profits, restricted to a maximum of 20% of ordinary share capital, to a non-distributable reserve. Such reserve only becomes distributable in the event the Company is liquidated.

The accompanying notes are an integral part of these financial statements.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Cash flow statements
For the years ended December 31,

	Notes	2005	2004	2003
		US$		
Cash flows from operating activities				
Cash generated from operations	13	78,712,355	59,416,443	80,679,433
Increase in non-current inventories		(7,122,597)	(3,201,209)	(13,230,329)
Increase in non-current VAT refundable		(17,519,010)	-	-
Interest received		341,515	363,185	348,543
Income tax paid	14	(4,460,844)	(13,077,286)	(2,390,145)
Net cash inflow from operating activities		49,951,419	43,501,133	65,407,502
Cash flows from investing activities				
Capital expenditure		(19,703,773)	(16,075,526)	(10,426,075)
Net cash outflow from investing activities		(19,703,773)	(16,075,526)	(10,426,075)
Cash flows from financing activities				
Dividends paid	12	(30,802,000)	(45,198,000)	(41,000,000)
Net cash outflow from financing activities		(30,802,000)	(45,198,000)	(41,000,000)
Net (decrease)/increase in cash and cash equivalents		(554,354)	(17,772,393)	13,981,427
Cash and cash equivalents at beginning of year		12,739,760	30,512,153	16,530,726
Cash and cash equivalents at end of year	8	12,185,406	12,739,760	30,512,153

The accompanying notes are an integral part of these financial statements.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2003, 2004 and 2005

1) BUSINESS ACTIVITIES

Société d'Exploitation des Mines d'Or de Sadiola S.A.. (Semos) is a Company registered in Mali. The Company operates a mine for the commercial exploitation of gold in the Kayes region of Western Mali. Commercial production commenced on March 4, 1997.

2) ACCOUNTING POLICIES

a. Basis of preparation and statement of compliance

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). The Company's accounting policies, as set out below, are consistent in all material respects with those applied in the previous year. The financial statements are presented in US dollars.

b. Recent accounting pronouncements

IFRIC 4 – Determining whether an Arrangement contains a Lease (January 1, 2006), which is not yet mandatory for the Company, has not been adopted in the current year.

We have assessed the significance of this new interpretation which will be applicable from January 1, 2006 and concluded that it will have no material financial impact on our financial statements.

c. Use of estimates

The preparation of the financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors, such as historical experience and current and expected economic conditions. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production amortization; environmental decommissioning and restoration obligations; estimates of recoverable gold and other materials in stockpiles; asset impairments; post employment, post retirement and other employee benefit liabilities; and the fair value and accounting treatment of financial instruments.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed in the relevant accounting policies set out below.

d. Foreign currency translation

Functional and presentation currency
Items included in the financial statements are measured using the currency of the primary economic environment in which the Company operates (the 'functional currency'). The functional currency of United States Dollars (US$) is used as opposed to the currency of the country in which the enterprise is domiciled, namely Franc de la Communauté Financière d'Afrique (F CFA). The decision has been taken on the basis of the US$ being the currency in which the enterprise operates, as its revenue and the majority of costs are US$-based.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the approximate exchange rate at the date of the transaction.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2003, 2004 and 2005

e. *Property, plant and equipment*

Property, plant and equipment are recorded at cost less accumulated amortization and impairments. Cost includes the present value of future decommissioning costs. Cost also includes finance charges capitalized during the construction period where such expenditure is financed by borrowings.

If there is an indication that the recoverable amount of the property, plant and equipment is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the group, and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Amortization on assets is calculated on the units-of-production method to allocate the depreciable amount of each asset over its estimated useful life.

Major renovations are amortized over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

Plant and equipment are amortized using the units-of-production ("UOP") method where the mine operating plan calls for production from well-defined mineral reserves.

For mobile and other equipment, the straight-line method is applied over the estimated life of the asset, which does not exceed the estimated mine life based on proved and probable mineral reserves, as the useful lives of these assets are considered to be limited to the life of the mine.

The calculation of the UOP rate of amortization could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include:
- an expansion of proved and probable mineral reserves through exploration activities;
- the grade of mineral reserves may vary significantly from time to time ;
- differences between actual commodity prices and commodity prices assumptions used in the estimation of mineral reserves;
- unforeseen operational issues at the mine site; and
- increases in capital, operating, mining, processing and reclamation costs and foreign exchange rates that could adversely affect the economic viability of mineral reserves.

Such changes in mineral reserves could similarly impact the useful lives of assets depreciated on the straight-line method, where those lives are limited to the life of the mine.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Gains and losses on disposals are determined by comparing proceeds with the carrying amount, and are included in the income statement.

Mine development costs

Capitalized mine development costs include expenditure incurred to develop the Sadiola ore body, to define further mineralization to the existing ore body and to expand the capacity of the mine. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred.

Amortization of mine development costs are computed by the units-of-production method based on estimated proved and probable mineral reserves. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These costs are amortized from the date on which commercial production begins.

Mine infrastructure

Mine plant facilities are amortized using the lesser of their useful life or units-of-production method based on estimated proved and probable mineral reserves. Other infrastructure, comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2003, 2004 and 2005

f.   *Exploration expenditure*

Exploration costs capitalized include acquired proved and probable mineral reserves at cost at acquisition date, as well as exploration costs capitalized on the basis indicated below.

Research and exploration expenditure is expensed when it is incurred until it can be determined that the mineral property can be economically developed, at which stage all further exploration expenditure incurred to develop such property is capitalized.

g.   *Impairment*

The carrying amount of the Company's assets are assessed at each balance sheet date for indicators of impairment. If such indicators exist an impairment test is performed.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

The determination of fair value is subject to risks and uncertainties including the future gold price and exchange rates. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

h.   *Leased assets*

Operating lease rentals are charged against operating profits on a straight-line basis over the lease period.

i.   *Stockpiles, gold in process and gold bullion inventories*

Inventories are valued at the lower of cost and net realizable value, after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
▪   gold bullion and gold-in-process is valued on a weighted average cost method;
▪   ore stockpiles are valued on a weighted average of cost method; and
▪   consumable stores are valued at average cost.

In the case of gold on hand, cost includes an appropriate share of overheads based on normal operating capacity. The cost of consumable stores includes expenditure incurred in bringing them to their existing location and condition.

Ore stockpiles not realizable within the next production cycle are classified as non-current inventories.

Costs that are incurred in, or that benefit, the production process are accumulated as stockpiles, gold in process and gold bullion inventories and are carried at the lower of cost or net realizable value. Net realizable value tests are performed at least annually and represent the estimated future sales price of the gold based on prevailing and long-term gold prices, less estimated costs to complete production and bring the gold to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2003, 2004 and 2005

j.   *Provisions*

Provisions are recognized when the Company has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the increases specific to the liability.

k.   *Environmental expenditure*

Non-current environmental obligations comprising decommissioning and restoration are based on the Company's environmental management plans, in compliance with the current environmental and regulatory requirements.

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment and the Company's environmental management plan. The Company recognizes management's estimate of the value of liabilities for asset rehabilitation obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset, with respect to decommissioning obligations, is recorded and amortized over the life of the mine. Where a related asset is not easily identifiable with a liability, the change in estimate over the course of the year is expensed. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

l.   *Decommissioning costs*

The provision for decommissioning represents the estimated cost that will arise from rectifying damage caused before production commenced.

Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated future cash flows based on current prices. When this provision gives access to future economic benefits, an asset is recognized and included within mining infrastructure. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains from the expected disposal of assets are not taken into account when determining the provision.

m.   *Restoration costs*

The provision for restoration represents the cost of restoring site damage after the commencement of production. Increases in the provision are charged to the income statement as a cost of production.

Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated future cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Expenditure on ongoing restoration costs is expensed when incurred.

n.   *Revenue recognition*

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. This requires persuasive evidence that:
- an arrangement exists;
- delivery has occurred and title has transferred;
- the seller's price to the buyer is fixed or determinable; and
- collectability is reasonably assured.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2003, 2004 and 2005

o. *Interest income*

Interest is recognized as it accrues, using the effective interest rate method.

p. *Taxation*

Deferred taxation is provided on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognized to the extent it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and if required, reduced to the extent it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantially enacted at the balance sheet date.

Current and deferred tax provisions are recognized in the income statement.

Current taxation is measured on taxable income at the applicable statutory rate enacted or substantially enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes provisions and impairments respectively for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these tax audits are different from the amounts that were initially recorded, such differences will impact the income tax expense and income tax provisions in the period in which such determination is made.

The Company recognizes the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the balance sheet date could be impacted.

Additionally, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods.

q. *Exceptional items*

Items of income and expense that are material and in management's judgment require separate disclosure are classified as "exceptional items" on the face of the income statement. These exceptional items relate to the underlying performance of the business and include impairment charges.

r. *Dividend distribution*

Dividends to the Company's stakeholders is recognized as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's stockholders.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2003, 2004 and 2005

s.   *Financial instruments*

Financial instruments recognized on the balance sheet include trade and other receivables, cash and cash equivalents, and trade and other payables.

A financial instrument or a portion of a financial instrument will be derecognized and a gain or loss recognized when the Company loses the contractual rights or extinguishes the obligation associated with such an instrument.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement.

On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income.

All financial instruments discussed below are initially measured at fair value, including transaction costs, when the Company becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with below.

Derivatives

The Company enters into derivative contracts to ensure a degree of price certainty and to guarantee a minimum revenue on a part of the future planned gold production.

Derivatives do not qualify for hedge accounting and are accounted for as trading instruments.

Accordingly, all derivatives are measured at their estimated fair value, with the changes in estimated fair value being reported in earnings in the periods in which they occur.

The estimated fair values of derivatives are determined with reference to market rates using industry standard valuation techniques.

t.   *Trade and other receivables*

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

u.   *Cash and cash equivalents*

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value, and are measured at cost as they have a short term maturity.

v.   *Financial liabilities*

Financial liabilities, other than derivatives, are subsequently measured at amortized cost, using the effective interest rate method, being the original obligation less principal payments and amortizations.

w.   *Employee benefits*

Short-term employee benefits

The cost of all short-term employee benefits is recognized during the period in which the employee renders the related service.

The provisions for employee entitlements to wages, salaries and annual leave represent the amount which the Company's present obligation as a result of employees' services provided. The provisions have been calculated at undiscounted amounts based on current wage and salary rates.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2003, 2004 and 2005

Long-term employee benefits

A long-term provision for the long-service obligation costs to employees at the end of the life of mine represents the present value of the estimated future cash outflows resulting from employees' services provided.

In determining this liability for employee benefits, consideration has been given to future increases in wage and salary rates, and the Company's expected staff turnover.

Liabilities for employee benefits which are not expected to be settled within 12 months are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

The Company and all employees contribute to the Malian State social security fund. Accordingly, on retirement, the Malian employees are entitled to a retirement benefit from the Malian State. Expatriate employees are reimbursed their contributions made to the social security fund.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,

		2005	2004	2003
		US$		
1	**Revenue**			
	Product sales	198,138,374	187,577,578	166,574,925
2	**Operating profit**			
	Operating profit is arrived at after taking account of:			
	Ad Valorem and CPS tax	11,874,900	11,172,594	9,950,342
	Amortization of property, plant and equipment (note 5)	29,661,072	25,563,636	27,808,561
	Auditors' remuneration			
	– Statutory audit fees	77,853	119,948	116,215
	– External audit - audit fees	32,013	67,207	62,130
	– External audit - disbursements	-	3,800	1,369
	Contributions to Malian State social security fund	2,726,692	2,778,639	2,422,890
	Exploration expenditure	971,110	226,277	1,779,853
	Present value adjustment on value added tax (VAT) refundable	1,021,000	-	-
	Present value adjustment on refundable tax on fuel	297,000	-	-
	Realized fair value loss on derivatives	-	1,102,500	465,000
	Reversal of unrealized fair value gain on derivatives	-	(1,415,000)	713,158
	Legal fees	45,636	38,652	34,000
	Ore stockpile valuation adjustment	-	5,617,704	-
	Provision for obsolete and slow-moving consumable stores	358,681	1,038,105	1,292,080
	Remuneration other than to employees			
	– management fees	1,981,333	1,864,751	1,661,100
	– mining contractor's fees	43,760,712	28,080,456	29,362,077
	Salaries, wages and benefits	15,164,324	16,612,686	13,530,339
	Unwinding of non-current provisions	232,867	167,817	142,596
3	**Exceptional impairments of indirect taxes receivable and exceptional provision for indirect taxes payable**			
	Impairment of advance on tax dispute (note 3.1)	5,184,786	-	-
	Impairment of VAT refundable by Malian State (note 3.2)	1,947,000	-	-
	Provision for 2003/2004 tax audit (note 3.3)	1,434,617	-	-
	Impairment of stamp duties refundable by Malian State (note 7.1)	564,264	-	-
		9,130,667	-	-

3.1 Impairment of advance on tax dispute

During November 2003, the Malian State performed a tax audit of the corporate taxation and various indirect taxes at the Company for fiscal years 2000 to 2002. The results of the audit indicated that the Company owed the Malian State F CFA 7.9 billion (US$16.4 million as of December 31, 2004) of various taxes and penalties, which was communicated by way of a formal letter of assessment to the Company. According to Malian State officials the main reasons for the additional taxes were:

- withholding taxes payable;
- fringe benefits on certain facilities provided to expatriate employees that should have been taxed differently;
- the application of the incorrect depreciation rates to certain mining assets; and
- different interpretations of the law with respect to VAT payable on interest paid.

The Company is of the opinion that the tax filings and indirect tax submissions by the Company were in compliance with applicable laws and regulations.

Towards the end of the 2003 financial year the Malian State proposed that the Company and the Malian State settle their differences in opinion on the tax audit findings by way of the Company paying F CFA 2.5 billion (US$5.2 million as of December 31, 2004) to the Malian State. In January 2004, the Malian State threatened to close down the operations of the Company if the taxes were not paid and, as a result the Malian State requested that an advance of F CFA 2.5 billion (US$5.2 million as of December 31, 2004) be made to them in order for the Company to continue operations. The agreement with the Malian State was that this advance was not an acknowledgement of any taxes payable and that the advance would allow the Company and the Malian State time to resolve their differences in tax interpretation, or to allow the Company the right to arbitration. No cash payment was made as a transfer was made from the current account held with the Malian State. Numerous attempts to resolve the dispute between the Malian State and the Company between January and June 2004 failed. The US$5.2 million was included in trade and other receivables.

Without admitting that the Company filings have been prepared in an incorrect manner in terms of the prevailing laws and regulations, the directors have decided that the advance previously made to the authorities should be abandoned in order to close this issue and allow management to concentrate on the Company's core business. Accordingly, the abandonment has been recorded as an exceptional item rather than as an under provisions of prior year taxation. Abandonment of this amount enabled the Company to reach an agreement with the Government of Mali on all corporate taxation issues which was in dispute and to establish a protocol for the indirect taxes that were in dispute for the future.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,

3.2   Impairment of VAT refundable by Malian State

The gross amount of VAT refundable by the Malian State amounted to US$29.2 million at December 31, 2005. Management has estimated that only US$27.3 million is recoverable based on previous VAT audits performed by the authorities. Accordingly, an impairment of VAT refundable of US$1.9 million has been made.

3.3   Provision for 2003/2004 tax audit

During the 2005 financial year a tax assessment was received for corporate company tax and for various indirect taxes by Malian authorities for the 2003 and 2004 fiscal years. Management objected to the assessment as it did not reflect the protocol agreement reached between the Company and the Government of Mali with regard to the tax audit of the Company for fiscal years 2000 to 2002 (note 3.1) and thus a dispute arose between the Malian government and the Company. As discussed in note 3.1 the Malian government required an advance be made which the Company refused. Without admitting guilt the Company decided to pay the Malian government an amount agreed by both parties.

	2005	2004	2003
	US$		
4 Taxation			
All pre-tax income and income tax expense is related to operations in Mali			
Current tax expense (note 14)	13,364,869	8,092,583	11,353,204
Deferred tax expense (note 10)	4,306,792	3,703,792	(8,29,771)
	17,671,661	11,796,375	10,523,433

A reconciliation of the statutory tax rate to that charged in the income statement is set out in the following table:

	%	%	%
Statutory tax rate in Mali	35.0	35.0	35.0
Disallowable expenses:	-		0.1
- Net foreign exchange loss	8.8	-	-
- Exceptional impairment of indirect taxes receivable and exceptional provision for indirect taxes payable	10.7	-	-
- Other	2.2	-	-
Non-taxable income	(2.1)	(0.5)	(2.8)
Translation gain on current and deferred tax	4.8	(8.8)	(7.2)
Prior year tax expense	-	1.5	-
Effective tax rate	59.4	27.2	25.1

	Exploration costs capitalized	Mine development costs	Exploration costs acquired	Work in progress	Mine infra-structure	Total
	US$	US$	US$	US$	US$	US$
5 Property, plant and equipment at December 31, 2005						
Cost						
Balance at beginning of year	31,828,455	143,818,713	4,542,812	1,618,252	199,507,239	381,315,471
Additions	-	9,139,661	-	7,436,385	4,017,019	20,593,065
Balance at end of year	31,828,455	152,958,374	4,542,812	9,054,637	203,524,258	401,908,536
Accumulated amortization						
Balance at beginning of year	22,358,679	86,438,595	-	-	131,577,813	240,375,087
Amortization for the year	3,152,215	16,150,590	-	-	10,358,267	29,661,072
Balance at December 31, 2005	25,510,894	102,589,185	-	-	141,936,080	270,036,159
Carrying amount at December 31, 2005	6,317,561	50,369,189	4,542,812	9,054,637	61,588,178	131,872,377

	Exploration costs capitalized	Mine development costs	Exploration costs acquired	Work in progress	Mine infra-structure	Total
	US$	US$	US$	US$	US$	US$
Property, plant and equipment at December 31, 2004						
Cost						
Balance at beginning of year	31,828,455	131,758,228	4,542,812	686,350	199,278,636	368,094,481
Additions	-	12,060,485	-	931,902	3,083,139	16,075,526
Disposals	-	-	-	-	(2,854,536)	(2,854,536)
Balance at end of year	31,828,455	143,818,713	4,542,812	1,618,252	199,507,239	381,315,471
Accumulated amortization						
Balance at beginning of year	20,718,785	74,743,002	-	-	122,204,201	217,665,988
Amortization for the year	1,639,894	11,695,593	-	-	12,228,149	25,563,636
Disposals	-	-	-	-	(2,854,536)	(2,854,537)
Balance at end of year	22,358,679	86,438,595	-	-	131,577,814	240,375,087
Carrying amount at December 31, 2004	9,469,776	57,380,118	4,542,812	1,618,252	67,929,425	140,940,384

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,

	2005	2004
	US$	
6 Inventories		
Non-current portion of inventories		
Ore stockpiles	17,936,431	10,813,834
Current portion of inventories		
Ore stockpiles	24,920,668	16,041,803
Gold bullion and gold-in-process	4,202,424	2,845,639
Consumable stores	14,264,543	13,655,078
Consumable stores	16,953,409	15,985,263
Less: adjustment for obsolete and slow-moving items	(2,688,866)	(2,330,185)
Total current inventory	43,387,635	32,542,520
Total inventories	61,324,066	43,356,354
7 Trade and other receivables		
Related party receivables		
– AngloGold Ashanti Mali S.A.	28,871	149,858
– Société des Mines d'Or de Morila S.A.	21,234	315,275
– Société d'Exploitation des Mines d'Or de Yatela S.A.	135,041	325,196
– AngloGold Services Limited	491	33,417
– Other	108,915	369,514
	294,552	1,193,260
Trade receivable	11,309	4,868,464
VAT refundable by Malian State (note 3.2 and 18.2.1)	26,233,829	18,378,734
Advance on tax dispute (note 3.1)	-	5,184,786
Stamp duties refundable by Malian State (note 7.1)	3,884,667	4,479,717
Refundable tax on fuel (note 18.2.2)	9,891,270	9,761,660
Prepaid expenses	82,912	279,666
Other	1,679,524	3,019,065
Total current and non-current trade and other receivables	42,078,063	47,165,352
Less: non-current portion of VAT refundable by Malian State	14,551,010	-
Total current trade and other receivables	27,527,053	47,165,352

7.1   Stamp duties refundable by the Malian State

During 2002, a dispute arose between the Company and the Malian State with regards to the payment of stamp duties on gold exports due to different interpretations of the Convention Agreement and the Mining Code. In order to ensure the continuation of gold exports, the Company paid stamp duties raising an amount receivable from the Malian State.

The Company entered into arbitration to resolve the dispute. The Tribunal decision was announced in February 2003, indicating that the Company would no longer be obliged to pay stamp duties and that stamp duties to the value of F CFA2.2 billion (US$3.2 million) should be reimbursed to the Company.

During the 2003, 2004 and 2005 financial years, management communicated with the Minister of Finance (MOF), Minister of Domains (MOD) and the Minister of Mines (MOM) several times in an effort to recover the outstanding stamp duties. However, at the end of December 2005, the amount of US$3.9 million (2004: US$4.5 million) was still outstanding and is reflected in trade and other receivables.

The MOD represented the Malian State during the arbitration proceedings. In order for the MOF to be able to settle with the Company the outstanding stamp duties, the MOD is required to officially notify the MOF advising that the Malian State lost the arbitration case. Subsequently the MOF has confirmed to management of the Company that they will settle the long outstanding stamp duty. F CFA 800 million (US$1.4 million) was reimbursed early in January 2006 and it is expected the balance will be paid by June 30, 2006. An impairment of US$0.6 million was made in December 2005 for the portion of the amount that management is not expecting to recover.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,

	2005	2004	2003
	US$		
8 Cash and cash equivalents			
HypoVereinsbank balances – Short-term fixed deposit	-	-	15,000,000
HypoVereinsbank balances - Current account	9,853,940	6,949,451	3,978,137
Malian bank balances	1,949,861	3,123,730	242,792
London and South African bank balances	330,214	2,622,570	11,258,655
Petty cash	51,391	44,009	32,569
	12,185,406	12,739,760	30,512,513

	2005	2004
	US$	
9 Environmental rehabilitation obligations		
Provision for decommissioning		
Balance at beginning of year	1,437,932	1,382,627
Unwinding of decommissioning obligation	43,138	55,305
Change in estimate	889,292	-
Balance at end of year	2,370,362	1,437,932
Provision for restoration		
Balance at beginning of year	4,363,757	3,155,393
Unwinding of restoration obligation	130,913	77,633
Change in estimate	2,397,330	1,130,731
Balance at end of year	6,892,000	4,363,757
Employee long service obligation		
Balance at beginning of year	1,960,529	1,417,641
Unwinding of employee long service obligation	58,816	34,879
Charge to income statement	373,687	508,009
Balance at end of year	2,393,032	1,960,529
Total provisions	11,655,394	7,762,218
Assumptions applicable to all provisions		
Estimated gross future environmental rehabilitation costs	US$8.8 million	US$8.6 million
Estimated gross future employee long service costs	US$2.5 million	US$2.4 million
Discount rate	3%	4%
Inflation rate	2.25%	2%
Average discount period from the beginning of the life of mine	13 years	13 years

The average discount period is based on the current estimate of the life of mine, which is subject to revision annually. The estimated gross future costs are based on management's best estimates at December 31, 2005, and are also subject to revision annually.

Malian State social security fund

The Company and all employees contribute to the Malian State social security fund. On retirement, the Malian employees are entitled to a retirement benefit from the Malian State. Expatriate employees are reimbursed only their contributions made to the social security fund. Accordingly, there is no obligation for defined employee benefits. The Company's contributions to the Malian State social security fund are disclosed in note 2.

10   Deferred taxation

The deferred taxation liability relating to temporary differences is made up as follows:

	2005	2004
- Property, plant and equipment	12,027,927	5,247,138
- Non-current provisions	(4,079,389)	(2,716,776)
- Inventory	(941,103)	(815,565)
- Present value adjustment on taxes receivable	(997,679)	-
- Other	(181,337)	(193,169)
	5,828,420	1,521,628

The movement on the deferred tax liability/(asset) is as follows:

	2005	2004
Balance at beginning of year	1,521,628	2,182,164
Deferred tax charge (note 4)	4,306,792	3,703,792
Balance at end of year	5,828,420	1,521,628

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,

		2005	2004	
		US$		
11	**Trade and other payables**			
	Related party payables			
	– AngloGold Services Limited	192,562	179,842	
	– AngloGold Ashanti Mali S.A.	496,914	535,767	
	– Société d'Exploitation des Mines d'Or de Yatela S.A.	55,040	94,525	
	– Société des Mines d'Or de Morila S.A.	-	85,783	
	– Other	7,604	39,924	
		752,120	935,841	
	Provisions and accruals	13,416,960	11,569,571	
	Trade and other payables	8,676,310	5,468,040	
		22,845,390	17,973,452	

		2005	2004	2003
		US$		
12	**Dividends paid**			
	Amount outstanding at beginning of year	10,802,000	11,000,000	22,000,000
	Dividends declared during the year	40,000,000	45,000,000	30,000,000
	Less: amount outstanding at end of year	(20,000,000)	(10,802,000)	(11,000,000)
	Dividends paid	30,802,000	45,198,000	41,000,000
13	**Cash generated from operations**			
	Profit before taxation	29,755,792	43,390,664	41,844,716
	Adjusted for:			
	Non-cash movements			
	- adjustment for obsolete and slow-moving consumable stores	358,681	1,038,105	1,292,080
	- net foreign exchange losses / (gains)	7,520,279	(636,876)	(3,298,374)
	- exceptional impairments of indirect taxes receivable and exceptional provision for indirect taxes payable (note 3)	9,130,667	-	-
	- present value adjustment of VAT taxes refundable (note 2)	1,021,000		-
	- present value adjustment on refundable tax on fuel	297,000	-	-
	- ore stockpile valuation adjustment	-	5,617,704	-
	- unwinding of non-current provisions	232,867	167,817	142,596
	- environmental restoration charge to the income statement	2,397,330	1,130,731	1,017,831
	- employee long service obligation charge to the income statement	373,687	508,009	445,515
	Reversal of unrealized fair value gain on derivatives	-	(1,415,000)	713,158
	Amortization of property, plant and equipment	29,661,072	25,563,636	27,808,561
	Interest received	(341,515)	(363,185)	(348,543)
	Other movements in working capital	(1,694,505)	(15,585,162)	11,061,893
		78,712,355	59,416,443	80,679,433
	Other movements in working capital			
	Increase in inventories	(11,203,796)	(2,862,544)	1,113,764
	Decrease / (increase) in trade and other receivables	13,592,249	(9,242,362)	(5,914,831)
	(Decrease) / increase in trade and other payables	(4,082,958)	(3,480,256)	15,862,960
		(1,694,505)	(15,585,162)	11,061,893
14	**Income tax paid**			
	Amount (receivable) / payable at beginning of year	(802,383)	4,182,320	(4,780,739)
	Current tax expense (note 4)	13,364,869	8,092,583	11,353,204
	Amount (payable) / receivable at end of year	(8,101,642)	802,383	(4,182,320)
	Income tax paid	4,460,844	13,077,286	2,390,145

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,

			2005	2004
			US$	

15   Ordinary stock

Authorized and issued: ordinary par value stock with a nominal value of F CFA 109 000 (US$200) each.

Held by:	Number of stock			
AngloGold Ashanti Holdings PLC (subsidiary of AngloGold Ashanti Limited)	38,000		7,600,000	7,600,000
AGEM Limited (subsidiary of IAMGOLD Corporation)	38,000		7,600,000	7,600,000
Government of Mali	18,000		3,600,000	3,600,000
International Finance Corporation	6,000		1,200,000	1,200,000
	100,000		20,000,000	20,000,000

16   Contractual commitments and contingencies
16.1   Operating leases

At December 31, 2005, the Company was committed to making the following payments in respect of operating leases for amongst others, hire of plant and equipment and land and buildings.

Expiry within:		
- One year	20,150,634	19,931,394
- Between 1-2 years	20,150,634	19,931,394
- Between 2-5 years	40,301,269	59,794,183
- After 5 years	-	-
	80,602,537	99,656,971

16.2   Capital Commitments

Contracted for:	20,219,632	20,850,280
Not contracted for	9,600,266	667,225
Total authorized by the directors	29,819,898	21,517,505

The proposed capital expenditure for mine infrastructure will be financed from cash resources generated by operations of the Company.

17   Related parties
17.1   Identity of related parties

The stockholders of the Company are disclosed in note 15. Entities within the AngloGold Ashanti group and with which the Company has transacted, are listed in note 17.2. The directors of the Company are listed below:

DL Hodgson (Chairman)	(resigned May 4, 2005)
NF Nicolau (Chairman)	(appointed May 4, 2005)
C Barjot	
JF Conway	
Mme HN Cisse	
M Diallo	
GA Edey	
MH Sabbagha	(resigned August 10, 2005)
FRL Neethling	(appointed August 10, 2005)
AW Mbugua	
T Tanoh	
LA Dembele	
MD Keita	
S Venkatakrishnan	

17.2   Material related party transactions

Material related party transactions are as follows:	Transactions with related parties	Net amounts due by/(owed to) related parties (notes 7 & 11)	Transactions with related parties	Net amounts due by/(owed to) related parties (notes 7 & 11)
	2005		2004	
	US$			
– AngloGold Ashanti Mali S.A.	(4,362,040)	(468,043)	(3,229,746)	(385,909)
– Société des Mines d'Or de Morila S.A. (Morila)	573,185	21,234	379,194	229,492
– Société d'Exploitation des Mines d'Or de Yatela S.A. (Yatela)	2,986,883	80,001	3,400,908	230,671
– AngloGold Services Limited	(3,667,155)	(192,071)	(3,697,971)	(146,425)
– Rand Refinery Limited	446,740	11,309	541,254	4,868,464
– Key Management Personnel	850,407	-	846,657	-

AngloGold Ashanti Mali S.A. and AngloGold Services Limited are service organisations within the AngloGold Ashanti group and, accordingly, provide management services to the Company. Included in transactions with AngloGold Ashanti Mali S.A. are management fees paid by the Company of US$1,981,333 (2004: US$1,864,751) (refer note 2). Morila and Yatela are associates to the Company, also located in Mali. Semos shares certain employees with Yatela, as well as the elution and smelting of the gold production process. The Company incurs only ad hoc transactions with Morila. All transactions with the service organisations and fellow associates are measured on an arm's length basis.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,

18   Risk management activities

In the normal course of its operations, the Company is exposed to, inter alia, gold price, currency and credit risks. The Company did not acquire, hold or issue derivatives for trading purposes. The Company follows the following risk management processes to manage these risks.

18.1   Gold price risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold.

18.2   Credit risk

Credit risk arises from the risk that a counterparty may default or not meet its obligations in a timely manner.

The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties. Although the Company sells gold to only one counterparty, the Company does not believe that this concentration of credit results in significant credit risk. There is however a concentration of credit risk with respect to various taxes receivable from the Malian State. These taxes and the measures taken to ensure recoverability thereof are discussed in note 7, note 3 and below.

18.2.1   Vulnerability from concentrations of VAT refundable by the Malian State

VAT refundable amounted to US$26.2 million (2004 US$18.4 million) at December 31. This arises as vatable supplies are generally exempt from VAT (gold revenue) whilst most of the mine inputs are subject to VAT, resulting generally in a net input VAT receivable. VAT is refundable from the government in F CFA. The last audited value added tax return was for the period ended June 30, 2005 and at that date US$21.7 million is still outstanding and US$6.8 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits. The Government of Mali is a shareholder in the Company and has committed to provide a repayment plan for the amounts due. Due to this uncertainty, certain amounts are expected to be received after 12 months of the balance sheet date and are classified as non-current accordingly. These amounts are also discounted to their present value using the effective interest rate method.

18.2.2   Vulnerability from concentrations of refundable tax on fuel

Reimbursable fuel duties from the Malian government, for the Company amount to US$9.9 million (2004 US$9.8 million) at December 31. Fuel duties are paid on receipt of the fuel supply and are refundable in F CFA, requiring the claim to be submitted before January 31, of the following year, and are subject to authorization by firstly the Department of Mining and secondly the Customs and Excise authorities. The Customs and Excise authorities have approved US$6.64 million which is still outstanding, whilst US$3.56 million is still subject to authorization. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations. Government of Mali is a shareholder in the Company and has committed to provide a repayment plan for the amounts due. Due to this uncertainty the amounts, although reported as current assets, may take longer than 12 months to be received.

18.3   Currency risk

Since the functional currency of the Company is US Dollars, currency risk is incurred primarily as a result of purchases made in other currencies, such as the Euro, South African Rand and the Franc de la Communaté Financière d'Afrique (F CFA). The Company does not use derivatives to hedge foreign currency transactions.

18.4   Fair values of financial instruments

The estimated fair values of the current financial instruments are determined based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's current financial instruments as at December 31, 2005 approximates the carrying amount of such financial instruments as reflected in the balance sheet.

US$14.6 million, included in non-current trade and other receivables relates to VAT which is expected to be refunded during the 2007 financial year. The fair value of this receivable approximates its carrying amount. All other amounts are expected to be recoverable or payable within the 2006 financial year.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31,

19 Reconciliation between IFRS and US GAAP

The following table summarizes the effect on net profit and stockholders' equity of differences between International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States of America (US GAAP) as of and for the year ended December 31, 2005:

	Notes	2005	2004	2003
		US$		
Income statement information				
Net profit as per IFRS		12,084,131	31,594,290	31,321,283
US GAAP adjustments:				
Amortization for the 2005 year of exploration costs previously capitalized under IFRS	19.1	3,152,215	1,639,894	2,439,206
Deferred tax thereon		(1,103,275)	(573,962)	(853,722)
Deferred tax adjustment relating to translation differences	19.2	8,126,515	(2,451,704)	(1,523,832)
Net profit as per US GAAP		22,259,586	30,208,518	31,382,935
Balance sheet information				
Stockholders' equity as per IFRS		179,029,066	206,944,936	220,350,646
US GAAP adjustments:				
Exploration costs capitalized under IFRS	19.1	(31,828,454)	(31,828,455)	(31,828,455)
Deferred tax thereon		11,139,959	11,139,959	11,139,959
Amortization of exploration costs capitalized under IFRS	19.1	25,510,894	22,358,679	20,718,785
Deferred tax thereon		(8,928,813)	(7,825,538)	(7,251,575)
Deferred tax adjustment relating to translation differences	19.2	1,139,045	(6,987,470)	4,535,766
Stockholders' equity as per US GAAP		176,061,697	193,802,111	208,593,594

19.1 Exploration costs capitalized under IFRS and the amortization thereof

Under IFRS, certain exploration drilling costs were capitalized based on the favourable outlook of future economic benefits associated with the areas being drilled. Under US GAAP, similar costs can be capitalized only once a bankable feasibility study has been obtained to support the probability of the future economic benefits associated with the area.

Exploration costs capitalized under IFRS are amortized on a units-of-production method. Under US GAAP, the accumulated amortization should be reversed.

The application of US GAAP would have resulted in an increase in net profit of US$2.0 million (2004: US$1.1 million and 2003: US$1.6 million) and a decrease in stockholders' equity of US$4.1 million (2004: US$6.2 million and 2003: US$7.2 million).

19.2 Deferred tax adjustment relating to translation differences

Under IFRS, all carrying amounts used in the computation of deferred tax are translated from US Dollars into the local tax paying currency at a closing rate of exchange, while under US GAAP, non-monetary carrying amounts are translated at their historical rates of exchange.

The application of US GAAP would have resulted in an increase in net profit of US$8.1 million (2004: decrease of US$2.5 million and 2003: decrease of US$ 1.5 million) and an increase in stockholders' equity of US$1.1 million (2004: decrease of US$ 7.0 million and 2003: decrease of US$ 4.5 million).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANGLOGOLD ASHANTI LIMITED

/s/ Srinivasan Venkatakrishnan
Name: Srinivasan Venkatakrishnan
Title: Chief Financial Officer
Date: March 17, 2006.